
082-05234


10015562


FORTIS

Financial Statements 2009

12-31-09
AR/S

Financial Report

FORTIS

Fortis Financial Statements 2009

Fortis Consolidated Financial Statements

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Fortis SA/NV Financial Statements

Fortis N.V. Financial Statements

Contents

Introduction

The Fortis Financial Statements 2009 comprise the audited Fortis Consolidated Financial Statements 2009, with comparative figures for 2008, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. However, due to circumstances beyond the control of the Board of Directors, Fortis was not able to apply IFRS in all its detail for the comparative figures 2008, since the divested subsidiaries of Fortis were not able to provide auditable figures on the operating result up to the moment of sale. Consequently, Fortis could not provide for 2008 the by IFRS required split of the result discontinued operations into a result on divestment and some details of the operating result 2008 and the required information in the Cash Flow Statement on the discontinued operations.

The Fortis Consolidated Financial Statements include Fortis SA/NV and Fortis N.V. (Parent Companies) and their subsidiaries. This document also includes the Report of the Board of Directors of Fortis SA/NV and Fortis N.V., as well as the audited financial statements of Fortis SA/NV, prepared in accordance with the legal and regulatory requirements applicable in Belgium and the audited financial statements of Fortis N.V., prepared in accordance with the legal and regulatory requirements applicable in the Netherlands.

The Fortis Financial Statements 2009 together with the Annual Review 2009 constitute the Fortis Annual Report 2009.

All amounts in the tables of these Financial Statements are denominated in millions of euros, unless stated otherwise.

Fortis Consolidated Financial Statements 2009

Consolidated statement of financial position

(before appropriation of profit)

	Note	31 December 2009	31 December 2008
Assets			
Cash and cash equivalents	15	5,636	5,933
Financial investments	16	53,070	45,132
Investment property	17	1,653	1,290
Loans	18	4,132	16,404
Investments related to unit-linked contracts		20,695	18,040
Investments in associates	19	1,322	431
Reinsurance and other receivables	20	1,264	1,154
Current tax assets	32	103	73
Deferred tax assets	32	53	117
Call option BNP Paribas shares	21	880	
Accrued interest and other assets	22	1,848	1,795
Property, plant and equipment	23	1,108	1,135
Goodwill and other intangible assets	24	1,376	1,366
Assets held for sale	3	103	
Total assets		**93,243**	92,870
Liabilities			
Liabilities arising from life insurance contracts	25	22,931	21,855
Liabilities arising from life investment contracts	26	24,333	21,607
Liabilities related to unit-linked contracts	27	20,773	18,078
Liabilities arising from non-life insurance contracts	28	4,934	4,289
Debt certificates	29	915	4,670
Subordinated liabilities	30	2,850	2,908
Borrowings	31	2,774	9,086
Current tax liabilities	32	106	75
Deferred tax liabilities	32	1,025	609
RPN(I)	33	316	
Accrued interest and other liabilities	34	2,209	2,312
Provisions	35	34	71
Liabilities related to assets held for sale	3	39	
Total liabilities		**83,239**	85,560
Shareholders' equity	4	8,350	6,795
Non-controlling interests	5	1,654	515
Total equity		**10,004**	7,310
Total liabilities and equity		**93,243**	92,870

Consolidated income statement

	Note		2009		2008
Income					
- *Gross premium income* [1]		*9,248*		*8,461*	
- *Change in unearned premiums*		*(32)*		*(13)*	
- *Ceded earned premiums*		*(193)*		*(197)*	
Net earned premiums	37		9,023		8,251
Interest, dividend and other investment income	38		3,123		3,660
Unrealised gain (loss) on Call option BNP Paribas shares	21		880		
Unrealised gain (loss) on RPN(I)	33		(316)		
Realised and unrealised gains and losses	39		953		(508)
Investment income related to unit-linked contracts			2,307		(3,191)
Share of result of associates	40		63		27
Fee and commission income	41		375		432
Other income	42		322		233
Total income			**16,730**		**8,904**
Expenses					
- *Insurance claims and benefits, gross*		*(9,290)*		*(8,221)*	
- *Insurance claims and benefits, ceded*		*65*		*121*	
Insurance claims and benefits, net	43		(9,225)		(8,100)
Charges related to unit-linked contracts			(2,325)		3,219
Finance costs	44		(498)		(1,343)
Change in impairments	45		(467)		(558)
Change in provisions			42		(49)
Fee and commission expense	46		(972)		(912)
Staff expenses	47		(640)		(644)
Other expenses	48		(1,015)		(994)
Total expenses			**(15,100)**		**(9,381)**
Profit before taxation			**1,630**		**(477)**
Income tax expenses	49		(318)		(108)
Net profit before result of discontinued operations			**1,312**		**(585)**
Attributable to non-controlling interests			120		25
Attributable to shareholders			**1,192**		**(610)**
Net result of discontinued operations	3				(27,412)
Net profit attributable to shareholders			**1,192**		**(28,022)**
Per share data (EUR)	6				
Basic earnings per share			0.48		(12.21)
Basic earnings per share before net result of discontinued operations			0.48		(0.27)
Diluted earnings per share			0.48		(12.21)
Diluted earnings per share before net result of discontinued operations			0.48		(0.27)

1) *Gross inflow (sum of gross written premiums and premium inflow of investment contracts without Discretionary Participation Features) can be calculated as follows.*

	Note	2009	2008
Gross premium income		9,248	8,461
Inflow deposit accounting (directly recognised as liability)	37	2,770	3,123
Gross inflow		**12,018**	**11,584**

Consolidated statement of comprehensive income

		2009		2008
Net profit attributable to shareholders		**1,192**		**(28,022)**
Other comprehensive income				
Change in revaluation of investments available for sale, gross	859		136	
Related tax	(256)		(346)	
Change in revaluation of investments available for sale, net		603		(210)
Change in foreign exchange differences, gross			(50)	
Related tax				
Change in foreign exchange differences, net				(50)
Share of other comprehensive income of associates, gross			46	
Related tax				
Share of other comprehensive income of associates, net				46
Other changes related to (part of) the sale of group companies		(108)		1,873
Other comprehensive income for the period, net of tax		495		1,659
Attributable to non-controlling interests		147		11
Attributable to shareholders		**348**		**1,648**
Total comprehensive income for the period, attributable				
- to shareholders		**1,540**		**(26,374)**

Consolidated statement of changes in equity

	Share capital	*Share premium reserve*	*Other reserves*	*Currency translation reserve*	*Net profit attributable to shareholders*	*Unrealised gains and losses*	*Share holders' equity*	*Non-controlling interests*	*Total equity*
Balance at 1 January 2008	**11,132**	**22,723**	**(5,240)**	**(164)**	**3,994**	**602**	**33,047**	**1,147**	**34,194**
Net profit for the period					(28,022)		(28,022)	25	(27,997)
Revaluation of investments						(242)	(242)	11	(231)
Reclassed to income statement due to sale of group companies				140		140	280		280
Foreign exchange differences				(49)		(1)	(50)		(50)
Change in equity eliminations due to sale of group companies			1,714			(76)	1,638		1,638
Other non-owner changes in equity			22				22		22
Total non-owner changes in equity			*1,736*	*91*	*(28,022)*	*(179)*	*(26,374)*	*36*	*(26,338)*
Transfer			3,994		(3,994)				
Dividend			(1,371)				(1,371)	(1)	(1,372)
Increase in capital, net	706	785					1,491		1,491
Treasury shares			11				11		11
Decrease in non-controlling interests due to sale of group companies								(667)	(667)
Other changes in equity			(9)				(9)		(9)
Balance at 31 December 2008	**11,838**	**23,508**	**(879)**	**(73)**	**(28,022)**	**423**	**6,795**	**515**	**7,310**
Net profit for the period					1,192		1,192	120	1,312
Revaluation of investments						456	456	147	603
Transfer to income statement due to sale of (part) of group companies						(108)	(108)		(108)
Foreign exchange differences									
Other non-owner changes in equity									
Total non-owner changes in equity					*1,192*	*348*	*1,540*	*267*	*1,807*
Transfer			(28,022)		28,022				
Dividend								(1)	(1)
Reorganisation of capital	(9,724)	(9,230)	18,954						
Treasury shares									
Other changes in equity			15				15	873	888
Balance at 31 December 2009	**2,114**	**14,278**	**(9,932)**	**(73)**	**1,192**	**771**	**8,350**	**1,654**	**10,004**

Changes in equity are described in greater detail in Note 4 and Note 5.

Consolidated cash flow statement

	2009	2008
Profit before taxation	**1,630**	(477)
Adjustments to non-cash items included in profit before taxation:		
Call option BNP Paribas shares	(880)	
RPN(I)	316	
(Un)realised gains (losses)	(952)	508
Share of profits in associates	(63)	(27)
Depreciation, amortisation and accretion	575	375
Impairments	467	562
Provisions	(42)	49
Share-based compensation expense	8	14
Changes in operating assets and liabilities:		
Derivatives held for trading (assets and liabilities)	35	(350)
Loans	12,290	(9,323)
Reinsurance and other receivables	(386)	122
Investments related to unit-linked contracts	(2,664)	3,107
Borrowings	(6,387)	4,864
Liabilities arising from insurance and investment contracts	3,823	2,271
Liabilities related to unit-linked contracts	2,724	(3,070)
Net changes in all other operational assets and liabilities	(746)	(1,984)
Dividend received from associates	19	4
Income tax paid	(99)	(46)
Cash flow from operating activities	**9,668**	(3,401)
Purchases of financial investments	(14,755)	(13,918)
Proceeds from sales and redemptions of financial investments	8,323	13,648
Purchases of investment property	(124)	(22)
Purchases of property, plant and equipment	(68)	(54)
Proceeds from sales of property, plant and equipment	1	20
Acquisition of subsidiaries and associates	(971)	(55)
Divestments of subsidiaries and associates	1,410	(14,654)
Purchases of intangible assets	(12)	(26)
Proceeds from sales of intangible assets	1	
Cash flow from investing activities	**(6,195)**	(15,061)
Proceeds from the issuance of debt certificates		2,221
Payment of debt certificates	(3,760)	(5,335)
Proceeds from the issuance of subordinated liabilities		1,118
Payment of subordinated liabilities	(41)	(69)
Proceeds from the issuance of other borrowings	53	18
Payment of other borrowings	(21)	(31)
Proceeds from the issuance of shares		1,491
Purchases of treasury shares		(6)
Proceeds from sales of treasury shares		33
Dividends paid to shareholders of the parent company	(7)	(1,378)
Dividends paid to non-controlling interests	(1)	(1)
Cash flow from financing activities	**(3,777)**	(1,939)
Effect of exchange rate differences on cash and cash equivalents	7	(26)
Net increase (decrease) of cash and cash equivalents	**(297)**	(20,427)
Cash and cash equivalents as at 1 January	**5,933**	26,360
Cash and cash equivalents as at 31 December	**5,636**	5,933
Supplementary disclosure of operating cash flow information		
Interest received	2,568	2,947
Dividend received from financial investments	37	119
Interest paid	(653)	(1,288)

General Notes

1 Legal structure

Fortis' two Parent Companies are Fortis SA/NV, incorporated in Belgium with its registered office at Rue Royale 20 / Koningsstraat 20, Brussels, Belgium and Fortis N.V., incorporated in the Netherlands with its registered office at Archimedeslaan 6, Utrecht, the Netherlands. The parent companies own, on a 50/50 basis, all the shares of two holding companies, Fortis Brussels SA/NV and Fortis Utrecht N.V. The holding companies are shareholders in operating companies and service companies, either directly or indirectly through subsidiaries.

The Consolidated Financial Statements include the Financial Statements of Fortis SA/NV and Fortis N.V. (the Parent Companies) and all of their subsidiaries. By combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its activities in the most transparent way.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

When purchasing a Fortis share, shareholders effectively acquire a unit that comprises one ordinary Fortis SA/NV share and one ordinary Fortis N.V. share. Fortis shares have a primary listing on the regulated markets of Euronext Brussels and Euronext Amsterdam. It is possible to trade Fortis shares on either market, and also to buy on one market and sell on the other. Fortis also has a secondary listing on the Luxembourg Stock Exchange and a sponsored ADR programme in the United States.


Structure of Fortis
Fortis SA/NV
Fortis N.V.
50%
50%
50%
50%
Fortis Brussels SA/NV
Fortis Utrecht N.V.
100%
Fortis Insurance N.V.
100%
75%
Fortis Insurance International
AG Insurance

Fortis has pledged 179,285 shares of AG Insurance to the Belgian State related to the State guarantee issued to Fortis (related to RPN(I), see note 33).

2 Summary of accounting policies

2.1 Basis of accounting

The Fortis Consolidated Financial Statements 2009 comply with International Financial Reporting Standards (IFRSs) at 31 December 2009, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). However, the comparative figures of 2008 do not fully comply with IFRSs because no disclosure has been provided in respect of the 'Net result on discontinued operations' to distinguish between the net results of operations of the entities concerned until the date of their disposal and the net gains on such disposals. In addition, no 2008 details have been provided in the Consolidated Cash-flow Statement and related notes thereon for cash flows from the discontinued operations.

The accounting policies are consistent with those applied for the year ended 31 December 2008. The only change to IFRSs with importance for Fortis (and endorsed by the EU) was the revised IFRS 7, issued in March 2009, including Disclosures about Financial Instrument with an effective date of 1 January 2009.

The financial statements are prepared on a going concern basis. They give a fair presentation of the financial position, financial performance and cash flows of Fortis, with relevant, reliable, comparable and understandable information. The Consolidated Financial Statements are stated in euros, which is the functional currency of the Parent Companies of Fortis.

The most significant IFRSs for the measurement of the assets and liabilities as applied by Fortis are:

- IAS 1 for presentation of financial statements
- IAS 16 for property, plant and equipment
- IAS 23 for loans
- IAS 28 for investments in associates
- IAS 36 for the impairment of assets
- IAS 38 for intangible assets
- IAS 39 for financial instruments
- IAS 40 for investment property
- IFRS 4 for the measurement of insurance contracts
- IFRS 7 for the disclosures of financial instruments
- IFRS 8 for operating segments.

2.2 Changes in accounting policies

The accounting policies used to prepare the Consolidated Financial Statements for 2009 are consistent with those applied in the Fortis Consolidated Financial Statements for the year ended 31 December 2008.

On 29 January 2009, IFRIC issued Interpretation 18 Transfers of Assets from Customers, to be applied prospectively to transfers of assets from customers received on or after 1 July 2009. IFRIC 18 is particularly relevant for the utility sector, but not for Fortis.

On 5 March 2009, the IASB issued Improving Disclosures about Financial Instruments, amendments to IFRS 7 Financial Instrument: Disclosures. The amendments expand the disclosures required in respect of fair value measurements recognised in the statement of financial position. Therefore a three-level hierarchy has been introduced, which has only relevance for disclosures, not for measurement (still based on the fair value measurement hierarchy in IAS 39 Financial Instruments: Recognition and Measurement). Amendments have also been made to the liquidity risk disclosures required under IFRS 7.39. Liquidity risk now only includes financial liabilities that are settled by delivering cash or another financial asset. Financial liabilities that are settled by the entity delivering its own equity instruments or non-financial instruments are excluded. The revised disclosure requirements are applicable for annual periods beginning on or after 1 January 2009.

On 12 March 2009, the IASB issued Embedded Derivatives, amendments to IFRIC 9 and IAS 39. The amendments clarify the accounting for embedded derivatives when a financial asset is reclassified out of the Fair Value through Profit or Loss category as permitted by the October 2008 amendments to IAS 39 Financial Instruments: Recognition and Measurements. The amendments are effective for annual periods ending on or after 30 June 2009 and must be applied retrospectively. Fortis did not reclassify any financial assets based on these amendments to IAS 39.

On 16 April 2009, the IASB issued Improvements to IFRS 2009, incorporating amendments to 12 International Financial Reporting Standards (IFRSs). Effective dates vary. Most of the improvements deal with matters of detail and will not have a significant impact in practice. For some amendments Fortis is evaluating the effect of the changes.

2.3 Measurement bases used in preparing the financial statements

The classification and measurement of assets and liabilities is based on the purpose of entering into these transactions.

2.3.1 Financial assets

Of all assets not related to unit linked investments, more than 90% are financial assets classified in accordance with IAS 39. The measurement and income recognition in the income statement depends on the IFRS classification of the financial assets in this standard, being:

(a) loans and receivables
(b) held-to-maturity investments
(c) financial assets at fair value through profit or loss
(d) available-for-sale financial assets.

The majority of the financial assets (being bonds and equity shares) is classified as Available For Sale and measured at fair value. The unrealised gains and losses are reported in shareholders' equity. For the insurance portfolios, where 'realised' gains and losses of bonds have a direct impact on the measurement of the insurance liabilities, Fortis applies shadow accounting' in accordance with IFRS 4. This means that the changes in the unrealised gains and losses will affect the measurement of the insurance liabilities and therefore not be a part of equity.

2.3.2 Investment property and property held for own use

For reasons of comparability of the performance in the financial statements Fortis did not opt in 2005 for the fair value model for investment property (with gains or losses from a change in the fair value recognised in profit or loss), but for the cost model, in line with the classification for property held for own use. After recognition as an asset, all property is carried at its cost less any accumulated depreciation and any accumulated impairment losses. As a consequence, changes in the fair value of the property are not recognised in the income statement nor in shareholders' equity, unless the property is impaired.

2.3.3 Investment in Associates

For associates where Fortis has significant influence, the power to participate in the financial and operating policy decisions of the investee (but is not in control), Fortis applies the equity method of accounting for these associates. The Fortis' share of the profit and loss is recognized in the income statement and revaluations are reported in shareholders' equity, while distributions received from the associate reduce the carrying amount of the investment.

2.3.4 Goodwill and other intangible assets

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting as described in IFRS 3. Fortis is no early adopter of the revised IFRS 3 standard (neither of the in parallel revised IAS 27 Consolidated and Separate Financial Statements) with an effective date for annual reporting periods beginning on or after 1 July 2009. Based on the applied standard Goodwill represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed.

Value of business acquired (VOBA)

Value of business acquired represents the difference between the fair value at acquisition date and the subsequent carrying value of a portfolio of insurance and investment contracts acquired in a business or portfolio acquisition.
VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

Other intangible assets with definite lives

Other intangible assets include intangible assets with definite lives, such as trademarks, internally developed software that is not an integral part of the related hardware and licenses that are generally amortised over their useful lives using the straight-line method.

2.3.5 Financial liabilities

The measurement and recognition in the income statement depends on the IFRS classification of the financial liabilities, being: (a) financial liabilities at fair value through profit or loss, and (b) other financial liabilities measured at amortised cost.

2.3.6 Liabilities arising from insurance and investment contracts

Life insurance

These liabilities relate to insurance contracts, investment contracts with discretionary participation features (DPF) and investment contracts that transfer insurance risk, financial risk or both. Investment contracts without discretionary participation features are valued at amortised cost.

For Life insurance contracts, future policy benefit liabilities are calculated using a net level premium method (present value of future net cash flows) on the basis of actuarial assumptions as determined by historical experience and industry standards. Participating policies include any additional liabilities relating to any contractual dividends or participation features. For some designated contracts, the future policy benefit liabilities have been re-measured to reflect current market interest rates.

For Life insurance contracts with minimum guaranteed returns, liabilities have been set up to reflect expected long-term interest rates. The liabilities relating to annuity policies during the accumulation period are equal to accumulated policyholder balances. After the accumulation period, the liabilities are equal to the present value of expected future payments. Changes in mortality tables that occurred in previous years are fully reflected in these liabilities.

Non-life insurance

Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expenses include estimates for reported claims and provisions for claims incurred but not reported. Non-life liabilities for workers' compensation business are presented at their net present value. Fortis does not discount its liabilities for claims other than for claims with determinable and fixed payment terms.

Liability adequacy test

The adequacy of insurance liabilities ('liability adequacy test') is tested by each company on the level of homogeneous product groups at each reporting date.

2.3.7 Assets and liabilities related to unit-linked contracts

Fortis' non-participating insurance and investment contracts are primarily unit-linked contracts where the investments are held on behalf of the policyholder and measured at fair value. Treasury shares and investments made in own debt instruments on behalf of policyholders are eliminated. The liabilities for such contracts are measured at unit value (i.e. fair value of the fund in which the unit-linked contracts are invested divided by the number of units of the fund).

Certain products contain guarantees, which are also valued at fair value and included in liabilities related to policyholders, with the change in the fair value recognised in the income statement. Insurance risks are taken into account on basis of actuarial assumptions.

2.4 Measurement of impaired assets

An asset is impaired when its carrying amount exceeds its recoverable amount. Fortis reviews all of its assets at each reporting date for objective evidence of impairment. The carrying amount of impaired assets is reduced to its estimated recoverable amount and the amount of the change in the current year is recognised in the income statement.
If in a subsequent period the amount of the impairment on assets other than goodwill or available-for-sale equity instruments decreases, due to an event occurring after the write-down, the amount is reversed by adjusting the impairment and is recognised in the income statement.

Financial assets
A financial asset (or group of financial assets) classified as available for sale is impaired if there is objective evidence of impairment as a result of one or more events (loss events or 'triggers', e.g. significant financial difficulty of the issuer) that occurred after the initial recognition of the asset and that loss event (or events) has an impact on the estimated future cash flows of the financial asset (or group of financial assets) that can be reliably estimated.

For equity securities, the triggers used to determine whether there is objective evidence of impairment include, amongst others, the consideration whether the fair value is significantly (25%) below cost or has been below cost for a prolonged period (four consecutive quarters) at the date of the statement of financial position.

Reversal of impairments of debt instruments which can be objectively related to an event occurring after the recognition of the impairment loss, are recognised in the income statement. Positive revaluations, after an impairment of equity securities are recognised in equity.

Investment property and property held for own use
Property is measured according to the cost model and impaired when the carrying amount exceeds its recoverable amount, which is the highest of 'Fair value less costs to sell' or 'Value in use' (the expected present value of future cash flows, without deduction for transfer tax). At the end of each reporting period Fortis assesses whether there is any indication that an asset may be impaired, considering various external (e.g. significant changes in the economic environment) and internal sources of information (e.g. plan to dispose). If any such indication exists (and only then), Fortis shall estimate the recoverable amount of the property. Any impairment loss identified is recognised in the income statement. After the recognition of an impairment, the depreciation for future periods is adjusted based on the revised carrying amount less its residual value over its remaining useful life.

Goodwill and other intangible assets
Goodwill is an intangible asset with an indefinite life and is not amortised, but instead tested for impairment at least annually. Intangible assets with definite lives are amortised over the estimated useful life and reviewed at each reporting date. Any impairment loss identified is recognised in the income statement.

Other assets
For non-financial assets, the recoverable amount is measured as the higher of the fair value less cost to sell and the value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

2.5 Accounting estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS, requires the use of certain measurement estimates at the end of the reporting period. In general these estimates and the methods used are consistent since the introduction of IFRS in 2005. Each estimate by nature introduces a significant risk of material adjustments (positive or negative) to the carrying amounts of assets and liabilities within the next financial year.

Ultimo 2009

Assets	***Estimation uncertainly***
Available for sale securities	
- Corporate dept securities	
- Structured credit instruments	
Level 2	- The valuation model - Inactive markets
Level 3	- The valuation model - Use of not market observable input - Inactive markets
Investment property	Determination of the useful life and residual value
Associates	A mix of uncertainties depending on the asset mix
Goodwill	- The valuation model - Financial and economic variables - Discount rate
Other intangible assets	- The inherent risk premium of the entity - Determination of the useful life and residual value
Liabilities	
Liabilities for Insurance contracts	
Life	- Actuarial assumptions - Interest rate used in liability adequacy test
Non-life	- Liabilities for (incurred but not reported) claims - Claim adjustment expenses
Pension obligations	- Actuarial assumptions - Discount rate
Provisions	The likelihood of a present obligation due to events in the past

For more detailed information on the application of these estimates, reference is made to the applicable notes in the Consolidated Financial Statements. In note 7 Risk Management has been described the way Fortis mitigates the various risks of the insurance operations.

2.6 Fair value of financial instruments

On initial recognition, the fair value of a financial instrument is the transaction price, unless the fair value is evidenced by observable current market transactions in the same instrument, or is based on a valuation technique that includes inputs only from observable markets.

The principal methods and assumptions used by Fortis in determining the fair value of financial instruments are:

- Fair values for securities available for sale or at fair value through profit or loss are determined using market prices from active markets. If no quoted prices are available from an active market, the fair value is determined using discounted cash flow models. Discount factors are based on the swap curve plus a spread reflecting the risk characteristics of the instrument. Fair values for securities held to maturity (only necessary for disclosures) are determined in the same way.
- Fair values for derivative financial instruments are obtained from active markets or determined using, as appropriate, discounted cash flow models and option pricing models.
- Fair values for unquoted private equity investments are estimated using applicable market multiples (e.g. price/earnings or price/cash flow ratios) refined to reflect the specific circumstances of the issuer.
- Fair values for loans are determined using discounted cash flow models based upon Fortis' current incremental lending rates for similar type loans. For variable-rate loans that re-price frequently and have no significant change in credit risk, fair values are approximated by the carrying amount. Option pricing models are used for valuing caps and prepayment options embedded in loans that have been separated in accordance with IFRS.
- Off-balance-sheet commitments or guarantees are fair valued based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

For more detailed information on the application of these methods and assumptions, reference is made to the applicable notes in the Consolidated Financial Statements.

2.7 Segment reporting

Operating segments

The primary format for reporting segment information is based on operating segments. Fortis' reportable operating segments represent groups of assets and operations engaged in providing financial products or services, which are subject to different risks and returns and whose operating results are regularly reviewed by the CEO.

Fortis' core activity is Insurance with the following operating segments:

- AG Insurance
- Fortis Insurance International.

In the segment reporting as included in note 14 Fortis also shows as additional information a split of the Operating segments in Life and Non-life business.

Activities not related to Insurance and elimination differences are reported separately from the Insurance activities in the third operating segment: General Account. In addition, the General Account also includes the investment in Royal Park Investments, the call option on BNP Paribas shares and the liabilities related to CASHES (RPN(I)). The discontinued operations in 2008 (Fortis Bank Belgium, Fortis Bank Netherlands, Fortis Insurance Netherlands and Fortis Corporate Insurance) are also included in the segment General Account.

Transactions or transfers between the operating segments are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

Geographical segments

A geographical segment is engaged in providing products or services within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Fortis' geographical segments for reporting purposes are:
- Benelux (Belgium, the Netherlands, Luxembourg)
- Other European Countries
- Asia.

2.8 Consolidation principles

Subsidiaries

The Consolidated Financial Statements include those of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and their subsidiaries. Subsidiaries are those companies, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities ('control'). Subsidiaries are consolidated from the date on which effective control is transferred to Fortis and are no longer consolidated from the date that control ceases. Subsidiaries acquired exclusively with a view to resale are accounted for as non-current assets held for sale. The result on a sale of a portion of an interest in a subsidiary without a change in control is accounted for in the income statement.

Intercompany transactions, balances and gains and losses on transactions between Fortis companies are eliminated. Non-controlling interests in the net assets and net results of consolidated subsidiaries are shown separately on the balance sheet and income statement. Non-controlling interests are stated at the fair value of the net assets at the date of acquisition. Subsequent to the date of acquisition, non-controlling interests comprise the amount calculated at the date of acquisition and the minority's share of changes in equity since the date of acquisition.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether Fortis controls another entity.

Associates

Investments in associates are accounted for using the equity method. These are investments where Fortis has significant influence, but does not control. The investment is recorded at Fortis' share of the net assets of the associate. The ownership share of net income for the year is recognised as share in result of associates and Fortis' share in the investments post-acquisition direct equity movements are recognised in equity. Gains on transactions between Fortis and investments accounted for using the equity method are eliminated to the extent of Fortis' interest. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Losses are recognised until the carrying amount of the investment is reduced to nil and further losses are only recognised to the extent that Fortis has incurred legal or constructive obligations or made payments on behalf of an associate.

2.9 Foreign currency

For individual entities of Fortis, foreign currency transactions are accounted for using the exchange rate at the date of the transaction. Outstanding balances in foreign currencies at year end are translated at year end exchange rates for monetary items.

Non-monetary items carried at historical cost are translated using the historical exchange rate that existed at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate on the date that the fair values are determined. The resulting exchange differences are recorded in the income statement as foreign currency gains (losses), except for those non-monetary items whose fair value change is recorded as a component of equity.

The distinction between exchange differences (recognised in the income statement) and unrealised fair value results (recognised in equity) on available-for-sale financial assets is determined according to the following rules:

- the exchange differences are determined based on the evolution of the exchange rate calculated on the previous balances in foreign currency; and
- the unrealised (fair value) results are determined based on the difference between the balances in euros of the previous and the new period, converted at the new exchange rate.

Foreign currency translation

On consolidation, the income statement and cash flow statement of entities whose functional currency is not denominated in euros are translated into euros, at average daily exchange rates for the current year (or exceptionally at the exchange rate at the date of the transaction if exchange rates fluctuate significantly) and their statements of financial position are translated using the exchange rates prevailing at the date of the statement of financial position.

Translation exchange differences are recognised in equity. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Exchange differences arising on monetary items, borrowings and other currency instruments, designated as hedges of a net investment in a foreign entity are recorded in equity, until the disposal of the net investment, except for any hedge ineffectiveness that is immediately recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate on the date of the statement of financial position. All resulting differences are recognised in equity until disposal of the foreign entity when a recycling to the income statement takes place.

The following table shows the rates of the most relevant currencies for Fortis.

	Rates at year end		*Average rates*	
	2009	*2008*	*2009*	*2008*
1 euro =				
Pound sterling	0.89	0.95	0.89	0.80
US dollar	1.44	1.39	1.39	1.47
Hong Kong dollar	11.17	10.80	10.81	11.46

3 Acquisitions and disposals

The following significant acquisitions and disposals were made in 2009 and 2008. Details on acquisitions and disposals, if any, which took place after the balance sheet date are included in the notes, under note 53 Events after the date of the statement of financial position.

3.1 Acquisitions in 2009

3.1.1 Royal Park Investments SA/NV

As a result of the transactions closed on 12 May 2009, Fortis acquired, for the total sum of EUR 760 million, a 44.7% stake in Royal Park Investments (RPI), a special purpose vehicle that acquired part of the structured credit portfolio of Fortis Bank. This stake has been accounted for using the equity method.

RPI acquired from Fortis Bank on the closing date a portfolio of structured credits for an agreed purchase price of EUR 11.7 billion. The corresponding face value of the portfolio amounted to EUR 20.5 billion at 12 May 2009. This purchase was funded by EUR 1.7 billion equity, EUR 5 billion super senior debt and EUR 5 billion senior debt; the senior debt includes a loss absorption mechanism. The senior debt was provided by BNP Paribas and by Fortis Bank. The funding provided by Fortis Bank is guaranteed by the Belgian government. Any cash generated by RPI will first be used to repay the super senior debt. As at 31 December 2009, after taking into account redemptions and exchange rate fluctuations between 12 May and 31 December, the face value of the portfolio amounted to EUR 17.9 billion, and the fair value (level 3) to EUR 7.2 billion. Interest and principal collections in the portfolio since its acquisition amounted to respectively EUR 141 million and EUR 1.1 billion.

The initial recognition of the investment under the equity accounting method is at cost, followed by an impairment test of the carrying amount. Fortis has requested RPI to draw up financial information based on Fortis IFRS accounting policies. RPI has recorded the acquisition of the portfolio, related funding and people and processes as a business combination under IFRS. At acquisition the asset portfolio is recorded at market value (EUR 8.2 billion) and the difference between the purchase price (EUR 11.8 billion) and the market value amounting to EUR 3.5 billion was recorded in the IFRS statement of financial position of RPI as a deferred tax asset (EUR 1.2 billion : 33,9% of 3.5 billion) and goodwill EUR 2.3 billion.

RPI manages the portfolio to maximise the value for its shareholders as defined in the management guidelines drawn up by the RPI Board. In the current circumstances, this implies a run off scenario. In such case IFRS requires amortised cost as subsequent measurement of the asset portfolio. IFRS requires for variable rate instruments, an instrument by instrument re-computation of the amortised cost based on actualised cash flow information per asset. However, RPI does not have such information available and to produce this information would require undue cost and efforts. In the absence of such information and taking into consideration that management is also using fair value information in the context of periodically monitoring the asset portfolio, Fortis decided to use for subsequent measurement of the asset portfolio the fair value through profit or loss.

Using the above Fortis accounting principles, RPI made a profit of EUR 0.6 billion, before goodwill impairment for the year 2009. Since the portfolio is in run off, the profits included in the portfolio and related funding will be realised over time and will not be replaced by profits from new transactions. The goodwill recognised by RPI represents a significant part of the future profits of this business; the recognition of profits will therefore lead to an impairment of goodwill for the same amount.

Based on a discounted cash flow model for the total portfolio, Fortis concluded that an impairment of EUR 0.6 billion was required, bringing the 2009 result for RPI to nil. To determine the cash flows of the portfolio and related funding several assumptions were made such as loss given default probability of default, pre-payment speed, housing price evolutions, additional sector and geographical data when needed. Given the fact that the uncertainties were taken into consideration when determining the cash flows, and the fact that the funding of RPI is guaranteed, the expected cash flows have been discounted at 8% being the risk free interest rate for Belgium plus the normal equity premium.

At year end the fair value of the assets was EUR 7.2 billion, the goodwill EUR 1.7 billion and the deferred tax asset was EUR 0.9 billion. The funding stood at EUR 8.2 billon and the equity at EUR 1.7 billion.

3.1.2 Acquisition of 50% + 1 share of UBI Assicurazioni

Fortis and BNP Paribas Assurance acquired 50% + 1 share of UBI Assicurazioni from UBI Banca at year-end 2009. UBI Assicurazioni is active in the Italian market for Non-life insurance, especially in the motor and property business, primarily by distribution through the bank channel of UBI Banca. The transaction was executed through a holding company (F&B Insurance Holdings), which is owned by Fortis (50% + 1 share) and BNP Paribas Assurance (50% -1 share). UBI Banca will keep 50% - 1 share of UBI Assicurazioni. Fortis and BNP Paribas Assurance have paid a consideration of EUR 120 million in cash on completion. An additional consideration currently estimated at approximately EUR 40 million (net present value) will be payable to UBI Banca over a 10 year period, dependent upon the achievement of certain volume thresholds in the future. Including the additional payments, the acquisition price was EUR 160 million resulting in a goodwill of EUR 128 million.

3.1.3 Other investments

Further to the investments mentioned above Fortis concluded some minor acquisitions, especially in real estate funds and the parking business.

3.2 Disposals in 2009

Fortis sold a stake of 25% + 1 share (Fortis now holds 75% - 1 share) of AG Insurance to Fortis Bank for EUR 1,375 million on 12 May 2009. The sale generated a capital gain of EUR 697 million.

On 6 October, Fortis announced the sale of its Luxembourg Non-life activities to La Bâloise, for a total consideration of EUR 23 million. The sale effectively took place in January 2010. Fortis further sold its reinsurance business (CAPAG) in Luxembourg. The assets and liabilities of Luxembourg Non-life and CAPAG are treated as Assets and Liabilities held for sale and reflected in the roll forwards of the relevant items in the statement of financial position as if they were sold as of 1 January 2009.

3.3 Discontinued operations in 2008

Due to the turmoil in the financial markets, Fortis was forced to sell large parts of its operations to the Belgian and Dutch States in 2008. In accordance with IFRS the sale of these operations was treated as discontinued operations.

The impact of discontinued operations on Fortis' income statement for 2008 is as follows:

	2008
Fortis Bank nv-sa (Fortis Bank Belgium)	(20,822)
Fortis Bank Nederland (Fortis Bank Netherlands)	(8,590)
Fortis Verzekeringen Nederland (Fortis Insurance Netherlands)	1,745
Fortis Corporate Insurance	255
Total	**(27,412)**

The income statement for 2008 as shown above does not include detailed information for 2008. This is due to the fact that the four discontinued operations informed Fortis at year-end 2008 that they were not able to provide Fortis with the full detail of the operational result for the period 1 January 2008 – till the date of sale due to material uncertainties.

3.4 Assets and liabilities of acquisitions and disposals

The table below provides details of the assets and liabilities resulting from the acquisition or disposal of subsidiaries, associates at the date of acquisition or disposal (it is assumed that the disposal of the discontinued operations in 2008 (see above) took place on 1 January 2008 as no financial information on the disposed entities as at the disposal date was available).

	2009		2008	
	Acquisitions	*Divestments*	*Acquisitions*	*Divestments*
Assets and liabilities of acquisitions and divestments				
Cash and cash equivalents	40	(2)		(23,354)
Financial investments	354	(23)		(202,970)
Investment property	117		30	(2,345)
Loans	21			(428,258)
Investments related to unit-linked contracts				(9,960)
Investments in associates	848	(13)	7	(27,742)
Reinsurance and other receivables	106	(6)		(8,411)
Current and deferred tax assets	23			(2,467)
Accrued interest and other assets	60	(7)	(6)	(75,565)
Property, plant and equipment				(2,942)
Goodwill and other intangible assets	140	(1)	1	(1,964)
Assets held for sale		34		
Liabilities arising from insurance and investment contracts	442	(16)		(19,246)
Liabilities related to unit-linked contracts				(10,632)
Debt certificates				(94,291)
Subordinated liabilities	3			(20,165)
Borrowings	66		14	(451,756)
Current and deferred tax liabilities	28	(1)	2	(1,767)
Accrued interest and other liabilities	60	(5)	9	(148,556)
Provisions	3			(868)
Liabilities related to assets held for sale		22		
Non-controlling interests	96	690		(667)
Changes in equity related to divestments		(11)		(1,918)
Net assets acquired / Net assets disposed of	**1,011**	**(697)**	7	**(36,112)**
Result of disposal, gross		715		(27,412)
Taxes on result of disposal				
Result on discontinued operations, net of taxes		715		(27,412)
Cash used for acquisitions / received from disposals:				
Total purchase consideration / Proceeds from sale	(1,011)	1,412	(7)	8,700
Less: Cash and cash equivalents acquired / divested	40	(2)		(23,354)
Cash used for acquisitions / received from disposals	**(971)**	**1,410**	(7)	**(14,654)**

4 Shareholders' equity

The following table shows the composition of shareholders' equity as at 31 December 2009.

Share capital	
- Ordinary shares: 2,516,657,248 shares issued and paid consisting of one share of Fortis NV nominal value EUR 0.42 and one share of Fortis SA/NV par value EUR 0.42	2,114
Share premium reserve	14,278
Other reserves	(9,932)
Currency translation reserve	(73)
Net profit attributable to shareholders	1,192
Unrealised gains and losses	771
Shareholders' equity	**8,350**

4.1 Ordinary shares

Shares issued and potential number of shares

In addition to the shares already outstanding, Fortis issued options or instruments containing option features which could, upon exercise, lead to an increase in the number of outstanding shares. Shares can also be issued due to the so-called Alternative Coupon Satisfaction Method (ACSM), included in certain hybrid financial instruments (for details see Note 50). The table below gives an overview of the shares issued and the potential number of shares as at 31 December 2009.

Number of shares as at 31 December 2009	**2,516,657,248**
Shares that may be issued:	
- in connection with option plans (see Note 10)	32,220,563
- in connection with convertible securities related to the MCS (see note 50)	106,723,586
Total potential number of shares as at 31 December 2009	**2,655,601,397**

Fortis Bank has issued a financial instrument called CASHES in 2007. One of the features of this instrument is that it can only be redeemed through conversion of the instrument into 125,313,283 Fortis shares. Fortis Bank has acquired all necessary Fortis shares to redeem the CASHES (consequently they are included in the number of shares outstanding of Fortis). However, Fortis Bank and Fortis have agreed that these shares will not receive dividend nor will they have voting rights as long as these shares are pledged for the CASHES (see note 6 Earnings per share and note 50 Contingent liabilities).

The number of shares issued includes also shares that were issued related to the convertible instrument FRESH (39,682,540). The FRESH is a financial instrument that was issued in 2002 by Fortfinlux. One of the features of this instrument is that it can only be redeemed through conversion of the instrument into 39,682,540 Fortis shares. Fortfinlux has acquired all necessary Fortis shares to redeem the FRESH (consequently they are included in the number of shares outstanding of Fortis). However, Fortfinlux and Fortis have agreed that these shares will not receive dividend nor will they have voting rights as long as these shares are pledged for the FRESH. As Fortfinlux is a subsidiary of Fortis, the shares related to the FRESH are treated as treasury shares and eliminated against shareholders' equity (see note 6 Earnings per share and note 30 Subordinated liabilities).

The MCS will be converted mandatorily on 7 December 2010 into Fortis shares the exact number of which will depend on the then prevailing share price, with a minimum of 88,928,413 and a maximum of 106,723,586 Fortis shares (the reported number of outstanding shares at 31 December 2009 does not include these shares yet). According to agreements entered into between the parties, Fortis Bank Nederland N.V. should compensate Fortis by issuing new shares at conversion; this compensation is disputed by the Dutch State, after it took over control of Fortis Bank Nederland N.V. (see note 6 Earnings per share and note 50 Contingent liabilities).

At conversion of the MCS, Fortis will record a EUR 2 billion increase in its equity against a EUR 2 billion receivable for new Fortis Bank Nederland N.V. shares to be received from Fortis Bank Nederland N.V. In the event that the Dutch State successfully disputes this claim, Fortis will need to record an impairment on this receivable, depending on the level of compensation that is agreed.

Treasury shares

Treasury shares are ordinary shares that have been bought back by Fortis. The shares are deducted from shareholders' equity under the heading Other reserves. No gain or loss is recognised on the purchase or sale of treasury shares, or on rights obtained to buy or sell such shares. Consideration paid or received, including after tax transaction costs, is recognised directly in shareholders' equity.

Outstanding shares

The following table shows the number of outstanding shares:

	Shares issued	*Treasury shares*	*Shares outstanding*
Number of shares as at 1 January 2008	**2,366,595,497**	**(174,633,029)**	**2,191,962,468**
Issued	150,000,000		150,000,000
Issued related to option plans	61,751		61,751
Balance (acquired)/sold		132,804,832	132,804,832
Number of shares as at 31 December 2008	**2,516,657,248**	**(41,828,197)**	**2,474,829,051**
Balance (acquired)/sold		198,367	198,367
Number of shares as at 31 December 2009	**2,516,657,248**	**(41,629,830)**	**2,475,027,418**

On 26 June 2008, Fortis placed 150,000,000 Fortis shares at EUR 10.00 per new share. The total gross proceeds of the offering amounted to EUR 1.5 billion. The cost related to the issue of these shares amounted to EUR 19.2 million.

The following table provides a specification of treasury shares as at 31 December.

		2009		*2008*
	Number	*Value*	*Number*	*Value*
Held as available for sale	41,629,830	1,033	41,828,197	1,061
Balance as at 31 December	**41,629,830**	**1,033**	**41,828,197**	**1,061**

The treasury shares held by Fortis at year-end 2009 (as at year end 2008) mainly relate to the FRESH securities (39,682,540). The value of these securities is based on the price at the date of issue. Details of the FRESH securities are provided in Note 30.1.

4.2 Other reserves

The negative amount of EUR 9,973 million in other reserves relates mainly to the loss in 2008 due to the sale of (former) group companies. In addition to this loss, amounts included in other reserves relate to the accounting principles Fortis applied prior to the introduction of IFRS as well as the application of exemptions provided for in IFRS 1, *First-time Adoption of International Financial Reporting Standards*.

Treasury shares, i.e. ordinary shares bought back by Fortis, are deducted from shareholders' equity and reported in Other reserves. Other reserves include an amount of EUR 266 million (2008: EUR 266 million) that relates to the equity component of convertible securities (see Note 30.1).

4.3 Currency translation reserve

The currency translation reserve is a separate component of shareholders' equity in which are reported the exchange differences arising from translation of the results and financial positions of foreign operations that are included in the Fortis Consolidated Financial Statements.

Fortis does not hedge the net investments in foreign operations unless the impact of potential foreign exchange currency movements is considered beyond Fortis' risk appetite. However, loans used for funding purposes and known payments or dividends in a foreign currency are hedged. Exchange differences arising on loans and other currency instruments designated as hedging instruments of such investments are recorded in equity (under the heading Currency translation reserve) until the disposal of the net investment, except for any hedge ineffectiveness, which will be immediately recognised in the income statement. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

4.4 Unrealised gains and losses included in shareholders' equity

The table below shows changes in unrealised gains and losses included in shareholders' equity.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF component*	*Total*
31 December 2009					
Gross	1,658	83			1,741
Related tax	(498)				(498)
Shadow accounting	(344)				(344)
Related tax	95				95
Non-controlling interests	(223)				(223)
Discretionary participation feature (DPF)	(5)			5	
Total	**683**	**83**		**5**	**771**
31 December 2008					
Gross	528	95			623
Related tax	(183)				(183)
Shadow accounting	(73)				(73)
Related tax	36				36
Non-controlling interests	20				20
Discretionary participation feature (DPF)	2			(2)	
Total	**330**	**95**		**(2)**	**423**

Unrealised gains and losses on available for sale investments are discussed in detail in Note 16.

Changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised as an unrealised gain or loss in shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement. Exchange differences arising on instruments designated as hedges of a net investment in a foreign entity are recorded in shareholders' equity until the disposal of the net investment, except for any hedge ineffectiveness, which is immediately recognised in the income statement.

Fortis enters into insurance contracts that feature not only a guaranteed part but also other benefits, of which the amounts and the timing of declaration and payment are solely at the discretion of Fortis. Depending on the contractual and statutory terms and conditions, unrealised changes in the fair value of the asset mix related to such contracts are, after the application of shadow accounting, reported as part of shareholders' equity under separate discretionary participation features (DPF) and in unrealised gains and losses related to available-for-sale investments.

The table below shows changes in gross unrealised gains and losses included in shareholders' equity for 2008 and 2009.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF component*	*Total*
Gross unrealised gains (losses) as at 1 January 2008	**109**	**49**	**(4)**		**154**
Unrealised gains (losses) related to discontinued operations					
reclassed to income statement	562	3	4		569
Changes in unrealised gains (losses) during the year	548	27			575
Reversal unrealised gains (losses) because of sales	(686)				(686)
Foreign exchange differences	(7)	3			(4)
Divestments of associates					
Other	2	13			15
Gross unrealised gains (losses) as at 31 December 2008	**528**	**95**			**623**
Changes in unrealised gains (losses) during the year	1,022	1			1,023
Reversal unrealised gains (losses) because of sales	109				109
Foreign exchange differences	4	(2)			2
Divestments of associates	(3)	(11)			(14)
Other	(2)				(2)
Gross unrealised gains (losses) as at 31 December 2009	**1,658**	**83**			**1,741**

4.5 Dividend

Once a dividend is declared, shareholders may choose to receive the dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The gross dividend of Fortis SA/NV is equal to the gross dividend of Fortis N.V.

If a shareholder does not elect to receive dividend from one of the above, a default procedure will apply based primarily on the domicile of the shareholder (for registered shares) or of the central securities depository with which the shareholder' bank has deposited the shares (in the case of shares held in a securities account), with Belgian residents receiving solely Belgian dividends and Dutch residents receiving solely Dutch dividends. Shareholders domiciled in neither Belgium nor the Netherlands will receive a Belgian and a Dutch dividend in equal proportions. Holders of physical bearer shares who do not specify the source of their dividend will receive a wholly Belgian dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Dutch Civil Code stipulates that a Dutch company may pay dividends only if the net equity of that company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of a company's annual net profit must be placed in a reserve fund until this fund reaches 10% of the share capital. No dividends may be paid if the value of the company's net assets falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which those subsidiaries operate.

Proposed dividend for 2009

The Board of Directors will propose to the Annual General Meetings of Shareholders on 28 and 29 April 2010 a total cash dividend of 8 Eurocent per share. The proposed dividend is in agreement with the Fortis dividend policy.

5 Non-controlling interests

The following table provides information about the most significant non-controlling interests in Fortis entities.

	% of non-controlling interest	*Amount as at 31 December 2009*	*% of non-controlling interest*	*Amount as at 31 December 2008*
Group company				
AG Insurance	25.0%	954		
Fortis Luxembourg Vie SA	50.0%	47	50.0%	37
Interparking SA	10.1%	79	10.1%	81
Millenniumbcp Fortis	49.0%	477	49.0%	396
F&B/UBI Assicurazioni	75.0%	93		
Other		4		1
Total		**1,654**		**515**

The non-controlling interest of AG Insurance relates to the sale of 25% + 1 share of AG Insurance to Fortis Bank on 12 May 2009. Non-controlling interest represents the relative participation of a third party in the IFRS shareholders' equity of a Fortis subsidiary as determined on Fortis IFRS accounting principles.

6 Earnings per share

The following table details the calculation of earnings per share.

	2009	2008
Net profit attributable to shareholders	1,192	(28,022)
Elimination of finance costs on convertible debt (net of tax impact)		
Net profit used to determine diluted earnings per share	**1,192**	**(28,022)**
Weighted average number of ordinary shares for basic earnings per share	2,474,987,564	2,295,883,060
Adjustments for:		
- assumed conversion of convertible securities		
- share options		
- restricted shares	469,740	738,895
Weighted average number of ordinary shares for diluted earnings per share	**2,475,457,304**	2,296,621,955
Basic earnings per share (in euro per share)	0.48	(12.21)
Basic earnings per share before result of discontinued operations (in euros per share)	0.48	(0.27)
Diluted earnings per share (in euros per share)	0.48	(12.21)
Diluted earnings per share before result of discontinued operations (in euros per share)	0.48	(0.27)

In 2009 weighted average options on 32,220,563 shares (2008: 43,971,460) with a weighted average exercise prices of EUR 21.57 per share (2008: EUR 22.31) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2009 39,682,540 Fortis shares (2008: 39,682,540) arising from the FRESH were excluded from the calculation of diluted earnings per share because the interest per share saved on these securities was higher than the basic earnings per share.

The Fortis shares to be issued related to the MCS have been excluded from the calculation of diluted earnings per share because Fortis expects that the issuance of these shares will have no dilutive effect (see also note 50 Contingent liabilities).

Fortis shares totalling 125,313,283 (2008: 125,313,283) issued in relation to CASHES are included in the ordinary shares although they do not bear dividend nor voting rights until the moment of conversion of the CASHES (see also note 50).

7 Risk Management

7.1 Introduction

Risk Management is an integral part of the insurance business and is therefore part of the activities of all managers across the group. The mission of the Risk Management department at group level and within the operations is to ensure that risks that affect the achievement of strategic, operational or financial objectives are promptly identified, measured, managed, reported and monitored.

In practice Fortis' risk management aims to achieve the following objectives:
- understand the key risks being taken and ensure no plausible scenario would cause the company to default on its obligations to policyholders and debt holders
- defining a risk appetite and ensuring that the risk profile is kept within the limits defined
- support the Group's decision making process by ensuring that consistent, reliable and timely risk information is available to the decision makers and using that information to provide a risk opinion
- create a culture of risk awareness in which each manager carries out his duty to be aware of the risks of his business, to manage them adequately and report them transparently
- monitoring of limits.

Fortis' risk framework is permanently under development to ensure Fortis builds on the strengths of the past and the lessons learned during extreme market conditions of the last years. Also the framework will need to be regularly adapted to the needs of Fortis. The framework is targeted to support the mission, objectives and high standards of risk management at group and local business level. It will combine the following elements into a coherent risk management framework:
- risk organisation and governance
- core policies and guidance
- measurement and modeling methods
- risk appetite
- reporting requirements.

7.2 Risk management organisation and governance

The Risk Management organisation is designed to ensure:
- clear responsibility and accountability regarding risk management and a culture of risk awareness
- independence of the risk management functions
- transparent and coherent risk-related decision-making, covering all risks of the risk taxonomy
- knowledge and best practice sharing and high standards of risk management
- consistency to enable aggregate risk reporting and oversight at group level.

The risk governance and organisation is summarised below.


Board of Directors Level
Group Level
Regional & OpCO Level
LEVEL I
Risk Taking
LEVEL II
Risk control
LEVEL III
Assurance
Group Risk Forum

Each insurance company:

- is responsible for managing its risks and ensuring that it has a comprehensive risk management framework in place
- is responsible for managing its risks within the limits, policies and guidelines set by Fortis Group, regulators and its local Board
- has a Risk Committee, which supports its management team in ensuring that key risks are well understood and appropriate risk management procedures are in place
- has an ALM or Risk Committee whose role includes monitoring of market risks to ensure they are managed in accordance with the risk framework and within agreed limits and to make specific decisions or recommendations relating to ALM
- has a risk function to support the work of the Risk Committee and provides risk reporting and opinions to the local CEO, local Board and to Group management.

Local management including local risk management is considered the first level of control as they have primary responsibility for identifying and managing risk within their operations.

On group level, Fortis has in place a central risk function which:

- is responsible for the overall risk profile of the group including the aggregate risk profile of the insurance companies and the group holding assets and liabilities
- is responsible for ensuring that a comprehensive risk management framework is in place
- is responsible for managing the risks within the limits, policies and guidelines set by regulators and the Group
- has the Group Risk Committee (GRC), which supports the management in ensuring that key risks are well understood and appropriate risk management procedures are in place
- has the Fortis Assets and Liability Committee whose role includes monitoring of overall market risks to ensure they are managed in accordance with the risk framework and within agreed limits. This role also includes to make specific decisions or recommendations relating to ALM at group holding level

- has a Group Chief Risk Officer (CRO) who is a member of the Executive Committee
- supports the work of the Group Risk team and Committee and provides risk reporting and opinion to the CEO and Group Board (directly and via the Audit and Risk Committee).

Fortis' Group Management including Risk Management is considered the second level of control – their role is primarily one of setting the high level strategy and aggregate risk appetite and to coordinate, monitor, challenge and support.

Internal Audit provides an important additional level of control by both systematic and ad hoc assessments of management processes including risk management, ensuring policies adhered and auditing risk practices.

Fortis' risk framework emphasises the importance of ensuring the responsibility for good risk management is very clearly within each insurance business. Each business is responsible for having in place a risk framework which meets their own needs and takes into account the group standards. The Group CRO is supported in his work by the Group Risk Officer and Group Risk department. This support includes coordinating development and improvements to the group risk framework, providing risk reports and opinions on risks across the group and coordination of major joint risk initiatives such as the Solvency II project.

There are a number of mechanisms in place to favour consistency, transparency, sharing of knowledge and that group wide developments benefit from the practical experience and expertise from the operating entities and that changes because of developments are accepted and implemented. The Chief Risk Officer from each operating company is a member of a Fortis Group Risk Forum which meets regularly to share knowledge and best practice and to jointly develop and improve the group risk framework. Changes to the group risk framework are to be approved via the Group Risk Committee (GRC) and for certain core elements, such as risk appetite, by the Board. The GRC includes representation from the operations and therefore ensures that decisions or recommendations made by the GRC take into account the views and expertise of the operations. The most significant risk issues and methodologies are also reviewed at the Executive and Management Committees and by the Board. Once changes to the group risk framework have been agreed by the group level bodies, they are then taken to each local Board for formal adoption by the operating entity.

The Group Risk Committee scope includes the General Account which contains, amongst others, legacy financial assets and liabilities and is managed separately from the insurance companies.

7.3 Risk Taxonomy

Fortis operates across a wide range of insurance products across many countries. Fortis is therefore exposed to a wide range of risks. Fortis' risk taxonomy is intended to provide a complete overview of the potential risks the businesses can face:


Total Risk
Financial Risk
Insurance Liability Risk (Life, P/C & A/H)
Operational Risk
Strategic Risk
Credit Risk
Market Risk
Liquidity Risk
Concentration Risk
Underwriting Risk
Catastrophe Risk
Conduct of Business
Other People Related
Event Risk
Model Risk
Regulatory Risk
Competitor Risk
Distribution Risk
Reputation Risk
Other Strategic Risk

7.4 Financial Risk

Financial risk encompasses all risks relating to the value and performance of financial assets. This includes:

- credit risk which arises from counterparty defaults
- market risk which arises from fluctuation in values and interest rates
- liquidity risk which arises from the unexpected need for cash and potential difficulties of obtaining it at short notice
- concentration risk which arises because of individual exposures or a large aggregate exposure to potentially correlated investments. This can also impact credit market or liquidity risk.

Financial risk is the most significant risk for many of Fortis' operations. The risk framework in place in all operations combines investment policies, limits, stress tests and regular monitoring to control the nature and level of financial risks and to ensure that risks being taken are appropriate for both customer and shareholder and are appropriately rewarded.

Overall asset mix is determined by operating companies based on asset mix studies to identify the appropriate strategic asset and regular monitoring of the market situation and prospects to decide on the tactical allocation. The decision process needs to balance risk appetite, capital requirements, long term risks and return, policyholder expectations, profit sharing requirements and tax and liquidity issues to arrive at an appropriate target mix.

The mission of Group Risk Management includes monitoring aggregate risk appetite covering financial risks and working with the operating companies to develop the group policies and best practice which must be adopted by the local boards to ensure they become part of the local regular activity.

7.4.1 Credit Risk

Credit risk arises because of the risk of counterparty defaults or because the value of Fortis' investments changes due to changes in the credit spreads.

Credit risk arises within Insurance primarily in the investment portfolios. The credit risks within the General Account relate mainly to loans to banks and loans that are outstanding to former subsidiaries of Fortis.

Credit risk is managed through limits which take into account the type of credit exposure, credit quality and, where needed, maturity, and through regular monitoring and early warning systems. Fortis also monitors its largest exposures to individual entities, groups and other potential concentrations such as sectors and geographics to ensure adequate diversification and identification of significant concentration risk.

A significant portion of Fortis' liabilities are illiquid. Fortis generally aims to hold credit assets to maturity. This helps reduce the impact of spread risk significantly because where liabilities are illiquid. Fortis cannot be forced to sell at distressed prices, but can choose to sell if considered this to be the best course of action.

Credit risk can also arise due to purchasing of re-insurance and other risk mitigation. Fortis minimises this risk through policies on counterparty selection, collateral requirements and diversification.

The following tables give an overview to which credit risk Fortis is exposed.

31 December 2009	*AGI*	*FII*	*General*	*Eliminations*	*Fortis*
Cash and cash equivalents (see note 15)	**824**	**540**	**4,272**		**5,636**
Derivatives held for trading (assets) (see note 16)	**92**	**5**	**54**		**151**
Loans	2,240	1,002	1,867	(967)	4,142
Impairments	(6)	(4)			(10)
Total Loans, net (see note 18)	**2,234**	**998**	**1,867**	**(967)**	**4,132**
Interest bearing investments	**41,147**	**10,239**			**51,386**
Impairments	(25)	(6)			(31)
Total Interest bearing investments, net (see note 16)	**41,122**	**10,233**			**51,355**
Reinsurance and other receivables	651	658	377	(39)	1,647
Impairments	(8)	(10)	(365)		(383)
Total Reinsurance and other receivables, net (see note 20)	**643**	**648**	**12**	**(39)**	**1,264**
Total credit risk exposure, gross	44,954	12,444	6,570	(1,006)	62,962
Impairments	(39)	(20)	(365)		(424)
Total credit risk exposure, net	**44,915**	**12,424**	**6,205**	**(1,006)**	**62,538**

31 December 2008	*AGI*	*FII*	*General*	*Eliminations*	*Fortis*
Cash and cash equivalents (see note 15)	**2,815**	**609**	**2,509**		**5,933**
Derivatives held for trading (assets) (see note 16)	**73**	**6**	**158**		**237**
Loans	2,332	1,095	14,193	(1,206)	16,414
Impairments	(6)	(4)			(10)
Total Loans, net (see note 18)	**2,326**	**1,091**	**14,193**	**(1,206)**	**16,404**
Interest bearing investments	**35,538**	**8,229**	**75**	**(139)**	**43,703**
Impairments	(114)	(5)			(119)
Total Interest bearing investments, net (see note 16)	**35,424**	**8,224**	**75**	**(139)**	**43,584**
Reinsurance and other receivables	620	565	43	(38)	1,190
Impairments	(8)	(8)	(20)		(36)
Total Reinsurance and other receivables, net (see note 20)	**612**	**557**	**23**	**(38)**	**1,154**
Total credit risk exposure, gross	41,378	10,504	16,978	(1,383)	67,477
Impairments	(128)	(17)	(20)		(165)
Total credit risk exposure, net	**41,250**	**10,487**	**16,958**	**(1,383)**	**67,312**

Credit Risk Concentration

Credit Risk Concentration is any exposure to a counterparty or an aggregate of exposures to a number of positively correlated counterparties (i.e. tendency to default under similar circumstances) with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay. Avoidance of concentrations is therefore fundamental to Fortis credit risk strategy of maintaining granular, liquid and diversified portfolios.

The table below provides information on the concentration of on-balance credit risk by location of the Fortis entities as at 31 December.

		2009		2008
	Credit risk exposure on balance	Percentage	Credit risk exposure on balance	Percentage
On balance				
Benelux	51,234	81.4%	57,660	85.5%
Other European countries	10,776	17.1%	8,848	13.1%
Asia	952	1.5%	968	1.4%
Total on balance	**62,962**	**100.0%**	**67,476**	**100.0%**

The table below provides information on the concentration of on-balance credit risk by location of customer as at 31 December.

	2009		2008	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
On balance				
Benelux	18,708	29.7%	28,237	41.8%
Other European countries	42,269	67.1%	37,264	55.2%
Asia	423	0.7%	512	0.8%
Other	1,562	2.5%	1,464	2.2%
Total on balance	**62,962**	**100.0%**	67,477	100.0%

To manage the concentration of credit risk, Fortis' credit risk management policy aims to spread the credit risk across different sectors and countries.

The table below provides information on the concentration of on-balance credit risk by type of counterparty as at 31 December.

	Government and official institutions	*Credit institutions*	*Corporate customers*	*Retail customers*	*Other*	*Total*
31 December 2009						
On balance						
Benelux	7,652	7,273	1,507	1,675	601	18,708
Other European countries	25,500	13,364	3,226	34	145	42,269
Asia	32	175	171	41	4	423
Other	327	725	510			1,562
Total on balance	**33,511**	**21,537**	**5,414**	**1,750**	750	**62,962**
31 December 2008						
On balance						
Benelux	5,433	19,153	1,665	1,630	356	28,237
Other European countries	21,743	12,675	2,659	39	148	37,264
Asia	35	242	155	40	40	512
Other	391	638	420		15	1,464
Total on balance	**27,602**	**32,708**	**4,899**	1,709	559	67,477

Credit Risk quality

The table below outlines the credit quality by investment grade of debt securities based on external ratings.

	2009		*2008*	
	Carrying value	*Percentage*	*Carrying value*	*Percentage*
Investment grade				
AAA	17,546	34.2%	15,291	35.1%
AA	12,610	24.5%	10,676	24.5%
A	16,020	31.2%	16,812	38.6%
BBB	4,902	9.5%	617	1.4%
Investment grade	51,078	99.4%	43,396	99.6%
Below investment grade	141	0.3%	55	0.1%
Unrated	136	0.3%	133	0.3%
Total investments in interest bearing securities, net	51,355	100.0%	43,584	100.0%
Impairments	31		119	
Total investments in interest bearing securities, gross	**51,386**		**43,703**	

Additional information is provided below on the quality of Government Bonds and Corporate Bonds

The table below provides information on Government bonds.

	31 December 2009
By IFRS classification	
Available for sale	33,435
Held at fair value	10
Total government bonds	**33,445**
By rating	
AAA	6,719
AA	10,702
A	12,223
BBB	3,787
Total investment grade	33,431
BB or lower	8
Unrated	6
Total non-investment grade and unrated	14
Total government bonds	**33,445**

The table below provides information on Corporate bonds.

	31 December 2009
By IFRS classification	
Available for sale	3,173
Held at fair value	
Total corporate bonds	**3,173**
By rating	
AAA	960
AA	352
A	1,547
BBB	234
Total investment grade	3,093
BB or lower	42
Unrated	38
Total non-investment grade and unrated	80
Total corporate bonds	**3,173**

The table below provides information on the rating of bonds of banks and other financial institutions.

	31 December 2009
By IFRS classification	
Available for sale	14,132
Held at fair value	82
Total banking and other financials	**14,214**
By rating	
AAA	9,554
AA	1,528
A	2,202
BBB	854
Total investment grade	14,138
BB or lower	33
Unrated	43
Total non-investment grade and unrated	76
Total banks and other financials	**14,214**

Credit Risk mitigation

In addition to diversification and avoiding concentrations, credit risk can be reduced by hedging or by obtaining collateral. Collateral and guarantees received as security for financial assets and commitments are as follows as at 31 December.

		Collateral received				
2009	*Carrying amount*	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral amounts in excess of credit exposure* [1]	*Unsecured exposure*
Cash and cash equivalents	5,636					5,636
Interest bearing investments	51,355					51,355
Loans to banks	1,816					1,816
Loans to customers	2,316	131	2,467	14	880	584
Other receivables	1,264					1,264
Total credit exposure, net	**62,387**	**131**	**2,467**	**14**	**880**	**60,655**
2008						
Cash and cash equivalents	5,933					5,933
Interest bearing investments	43,584					43,584
Loans to banks	13,893	35				13,858
Loans to customers	2,511	128	2,407	9	861	828
Other receivables	1,154					1,154
Total credit exposure, net	**67,075**	**163**	**2,407**	**9**	**861**	**65,357**

1) Collateral and guarantees in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.

Collateral value is determined by means of a prudent valuation approach based on a range of criteria, including the nature and specific type of the collateral, its liquidity and the volatility of its value.

Past due credit exposure

A financial asset is past due if a counterparty has failed to make a payment when contractually due or if it has exceeded an advised limit or has been advised of a limit smaller than its current outstanding. Financial assets which have reached the 90-days past due trigger are automatically classified as impaired.

The table below provides information on the ageing of past due financial assets not classified as impaired (financial assets which have reached the 90-days past due trigger are therefore not included) as at 31 December.

	Carrying amount of assets	< = 30 days past due	> 30 days & < = 60 days past due	> 60 days past due	Total
2009					
Cash and cash equivalents	5,636				
Interest bearing investments	51,355				
Loans to banks	1,814				
Loans to customers	2,227	69	18	14	101
Other receivables	1,264				
Total	**62,296**	**69**	**18**	**14**	**101**
2008					
Cash and cash equivalents	5,933				
Interest bearing investments	43,584	164			164
Loans to banks	13,893			7	7
Loans to customers	2,511	67	17	9	93
Other receivables	1,154	47	3	2	52
Total	**67,075**	**278**	**20**	**18**	**316**

Collateral and guarantees received as security for past due but not impaired financial assets are detailed below as at 31 December.

		Collateral Received				
2009	Carrying amount	Financial Instruments	Property, plant & equipment	Other collateral and guarantees	Collateral and guarantees in excess of credit exposure [1]	Unsecured exposure
Interest bearing investments						
Loans to banks						
Loans to customers	101		92		26	35
Other receivables						
Total past due credit exposure	**101**		**92**		**26**	**35**
2008						
Interest bearing investments	164					164
Loans to banks	7					7
Loans to customers	93		97		36	32
Other receivables	52					52
Total past due credit exposure	**316**		**97**		**36**	**255**

1) *Collateral and guarantees in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.*

Impaired credit exposure

Impairment for specific credit risk is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the impairment is the difference between the carrying amount and the recoverable amount.

The table below provides information on impairments and the impaired credit risk exposure as at 31 December.

	2009			2008		
	Impaired outstanding	*Impairments for specific credit risk*	*Coverage ratio*	*Impaired outstanding*	*Impairments for specific credit risk*	*Coverage ratio*
Interest bearing investments	34	(31)	91.2%	119	(119)	100.0%
Loans to banks	2	(1)	50.0%	2	(1)	50.0%
Loans to customers	89	(9)	10.1%	72	(9)	12.5%
Other receivables	386	(383)	99.2%	42	(35)	83.3%
Total impaired credit risk exposure	**511**	**(424)**	**83.0%**	**235**	**(164)**	**69.8%**

Other receivables include the claim on FCC (see note 20 Reinsurance and other receivables for details).

The following table provides details on collateral and guarantees received as security for financial assets and commitments classified as impaired as at 31 December.

		Collateral Received				
2009	*Impaired outstanding*	*Financial instruments*	*Property, plant & equipment*	*Other collateral and guarantees*	*Collateral and guarantees in excess of impaired credit exposure* [1]	*Unsecured exposure*
Interest bearing investments	34					34
Loans to banks	2					2
Loans to customers	89	5	122		41	3
Other receivables	386					386
Total impaired credit exposure	**511**	**5**	**122**		**41**	**425**
2008						
Interest bearing investments	119					119
Loans to banks	2					2
Loans to customers	72	5	73		11	5
Other receivables	42					42
Total impaired credit risk exposure	**235**	**5**	**73**		**11**	**168**

1) *'Collateral and guarantees received in excess of credit exposure' equals the aggregated surplus of security received on an individual contract basis.*

The table below provides information on the duration of impairment, i.e. the period between the financial asset's first impairment event and 31 December.

	< 1 year impaired	> 1 year < 5 years impaired	> 5 years impaired	Total
2009				
Interest bearing investments	8	26		34
Loans to banks		2		2
Loans to customers	69	18	2	89
Other receivables	372	9	5	386
Total impaired credit exposure	**449**	55	7	511
2008				
Interest bearing investments	81	38		119
Loans to banks	2			2
Loans to customers	56	16		72
Other receivables	28	7	7	42
Total impaired credit risk exposure	167	61	[illegible]	235

Write-offs are based on Fortis' latest estimate of its recovery and represent the loss that Fortis considers it will incur. Conditions for write-off may be that the obligor's bankruptcy proceedings have been finalised and securities have been exhausted, the obligor and/or guarantors are insolvent, all normal recovery efforts have been exhausted, or the economic loss term (i.e. the term within which all expenses will exceed the amount of recovery) has been reached.

7.4.2 Market Risk

Market risk arises due to variations in market conditions and the individual situation of assets which impact the value and yield of Fortis investments.

The key drivers of market risk are interest rate risk, share and real estate values and currency risk. Each insurance company operates within the limits and guidelines set by their risk framework in particular their investment policies and risk appetite. All insurance companies have in place an Asset Liability Management (ALM) Committee or Risk Committee to ensure these risks are monitored, well managed and to have assistance in decision making.

Interest Rate Risk

Changes in interest rate risk can impact the products the insurance companies sell through, for example, guarantees and profit sharing and the value of Fortis' investments. It arises because of a mismatch between the sensitivity of assets and liabilities to changes in interest rates.

Fortis measures, monitors and controls its interest rate risk using a number of indicators including mismatch analysis and stress testing. For short term business, the investment policies usually require close matching unless specifically approved. Longer term business can be difficult to match due to lack of availability of suitable assets and the matching strategy will be determined taking into account the risk appetite, availability of assets, current and prospective market rates and levels of guarantee. Derivatives are sometimes used to hedge interest-rate risk.

The tables below show exposure to interest rate risk for the total insurance business.

- The asset and liability fixed flows distribution is shown below. Only interest-rate linked items are shown in the table. Equity securities and real estate are excluded.
- The liabilities arising from Life insurance businesses are projected on a best-estimate basis and do not include any future new business.
- the Non-life insurance business is projected on a best-estimate basis taking into account the expected rate of renewals of existing contracts but excluding new contracts.

The interest-sensitivity gap for a given time period is the difference between the amounts to be received and the amounts to be paid in that period.

	<1 year	*1-5 years*	*6-10 years*	*11-20 years*	*>20 years*
At 31 December 2009:					
Insurance					
Assets	6,309	18,956	24,180	15,027	7,420
Liabilities	(3,892)	(17,650)	(15,403)	(14,658)	(14,122)
Gap Assets - Liabilities	2,417	1,306	8,777	369	(6,702)
At 31 December 2008:					
Insurance					
Assets	7,255	21,169	25,546	13,164	6,416
Liabilities	(6,566)	(19,002)	(12,935)	(11,642)	(10,067)
Gap Assets - Liabilities	689	2,167	12,611	1,522	(3,651)

The typically long-insurance liabilities imply a negative gap on the long maturity buckets and a positive one on the shorter part of the curve.

Equity and Real Estate Risk

Equity and real-estate risk arises due to variations in the value or yield of the investments. These risks are controlled through limit setting based on the risk appetite and through investment policies that require a range of controls to be in place including what action will be taken in the event of significant falls in value (for example CPPI mechanism[1]). Pro-active management of this risk in recent years resulted in the rapid reduction in exposure to equity risk through sales and hedging. It helps to avoid losses and to ensure that the insurance companies remain solvent throughout the financial crisis.

---

[1] *CPPI stands for Constant Proportion Portfolio Insurance and is a technique for ensuring that liabilities are protected by ensuring that a fixed minimum return is achieved on the relating assets either at all times or more typically, at a set date in the future.*

IFRS defines equity exposure based on the legal definition. For risk management purposes Fortis bases its definition of equity exposure on the underlying assets and risks. On a risk based approach, total economic exposure to equities is given in the table below together with a reconciliation to the IFRS reported figures.

	IFRS Definition	*Economic exposure*
Type of asset		
Direct equity investments	661	661
Equity funds	84	84
Private equity	2	2
Mixed funds	102	102
Structured funds	21	21
Hedge funds	32	32
Bond funds	62	
Money market funds	26	
Real estate funds (SICAFI/REITS)	574	
Other equity funds		26
Total equity securities and other investments	**1,564**	**928**

For risk management purposes, Fortis defines the exposure to real estate on the market value of the assets and include the assets held for own use. This differs from exposure reported under IFRS definitions which exclude unrealised gains and report property held for own use. The table below identifies what Fortis considers economic exposure to real estate and how this reconciles to the figures reported under IFRS.

	IFRS Definition	*Economic exposure*
Type of asset		
Carrying amount		
Investment properties	1,653	1,653
PP&E: land and buildings for own use	1,035	1,035
Unrealised capital gain		
Investment properties		553
PP&E: land and buildings for own use		390
Buildings held for resale	37	37
Real estate funds		574
Other real estate funds		12
Real estate certificates		11
Other real estate assets transferred from other assets (goodwill, intangibles, leasing)		284
Total risk based view on real estate exposure	**2,725**	**4,549**

Currency Risk

Currency risk arises when a business has a mismatch between the currency of the assets and the liabilities or where Fortis owns businesses which operate with currencies other than the Euro.

Fortis' investment policy limits this risk by requiring the currency mismatch between assets and liabilities to be minimised and in most cases it is eliminated entirely.

Fortis accepts the mismatch arising from ownership of operating businesses in non-euro currencies as a consequence of being an international group. Fortis does, however, hedge any known cashflows (dividends or capital injections) that are due to be made within one year.

The main currency risk exposures to foreign currencies as at 31 December 2009 are stated in the table below. The exposures shown are net (assets minus liabilities), after hedging.

Currency (in Eur million)	*HKD*	*GBP*	*THB*	*MYR*	*CNY*	*TRY*	*HUF*	*USD*	*JPY*	*NOK*	*AUD*	*NZD*	*RUB*	*INR*
Total assets	1,086	2,001	90	220	137	173	3	1,650	3	1	3	2	3	11
Total liabilities	567	1,423				167		1,366		31	37	26	6	
Total assets minus liabilities	519	578	90	220	137	6	3	314	3	(30)	(34)	(24)	(3)	11
Off balance	32							(20)		30	33	23		
Net position	551	578	90	220	137	6	3	294	3		(1)	(1)	(3)	11
Of which invested in equity stakes	683	513	90	220	137	7							(2)	11

Overview of Market Risks

The table below shows the respective risk factors as given by the following set of stylised scenarios. The stressed scenarios are applied to the fair value of the insurance business, which equals the fair value of its assets minus the fair value of its liabilities. The best estimate liabilities excluding profit sharing are discounted at the swap rate, while the profit sharing is valued using a risk neutral simulation approach. The scenarios chosen are stylised forms of historical stress tests to facilitate the interpretation and communication of the scenarios and relate to Fortis' risk appetite framework. The correlations used to aggregate the risk factors are equally rounded and are aligned with the recent proposal from CEIOPS.

Figures in EUR million	*Stress scenario*	*Impact on Fair value*
Equity-market risk	Equity markets -30%	(253)
Interest-rate risk	+100bps	(145)
Interest-rate risk	-100bps	(6)
Real-estate risk	-10%	(304)
Currency risk	Non Euro currencies -10%	(102)

Fortis has changed in the course of 2009, in anticipation of Solvency II, the model for calculating the market risks. Fortis is now applying stress scenarios instead of a value at risk approach. The combination of the worst-case scenarios for the different market risks, taking into account 10 year of history, based on a correlation of 1/2 between the risk factors, except for real estate and equities with a correlation of 0 would give an impact of EUR 612 million on the fair value of insurance business.

A decrease in value with both an increase and decrease in the interest rate is the result of several compounding effects. A positive duration of the surplus, short savings products, term business and unit linked business causes for a decrease in value with higher interest rates and an increase in value with lower interest rates. With long term guaranteed savings products an increase in the interest rate has a relatively small positive impact on the value as returns above the guaranteed rate are shared with the policyholder. However, a decline in the interest rate has a more significant negative outcome on the value as returns below the guaranteed rates are to be compensated by the insurer. This negative impact of the savings products offsets the positive impact of the other compartments.

Liquidity Risk

Liquidity risk is the risk of not meeting actual payments when they are due. It has two components:

- *Funding liquidity risk* is the risk that expected and unexpected cash demands of policyholders, and other contract holders cannot be met without suffering unacceptable losses or without endangering the business franchise.
- *Market liquidity risk* concerns the inability to realise assets due to inadequate market depth, or market disruption. As such it is related to market risk.

Each business ensures they can meet all local and group liquidity requirements by identifying and monitoring liquidity risk so that the circumstances under which liquidity issues are possible are known and understood (i.e. expected liability run-off profile, mass lapse event, slow down in new business, change in rating etc), as well as their ability to respond (i.e. liquidity of assets in a crisis). At group level the aggregate liquidity is monitored including payments relating to legacy instruments, transfers to/from operating companies, dividend payments to shareholders both under current conditions and stress conditions.

The table below shows Fortis' assets and liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date. It covers all Fortis assets and liabilities and therefore includes both the insurance business and holding activities.

	Up to 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*Over 5 years*	*No maturity*	*Total*
At 31 December 2009							
Assets							
Fixed rate financial instruments	642	344	2,152	13,615	35,389	583	52,725
Variable rate financial instruments	4,327	294	380	621	2,044	283	7,949
Non-interest bearing financial instruments	403	312	500	159	113	3,076	4,563
Non-financial assets	6,482	282	813	4,213	5,206	11,010	28,006
Total assets	**11,854**	**1,232**	**3,845**	**18,608**	**42,752**	**14,952**	**93,243**
Liabilities							
Fixed rate financial instruments	210	328	1,362	1,957	849	108	4,814
Variable rate financial instruments	406	3	4	88	1,251	179	1,931
Non-interest bearing financial instruments	582	818	2,832	15,592	24,813	7,382	52,019
Non-financial liabilities	6,658	404	1,256	4,950	3,987	7,220	24,475
Total liabilities	**7,856**	**1,553**	**5,454**	**22,587**	**30,900**	**14,889**	**83,239**
Net liquidity gap	**3,998**	**(321)**	**(1,609)**	**(3,979)**	**11,852**	**63**	**10,004**
Liabilities including future interest							
Fixed rate financial instruments	221	353	1,554	2,609	907	161	5,805
Variable rate financial instruments	406	3	5	90		179	683
Non-interest bearing financial instruments	582	818	2,832	15,592	24,813	7,382	52,019
Non-financial liabilities	6,658	404	1,256	4,950	3,987	7,220	24,475
Total liabilities undiscounted amount	**7,867**	**1,578**	**5,647**	**23,241**	**29,707**	**14,942**	**82,982**
At 31 December 2008							
Total assets	15,574	3,534	4,666	12,669	42,121	14,306	92,870
Total liabilities	8,354	1,942	10,292	16,572	27,920	20,480	85,560
Net liquidity gap	7,220	1,592	(5,626)	(3,903)	14,201	(6 174)	7,310

Essential in the net liquidity gap position are the debt instruments that Fortis issued in the past to support the activities of Fortis. Some of these debt instruments have been onlent to former Fortis subsidiaries. These onlent instruments amount at year end 2009 to around EUR 1 billion. Fortis watches daily the timely repayments (including interest) on these instruments as well as whether the underlying conditions of these instruments are met (for details on the credit exposure of Fortis which includes these instruments see 7.2; specific details about the debt instruments are provided in note 30 Subordinated liabilities). Details on the management within insurance of the investment of positions in financial instruments are set out in 7.3 Market Risk.

Fortis has issued a number of perpetual financial instruments which are included in the table above. These instruments are:

- Hybron: the principal loan amounts to EUR 500 million. Coupons are payable annually at the rate of 5.125% of the principal amount until June 20, 2016. After June 20, 2016, coupons will be paid at a floating rate of 3 month EURIBOR plus 2.00% per annum. Hybron is included in the line Fixed rate financial instruments.
- Nitsh 1: the principal loan amounts to US$750 million. Coupons are payable semi-annually at the rate of 8.25% Perpetual Securities. Nitsh 1 is included in the line Fixed rate financial instruments.
- Nitsh II: the principal loan amounts to EUR 625 million. Coupons are payable semi-annually at the rate of 8.00% Perpetual Securities. Nitsh II is included in the line Fixed rate financial instruments.

These instruments are shown in the table above within the net liquidity gap based on the carrying amount and including accrued interest for the period. Under the heading Liabilities including future interest the instruments are shown as follows: the interest amounts based on the rate applicable at year-end 2009 are included in the buckets Up to 1 month till 1 – 5 years. The principal amount is included under the heading Over 5 years, being the perpetual undiscounted amount as of that date.

The FRESH is in accordance with IFRS excluded from the undiscounted amounts since the principal amount of EUR 1,250 million can only be redeemed through conversion into Fortis shares.

7.5 Insurance Risk

Insurance risk refers to all insurance underwriting risks due to changes in claims arising from uncertainty and timing of the claims as well as changes to the underlying assumptions, including expenses and lapses, made at the start of the policy.

Life risk includes longevity risk, mortality risk & morbidity risk (i.e. illness risk) and disability risk. These are sometimes referred to as biometric risks. Life risk also covers lapse changes and changes in costs which can have a considerable impact on the ultimate cost of the liabilities especially for long term business.

Non-life risk is the risk that claims are higher than expected. The causes can be split between catastrophe risk which is when a significant event such as a windstorm leads to a jump in claims or more general claim risks which can have a range of triggers including inflation or customer behaviour being different from that expected.

Each business manages insurance risks through a combination of underwriting policy, pricing policy, provisioning, and reinsurance. Particular attention is made on ensuring that the customer segment who buys the product is consistent with the underlying assumptions made about the customers when the product was designed and priced.

Underwriting policies are set at local level as part of the overall management of insurance risk and involve review procedures by actuarial staff, who examines the actual loss experience. A range of indicators and statistical analysis tools are employed to refine underwriting standards in order to improve loss experience and/or ensure pricing is adjusted appropriately.

Insurance companies aim to set premiums at a level that will ensure that premiums received plus the investment income earned on them exceed the total of claims, costs of handling those claims and the cost of managing the business. The appropriateness of pricing is tested using a range of techniques and key performance indicators appropriate to a particular portfolio, on both a priori basis (e.g. profit testing) and a posteriori basis (e.g. embedded value, combined ratios).

The factors taken into consideration when pricing insurance vary by product according to the cover and benefits offered. However, in general they include:

- expected claims by policyholders and related expected payouts and their timing
- the level and nature of variability associated with the expected benefits. This includes analysis of claims statistics as well as consideration of the evolution of jurisprudence, the economic climate and demographic trends
- other costs of producing the relevant product, such as distribution, marketing, policy administration, and claim administration costs
- financial conditions, reflecting the time value of money
- solvency capital requirements
- target levels of profitability
- insurance market conditions, notably competitor pricing of similar products.

7.5.1 Mortality / longevity risk

Mortality risk arises due to unexpected changes to mortality rates because of an epidemic disease, or a major event such as an industrial accident or natural disaster. Mortality risk of this type is mitigated through limits set in the underwriting policy and via a number of excess-of-loss and catastrophe reinsurance treaties.

Longevity risk is the unexpected increase in survival rates resulting in an improved life expectancy, and is managed through underwriting policy, regular reviewing of the mortality tables used for pricing and establishing liabilities, limitation of the contract period and review of pricing at renewal. Where longevity is found to be rising faster than assumed in the mortality tables, additional provisions are setup and pricing of new products is adjusted accordingly.

7.5.2 Disability risk

Disability risk covers the uncertainty in claims due to disability rates and levels that are higher than expected. This can, for example, arise in the disability and health business and workers' compensation portfolios.

The incidence of, and recovery from, disabilities are influenced by the economic environment, government intervention, medical advances and costs, as well as standards used for disability assessment. This risk is managed through regular review of historical claim patterns and expected future trends, and includes adjustment of pricing, provisioning and underwriting policies accordingly. Fortis insurance companies also mitigate disability risk through medical selection strategies and appropriate reinsurance cover.

7.5.3 Expense and Persistency risks

When designing and pricing insurance policies, assumptions also need to be made relating to the costs of selling and then administrating the policies until they lapse or mature and of the rate of persistency that will be experienced. The risks that actual experience may be different and the potential impact are identified during the product development stage and can be mitigated by through the product design, for example use of early redemption penalties/loyalty bonuses, initial charges or spreading the commission paid to distributors to align interests.

7.5.4 Non-life claims risk

Non-Life claims risk can differ from the expected outcome for a range of reasons. For example, short-tail claims, such as motor damage and property damage claims, are generally reported within a few days or weeks and are settled soon afterwards. The resolution of long-tail claims, such as body injury or liability claims, can take years to complete. In the case of long-tail claims, information concerning the event, such as medical treatment required, may, due to its very nature, not be readily obtainable. Analysis of long-tail losses is also more difficult, requires more detailed work and is subject to greater uncertainties than analysis of short-tail losses.

Fortis' insurance companies take into account experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions.

To mitigate the claims risk, Fortis' insurance companies adopt selection and underwriting policies based on their historical claims experience and modelling. They do this by client segment and class of business based on knowledge or expectations of future movements in claims frequency and severity. Fortis Insurance also benefits from diversification effects by engaging in a wide range of Non-life insurance classes and geographies, and while this does not reduce the average claims it does significantly reduce the variation in the total claims book and therefore the risk. The risk of unexpectedly large claims is contained by policy limits, concentration management and re-insurance.

Life *Sensitivities (in EUR million)*	*Impact on value at 31 December 2009*	*Impact on value at 31 December 2008*
Mortality rates (5%)	48	75
Expenses (10%)	242	224
Lapse rates (10%)	85	67

Non-Life *Sensitivities (in EUR million)*	*Impact on pre-taxation profit at 31 December 2009*	*Impact on pre-taxation profit at 31 December 2008*
Expenses (10%)	85	83
Incurred claims 5%	(88)	(84)

7.5.5 Reinsurance

Where appropriate, Fortis Insurance companies also enter into reinsurance contracts to limit their exposure to underwriting losses. This reinsurance may be on a policy-by-policy basis (per risk), or on a portfolio basis (per event), i.e. where individual policyholder exposures are within local limits but an unacceptable risk of accumulation of claims exists at group level (catastrophe risks). The latter events are mostly weather related or man made. Reinsurance companies are selected based primarily on pricing and counterparty risk considerations. The management of counterparty risk is integrated into the overall management of credit risk.

The major uses of external reinsurance include the mitigation of the impact of natural catastrophes (e.g. hurricanes, earthquakes and floods), large single claims from policies with high limits and multiple claims triggered by a single human-made event. We estimate that a 1 in 100 storm occurring simultaneously in Fortis' two largest markets, Belgium and UK, would result in additional gross claims of EUR 428 million before reinsurance and net claims of EUR 95 million after re-insurance.

The table below provides details of risk retention by product line (in nominal amounts).

	Highest retention per risk	Highest retention per event
2009		
Product lines		
Motor, Third Party liability	10,000,000	10,753,000
Motor Hull	Not applicable	4,050,000
Property	21,505,000	120,000,000
General Third Party Liability	1,000,000	2,000,000
Marine	4,750,000	4,750,000
Workmen's Compensation	9,500,000	Not applicable
Life/Disability	750,000	3,500,000
Personal Accident	500,000	Not applicable

The table below provides details by product line on the proportion of premiums ceded to reinsurers in the year ended 31 December (amounts in millions).

	Gross written premiums	Ceded premiums	Net premiums
2009			
Product lines			
Life	6,595	(68)	6,527
Accident & Health	641	(27)	614
Property & Casualty	2,013	(112)	1,901
Eliminations	(1)	1	
Total insurance	**9,248**	**(206)**	**9,042**
2008			
Product lines			
Life	5,796	(64)	5,732
Accident & Health	631	(37)	594
Property & Casualty	2,062	(121)	1,941
Eliminations	(28)	29	1
Total insurance	8,461	(193)	8,268

7.6 Operational risk

All companies including financial institutions are subject to operational risk due to inadequately controlled internal processes or systems, human error or non compliance as well as from external events and in general due to the uncertainty inherent in all business undertakings.

Each business is responsible for identifying, quantifying and managing their operational risks as part of the overall policies and requirements of their risk framework. The most significant risks are reported and monitored at group level. For certain operational risks such as financial losses due to fraud, computer crime, professional liability and personal liability, Fortis does transfer the risk to third parties through insurance arrangements.

Each year Fortis undertakes a group wide Control Risk Self Assessment process to identify forward looking key risks that could impact strategic or financial objectives and to assess risk and control framework that is in place to ensure these risks are managed on an ongoing basis. Each business follows up on their key risks on at least a quarterly basis and the most significant risks are also monitored at a group level. In addition to being a core part of Fortis' risk framework, this process leads to the management control statements made by each business and signed at group level by the Fortis CEO.

7.7 Strategic risk

Strategic risks cover external and internal factors that can impact Fortis' ability to meet its current business plan and also to position itself for achieving ongoing growth and value creation. This includes changes in the regulatory or competitive landscape and reputation risks. Business strategies need to take such risks into account and we aim to be pro-active in identifying such risks and responding to them.

Fortis' regular risk identification and assessment processes include strategic risks. These were also explicitly considered throughout the strategic review and planning processes and followed up as part of the regular performance dialogues.

7.8 Insurance liabilities and Adequacy Testing

Each insurance company establishes liabilities for future claims on policies and sets aside assets to support those liabilities. This involves making estimates and assumptions that can affect the reported amount of assets, liabilities, shareholders' equity and income statement within the next year. These estimates are evaluated at each reporting date using statistical analysis based on internal and external historical data.

The adequacy of Insurance liabilities is reviewed at each reporting date and required increases in liabilities are immediately recorded and recognised in the income statement. Fortis' Liability Adequacy Testing (LAT) Policy and process fulfill IFRS requirements. The LAT policy is defined and implemented to provide assurance to Fortis management that sufficient assets are held to back liabilities on a best-estimate, economic basis with a high degree of confidence. An early warning mechanism ensures that actions are taken should the level of additional prudence (assets held above and beyond the best estimate level of liabilities) fall below certain levels, for example a 90% confidence level. In addition, the LAT Policy ensures that all regulatory constraints are respected were they apply.

Certified actuaries (internal and external) have confirmed the overall adequacy of Liabilities arising from insurance and investment contracts as at 31 December 2009 as well as at 31 December 2008.

The risk that the actual outcome will exceed Liabilities arising from insurance and investment contracts cannot be eliminated completely, given the uncertainties inherent in the techniques, assumptions and data used in the statistical analysis. To ensure that the risk of being unable to meet policyholder and other obligations is reduced to extremely low levels, Fortis holds additional solvency capital.

The relative variability of the expected outcomes is less for larger and more diversified portfolios. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location, type of industry as well as negative changes in the public domain (such as legislative changes, etc.) and extreme events such as hurricanes.

Whenever such factors materialise, the level of risk is brought back down to the risk appetite levels by means of a risk transfer mechanism, such as reinsurance. This includes, but is not limited to, European weather events.

Overview of Insurance Liabilities

Life liabilities

Life liabilities are established when a policy is sold in order to ensure that sufficient funds are set aside to meet the future claims relating to that policy.

Non-Life Liabilities

Non-life claims liabilities are made for claims that have occurred but have not yet been settled (i.e. expired risk). In general, Fortis insurance companies define claims liabilities by product category, cover and year and take into account undiscounted prudent forecasts of payouts on reported claims and estimates of unreported claims. Allowances for claims expenses and inflation are also included.

Unexpired risks – contracts for which premiums have been received but for which the risk has not yet expired – are covered by unearned premiums within Liabilities arising from insurance and investment contracts.

The table below provides an overview of the liabilities for AG Insurance and Fortis Insurance International.

		Non-life gross liability split				*Life gross liability split*	
	Total Non-life	*Unearned premium*	*Claims outstanding*	*Other*	*Total Life*	*Unit-linked*	*Traditional life*
31 December 2009							
AG Insurance	2,973	339	2,546	88	45,378	6,570	38,808
Fortis Insurance International	1,998	621	1,373	4	22,662	14,203	8,459
Eliminations	(37)		(37)		(3)		(3)
Fortis Insurance total	**4,934**	**960**	**3,882**	**92**	**68,037**	20,773	**47,264**

		Non-life gross liability split				*Life gross liability split*	
	Total Non-life	*Unearned premium*	*Claims outstanding*	*Other*	*Total Life*	*Unit-linked*	*Traditional life*
31 December 2008							
AG Insurance	2,893	341	2,451	101	41,779	5,901	35,878
Fortis Insurance International	1,432	441	989	2	19,770	12,177	7,593
Eliminations	(36)		(36)		(9)		(9)
Fortis Insurance total	**4,289**	**782**	**3,404**	**103**	**61,540**	18,078	43,462

7.9 Loss reserve development table

The loss reserve development table shows the movements of accounting reserves from 31 December 2001 until 31 December 2009. All contracts concerned are insurance contracts as defined by IFRS.

Accident Year

As at 31 December 2009

All material figures quoted are undiscounted

Gross Ultimate Claims (Cumulative) for both Property & Casualty and Accident & Health:

	2001	2002	2003	2004	2005	2006	2007	2008	2009
Gross reserves for unpaid claims and claims expenses developed initially at the booking date	1,305	1,424	1,465	1,631	1,754	1,855	2,004	2,107	2,176
Cumulative payments at:									
2001									
2002	389								
2003	591	455							
2004	718	644	415						
2005	798	769	608	449					
2006	865	861	741	647	473				
2007	907	919	828	783	678	523			
2008	951	972	901	893	827	750	623		
2009	989	1,023	967	985	953	927	900	646	
Reserves re-estimated at:									
2001									
2002	1,309								
2003	1,331	1,423							
2004	1,360	1,450	1,487						
2005	1,406	1,492	1,518	1,630					
2006	1,317	1,395	1,497	1,622	1,743				
2007	1,322	1,426	1,465	1,588	1,716	1,856			
2008	1,318	1,422	1,447	1,565	1,698	1,850	2,043		
2009	1,261	1,377	1,406	1,524	1,640	1,785	1,976	2,060	
Gross Outstanding Claims Liabilities (including IBNR)	272	354	439	539	687	858	1,076	1,414	2,176
Cumulative redundancy/deficiency from initial claims versus re-estimated reserves									
- Nominal	44	46	58	108	114	71	28	46	
- Percentage	3.4%	3.2%	4.0%	6.6%	6.5%	3.8%	1.4%	2.2%	
Other claims liabilities (not included in table)									405
Claims with regard to workers' compensation and health care									1,421
Total claims balance sheet									4,002

The row 'Gross reserves for unpaid claims and claim expenses developed initially at the booking date' represents the liabilities reported in the balance sheet on the reporting date for the year indicated in the column heading. As such, each amount in this row reflects the outstanding claim liabilities for all years of occurrence prior to and including the reporting year.

The part of the runoff table related to 'Cumulative Payments' reports the cumulative amount of claim payments made per development period since the first of January of the year indicated. The payments relate to the years of occurrence prior to and including the year of liability reporting.

The second part of the runoff table entitled 'Reserves re-estimated at' shows an estimate of the final liabilities carried at December 31 of the year indicated in respect of all years of occurrence prior to and including this year at each future development period. The further the claims have developed, the more reliable the valuation of the liabilities becomes.

The row 'Gross outstanding claim liabilities (including IBNR)' represents the amount reported at year end 2009.

All reserves that can be reported in a triangular format are presented in the run off table. Claim reserves that are held on a discounted level and some other liabilities are included in the reconciliation lines. All amounts in the table are calculated against the applicable currency rate at year end 2009 (the exposure mainly relates to the British pound).

8 Supervision and solvency

Since the sale of the banking operations in October 2008, Fortis has been considered an Insurance Group. As such Fortis is subject to supervision at the operating company level as well as at the consolidated level.

8.1 Fortis consolidated

At the consolidated level, Fortis is supervised by the Belgian Banking, Finance and Insurance Commission (BFIC). Their prudential supervision includes semi-annual verification that Fortis on a consolidated basis meets the solvency requirements. The subsidiaries of Fortis are supervised by the regulators in the countries in which they are located.

8.2 Insurance

Fortis' insurance subsidiaries are required to maintain a minimum level of qualifying capital relative to the premiums received for non-life insurance contracts and relative to the life insurance liabilities arising from insurance and investment contracts. The consolidated regulatory solvency requirements of Fortis' insurance subsidiaries were EUR 2,756 million as at 31 December 2009 (2008: EUR 2,525 million) and are covered by the available qualifying total capital.

8.3 General Account

The General Account includes also the so called legacy related issues. For the time being no capital requirements have been defined to cover the risks of the General Account.

8.4 Fortis core equity target and total capital

Fortis reassessed during its recent strategic review the current capitalisation levels of its insurance activities and the General Account.

Fortis is of the opinion that the capitalisation levels appropriately reflect the specific characteristics of the businesses including the commitments resulting from agreements with its partners. Fortis expects to maintain a minimum aggregate solvency ratio of 200% of the minimum regulatory requirements. Fortis will review minimum targets at the time of introduction of Solvency II.

A strong capital base in the individual insurance operations is deemed necessary on the one hand as a competitive advantage and on the other hand as being necessary to fund the significant organic growth that is planned while satisfying the local rating and solvency requirements.

Capital ratios

Fortis' core equity amounted to EUR 8.6 billion at the end of 2009 (2008: EUR 7.9 billion). Core equity exceeds the total minimum requirement of the insurance activities by EUR 5.8 billion (2008: EUR 5.4 billion).

The core equity of the insurance operations stood at EUR 6.1 billion (2008: EUR 4.7 billion), while total available capital at the insurance entities amounted to EUR 6.4 billion (2008: EUR 5.1 billion), 231% of the legally required minimum (2008: 202%). The solvency ratio of AG Insurance amounted to 205% (2008: 189%). Based on local accounting and regulatory supervision, the solvency ratio for AG Insurance was even 223% (2008: 204%).

For Fortis Insurance International, the total solvency ratio was 300% at the end of 2009 (2008: 238%).

Key capital indicators

Year end 2009

In EUR million	*AG Insurance*	*Insurance International*	*Total Insurance*	*General (incl. elim)*	*Total Fortis*
Core equity	3,511	2,552	6,063	2,514	8,577
Total available capital	4,120	2,246	6,366	2,365	8,731
Minimum solvency requirements	2,008	748	2,756		
Amount of total capital above minimum	2,112	1,498	3,610		
Core solvency ratio	175%	341%	220%		
Total solvency ratio	205%	300%	231%		

Year end 2008

In EUR million	*AG Insurance*	*Insurance International*	*Total Insurance*	*General (incl. elim)*	*Total Fortis*
Core equity	2,890	1,767	4,657	3,225	7,882
Total available capital	3,535	1,555	5,090	3,079	8,169
Minimum solvency requirements	1,871	654	2,525		
Amount of total capital above minimum	1,664	901	2,565		
Core solvency ratio	154%	270%	184%		
Total solvency ratio	189%	238%	202%		

Reconciliation of net equity and total capital

The reconciliation of Fortis' net equity and total capital is presented below.

	2009	2008
Share capital and reserves	6,387	34,394
Net profit attributable to shareholders	1,192	(28,022)
Unrealised gains and losses	771	423
Shareholders' equity	8,350	6,795
Non-innovative hybrid capital instruments	1,496	1,474
Non-controlling interests	1,654	515
Revaluation of real estate to fair value	559	526
Revaluation of debt securities, net of tax and shadow accounting	(812)	(375)
Revaluation of equity securities, net of tax and shadow accounting	(10)	
Goodwill	(650)	(531)
Participation Royal Park Investments	(760)	
Expected dividend	(201)	
Expected dividend, related to call option BNP Paribas shares	(581)	
Other	(468)	(522)
Core equity	8,577	7,882
Innovative capital instruments	496	456
Subordinated liabilities	29	67
Other prudential filters and deductions on total capital	(371)	(236)
Total capital	**8,731**	**8,169**

Participating interests that are not fully consolidated are deducted from total capital. The core equity instruments issued by Fortis and lent on to Fortis Bank SA/NV (NITSH I and part of NITSH II for a total amount of EUR 900 million) are excluded from core equity. Of the unrealised gains on real estate after tax at AG Insurance 90% are included in core equity, the remainder are 100% included.

9 Post-employment benefits, other long-term employee benefits and termination benefits

Post-employment benefits are employee benefits, such as pensions and post-employment medical care, which are payable after the end of employment. Other long-term employee benefits are employee benefits which do not fall fully due within twelve months of the period in which the employees rendered the related service, including long-service awards and long-term disability benefits. Termination benefits are employee benefits payable as a result of the premature end of the employee's employment contract.

9.1 Post-employment benefits

9.1.1 Defined benefit pension plans and other post-employment benefits

Fortis operates defined benefit pension plans covering the majority of its employees. Many of these plans are closed to new employees. Most new employees join defined contribution plans.

Under defined benefit pension plans, benefits are calculated based on years of service and level of salary. Pension obligations are determined on the basis of mortality tables, employee turnover, wage drift and economic assumptions such as inflation and discount rate. Discount rates are set by country or region on the basis of the yield (at closing date) of debt securities of similar duration, issued by blue-chip companies or by the government in the absence of a representative corporate market.

In addition to pensions, post-employment benefits may also include other expenses such as reimbursement of part of health insurance premiums and favourable conditions on financial products, such as mortgage loans, which continue to be granted to employees after retirement.

The following table provides details of the amounts shown in the statement of financial position as at 31 December regarding defined-benefit pension obligations and other post-employment benefits.

	Defined benefit pension plans		*Other post-employment benefits*	
	2009	*2008*	*2009*	*2008*
Present value of funded obligations	208	175		
Present value of unfunded obligations	282	262	44	38
Defined benefit obligation	**490**	437	44	38
Fair value of plan assets	(181)	(159)		
	309	278	44	38
Unrecognised actuarial gains (losses)	(35)	2	6	4
Unrecognised past service cost				
Unrecognised assets due to asset ceiling				
Other amounts recognised in the statement of financial position		1		
Net defined benefit liabilities (assets)	**274**	282	50	42
Amounts in the statement of financial position:				
Defined benefit liabilities	283	288	50	42
Defined benefit assets	(9)	(6)		
Net defined benefit liabilities (assets)	**274**	282	50	42

Defined benefit liabilities are classified under Accrued interest and other liabilities (see Note 34) and defined benefit assets are classified under Accrued interest and other assets (see Note 22).

As Fortis is a financial institution specialising in the management of employee benefits, some of its employees' pension plans are insured by Fortis insurance companies. Under IFRS, the assets backing these pension plans are non-qualifying and consequently may not be considered as plan assets. From an economic point of view, the net defined liability is offset by the non-qualifying plan assets which are held within Fortis (2009: EUR 226 million; 2008: EUR 218 million), resulting in a net defined liability from an economic point of view of EUR 48 million in 2009 (2008: EUR 64 million) for defined benefit pension obligations.

The following table reflects the changes in net defined benefit liabilities (assets) as recognised in the statement of financial position.

	Defined benefit pension plans		*Other post-employment benefits*	
	2009	*2008*	*2009*	*2008*
Net defined benefit liabilities (assets) as at 1 January	**282**	**2,912**	**42**	**159**
Net defined benefit liabilities (assets) of discontinued operations as at 1 January		(2,570)		(120)
Net defined benefit liabilities (assets) of continuing operations as at 1 January	**282**	342	**42**	39
Total defined benefit expense	27	39	6	3
Employer's contributions	(10)	(34)		
Benefits directly paid by the employer	(18)	(29)		
Acquisitions and disposals of subsidiaries			2	
Transfer	(7)	(32)		
Foreign exchange differences		(1)		
Other		(3)		
Net defined benefit liabilities (assets) as at 31 December	**274**	282	**50**	42

Benefits directly paid by the employer relate to defined benefit pension plans that are directly held within a Fortis entity.

The table below shows the changes in defined benefit obligation.

	Defined benefit pension plans		Other post-employment benefits	
	2009	2008	2009	2008
Defined benefit obligation as at 1 January	**437**	**6,715**	38	124
Defined benefit obligation of discontinued operations as at 1 January		(6,280)		(83)
Defined benefit obligation of continuing operations as at 1 January	**437**	**435**	38	41
Current service cost	17	20	1	1
Interest cost	24	23	2	2
Past service cost - vested benefits		5	3	
Curtailments	(1)	(3)		
Settlements	(12)	5		
Actuarial losses (gains) on defined benefit obligation	48	15	(2)	(6)
Benefits paid	(5)	(5)		
Benefits directly paid by the employer	(18)	(29)		
Acquisitions and disposals of subsidiaries			2	
Transfer	(7)	1		
Foreign exchange differences	6	(27)		
Other	1	(3)		
Defined benefit obligation as at 31 December	**490**	**437**	44	38

Actuarial losses (gains) on defined benefit obligation mainly reflect the change in discount rate and other actuarial assumptions and the experience adjustment on defined benefit obligation.

The following table shows the changes in the fair value of plan assets.

	Defined benefit pension plans	
	2009	2008
Fair value of plan assets as at 1 January	159	4,438
Fair value of plan assets of discontinued operations as at 1 January		(4,294)
Fair value of plan assets of continuing operations as at 1 January	159	144
Settlements	(8)	1
Expected return on plan assets	9	12
Actuarial gains (losses) on plan assets	11	(34)
Employer's contributions	10	34
Benefits paid	(5)	(5)
Transfer		33
Foreign exchange differences	5	(26)
Fair value of plan assets as at 31 December	181	159

Actuarial gains (losses) on plan assets are mainly the difference between actual and expected return. The following table shows the actual return on plan assets for defined benefit pension plans.

	Defined benefit pension plans	
	2009	*2008*
Actual return on plan assets	20	(27)

The following table shows the changes in the total of unrecognised actuarial gains (losses) on liabilities and assets.

	Defined benefit pension plans		*Other post-employment benefits*	
	2009	*2008*	*2009*	*2008*
Unrecognised actuarial gains (losses) as at 1 January	**2**	**409**	**4**	**33**
Unrecognised actuarial gains (losses) of discontinued operations as at 1 January		(355)		(35)
Unrecognised actuarial gains (losses) of continuing operations as at 1 January	**2**	**54**	**4**	**(2)**
Curtailments		(1)		
Settlements		(1)		
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(4)	(1)		
Amortisation of unrecognised actuarial losses (gains) on plan assets	4			
Actuarial gains (losses) on defined benefit obligation	(48)	(15)	2	6
Actuarial gains (losses) on plan assets	11	(34)		
Transfer				
Foreign exchange differences				
Unrecognised actuarial gains (losses) as at 31 December	**(35)**	**2**	**6**	**4**

The following table shows the changes in unrecognised past service cost.

	Defined benefit pension plans	
	2009	*2008*
Unrecognised past service cost as at 1 January		15
Unrecognised past service cost of discontinued operations as at 1 January		(20)
Unrecognised past service cost of continuing operations as at 1 January		(5)
Amortisation of unrecognised past service cost		5
Unrecognised past service cost as at 31 December		

Experience adjustments are actuarial gains and losses that arise because of differences between the actuarial assumptions made at the beginning of the year and actual experience during the year.

The following table shows experience adjustments to plan assets and defined benefit obligations.

	Defined benefit pension plans					*Otherpost-employment benefits*				
	2009	*2008*	*2007*	*2006*	*2005*	*2009*	*2008*	*2007*	*2006*	*2005*
Experience adjustments to plan assets, gain (loss)	8	(25)	(187)	(33)	28					
As % of plan assets as at 31 December	4.4%	(15.7%)	(4.2%)	(0.8%)	0.8%					
Experience adjustments to defined benefit obligation, loss (gain)	2	16	131	92	24	3	5	(3)	87	4
As % of defined benefit obligation as at 31 December	0.4%	3.7%	2.0%	1.2%	0.3%	6.8%	13.2%	(2.4%)	20.9%	1.0%

The following table shows the components of expenses related to the defined benefit pension plans and other post-employment benefits for the year ended 31 December.

	Defined benefit pension plans		*Other post-employment benefits*	
	2009	*2008*	*2009*	*2008*
Current service cost	17	20	1	1
Interest cost	24	23	2	2
Expected return on plan assets	(9)	(12)		
Past service cost - vested benefits		5	3	
Amortisation of unrecognised past service cost		5		
Amortisation of unrecognised actuarial losses (gains) on defined benefit obligation	(4)	(1)		
Amortisation of unrecognised actuarial losses (gains) on plan assets	4			
Curtailments	(1)	(4)		
Settlements	(4)	3		
Total defined benefit expense	**27**	**39**	**6**	**3**

The current service cost, past service cost, amortisation of unrecognised actuarial losses (gains) on the defined benefit obligation and losses (gains) on curtailments and settlements impacting liabilities are included in Staff expenses (see Note 47). All other defined benefit expense items are included in Finance costs (see Note 44).

The table below shows the expected and actual return on non-qualifying assets for defined benefit pension plans. In accordance with IFRS, the expected return on non-qualifying assets can not be deducted from the defined benefit expense.

	2009	*2008*
Expected return on non-qualifying assets	9	11
Actual return on non-qualifying assets	8	6

The following table shows the principal actuarial assumptions made for the eurozone countries.

	Defined benefit pension plans				*Other post-employment benefits*			
	2009		*2008*		*2009*		*2008*	
	Low	*High*	*Low*	*High*	*Low*	*High*	*Low*	*High*
Discount rate	4.2%	4.8%	5.2%	6.3%	2.4%	4.7%	4.8%	5.3%
Expected return on plan assets as at 31 December	4.0%	5.5%	4.4%	5.8%				
Future salary increases (price inflation included)	2.6%	5.0%	2.6%	4.6%			2.9%	3.5%
Future pension increases (price inflation included)	1.8%	2.2%	2.0%	3.3%			2.5%	2.5%
Medical cost trend rates					3.8%	4.2%	3.8%	6.0%

The discount rate on pensions is weighted by the defined benefit obligation on pensions. The discount rate on other post-employments benefits varies in 2009 from 2.4% in The Netherlands related to a 7.5 years duration, to 4.7% in Belgium, with a duration longer than 13 years, related to a younger population. The expected return on plan assets reflects an asset mix concentrated in group insurance contracts and bonds, in Belgium and The Netherlands, and in equity securities in Portugal. The future salary increases varies in 2009 from 2.6% for employees older than 50, to 5% for employees aged 49 or younger.

The following table shows the principal actuarial assumptions made for other countries.

	Defined benefit pension plans	
	2009	*2008*
Discount rate	5.2%	6.3%
Expected return on plan assets as at 31 December	5.2%	5.3%
Future salary increases (price inflation included)	5.0%	5.4%
Future pension increases (price inflation included)	3.0% - 5.0%	5.0%

The eurozone represents 76% of Fortis' total defined benefit obligations. Other countries include only obligations in the United Kingdom. Other post-employment benefits in countries outside the eurozone are not regarded as significant.

Fortis uses the government bond curve and AA-graded corporate bonds as references for the expected return on bonds and adds a risk premium to that return for equity securities and real estate.

A one-per-cent change in assumed medical cost trend rates would have the following effect on the defined benefit obligation and defined benefit expense for medical costs:

	Medical care	*One-percent increase*	*One-percent decrease*
Effect on the defined benefit obligation - medical costs	43	18.0%	(14.3%)
Effect on the total defined benefit expense - medical costs	6	10.5%	(8.0%)

The plan assets comprise predominantly equity securities, fixed-income securities and investment contracts with insurance companies. Fortis' internal investment policy stipulates that investment in derivatives and emerging markets for the purpose of funding pension plans is to be avoided. Fortis gradually adjusts its asset allocation policy to ensure a close match between the duration of assets and that of pension liabilities.

The asset mix of the plan assets for pension obligations is as follows:

	31 December 2009	*31 December 2008*
Equity securities	46%	38%
Debt securities	18%	27%
Insurance contracts	33%	28%
Real estate	1%	2%
Cash and other	2%	5%

The mix of the unqualified assets for pension obligations is as follows:

	31 December 2009	*31 December 2008*
Equity securities	2%	2%
Debt securities	33%	43%
Insurance contracts	57%	55%
Other	8%	0%

The employer's contributions expected to be paid to post-employment benefit plans for the year ending 31 December 2010 are as follows:

	Defined benefit pension plans	*Other post-employment benefits*
Expected contribution next year to plan assets	8	
Expected contribution next year to unqualified plan assets	11	

9.1.2 Defined-contribution plans

Fortis operates a number of defined contribution plans worldwide. The employer's commitment to a defined contribution plan is limited to the payment of contributions calculated in accordance with the plan's regulations. Employer contributions to defined-contribution plans amounted to EUR 18 million in 2009 (2008: EUR 15 million) and are included in Staff expenses (see Note 47).

9.2 Other long-term employee benefits

Other long-term employee benefits include long-service awards and long-term disability benefits. The table below shows net liabilities. The liabilities related to other long-term employee benefits are included in the statement of financial position under Accrued interest and other liabilities (see Note 34). The assets are included in the statement of financial position under Accrued interest and other assets (see Note 22).

	2009	2008
Defined benefit obligation	9	10
Other amounts recognised in the statement of financial position		
Net defined benefit liabilities (assets)	9	10
Amounts shown in the statement of financial position:		
Defined benefit liabilities	9	10
Defined benefit assets		
Net defined benefit liabilities (assets)	9	10

The following table shows the changes in liabilities for other long-term employee benefits during the year.

	2009	2008
Net liability as at 1 January	10	131
Net liability of discontinued operations as at 1 January		(119)
Net liability of continuing operations as at 1 January	10	12
Total expense		(1)
Benefits directly paid by the employer	(1)	(1)
Other		
Net liability as at 31 December	9	10

The table below provides the range of actuarial assumptions applied when calculating the liabilities for other long-term employee benefits.

	2009		2008	
	Low	*High*	*Low*	*High*
Discount rate	4.0%	5.0%	5.1%	5.3%
Future salary increases	2.6%	5.0%	2.5%	4.3%

Expenses related to other long-term employee benefits are shown below. Interest cost is included in Finance costs (see Note 44), all other expenses are included in Staff expenses (see Note 47).

	2009	2008
Interest cost	1	1
Net actuarial losses (gains) recognised immediately	(1)	1
Losses (gains) of curtailments or settlements		(3)
Total expense		(1)

9.3 Termination benefits

Termination Benefits are employee benefits payable as a result of either an enterprise's decision to terminate an employee's employment before the normal retirement date, or an employee's decision to accept voluntary redundancy in exchange for those benefits. The table below shows liabilities related to termination benefits included in the statement of financial position under Accrued interest and other liabilities (see Note 34).

	2009	2008
Defined benefit obligation	32	39
Other amounts recognised in the statement of financial position		
Net defined benefit liabilities (assets)	32	39

The following table shows the changes in liabilities for termination benefits during the year.

	2009	2008
Net liability as at 1 January	39	228
Net liability of discontinued operations as at 1 January		(167)
Net liability of continuing operations as at 1 January	39	61
Total expense	4	(13)
Benefits directly paid by the employer	(10)	(9)
Transfer	(1)	
Net liability as at 31 December	32	39

Expenses related to termination benefits are shown below. Interest cost is included in Finance costs (see Note 44). All other expenses are included in Staff expenses (see Note 47).

	2009	2008
Interest cost	2	2
Net actuarial losses (gains) recognised immediately		(15)
Losses (gains) of curtailments or settlements	2	
Total expense	4	(13)

10 Employee share option and share purchase plans

Fortis' remuneration package for its employees and executive committee members includes share-related instruments. These benefits take the form of:

- employee share options
- shares offered at a discount
- restricted shares.

10.1 Employee share options

Fortis decides each year whether or not to offer options to its employees. The features of the option plans may vary from country to country depending on local tax regulations. There is a difference between conditional and unconditional options. Unconditional options are granted to employees who work in countries where options are subject to taxation directly upon being granted. Conditional options are granted to employees in countries where the options are taxed upon exercise. Conditional options become vested if the employee is still employed after a period of five years. In general, options may not be exercised until five years after they are granted, regardless of whether they are conditional or unconditional. In 2009 no new options were granted to employees.

Fortis has committed itself to fulfilling the existing option obligations towards employees of the discontinued operations. The number of options that is disclosed in this note therefore relates to current employees of Fortis and to former employees of Fortis who were employed by the discontinued operations Fortis Bank, Fortis Insurance Netherlands and Fortis Corporate Insurance.

The following option plans were outstanding as at 31 December 2009. The exercise prices in the tables below are expressed in euros.

	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
2009				
Lapsing year				
2010	5,729	29.04	29.50	15.31
2011	796	22.07	22.28	21.08
2012	1,578	20.48	26.58	18.65
2013	3,467	14.24	27.23	12.17
2014	3,256	14.88	16.46	14.18
2015	3,265	18.55	18.65	18.41
2016	4,347	24.61	24.68	24.49
2017	4,944	28.03	28.62	27.23
2018	4,838	15.44	16.46	15.06
Total	**32,220**	**21.57**		
2008				
Lapsing year				
2009	11,418	24.41	32.15	12.44
2010	5,729	29.04	29.50	15.31
2011	796	22.07	22.28	21.08
2012	1,578	21.17	26.58	18.65
2013	3,467	14.24	27.23	12.17
2014	3,377	14.88	16.46	14.18
2015	3,351	18.55	18.65	18.41
2016	4,403	24.60	24.68	24.49
2017	4,983	28.03	28.62	27.23
2018	4,869	15.44	16.46	15.06
Total	**43,971**	**22.31**		

The average duration of the options outstanding at year end 2009 is 5.4 years (2008: 5.0 years).The changes in outstanding options were as follows:

	2009		2008	
	Number of options (in '000)	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*
Balance at 1 January	**43,971**	**22.31**	40,819	23.27
Options granted to Executive Committee members			74	16.46
Options granted to other employees			4,894	15.44
Exercised options			(608)	
Lapsed	(11,751)		(1,208)	
Balance at 31 December	**32,220**	**21.57**	43,971	22.31
On existing Fortis shares	1,989		2,539	
On new Fortis shares	30,231		41,432	
Of which are conditional	13,472		15,857	
Of which are unconditional	18,748		28,114	
Exercisable in the money				
Exercisable out of the money	32,220		21,282	23.82

In 2009, Fortis recorded EUR 8 million as staff expenses with respect to the option plans (2008: EUR 14 million). As long as the options are not exercised, they have no impact on shareholders' equity, as the expenses recorded in the income statement are offset by a corresponding increase in shareholders' equity. When the options are exercised, shareholders' equity is increased by the exercise price. The average share price of options exercised was EUR 0 (2008: EUR 12.39). The options granted by Fortis are ten-year American at-the-money call options with a five-year vesting period, the value is based on the Simple-Cox model. The volatility is based on market information of external parties.

The parameters below were used to calculate the fair value of the options granted (in 2009 no options were granted).

	2009	*2008*
Date of grant of options		1 April 2008
First exercise date		1 April 2013
Final maturity		1 April 2018
Dividend yield		6.14%
10-year interest rate		4.36%
Share price on date of grant		16.46
Volatility		37.77%
Fair value of options as % of exercise price		21.94%

All option plans and restricted share plans (see below) are settled by the delivery of Fortis shares rather than in cash. Some option plans and restricted share plans specifically state that existing shares must be delivered upon exercise. New shares may be issued in other cases.

10.2 Restricted shares

In 2009 Fortis granted no restricted shares to the members of the Executive Committee and the management committees of Fortis companies. The conditions of the commitments to grant and sell restricted shares are described in Note 11.

At year end, the following initial commitments to grant restricted shares had been made:

(number of shares in '000)	*2009*	*2008*
Number of commitments to grant restricted shares		110
End of holding period		2 August 2011

The value of commitments to grant restricted shares during 2009 totals EUR nil million (2008: EUR 1 million).

The table below shows the changes in commitments for restricted shares during the year.

(number of shares in '000)	*2009*	*2008*
Number of restricted shares committed to grant as at 1 January	**738**	**1,100**
Restricted shares committed to grant and granted		110
Restricted shares sold	(268)	
Commitments to restricted shares lapsed		(472)
Number of restricted shares committed to grant as at 31 December	**470**	738

11 Remuneration of Board of Director Members embers and Executive Committee members

The remuneration of the members of the Board of Directors and the Executive Committee members has been determined in accordance with the remuneration policy, which was approved by the General Shareholders Meeting of Fortis N.V. on 14 October 2004 and which is set forth in the Fortis Governance Charter as amended from time to time (see www.fortis.com/governance/index.asp). The implementation of the remuneration policy in 2009 is further explained below.

This chapter describes the remuneration policy as applied in 2009. It contains detailed information on the remuneration of individual members of the Board of Directors and of Executive Committee members who were in function during 2009. The remuneration of the newly appointed Executive Committee members complies with the remuneration policy approved by the General Shareholders Meeting of Fortis N.V. on 14 October 2004 and has been determined based on the more stringent principles of the remuneration policy that will be proposed to the General Shareholders Meetings of 2010.

The remuneration policy is currently under review and will be aligned with prevailing market practices and regulations and upcoming legislation. The revised remuneration policy will be proposed to the General Meetings of Shareholders on 28 and 29 April 2010 and will be put in place in the course of 2010.

Paragraph 11.1 describes the remuneration of the non-executive members of the Board of Directors. The remuneration of the executive Board member (the CEO) and the other members of the Executive Committee is clarified in paragraph 11.2 Remuneration of Fortis Executive Committee members.

11.1 Remuneration of the Board of Directors

Changes in the Board of Directors in 2009 – Remuneration 2009

After important changes to its composition at the beginning of 2009, the Board is now composed of eight members: Jozef De Mey (Chairman, non-executive), Bart De Smet (CEO), Guy de Selliers de Moranville (vice-chairman, non-executive), Frank Arts, Lionel Perl, Roel Nieuwdorp, Shaoliang Jin and Jan Zegering Hadders (non-executives).

Total remuneration of non-executive Board members amounted to EUR 0.46 million in the financial year 2009 (2008: EUR 1.8 million). This includes the basic remuneration for Board membership and the attendance fees for Board committee meetings both at the level of Fortis and at its subsidiaries.

The changes in the composition of the Board of Directors in 2009 are described below.

- *Mr Karel De Boeck* was appointed executive Board member by the General Shareholders' Meetings of 1 and 2 December 2008. He was appointed as CEO on that date.
- *Mr Louis Cheung* resigned from the Board of Directors on 1 February 2009.
- Pending the appointment of a new chairman, *Mr Jan-Michiel Hessels* was acting chairman until 13 February 2009.
- Mrs Clara Furse and Mssrs Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk stepped down from the Board of Directors on 13 February 2009.
- *Mssrs Jozef De Mey, Georges Ugeux* and *Jan Zegering Hadders* were appointed non-executive Board member by the General Shareholder Meetings of 11 and 13 February 2009, until the General Shareholder Meetings of 2011. The Board elected Mr Jozef De Mey as chairman on 13 February. Mr Georges Ugeux decided to step down as Board member on that same day.
- Mssrs Guy de Selliers de Moranville, Frank Arts, Lionel Perl, Roel Nieuwdorp, Shaoliang Jin were appointed non-executive Board member by the General Shareholder Meetings of 28 and 29 april 2009, until the General Shareholder Meetings of 2011. The Board elected Mr Guy de Selliers de Moranville on 8 May 2009 as vice chairman.
- On 1 July 2009 Karel De Boeck stepped down as CEO and executive member of the Board of Directors and was succeeded by Bart De Smet.

Remuneration policy implementation

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders.

As a matter of principle detailed proposals for remuneration of non-executive Board members are formulated by the Remuneration Committee, supported by advice from external experts.

For the non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities, in accordance with international market practice.

With effect from 1 October 2008, the Board of Directors has adjusted the remuneration for the non-executive Board members. The fixed remuneration for the vice-chairman and the other non-executive Board members, which previously amounted to EUR 170,000 and EUR 115,000 respectively on an annual basis was reduced to EUR 1,000 per month and the Board committee meetings were abolished. The members of the Special Board Committee, which was created on 26 September 2008, up until 12 February 2009, to support the Executive Management, received EUR 3,000 (Jan-Michiel Hessels) and EUR 2,500 (Philippe Bodson and Klaas Westdijk) per month.

With effect from 13 February 2009, the Chairman receives fixed membership remuneration on an annual basis of EUR 40,000. The other non-executive Board members are paid EUR 35,000 on an annual basis. The attendance fee for the Board of Directors and Board committees amounts to EUR 1,000 per meeting.

Non-executive Board members do not receive annual incentives or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity.

The remuneration of the Executive Board member (the CEO) is related exclusively to his position as CEO and is therefore determined in line with the remuneration policy for Executive Committee Members (see paragraph 11.2).

In the framework of good corporate governance, to avoid cascading of the decision process and to increase knowledge and awareness of the issues in the most important operating companies, the Board of Directors decided to delegate most of its non-executive members to the Board of Directors of some of the Fortis subsidiaries.

On the one hand, in the course of 2009, Messrs Jozef De Mey (Chairman), Guy de Selliers de Moranville (Vice-Chairman), Frank Arts, Lionel Perl, Roel Nieuwdorp, Shaoliang Jin and Jan Zegering Hadders were appointed member of the Board of Directors of non-operating companies: Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International. These functions are unpaid.

On the other hand, Messrs Guy de Selliers de Moranville (Chairman), Roel Nieuwdorp and Jan Zegering Hadders were appointed member of the Board of Directors of Fortis UK Ltd. Messrs Jozef De Mey (Chairman), Frank Arts and Lionel Perl were appointed member of the Board of Directors of AG Insurance. Jozef De Mey is also member of the Board of Directors of Taiping Life (China), Muang Thai Fortis Holding Co Ltd. (Thailand) and FICA (Hong Kong). With the exception of Taiping Life and Muang Thai Fortis Holding Co Ltd., these functions are paid.

Remuneration of the board of directors

The remuneration received by the members of the Board of Directors, including the remuneration received in subsidiaries is mentioned in the table below.

	Function	From	Till	A. Remuneration in 2009 (in EUR)[1] as Board member of Fortis	B. Total Remuneration in 2009 (in EUR) as member of the Board of directors of Fortis subsidiaries	Total remuneration[5] in 2009 (in EUR) A+B	Fortis shares held at 31 December 2009 by current Board Members
Jozef De Mey	Chairman	13 February 2009		69,000	39,401	108,401	94,276
Guy de Selliers de Moranville	Vice-chairman	29 April 2009		48,598	[4]	48,598	
Jan Zegering Hadders	Non-executive Board member	13 February 2009		71,771	[4]	71,771	
Frank Arts	Non-executive Board member	29 April 2009		43,333	10,750	54.083	
Lionel Perl	Non-executive Board member	29 April 2009		58,333	10,750	69.083	70,000
Roel Nieuwdorp	Non-executive Board member	29 April 2009		56,333 [3]	[4]	56,333 [3]	2,600
Shaoliang Jin	Non-executive Board member	29 April 2009		29,333		29,333	
Bart De Smet	CEO	1 July 2009		See infra [2]	See infra [2]	See infra [2]	23,466
Karel De Boeck	CEO		1 July 2009	See infra [2]	See infra [2]	See infra [2]	
Jan-Michiel Hessels	Acting-chairman		13 February 2009	3,850		3,850	
Baron Philippe Bodson	Non-executive Board member		13 February 2009	3,750		3,750	
Louis Cheung	Non-executive Board member		1 February 2009				
Richard Delbridge	Non-executive Board member		13 February 2009	1,500		1,500	
Clara Furse	Non-executive Board member		13 February 2009	1,500		1,500	
Reiner Hagemann	Non-executive Board member		13 February 2009	1,500		1,500	
Jacques Manardo	Non-executive Board member		13 February 2009	1,500		1,500	
Aloïs Michielsen	Non-executive Board member		13 February 2009	1,500 [3]		1,500 [3]	
Ronald Sandler	Non-executive Board member		13 February 2009	1,500		1,500	
Rana Talwar	Non-executive Board member		13 February 2009	1,500		1,500	
Klaas Westdijk	Non-executive Board member		13 February 2009	3,000		3,000	
Total				**379,800**	**60,901**	**458,701**	**190,342**

1) *Board members also receive an attendance fee for committee meetings at which they attended as invitee.*
2) *Karel De Boeck and Bart De Smet were not remunerated as Board members but as CEO (see note 11.2 for details of their remuneration).*
3) *Total remuneration is paid to a non-Fortis company, where the Board member holds a position.*
4) *The remuneration as board member of Fortis UK for the financial year 2009 will be paid in the course of 2010.*
5) *Excluding reimbursement of expenses.*

11.2 Remuneration of Fortis Executive Committee Members

Since 1 September 2009, the Executive Committee of Fortis is composed of: Bart De Smet (CEO), Bruno Colmant (Deputy CEO) and Kurt De Schepper (CRO). The CEO is the only executive member of the Board of Directors.

In the course of 2009 the members of the Executive Committee jointly received a base salary of EUR 1,664,791, pension costs of EUR 1,010,292 and a termination compensation of EUR 3,230,000 (in total EUR 5,905,083). The details of the remuneration of each member of the Executive Committee is further detailed below.

Remuneration Policy

The remuneration of the current members of the Executive Managers is determined by the Board of Directors, upon proposals by the Remuneration Committee in compliance with the prerogatives of the General Meeting of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Committee Members are analysed on an annual basis. At the initiative of the Remuneration Committee, Fortis' competitive position is regularly reviewed by and discussed with an internationally recognised firm specialising in compensation and benefits, and compared with that of other major Europe-based international insurance firms and other organisations operating on an international basis.

The remuneration package for the current members of the Executive Committee reflects a concept of integrated total direct compensation, combining the following four major components of pay:

- base salary
- annual incentive
- long-term incentive
- pension rights.

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other international insurance companies. The reference market is a combination of the insurance industry on the one hand and of all sectors taken together on the other hand, both at European level and at the level of Belgium. The variable, performance-related remuneration components are the dominant portion of the total remuneration package of members of the Executive Committee.

The above remuneration package is part of a contract providing the main characteristics of the status: the description of the components of the package, the expiry date (between 60 and 65 years), the termination clauses and various other clauses such as confidentiality and exclusivity. With effect from 1 December 2008 the contracts provide for a termination indemnity in accordance with the regulations drawn up by the Belgian government or the Dutch Corporate Governance (Tabaksblatt) Code.

Remuneration of the ExCo members in 2009

CEO

The remuneration of the CEO, who is also a member of the Board of Directors, relates solely to his position as CEO.

Upon recommendation of the Nomination and Remuneration Committee the remuneration of Karel De Boeck has been set in accordance with the remuneration policy and the prevailing directives and legislation.

The remuneration of Bart De Smet has been determined after consultation with an external firm specialised in executive compensation and benefits, upon recommendation of the Remuneration Committee and also in accordance with the remuneration policy.

Next to the usual perquisites, the remuneration package of the two persons that were CEO for a certain period of time in the course of 2009, consisted of the following elements.

Period	*CEO from 1 st January till 1 July Karel De Boeck*	*CEO as from 1 July till 31 December Bart De Smet*
Base salary [1]	282,292	250,000
Annual incentive [2]		None *
Long term incentive [3]		None *
Vested shares restricted shares plan 2006 [4]	20,259	9,735
Pension costs [5]	358,141	62,500
Termination compensation [6]	1,200,000	

* *Will be determined in 2011.*

Mr Karel De Boeck

Mr De Boeck has been an executive member of the Board of Directors since 2 December 2008. He was appointed CEO with effect from that date. On 1 July 2009 he stepped down as CEO and executive member of the Board of Directors.

Mr De Boeck's remuneration in 2009 comprised:

1. base salary of EUR 282,292 in the period between 1 January 2009 until 1 July 2009
4. the vesting of 20,259 shares in implementation of the restricted-shares plan 2006
5. an amount of EUR 358,141 representing the value of the pension costs
6. termination compensation of EUR 1,200,000, this amount is equivalent to 18 months base salary and takes into account the seniority of more than 30 years within the Group.

Mr Bart De Smet

On 1 July 2009, Bart De Smet was appointed acting CEO and co-opted by the Board of Directors of Fortis SA/NV. On 18 September 2009, Shareholders of Fortis N.V. approved the appointment of Bart De Smet as executive member of the Board of Directors of Fortis N.V. as from 1 July 2009, until the end of the annual General Meeting of Shareholders of 2013. A proposal to appoint Bart De Smet as an executive member of the Board of Directors of Fortis SA/NV, for a period of three years will be submitted to the General Meeting of Shareholders of Fortis SA/NV on 28 April 2010.

Mr De Smet's remuneration in 2009 (for the period since his appointment on 1 July 2009) comprised:

1. a base salary of EUR 250,000
2. the annual incentive for financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over an 18 month period
3. long term incentive over the financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over an 18 month period
4. the vesting of 9,735 shares in implementation of the restricted-shares plan 2006
5. an amount of EUR 62,500 representing the value of the pension costs.

Executive Committee

The composition of the Executive Committee underwent a number of changes in 2009.

Mr Bart De Smet succeeded Karel De Boeck as CEO of Fortis on 1 July 2009. Details of his remuneration in 2009 are set out above.

The contract of Mr Deschênes came to an end on 31 March 2009. Details of his remuneration, including the termination compensation, in 2009 are set out below.

Peer van Harten was member of the ExCo until 1 July 2009. On the same date Peer van Harten handed over his responsibilities. His contract with Fortis was terminated on 31 December 2009. Details of his remuneration in 2009, including the termination compensation, are set out below.

On 1 September 2009, Bruno Colmant was appointed Deputy CEO, responsible for Finance, Legal and Legacy Issues. On the same date Kurt De Schepper was appointed CRO, responsible for Risk, Compliance and Support Functions (Human Resources, IT and Facility).

Next to the usual perquisites, the remuneration package of the members of the Executive Committee in 2009 consists of the following elements.

	Alain Deschênes	Bruno Colmant	Kurt De Schepper	Peer van Harten
Period	January-March 2009	September-December 2009	September-December 2009	January-December 2009
Base salary [1]	157,500	141,666	133,333	700,000
Annual incentive [2]		None *	None *	
Long term incentive [3]		None *	None *	
Grant shares restricted shares plan 2006			7,167	20,259
Pension costs [5]	32,497	35,416	33,333	488,405
Termination compensation [6]	630,000			1,400,000

* *Will be determined in 2011.*

The remuneration, including the termination compensation, of Mr Deschênes in 2009 comprised (for the period until 31 March 2009):

1. a base salary of EUR 157,500
5. an amount of EUR 32,497 representing the value of the pension costs
6. a termination compensation of EUR 630,000, this amount is equivalent to 12 months base salary, which is substantially lower than the 3 years foreseen in the contract.

The remuneration of Mr Colmant in 2009 comprised (for the period since his appointment on 1 September 2009):

1. a base salary of EUR 141,666
2. the annual incentive over the financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over an 16 month period
3. the Long Term Incentive over the financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over an 16 month period
5. a sum of EUR 35,416 representing the value of the pension costs.

The remuneration of Mr De Schepper in 2009 comprised (for the period since his appointment on 1 September 2009):

1. a base salary of EUR 133,333
2. the annual incentive over the financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over a 16 month period
3. the Long Term Incentive over the financial year 2009 has not been determined; this will be included in the annual incentive over the financial year 2010 and be calculated over a 16 month period
4. the vesting of 7,167 shares in implementation of the restricted–shares plan 2006
5. an amount of EUR 33,333 representing the value of the pension costs.

The remuneration of Mr van Harten, including the termination compensation, in 2009 comprised:

1. a base salary of EUR 700,000
4. the vesting of 20,259 shares in implementation of the restricted-shares plan 2006. No commitment to grant Fortis shares
5. an amount of EUR 488,405 representing the value of the pension costs
6. upon termination of his contract with Fortis as of 31 December, Mr van Harten received a termination compensation of EUR 1.4 million, which is equivalent to two year base salary as was stipulated in his employment contract.

Long Term Incentive

Details of the share options (granted) and the commitment to grant restricted shares (in accordance with the rules of the plan to the CEO and members of the Executive Committee in 2009 and previous years) are shown in the table below.

	Year	Number of options granted	Exercise price	Expiry date	Exercised before 2009	Options exercised in 2009	Outstanding at 31 December 2009	Restricted shares
B. De Smet	1999	5,913	26.58	31-12-2012			5,913	
	1999	5,973	24.96	3-10-2009				
	2000	2,986	29.05	1-10-2010			2,986	
	2003	11,539	12.44	27-04-2009				8,380
	2004	5,901	15.31	12-04-2010			5,901	3,864
	2005	17,476	18.65	10-04-2011			17,476	12,907
	2006	14,227	24.68	2-04-2012			14,227	9,735
	2007	12,339	28.62	1-04-2013			12,339	10,380
	2008	2,530	16.46	2-04-2014			2,530	2,770
	2009	none						
K. De Boeck	1999	9,138	26.58	31-12-2012			9,138	
	1999	8,959	24.96	3-10-2009				
	2000	14,334	32.15	14-04-2009				
	2003	18,545	12.44	27-04-2009				13,460
	2004	9,485	15.31	12-04-2010			9,485	6,206
	2005	37,867	18.65	10-04-2011			37,867	27,964
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
	2009	none						
B. Colmant	2009	none						
K. De Schepper	1999	5,913	26.58	31-12-2012			5,913	
	1999	5,973	24.96	3-10-2009				
	2000	2,986	29.05	1-10-2010			2,986	
	2002	8,959	21.08	28-04-2009				
	2003	8,959	12.17	27-04-2013			8,959	
	2004	8,959	14.78	13-04-2014			8,959	
	2005	8,959	18.41	11-04-2015			8,959	
	2006	10,452	24.68	2-04-2012			10,452	7,167
	2007	9,771	28.62	1-04-2013			9,771	8,218
	2008	2,040	16.46	2-04-2014			2,040	2,240
	2009	none						
P. van Harten	2002	8,959	21.08	28-04-2009				
	2003	6,630	12.44	27-04-2009				4,815
	2004	5,071	15.31	12-04-2010			5,071	3,315
	2005	21,036	18.65	10-04-2011			21,036	15,535
	2006	29,577	24.68	2-04-2012			29,577	20,259
	2007	29,660	28.62	1-04-2013			29,660	24,954
	2008	6,715	16.46	1-04-2014			6,715	7,350
	2009	none						
A. Deschênes	2008	6,715	16.46	1-04-2014			6,715	7,350
	2009	none						

* *The options and restricted shares granted to Messrs De Smet and De Schepper relate to the options and restricted shares granted related to the function previously held with the group before accepting the function of respectively CEO and CRO.*

The restricted shares are only vested 3 years after granting.

Based upon the rules of the Stock Option and Restricted-Shares Plans the Board is permitted to make or vary regulations for the administration and operation of the Plan.

In accordance with the rules of the Restricted Shares Plan 2006, restricted shares were vested to the Executive Committee Members on 25 September 2009. Following acceptance, the Executive Committee Members were allowed to sell up to 50% of the shares as of that date and during a limited period of 10 days. All Executive Committee Members accepted the restricted shares. Details of the restricted shares granted in 2009 are shown below. The fair value of the restricted shares granted was EUR 3.16 per share (2008: EUR 9.16 per share).

	Total number of restricted shares commited to grant in 2006	*Number of restricted shares sold or transferred in 2009*	*Number of restricted shares not sold or transferred in 2009*	*Number of restricted shares not sold or transferred from previous grants*
B. De Smet	9,735	4,865	4,870	14,508
B. Colmant				
K. De Schepper	7,167		7,167	
K. De Boeck	20,259	10,125	10,134	29,208
P. van Harten	20,259		20,259	21,257

In 2009, a global assessment of the remuneration policy, including its compliance with the updated international regulators and market practice as well as clear guidance on the methodology and scenario analysis, was performed. More specifically, the criteria of the annual incentive and the current long-term incentive plans and the severance pay have been assessed in order to present appropriate schemes following best market practices. The revised remuneration policy will be proposed to the General Meetings of Shareholders on 28 and 29 April 2010 and will be put in place in the course of 2010.

12 Audit fees

Fees paid to Fortis' auditors for 2009 and 2008 can be broken down into the following components:

- audit fees, which include fees for auditing the statutory and consolidated financial statements, and quarterly and other reports
- audit-related fees, which include fees for work performed on prospectuses, non-standard auditing and advisory services not related to statutory auditing
- fees for tax advice
- other non-audit fees, which include fees for support and advice on acquisitions.

The breakdown of audit fees for the year ended 31 December is as follows:

	2009		2008	
	Fortis Statutory Auditors	*Other Fortis Auditors*	*Fortis Statutory Auditors*	*Other Fortis Auditors*
Audit fees	6	1	6	1
Audit-related fees		1	7	
Tax fees				
Other non-audit fees	1			1
Total	**7**	**2**	13	2

13 Related parties

Parties related to Fortis include associates, pension funds, Board Members (i.e. non-executive and executive members of the Fortis Board of Directors), Executive Managers, close family members of any individual referred to above, entities controlled or significantly influenced by any individual referred to above and other related entities.

Fortis frequently enters into transactions with related parties in the course of its business operations. Such transactions mainly concern loans, deposits and reinsurance contracts and are entered into under the same commercial and market terms that apply to non-related parties.

Fortis companies may grant credits, loans or bank guarantees in the normal course of business to Board Members and Executive Managers or to close family members of the Board Members or close family members of Executive Managers.

As at 31 December 2009, no outstanding loans, credits or bank guarantees have been granted to Board Members and Executive Managers or to close family members of the Board Members and close family members of Executive Managers.

Transactions entered into with the following related parties in the year ending 31 December 2009 are summarised below:
- associates
- other related parties such as pension funds and significant minority shareholders in associates.

			2009			2008
	Associates	*Other*	*Total*	*Associates*	*Other*	*Total*
Income and expenses - related parties						
Operating, administrative and other expenses	(18)	(7)	(25)	(11)	(2)	(13)

			2009			2008
	Associates	*Other*	*Total*	*Associates*	*Other*	*Total*
Statement of financial position - related parties						
Investments in associates	5		5			
Due from customers	22		22	10		10
Other assets	2	2	4	1	3	4
Debt certificates, subordinated liabilities and other borrowings	3		3	3		3
Other liabilities						

The changes in related party loans, receivables and advances during the year ended 31 December are as follows:

	Loans to banks		*Loans to customers*	
	2009	*2008*	*2009*	*2008*
Related party loans, receivables or advances as at 1 January		359	10	633
Related party loans, receivables or advances of discontinued operations as at 1 January		(359)		(623)
Related party loans, receivables or advances of continuing operations as at 1 January			**10**	**10**
Additions or advances				3
Repayments				(3)
Other			12	
Related party loans, receivables or advances as at 31 December			22	10
Impairments as at 1 January				13
Impairments of discontinued operations as at 1 January				(13)
Impairments as at 31 December				
Related party loans, receivables or advances as at 31 December			**22**	**10**

14 Information on segments

14.1 General information

Fortis is organised in three operating segments which are further subdivided into business segments (for details see below):
- AG Insurance
- Fortis Insurance International
- General Account.

Fortis' segment reporting reflects the full economic contribution of the operating segments of Fortis. The aim is direct allocation to the operating segments of all items related to the statement of financial position and income statement for which the operating segments have full managerial responsibility.

Segment information is prepared based on the same accounting policies as those used for preparing and presenting Fortis' Consolidated Financial Statements (as described in Note 2) and applying appropriate allocation rules.

Transactions between the different operating segments are executed under standard commercial terms and conditions.

Allocation rules

In accordance with Fortis' business model, insurance companies recognise support activities directly in the business concerned. When allocating items related to the statement of financial position to operating segments, a bottom-up approach is used based on the products sold to external customers. A tailor-made methodology adapted to the specific business model of each operating segment is applied to statement of financial position items not related to products sold to customers.

14.2 AG Insurance

AG Insurance offers its products, a comprehensive range of Life and Non-life cover, through several distribution channels. Independent intermediaries service the private market as well as the small and medium-sized enterprise segment. AG Insurance focuses on the retail market through branches of BNP Paribas Fortis.

AG Insurance – Life

Life insurance includes both savings, with investment-focused unit-linked contracts, and traditional products with a guaranteed interest rate.

AG Insurance – Non-life

Non-life insurance includes, besides the retail and business-targeted Property & Casualty product range (Motor, Fire and Liability), also workmen's compensation and Accident & Health products.

14.3 Fortis Insurance International

Fortis Insurance International leverages its existing skills in distribution, operations and products in selected European and Asian markets, where it has established leading positions.

Fortis Insurance International – Life

In Life insurance, Fortis Insurance International is active through wholly owned subsidiaries in France, Germany, Hong Kong, Turkey, Ukraine, Russia and the United Kingdom. In Portugal, Fortis Insurance International holds a 51% stake in Millenniumbcp Fortis. In Luxembourg, Fortis Insurance International holds a 50% stake in Fortis Luxembourg Vie S.A. In Asia, Fortis Insurance International operates through minority shareholdings in Thailand, Malaysia, China and India.

Fortis Insurance International – Non-life

In Non-life, Fortis Insurance International is active through a wholly owned subsidiary in the United Kingdom and a partnership in Italy. In Portugal, Non-life is sold through Millenniumbcp Fortis. In Asia, Fortis Insurance International operates through minority shareholdings in Thailand and Malaysia. Non-life also includes the activities of Fortis Reinsurance.

14.4 General Account

The General Account mainly comprises activities not related to the core insurance business, such as group finance and other holding activities. In addition, the General Account also includes the investment in Royal Park Investments, the call option on BNP Paribas shares and the liabilities related to CASHES (RPN(I)). In 2008, the result on the discontinued operations Fortis Bank, Fortis Insurance Netherlands and Fortis Corporate Insurance were also included in the General Account.

14.5 Statement of financial position by operating segment

					31 December 2009
	AGI	*FII*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	824	540	4,272		5,636
Financial investments	42,279	10,767	54	(30)	53,070
Investment property	1,524	129			1,653
Loans	2,234	998	1,867	(967)	4,132
Investments related to unit-linked contracts	6,569	14,196		(70)	20,695
Investments in associates	89	465	760	8	1,322
Reinsurance and other receivables	643	648	12	(39)	1,264
Current tax assets	34	27	42		103
Deferred tax assets	25	34	(6)		53
Call option BNP Paribas shares			880		880
Accrued interest and other assets	1,166	610	102	(30)	1,848
Property, plant and equipment	1,045	63			1,108
Goodwill and other intangible assets	236	1,140			1,376
Assets held for sale	68	35			103
Total assets	**56,736**	**29,652**	**7,983**	**(1,128)**	**93,243**
Liabilities					
Liabilities arising from life insurance contracts	19,263	3,671		(3)	22,931
Liabilities arising from life investment contracts	19,545	4,788			24,333
Liabilities related to unit-linked contracts	6,570	14,203			20,773
Liabilities arising from non-life insurance contracts	2,973	1,998		(37)	4,934
Debt certificates			915		915
Subordinated liabilities	891	28	2,917	(986)	2,850
Borrowings	1,421	991	413	(51)	2,774
Current tax liabilities	43	61	2		106
Deferred tax liabilities	535	84	406		1,025
RPN(I)			316		316
Accrued interest and other liabilities	1,568	488	203	(50)	2,209
Provisions	13	17	4		34
Liabilities related to assets held for sale	17	22			39
Total liabilities	**52,839**	**26,351**	**5,176**	**(1,127)**	**83,239**
Shareholders' equity	2,860	2,684	2,807	(1)	8,350
Non-controlling interests	1,037	617			1,654
Total equity	**3,897**	**3,301**	**2,807**	**(1)**	**10,004**
Total liabilities and equity	**56,736**	**29,652**	**7,983**	**(1,128)**	**93,243**
Number of employees	**5,635**	**4,940**	**38**		**10,613**

31 December 2008

	AGI	*FII*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	2,815	609	2,509		5,933
Financial investments	36,121	8,917	1,264	(1,170)	45,132
Investment property	1,153	137			1,290
Loans	2,326	1,091	14,193	(1,206)	16,404
Investments related to unit-linked contracts	5,901	12,177		(38)	18,040
Investments in associates	57	374			431
Reinsurance and other receivables	612	557	23	(38)	1,154
Current tax assets	20	26	27		73
Deferred tax assets	113	2	2		117
Call option BNP Paribas shares					
Accrued interest and other assets	1,136	481	221	(43)	1,795
Property, plant and equipment	1,073	62			1,135
Goodwill and other intangible assets	281	1,085			1,366
Assets held for sale					
Total assets	**51,608**	**25,518**	**18,239**	**(2,495)**	**92,870**
Liabilities					
Liabilities arising from life insurance contracts	18,355	3,509		(9)	21,855
Liabilities arising from life investment contracts	17,523	4,084			21,607
Liabilities related to unit-linked contracts	5,901	12,177			18,078
Liabilities arising from non-life insurance contracts	2,893	1,432		(36)	4,289
Debt certificates			4,812	(142)	4,670
Subordinated liabilities	890	25	2,946	(953)	2,908
Borrowings	1,339	1,367	6,671	(291)	9,086
Current tax liabilities	49	24	2		75
Deferred tax liabilities	348	80	181		609
RPN(I)					
Accrued interest and other liabilities	1,394	369	582	(33)	2,312
Provisions	49	9	13		71
Liabilities related to assets held for sale					
Total liabilities	**48,741**	**23,076**	**15,207**	**(1,464)**	**85,560**
Shareholders' equity	2,785	2,009	3,032	(1,031)	6,795
Non-controlling interests	82	433			515
Total equity	**2,867**	**2,442**	**3,032**	**(1,031)**	**7,310**
Total liabilities and equity	**51,608**	**25,518**	**18,239**	**(2,495)**	**92,870**
Number of employees	**5,542**	**4,718**	**114**		**10,374**

14.6 Income statement by operating segment split into Life and Non-life

	AGI Life	AGI Non-life	FII Life	FII Non-life	General	Eliminations	2009 Total
Income							
- *Gross premium income 1)*	*4,769*	*1,515*	*1,826*	*1,139*		*(1)*	*9,248*
- *Change in unearned premiums*		*(4)*		*(28)*			*(32)*
- *Ceded earned premiums*	*(5)*	*(42)*	*(63)*	*(83)*			*(193)*
Net earned premiums	4,764	1,469	1,763	1,028		(1)	9,023
Interest, dividend and other investment income	2,140	191	372	77	423	(80)	3,123
Unrealised gain (loss) on Call option BNP Paribas shares					880		880
Unrealised gain (loss) on RPN(I)					(316)		(316)
Realised and unrealised gains and losses	99	(4)	9	22	827		953
Income related to investments for unit-linked contracts	860		1,447				2,307
Share of result of associates	4		55	8		(4)	63
Fee and commission income	84	3	196	92			375
Other income	227	72	10	11	12	(10)	322
Total income	**8,178**	**1,731**	**3,852**	**1,238**	**1,826**	**(95)**	**16,730**
Expenses							
- *Insurance claims and benefits, gross*	*(5,652)*	*(992)*	*(1,833)*	*(814)*		*1*	*(9,290)*
- *Insurance claims and benefits, ceded*		*17*	*28*	*20*			*65*
Insurance claims and benefits, net	(5,652)	(975)	(1,805)	(794)		1	(9,225)
Charges related to unit-linked contracts	(908)		(1,417)				(2,325)
Finance costs	(112)	(12)	(18)	(8)	(408)	60	(498)
Change in impairments	(103)	(4)	(9)	(2)	(353)	4	(467)
Change in provisions	36	2	(5)		9		42
Fee and commission expense	(294)	(299)	(219)	(160)			(972)
Staff expenses	(262)	(157)	(90)	(107)	(16)	(8)	(640)
Other expenses	(479)	(209)	(151)	(122)	(84)	30	(1,015)
Total expenses	**(7,774)**	**(1,654)**	**(3,714)**	**(1,193)**	**(852)**	**87**	**(15,100)**
Profit before taxation	**404**	**77**	**138**	**45**	**974**	**(8)**	**1,630**
Income tax expenses	(32)	(14)	(28)	(14)	(230)		(318)
Net profit before result of discontinued operations	**372**	**63**	**110**	**31**	**744**	**(8)**	**1,312**
Attributable to non-controlling interests	56	13	44	7			120
Attributable to shareholders	**316**	**50**	**66**	**24**	**744**	**(8)**	**1,192**
Net result of discontinued operations							
Net profit attributable to shareholders	**316**	**50**	**66**	**24**	**744**	**(8)**	**1,192**
Total income from external customers	8,148	1,731	3,867	1,238	1,746		16,730
Total income internal	30		(15)		80	(95)	
Total income	**8,178**	**1,731**	**3,852**	**1,238**	**1,826**	**(95)**	**16,730**
Non-cash expenses (excl. depreciation & amortisation)	(166)	(22)	(107)				(295)

1) Gross inflow (sum of gross written premiums and premium inflow of investment contracts without Discretionary Participation Features) can be calculated as follows.

	AGI Life	AGI Non-life	FII Life	FII Non-life	General	Eliminations	2009 Total
Gross premium income	4,769	1,515	1,826	1,139		(1)	9,248
Inflow deposit accounting	583		2,187				2,770
Gross inflow	**5,352**	**1,515**	**4,013**	**1,139**		**(1)**	**12,018**

	AGI	AGI	FII	FII			2008
	Life	Non-life	Life	Non-life	General	Eliminations	Total
Income							
- *Gross premium income 1)*	*4,077*	*1,465*	*1,719*	*1,228*		*(28)*	*8,461*
- *Change in unearned premiums*				*(13)*			*(13)*
- *Ceded earned premiums*	*(5)*	*(41)*	*(59)*	*(120)*		*28*	*(197)*
Net earned premiums	4,072	1,424	1,660	1,095			8,251
Interest, dividend and other investment income	2,193	205	372	108	915	(133)	3,660
Unrealised gain (loss) on Call option BNP Paribas shares							
Unrealised gain (loss) on RPN(I)							
Realised and unrealised gains and losses	(173)	4	(140)	(25)	(184)	10	(508)
Income related to investments for unit-linked contracts	(1,593)		(1,598)				(3,191)
Share of result of associates	2		22	3			27
Fee and commission income	127	7	192	106			432
Other income	120	54	19	11	52	(23)	233
Total income	**4,748**	**1,694**	**527**	**1,298**	**783**	**(146)**	**8,904**
Expenses							
- *Insurance claims and benefits, gross*	*(4,749)*	*(943)*	*(1,689)*	*(844)*		*4*	*(8,221)*
- *Insurance claims and benefits, ceded*	*1*	*16*	*23*	*81*			*121*
Insurance claims and benefits, net	(4,748)	(927)	(1,666)	(763)		4	(8,100)
Charges related to unit-linked contracts	1,584		1,635				3,219
Finance costs	(142)	(10)	(69)	(18)	(1,215)	111	(1,343)
Change in impairments	(466)	(7)	(72)	(7)	(20)	14	(558)
Change in provisions	(33)	(3)	1		(14)		(49)
Fee and commission expense	(302)	(285)	(169)	(150)	(6)		(912)
Staff expenses	(250)	(140)	(84)	(114)	(44)	(12)	(644)
Other expenses	(375)	(190)	(159)	(139)	(173)	42	(994)
Total expenses	**(4,732)**	**(1,562)**	**(583)**	**(1,191)**	**(1,472)**	**159**	**(9,381)**
Profit before taxation	**16**	**132**	**(56)**	**107**	**(689)**	13	**(477)**
Income tax expenses	(96)	(40)	1	(33)	60		(108)
Net profit before result of discontinued operations	(80)	92	(55)	74	(629)	13	(585)
Attributable to non-controlling interests	5	1	10	9			25
Attributable to shareholders	**(85)**	**91**	**(65)**	**65**	**(629)**	13	**(610)**
Net result of discontinued operations					(27,412)		(27,412)
Net profit attributable to shareholders	**(85)**	**91**	**(65)**	**65**	**(28,041)**	13	**(28,022)**
Total income from external customers	4,714	1,712	527	1,272	679		8,904
Total income internal	34	(18)		26	104	(146)	
Total income	**4,748**	**1,694**	**527**	**1,298**	**783**	**(146)**	**8,904**
Non-cash expenses (excl. depreciation & amortisation)							

1) Gross inflow (sum of gross written premiums and premium inflow of investment contracts without Discretionary Participation Features) can be calculated as follows.

	AGI	AGI	FII	FII			2008
	Life	Non-life	Life	Non-life	General	Eliminations	Total
Gross premium income	4,077	1,465	1,719	1,228		(28)	8,461
Inflow deposit accounting	740		2,383				3,123
Gross inflow	**4,817**	**1,465**	**4,102**	**1,228**		(28)	**11,584**

14.7 Technical result insurance

To analyse the insurance results, Fortis uses the concept of technical result and operating margin.

Technical result mainly includes premiums, fees and allocated financial income, less claims and benefits and less operating expenses. Realised gains and losses on investments backing certain insurance liabilities, including separated funds, are part of the allocated financial income and are thus included in the technical result. Financial income, net of the related investment costs, is allocated to the various Life and Non-life branches based on the investment portfolios backing the insurance liabilities of these branches.

Realised and unrealised gains and losses on investments recognised in the income statement, which back the insurance liabilities of the various branches and that are not allocated to the technical result, are included in the operating margin.

The reconciliation of the operating margin and profit before taxation, includes all income and costs, not allocated to the insurance or investment contracts and thus not reported in the operating margin.

Within its insurance operating segments, Fortis manages its Life and Non-life businesses separately. Life business includes insurance contracts covering risks related to the life and death of individuals. Life business also includes investment contracts with and without discretionary participation features (DPF). Non-life comprises four lines of business: Accident & Health, Motor, Fire and other damage to property, covering the risk of property losses or claims liabilities, and other.

The technical results for the different segments and lines of business and their reconciliation with profit before taxation are shown below.

		2009		*2008*
	AGI	*FII*	*AGI*	*FII*
Life technical result	385	65	(11)	(24)
- *Accident & Health*	*65*	*1*	*74*	*6*
- *Motor*	*5*	*(22)*		*38*
- *Fire and other damage to property*	*(21)*	*41*	*30*	*57*
- *Other*	*25*	*(8)*	*15*	*8*
Non-Life technical result	74	12	119	109
Total technical result	**459**	**77**	**108**	**85**
Capital gains (losses) allocated to operating margin	(81)	15	(68)	(37)
Operating margin	**378**	**92**	**40**	**48**
Share of result of associates	4	63	2	25
Other result	99	28	106	(22)
Profit before taxation	**481**	**183**	**148**	**51**

14.8 Other segment information on Non-life insurance

The ratios for the Non-life business for the year ended 31 December are shown below, divided into insurance segments.

	Claims ratio	*Expense ratio*	*Combined ratio*
2009			
AG Insurance	66.4%	36.8%	103.2%
Fortis Insurance International	77.2%	30.5%	107.7%
2008			
AG Insurance	65.0%	35.9%	100.9%
Fortis Insurance International	69.6%	28.8%	98.4%

Claims ratio: the cost of claims, net of reinsurance, as a percentage of net earned premiums, excluding the internal costs of handling claims.

Expense ratio: expenses as a percentage of net earned premiums, net of reinsurance. Expenses include internal costs of handling claims, plus net commissions charged to the year, less internal investment costs.

Combined ratio: the sum of the claims ratio and the expense ratio.

14.9 Geographic segmentation

Fortis' activities are managed on a worldwide basis. The table below shows key figures based on the location of the Fortis company that has entered into the transaction.

	Net Profit	*Total income*	*Total assets*
31 December 2009			
Benelux countries	1,068	12,128	73,238
Other European countries	47	4,173	18,472
Asia	77	429	1,533
Total	**1,192**	**16,730**	**93,243**
31 December 2008			
Benelux countries	(28,075)	6,234	75,620
Other European countries	44	2,527	15,823
Asia	9	143	1,427
Total	**(28,022)**	**8,904**	**92,870**

14.10 Results based on new segment structure (from 2010 onwards)

Fortis will start as of 1 January 2010 reporting through a new segment structure. The operating segments will be from that date onwards:

- AG Insurance (AGI)
- Continental Europe
- United Kingdom (UK)
- Asia
- General.

The table below shows what the results would have been for these segments should the structure have been in place in 2009.

							2009
	AGI	Continental Europe	UK	Asia	General	Eliminations	Total
Total income	9,909	3,639	1,001	440	1,836	(95)	16,730
Total expenses	(9,428)	(3,513)	(982)	(365)	(899)	87	(15,100)
Net profit attributable to shareholders	366	34	14	72	714	(8)	1,192

Notes to the consolidated statement of financial position

15 Cash and cash equivalents

Cash includes cash on hand, current accounts and other financial instruments with a term of less than three months from the date on which they were acquired. The composition of cash and cash equivalents as at 31 December was as follows:

	31 December 2009	31 December 2008
Cash on hand	2	2
Due from banks	5,480	5,471
Other	154	460
Total cash and cash equivalents	**5,636**	5,933

The line Other includes EUR 102 million (2008: EUR 363 million) relating to money market paper.

16 Financial investments

The composition of financial investments is as follows:

	31 December 2009	*31 December 2008*
Financial investments		
- Available for sale	52,911	45,018
- Held at fair value through profit or loss	189	191
- Derivatives held for trading	151	237
Total, gross	**53,251**	**45,446**
Impairments:		
- of investments available for sale	(181)	(314)
Total impairments	**(181)**	**(314)**
Total	**53,070**	**45,132**

16.1 Investments available for sale

The fair value and amortised cost of available-for-sale investments including gross unrealised gains and gross unrealised losses are as follows:

	Historical/ amortised cost	*Gross unrealised gains*	*Gross unrealised losses*	*Impairments*	*Fair value*
31 December 2009					
Government bonds	32,564	1,202	(331)		33,435
Corporate debt securities	16,659	721	(71)	(4)	17,305
Structured credit instruments	463	14	(18)	(27)	432
Available for sale investments in debt securities	49,686	1,937	(420)	(31)	51,172
Private equities and venture capital	3			(1)	2
Equity securities	1,559	154	(13)	(149)	1,551
Other investments	5				5
Available for sale investments in equity securities and other investments	1,567	154	(13)	(150)	1,558
Total investments available for sale	**51,253**	**2,091**	**(433)**	**(181)**	**52,730**
31 December 2008					
Government bonds	26,997	926	(381)		27,542
Corporate debt securities	15,389	379	(303)	(24)	15,441
Structured credit instruments	535	4	(26)	(95)	418
Available for sale investments in debt securities	42,921	1,309	(710)	(119)	43,401
Private equities and venture capital	4			(1)	3
Equity securities	1,555	20	(91)	(194)	1,290
Other investments	10				10
Available for sale investments in equity securities and other investments	1,569	20	(91)	(195)	1,303
Total investments available for sale	**44,490**	**1,329**	**(801)**	**(314)**	**44,704**

The Investments available for sale are valued as follows at year-end 2009:

- Government bonds (EUR 33,435 million) are valued based on quoted prices in active markets (level 1);
- Corporate debt securities are for EUR 16,348 million based on quoted prices in active markets (level 1). EUR 923 million is based on observable market data in active markets (level 2) while EUR 13 million is based on a level 3 valuation (counterparty quotes);
- Structured credit instruments are for EUR 40 million based on a level 1 valuation, EUR 307 million is based on a level 2 valuation while EUR 84 million is based on a level 3 valuation (counterparty quotes);
- Equity securities (EUR 1,552 million) are mainly based on quoted prices in active markets (level 1). Only EUR 8 million is based on a level 2 valuation;
- Private equities and Other investments are based on observable market data in active markets (level 2).

The level 3 positions are mainly sensitive to a change in the level of credit spreads. If the general level of credit spreads increases by 1 basis point, it is estimated that the market value of these positions drops by 7 basis points. This would translate into a loss of value by approximately EUR 68,000 for every basis point widening of the level of credit spreads. The changes in value of the level 3 instruments are accounted for within shareholders' equity within unrealised gains and losses.

Government bonds detailed by country of origin

Government bonds detailed by country of origin as at 31 December are as follows:

	Historical/ amortised cost	*Gross unrealised gains (losses)*	*Fair value*
31 December 2009			
Belgian national government	6,572	369	6,941
Dutch national government	664	18	682
German national government	1,632	43	1,675
Italian national government	8,598	315	8,913
French national government	1,638	80	1,718
Great Britain national government	546	8	554
Greek national government	4,318	(241)	4,077
Spanish national government	1,944	58	2,002
Portuguese national government	2,963	109	3,072
Austrian national government	1,527	29	1,556
Finnish national government	181	6	187
Irish national government	580	18	598
Slovenian national government	512	29	541
Czech republic national government	318	12	330
Slovakian national government	138	9	147
United States of America national government	269	4	273
Other national governments	164	5	169
Total	**32,564**	**871**	**33,435**

31 December 2008			
Belgian national government	4,612	348	4,960
Dutch national government	362	25	387
German national government	515	41	556
Italian national government	8,598	(30)	8,568
French national government	741	68	809
Great Britain national government	565	35	600
Greek national government	5,218	(217)	5,001
Spanish national government	697	41	738
Portuguese national government	2,853	104	2,957
Austrian national government	802	23	825
Finnish national government	81	5	86
Irish national government	541	16	557
Slovenian national government	510	8	518
Czech republic national government	318	(5)	313
Slovakian national government	138	2	140
United States of America national government	262	79	341
Other national governments	184	2	186
Total	**26,997**	**545**	**27,542**

There were no impairments on government bonds in 2009 and 2008.

Net unrealised gains and losses on available-for-sale investments included in equity

	31 December 2009	31 December 2008
Available for sale investments in debt securities:		
Carrying amount	51,172	43,401
Gross unrealised gains and losses	1,517	599
- Related tax	(483)	(185)
Shadow accounting	(302)	(73)
- Related tax	80	34
Net unrealised gains and losses	**812**	**375**
Available for sale investments in equity securities and other investments:		
Carrying amount	1,558	1,303
Gross unrealised gains and losses	141	(71)
- Related tax	(15)	2
Shadow accounting	(42)	
- Related tax	15	2
Net unrealised gains and losses	**99**	**(67)**

Impairments of investments available for sale

The following table shows the breakdown of impairments of investments available for sale.

	31 December 2009	31 December 2008
Impairments of investments available for sale:		
- on debt securities	(31)	(119)
- on equity securities and other investments	(150)	(195)
Total impairments of investments available for sale	**(181)**	**(314)**

The changes in impairments of available for sale investments are as follows:

	2009	2008
Balance as at 1 January	**314**	**2,827**
Balance of discontinued operations as at 1 January		(2,704)
Balance of continuing operations as at 1 January	**314**	**123**
Acquisitions/divestments of subsidiaries	(1)	
Increase in impairments	101	524
Release of impairments	(10)	(1)
Reversal on sale/disposal	(223)	(331)
Foreign exchange differences and other adjustments		(1)
Balance as at 31 December	**181**	**314**

16.2 Investments held at fair value through profit or loss

The following table provides information as at 31 December about the investments held at fair value, for which unrealised gains or losses are recorded through profit or loss.

	31 December 2009	31 December 2008
Government bonds	10	7
Corporate debt securities	82	150
Structured credit instruments	91	26
Debt securities	183	183
Equity securities	3	1
Other investments	3	7
Equity securities and other investments	6	8
Total investments held at fair value through profit or loss	**189**	**191**

The Investments held at fair value through profit or loss are valued as follows at year-end 2009:

- Government bonds (EUR 10 million), Equity securities (EUR 3 million) and Other investments (EUR 3 million) are valued based on quoted prices in active markets (level 1)
- Corporate debt securities are for EUR 77 million based on quoted prices in active markets (level 1). EUR 5 million is based on a level 2 valuation
- Structured credit instruments (EUR 91 million) are based on a level 3 valuation (counterparty quotes).

The level 3 positions are mainly sensitive to a change in the general level of credit spreads. If the general level of credit spreads increases by 1 basis point, it is estimated that the market value of these positions drops by 7 basis points. This would translate into a loss of value by approximately EUR 65,000 for every basis point widening of the general level of credit spreads. The change in value of Structured credit instruments between 2009 and 2008 is due to revaluation which is classified under realised and unrealised gains and losses.

Other investments include investments related to insurance liabilities where cash flows are contractually or on the basis of discretionary participation features linked to the performance of these assets and whose measurement incorporates current information. This measurement significantly reduces an accounting mismatch that would otherwise arise from measuring assets and liabilities and the related gains and losses on different bases.

The amortised cost of the debt securities held at fair value through profit or loss as at 31 December 2009 is EUR 446 million (2008: EUR 551 million).

16.3 Derivatives held for trading (assets)

The following table provides a specification of the derivatives held for trading (assets).

	31 December 2009	*31 December 2008*
Over the counter (OTC)	151	237
Total derivatives held for trading (assets)	**151**	**237**

Derivatives held for trading are for EUR 58 million based on a level 1 valuation and for EUR 93 million on a level 2 valuation.

17 Investment property

Investment property mainly comprises residential, commercial and mixed-use real estate, located primarily in the Benelux countries.

	31 December 2009	*31 December 2008*
Investment property	1,702	1,328
Impairments of investment property	(49)	(38)
Total investment property	**1,653**	**1,290**

The following table shows the changes in investment property for the year ended 31 December.

	2009	*2008*
Acquisition cost as at 1 January	**1,772**	**4,604**
Acquisition cost of discontinued operations as at 1 January		(2,865)
Acquisition cost of continuing operations as at 1 January	**1,772**	**1,739**
Acquisitions/divestments of subsidiaries	117	30
Additions/purchases	124	28
Transfer from (to) property, plant and equipment	59	(29)
Foreign exchange differences	(3)	7
Other	121	(3)
Acquisition cost as at 31 December	**2,190**	**1,772**
Accumulated depreciation as at 1 January	**(444)**	**(882)**
Accumulated depreciation of discontinued operations as at 1 January		480
Accumulated depreciation of continuing operations as at 1 January	**(444)**	**(402)**
Depreciation expense of continuing operations	(44)	(44)
Other		2
Accumulated depreciation as at 31 December	**(488)**	**(444)**
Impairments as at 1 January	**(38)**	**(66)**
Impairments of discontinued operations as at 1 January		38
Impairments of continuing operations as at 1 January	**(38)**	**(28)**
Change in impairments of discontinued operations		
Increase in impairments charged to income statement	(11)	(10)
Impairments as at 31 December	**(49)**	**(38)**
Net investment property as at 31 December	**1,653**	**1,290**
Cost of investment property under construction	73	

The line Other under Acquisition cost (EUR 121 million) relates to the classification of some buildings held for resale as Investment property in 2009 (previously classified under Accrued interest and other assets).

The fair value of investment property is set out below.

	31 December 2009	31 December 2008
Fair values supported by market evidence	1,702	1,479
Fair value subject to an independent valuation	503	320
Total fair value of investment property	**2,205**	1,799
Total carrying amount	1,653	1,290
Gross unrealised gain/loss	552	509
Taxation	(175)	(162)
Net unrealised gain/loss (not recognised in equity)	**377**	347

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. Real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful life of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which are determined individually. As a general rule, residual values are considered to be zero.

Property rented out under operating lease

Fortis rents certain assets – mainly property held for investment purposes – to external parties based on operating lease agreements. At 31 December the minimum payments to be received from irrevocable lease agreements amounted to:

	2009	2008
Less than 3 months	36	32
3 months to 1 year	103	85
1 year to 5 years	378	281
More than 5 years	630	255
Total	**1,147**	653

18 Loans

The composition of loans is as follows:

	31 December 2009	*31 December 2008*
Loans to banks	1,817	13,894
Loans to customers	2,325	2,520
Total	**4,142**	**16,414**
Less impairments:		
- specific credit risk	(9)	(10)
- incurred but not reported (IBNR)	(1)	
Total loans	**4,132**	**16,404**

18.1 Loans to banks

Loans to banks consists of the following:

	31 December 2009	*31 December 2008*
Interest-bearing deposits	902	1,107
Loans and advances		5,751
Subordinated loans	900	6,662
Other	15	374
Total	**1,817**	**13,894**
Less impairments:		
- specific credit risk	(1)	(1)
Loans to banks	**1,816**	**13,893**

Impairments of loans to banks

Changes in the impairments of loans to banks are as follows:

	2009		*2008*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance as at 1 January	**1**		**12**	**5**
Balance of discontinued operations as at 1 January			(12)	(5)
Balance of continuing operations as at 1 January	**1**			
Increase in impairments			1	
Balance as at 31 December	**1**		**1**	

Note 7 describes in greater detail the impairments.

18.2 Loans to customers

The composition of loans to customers is as follows:

	31 December 2009	*31 December 2008*
Residential mortgage	1,595	1,561
Consumer loans	7	10
Commercial loans	113	103
Policyholder loans	148	139
Financial lease receivables	65	67
Other loans	397	640
Total	**2,325**	2,520
Less impairments:		
- specific credit risk	(8)	(9)
- incurred but not reported (IBNR)	(1)	
Loans to customers	**2,316**	2,511

Financial lease receivables

Receivables related to financial lease agreements as at 31 December comprise:

	Minimum lease payments		*Present value of the minimum lease payments receivable*	
	2009	*2008*	*2009*	*2008*
Gross investment in financial leases:				
Less than 3 months	2	2	1	1
3 months to 1 year	5	5	1	1
1 year to 5 years	28	28	9	8
More than 5 years	88	95	54	57
Total	**123**	130	65	67
Unearned finance income	58	63		

Proceeds from financial lease agreements recorded in the income statement in 2009 amounted to EUR 7 million (2008: EUR 7 million).

Impairments of loans to customers

The following table shows the changes in impairments on Loans to customers.

	2009		2008	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance as at 1 January	9		1,815	227
Balance of discontinued operations as at 1 January			(1,809)	(227)
Balance of continuing operations as at 1 January	9		6	
Increase in impairments	2		5	
Release of impairments	(3)	1	(3)	
Foreign exchange differences and other adjustments			1	
Balance as at 31 December	8	1	9	

The impairments are described in more detail in Note 7.

19 Investments in associates

The following table provides an overview of the most significant investments in associates as at 31 December.

			2009	2008
		% interest	Carrying amount	Carrying amount
Associates				
Mayban Fortis Holdings	Malaysia	30.95%	220	145
Muang Thai Holdings	Thailand	31% - 12%	90	146
Tai Ping Holdings	China	24.90%	118	77
Royal Park Investments	Belgium	44.71%	760	
IDBI Fortis Life Insurance	India	26.00%	11	5
Other			123	58
Total			**1,322**	431

The line Other mainly relates to investments in real estate companies.

The details of the associates are as follows:

	Total assets	Total liabilities	Total income	Total expenses
2009				
Mayban Fortis Holdings	4,475	3,764	759	(575)
Muang Thai Holdings	1,809	1,380	615	(546)
Tai Ping Holdings	8,155	7,657	2,836	(2,840)
Royal Park Investments	10,152	8,452	912	(912)
IDBI	149	107	86	(99)
2008				
Mayban Fortis Holdings	4,198	3,728	970	(934)
Muang Thai Holdings	1,661	1,128	436	(416)
Tai Ping Holdings	6,381	6,033	2,156	(2,125)
IDBI	50	31	41	(53)

20 Reinsurance and other receivables

The table below shows the components of reinsurance and other receivables as at 31 December.

	31 December 2009	*31 December 2008*
Reinsurers' share of liabilities arising from insurance and investment contracts	283	263
Receivables from policyholders	448	408
Fees and commissions receivable	50	35
Operating lease receivables	3	
Receivables from intermediaries	213	158
Reinsurance receivables	37	48
Claim related to payment to FCC	362	
Other	251	278
Total gross	**1,647**	**1,190**
Impairments	(383)	(36)
Net total	**1,264**	**1,154**

The Claim related to payment to FCC relates to a claim against Fortis Capital Company Limited, Fortis Bank Nederland N.V. and the Dutch State. This claim is for full compensation for the payment made by Fortis to Fortis Capital Company Limited (a subsidiary of Fortis Bank Netherlands N.V.) to allow it to pay the above amount to the holders of preference shares. Due to the fact that the claim is contested by the counterparty, the amount is fully impaired as shown in Note 45 Change in impairments. The line Other includes receivables related to VAT and other indirect taxes.

Changes in impairments of reinsurance and other receivables

The following table shows the changes in the impairments of reinsurance and other receivables.

	2009	*2008*
Balance as at 1 January	**36**	**59**
Balance of discontinued operations as at 1 January		(43)
Balance of continuing operations as at 1 January	**36**	**16**
Acquisitions/divestments of subsidiaries		
Increase in impairments	366	28
Release of impairments	(11)	(7)
Write-offs of uncollectible amounts	(8)	
Foreign exchange differences and other adjustments		(1)
Balance as at 31 December	**383**	**36**

Changes in the reinsurer's share of liabilities arising from insurance and investment contracts

Changes in the reinsurer's share of liabilities arising from insurance and investment contracts are shown below.

	2009	*2008*
Balance as at 1 January	**263**	**956**
Balance of discontinued operations as at 1 January		(750)
Balance of continuing operations as at 1 January	**263**	**206**
Acquisitions/divestments of subsidiaries	60	
Change in liabilities current year	24	27
Change in liabilities prior years	(30)	34
Claims paid current year	2	(1)
Claims paid prior years	(27)	(14)
Other net additions through income statement	(12)	21
Foreign exchange differences and other adjustments	3	(10)
Balance as at 31 December	**283**	**263**

21 Call option BNP Paribas shares

Under the agreement signed on 12 May 2009, Fortis was granted a cash-settled call option by the Federal Holding and Investment Corporation (Société Fédérale de Participations et d'Investissement / Federale Participatie- en Investeringsmaatschappij – SFPI/FPIM) that allows Fortis to benefit from any appreciation in the value of 121,218,054 BNP Paribas shares held by the SFPI/FPIM. These shares were acquired by the SFPI/FPIM in return for selling 75% + 1 share of Fortis Bank. This option entitles Fortis to the difference between the strike price of EUR 68 and the market price of the BNP Paribas shares at the time of exercise, or the selling price of the underlying BNP Paribas shares, at the discretion of SFPI/FPIM. After the expiration of a lock-up period on 10 October 2010, Fortis can exercise the options for a period of six years ending 10 October 2016. These rights have replaced the 'coupon 42'. After the Rights Issue of BNP Paribas on 29 September 2009 the number of underlying shares has increased to 1,257 million shares and the exercise price was reduced to EUR 66.672.

The granted rights include some non-standard features that differ from standard ISDA based option protocols, such as restrictions on transferability, limitations on freedom of exercise, forced exercise under specific circumstances and specific adjustment mechanics such as dilution and claim issues.

The option is recorded at fair value, with subsequent revaluations recorded in the income statement under Change in call option BNP Paribas shares.

Value calculation

The theoretical value of an individual option can be calculated based on traditional Black-Scholes option valuation techniques. Besides market observable data on the reporting date, such as interest yield, actual and strike price of the share and the remaining duration of the option, the calculation needs to include assumptions regarding future dividend and volatility. Non-standard features should be taken into account.

The following data were used, in addition, the data for 31 December are based on an adjusted strike price of EUR 66.672 (previously EUR 68.00) due to the rights issue of BNP Paribas at the end of September 2009:

	31 December 2009	12 May 2009
BNP Paribas shareprice	EUR 55.85	EUR 45.98
Volatility	27%	35%
Dividend yield	3.57%	4.30%
Price per option up to 10 October 2016	EUR 10.37	EUR 9.47
Theoretical value of 121.2 million options	EUR 1,257 million	EUR 1,148 million
Estimated value, after adjustment for non standard features (30%)	**EUR 880 million**	**EUR 803 million**

Volatility

Given the size of the rights issue, representing 10.24% of the BNP Paribas outstanding shares, the exercise or monetisation of the options is expected to have an effect on the volatility of the shares. The applied volatility has a significant effect on the outcome, a change in the volatility of 5% on 31 December 2009 results in a 25 % change in the value of the option.

Adjustment for non standard features

Given the unusual features of the option, professional market parties will apply a significant discount to the theoretical valuation. Fortis has decided to lower the theoretical value by 30% for these non-standard features, based on indications from professional market parties ranging from 10% to 50%. Fortis is carefully examining various structures to monetise or exercise its rights with a view to maximising value for its shareholders.

Pay out of proceeds
Fortis has undertaken to propose to pay out as dividend the benefits of exercises, monetisation or any other contemplated structure, to the extent permitted by law and taking into account practical constraints.

The Belgian Ruling Commission has confirmed that the grant of the BNP Paribas option is not itself a taxable event for Fortis SA/NV. Fortis believes it is likely that it will be able to achieve a situation in which it will not have to pay corporate income tax when the gains on the option are realised and thus be able to propose, to the extent permitted by law, to dividend out the gross proceeds. However, due to the stringent rules of IFRS, Fortis is required to recognise a deferred tax liability of EUR 299 million related to the value of the option. As a result, the valuation net-of-tax as at 31 December 2009 amounted to EUR 581 million.

22 Accrued interest and other assets

The table below shows the components of accrued interest and other assets as at 31 December.

	31 December 2009	31 December 2008
Deferred acquisition cost	508	421
Deferred other charges	80	91
Accrued income	1,155	1,099
Buildings held for sale	37	112
Defined benefit assets	9	6
Other	61	66
Total gross	**1,850**	1,795
Impairments	(2)	
Accrued interest and other assets	**1,848**	1,795

For details of pension plans and related pension assets, see Note 9 Post-employment benefits, other long term benefits and termination benefits.

Deferred acquisition costs

Changes in deferred acquisition costs related to insurance and investment contracts are shown below.

	2009	2008
Balance as at 1 January	**421**	1,091
Balance of discontinued operations as at 1 January		(689)
Balance of continuing operations as at 1 January	**421**	**402**
Acquisitions/divestments of subsidiaries	41	
Capitalised deferred acquisition costs	463	416
Depreciation expense	(420)	(375)
Other adjustments including exchange rate differences	3	(22)
Balance as at 31 December	**508**	**421**

23 Property, plant and equipment

The table below shows the carrying amount for each category of property, plant and equipment as at 31 December.

	31 December 2009	31 December 2008
Land and buildings held for own use	1,035	974
Leasehold improvements	17	20
Equipment	56	51
Buildings under construction		90
Total	**1,108**	**1,135**

Changes in property, plant and equipment

Changes in property, plant and equipment are shown below.

					2008
	Land and buildings held for own use	Leasehold improvements	Equipment	Buildings under construction	Total
Acquisition cost as at 1 January	**3,861**	**784**	**1,933**	**180**	**6,758**
Acquisition cost of discontinued operations as at 1 January	(2,507)	(739)	(1,760)	(157)	(5,163)
Acquisition cost of continuing operations as at 1 January	**1,354**	**45**	**173**	**23**	**1,595**
Acquisitions/divestments of subsidiaries					
Additions	20	4	18	12	54
Reversal of cost due to disposals	(18)		(6)		(24)
Transfer from (to) investment property	29				29
Foreign exchange differences	(1)		(7)		(8)
Other	(19)	1	10	55	47
Acquisition cost as at 31 December	**1,365**	**50**	**188**	**90**	**1,693**
Accumulated depreciation as at 1 January	**(1,315)**	**(372)**	**(1,057)**		**(2,744)**
Accumulated depreciation of discontinued operations as at 1 January	937	344	931		2,212
Accumulated depreciation of continuing operations as at 1 January	**(378)**	**(28)**	**(126)**		**(532)**
Acquisitions/divestments of subsidiaries					
Depreciation expense	(27)	(2)	(19)		(48)
Reversal of depreciation due to disposals	12		5		17
Foreign exchange differences	1		4		5
Other	3				3
Accumulated depreciation as at 31 December	**(389)**	**(30)**	**(137)**		**(556)**
Impairments as at 1 January	**(9)**		**(1)**		**(10)**
Impairments of discontinued operations as at 1 January	7		1		8
Impairments of continuing operations as at 1 January	**(2)**				**(2)**
Divestments of subsidiaries					
Increase in impairments charged to the income statement					
Reversal of impairments credited to the income statement					
Reversal of impairments due to disposals					
Other					
Impairments as at 31 December	**(2)**				**(2)**
Property, plant and equipment as at 31 December	**974**	**20**	**51**	**90**	**1,135**

	2009				
	Land and buildings held for own use	*Leasehold improve-ments*	*Equipment*	*Buildings under construction*	*Total*
Acquisition cost as at 1 January	**1,365**	**50**	**188**	**90**	**1,693**
Acquisitions/divestments of subsidiaries			2		2
Additions	46		22		68
Reversal of cost due to disposals			(27)		(27)
Transfer from (to) investment property				(59)	(59)
Foreign exchange differences			2		2
Other	74	(3)	(3)	(31)	37
Acquisition cost as at 31 December	**1,485**	**47**	**184**		**1,716**
Accumulated depreciation as at 1 January	**(389)**	**(30)**	**(137)**		**(556)**
Acquisitions/divestments of subsidiaries			(2)		(2)
Depreciation expense	(40)	(4)	(20)		(64)
Reversal of depreciation due to disposals			26		26
Foreign exchange differences			(1)		(1)
Other	(13)	4	6		(3)
Accumulated depreciation as at 31 December	**(442)**	**(30)**	**(128)**		**(600)**
Impairments as at 1 January	**(2)**				**(2)**
Divestments of subsidiaries					
Increase in impairments charged to the income statement	(6)				(6)
Reversal of impairments credited to the income statement					
Reversal of impairments due to disposals					
Other					
Impairments as at 31 December	**(8)**				**(8)**
Property, plant and equipment as at 31 December	**1,035**	**17**	**56**		**1,108**

Amounts in Other under Land and buildings held for own use and Buildings under construction relate primarily to transfers to and from buildings held for sale. In 2009 Buildings under construction has been reclassified to Investment property in accordance with IFRS.

Fair value of land and buildings held for own use

The fair value of owner-occupied property is set out below.

	31 December 2009	*31 December 2008*
Total fair value of Land and buildings held for own use	**1,426**	**1,369**
Total carrying amount	1,035	974
Gross unrealised gain/loss	391	395
Taxation	(125)	(126)
Net unrealised gain/loss (not recognised in equity)	**266**	**269**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful lives of the components are as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, offices and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

24 Goodwill and other intangible assets

Goodwill and other intangible assets as at 31 December were as follows:

	31 December 2009	31 December 2008
Goodwill	650	531
VOBA	486	549
Purchased software	9	18
Internally developed software	34	28
Other intangible assets	197	240
Total	**1,376**	**1,366**

Value of business acquired (VOBA) is the difference between the fair value at acquisition date and the subsequent book value of a portfolio of contracts acquired separately or in a business combination. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts. The main contributors to VOBA are FICA and Millenniumbcp Fortis.

Other intangible assets include intangible assets with a finite useful life, such as concessions, patents, licences, trademarks and other similar rights. In general, software is amortised over a maximum of five years and other intangible assets have an expected useful life of 10 years at most. Other intangible assets are amortised in accordance with their expected lives.

With the exception of goodwill, Fortis does not have any intangible assets with indefinite useful lives.

Changes in goodwill and other intangible assets

Changes in goodwill and other intangible assets for the years 2008 and 2009 are shown below.

						2008
	Goodwill	VOBA	Purchased software	Internally developed software	Other intangible assets	Total
Acquisition cost as at 1 January	**1,521**	**1,328**	**383**	**295**	**528**	**4,055**
Acquisition cost of discontinued operations as at 1 January	(1,066)	(502)	(335)	(272)	(223)	(2,398)
Acquisition cost of continuing operations as at 1 January	**455**	**826**	**48**	**23**	**305**	**1,657**
Acquisitions/divestments of subsidiaries					1	1
Additions	1		6	11	8	26
Adjustments arising from subsequent changes in value of assets and liabilities	52	(52)			(1)	(1)
Reversal of cost due to disposals					(2)	(2)
Foreign exchange differences	14	16		(2)	(1)	27
Other	10				12	22
Acquisition cost as at 31 December	**532**	**790**	**54**	**32**	**322**	**1,730**
Accumulated amortisation as at 1 January		**(316)**	**(223)**	**(3)**	**(163)**	**(705)**
Accumulated amortisation of discontinued operations as at 1 January		134	192	3	93	423
Accumulated amortisation of continuing operations as at 1 January		**(182)**	**(31)**		**(70)**	**(283)**
Acquisitions/divestments of subsidiaries						
Amortisation expense		(58)	(5)	(4)	(14)	(81)
Reversal of amortisation due to disposals					2	2
Foreign exchange differences		(1)				(1)
Other						
Accumulated amortisation as at 31 December		**(241)**	**(36)**	**(4)**	**(82)**	**(363)**
Impairments as at 1 January	**(6)**	**(5)**				**(11)**
Impairments of discontinued operations as at 1 January	5	5				10
Impairments of continuing operations as at 1 January	**(1)**					**(1)**
Divestments of subsidiaries						
Increase in impairments charged to the income statement					(1)	(1)
Reversal of impairments credited to the income statement						
Other					1	1
Impairments as at 31 December	**(1)**					**(1)**
Goodwill and other intangible assets as at 31 December	**531**	**549**	**18**	**28**	**240**	**1,366**

						2009
				Internally	*Other*	
			Purchased	*developed*	*intangible*	
	Goodwill	*VOBA*	*software*	*software*	*assets*	*Total*
Acquisition cost as at 1 January	**532**	**790**	**54**	**32**	**322**	**1,730**
Acquisitions/divestments of subsidiaries	129		(4)		10	135
Additions			6	4	2	12
Adjustments arising from subsequent changes in value of assets and liabilities						
Reversal of cost due to disposals				(5)		(5)
Foreign exchange differences	(10)	(9)		2	(1)	(18)
Other			(25)	25	(54)	(54)
Acquisition cost as at 31 December	**651**	**781**	**31**	**58**	**279**	**1,800**
Accumulated amortisation as at 1 January		(241)	(36)	(4)	(82)	(363)
Acquisitions/divestments of subsidiaries			4		1	5
Amortisation expense		(55)	(3)	(11)	(10)	(79)
Reversal of amortisation due to disposals				4		4
Foreign exchange differences		1				1
Other			13	(13)	11	11
Accumulated amortisation as at 31 December		(295)	(22)	(24)	(80)	(421)
Impairments as at 1 January	(1)					(1)
Divestments of subsidiaries						
Increase in impairments charged to the income statement					(2)	(2)
Reversal of impairments credited to the income statement						
Other						
Impairments as at 31 December	(1)				(2)	(3)
Goodwill and other intangible assets as at 31 December	**650**	**486**	**9**	**34**	**197**	**1,376**

Impairment of goodwill

Impairment testing of goodwill is performed annually at the end of the year by comparing the recoverable amount of cash-generating units (CGU) with their carrying amount. The recoverable amount is determined by the higher of the value in use and fair value less costs to sell. The type of acquired entity determines the definition of the CGU. Currently all CGUs have been defined at (legal) entity level.

The recoverable amount of a CGU is assessed by means of a discounted cash-flow model of the anticipated future cash flows of the CGU. The key assumptions used in the cash-flow model depend on input reflecting various financial and economic variables, including the risk-free rate in a given country and a premium to reflect the inherent risk of the entity being evaluated. These variables are determined on the basis of management's judgement. If the entity is listed on a stock market, the market price will also be considered an element in the evaluation.

Fortis Asia Holdings

The goodwill for Fortis Asia Holdings amounts to EUR 303 million (2008: EUR 313 million). The change in amount between 2009 and 2008 is caused by exchange rate differences between Euro and Hongkong dollar. The value in use calculation uses pre-tax cash flows based on business plans approved by local and Fortis' management over a period of five years. Estimates after this period have been extrapolated using a growth rate of 5 percent which represents a conservative approach of expected local market developments. The discount rate used of 11.5 percent is based on the pre-tax risk free interest rate, country risk, market risk premium and the beta coefficient provided by professional market data providers. The outcome of the impairment test was that the recoverable amount exceeded the carrying value of the CGU including goodwill. Consequently the goodwill for Fortis Asia Holdings does not need to be impaired.

A sensitivity analysis with regard to the assumptions was performed. Even if the growth rate would drop by 2 percent points or the discount rate would increase by 2 percent points, the goodwill for Fortis Asia Holdings will not be impaired.

Millenniumbcp Fortis

The reported goodwill for Millenniumbcp Fortis amounts to EUR 168 million (2008: EUR 168 million). The value in use calculation uses pre-tax cash flows based on business plans approved by local and Fortis' management over a period of five years. Estimates after this period have been extrapolated using a growth rate of 2 percent points which represents an approach of expected inflation in Portugal. The discount rate used amounts to 9.5 percent points. The outcome of the impairment test was that the recoverable amount exceeded the carrying value of the CGU including goodwill. Consequently the goodwill for Millenniumbcp Fortis need not to be impaired.

Based on the sensitivity analysis with regard to the assumptions, the goodwill for Millenniumbcp Fortis will still not be impaired if the growth rate would drop by 4 percent points or the discount rate would increase by 4 percent points.

UBI Assicurazioni

The goodwill amount for UBI Assicurazioni (EUR 128 million), which Fortis acquired at year-end 2009, has not been tested for impairment because the opening balance sheet of UBI Assicurazioni has not been finalised yet and because UBI Assicurazioni has not validated the long term business plan at year-end 2009.

The breakdown of goodwill and impairments for the main cash-generating units as at 31 December 2009 is as follows:

Cash-generating unit (CGU)	*Goodwill amount*	*Impairments*	*Net amount*	*Segment*	*Method used for recoverable amount*
Fortis (UK) Limited (Outright)	17		17	Insurance International	Value in use
Millenniumbcp Fortis Limited	168		168	Insurance International	Value in use
Fortis Asia Holdings	303		303	Insurance International	Value in use
UBI Assicurazioni	128		128	Insurance International	Value in use
Other	34		34	Insurance International/AGI	Value in use
Total	**650**		**650**		

Amortisation of VOBA

Expected amortisation expenses for VOBA from 2010 onwards are as follows:

	2010	*2011*	*2012*	*2013*	*2014*	*Later*
Estimated amortisation of VOBA	42	41	37	35	34	297

25 Liabilities arising from Life insurance contracts

The following table provides an overview of the liabilities arising from Life insurance contracts as at 31 December.

	31 December 2009	*31 December 2008*
Liability for future policyholder benefits	22,466	21,586
Reserve for policyholder profit sharing	297	240
Shadow accounting adjustment	171	38
Before eliminations	**22,934**	**21,864**
Eliminations	(3)	(9)
Gross	**22,931**	**21,855**
Reinsurance	(28)	(39)
Net	**22,903**	**21,816**

Changes in the liabilities arising from life insurance contracts (gross of reinsurance and before eliminations) are shown below.

	2009	*2008*
Balance as at 1 January	**21,864**	**38,117**
Balance of discontinued operations as at 1 January		(16,922)
Balance of continuing operations as at 1 January	**21,864**	**21,195**
Gross inflow	2,806	2,443
Time value	979	516
Payments due to surrenders, maturities and other	(2,027)	(1,914)
Transfer between liabilities	(24)	(19)
Foreign exchange differences	(29)	40
Shadow accounting adjustment	133	(82)
Net changes in group contracts	(83)	355
Other changes, including risk coverage	(685)	(670)
Balance as at 31 December	**22,934**	**21,864**

A liability adequacy test (LAT) was carried out at year end to assess whether the recognised liabilities were adequate, using current portfolio yields to estimate future cash flows. A similar LAT, applying the current market yields of the investment portfolio, excluding unrealised capital gains, was carried out to determine future cash flows. The Fortis LAT policy includes harmonised processes and tests to ensure that liabilities arising from life insurance contracts are properly monitored and tested, and are adequate. This includes a formal process of testing at the level of homogeneous product groups at each reporting date. The tests performed on 2009 year-end data confirmed the adequacy of reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to life insurance contracts was not material in 2009 and 2008.

26 Liabilities arising from Life investment contracts

The following table provides an overview of the liabilities arising from Life investment contracts as at 31 December.

	31 December 2009	31 December 2008
Liability for future policyholder benefits	23,966	21,486
Reserve for policyholder profit sharing	194	86
Shadow accounting adjustment	173	35
Gross	**24,333**	**21,607**
Reinsurance		
Net	**24,333**	**21,607**

Changes in the liabilities arising from Life investment contracts are shown below.

	2009	2008
Balance as at 1 January	**21,607**	19,870
Gross inflow	3,587	3,165
Time value	571	526
Payments due to surrenders, maturities and other	(1,443)	(1,808)
Transfer between liabilities	1	(19)
Foreign exchange differences	(1)	1
Shadow accounting adjustment	138	1
Net changes in group contracts		(8)
Other changes, including risk coverage	(127)	(121)
Balance as at 31 December	**24,333**	21,607

A liability adequacy test (LAT) was carried out at year end to assess whether the recognised liabilities were adequate, using current portfolio yields to estimate future cash flows. A similar LAT, applying the current market yields of the investment portfolio, excluding unrealised capital gains, was carried out to determine future cash flows. The Fortis LAT policy includes harmonised processes and tests to ensure that liabilities arising from investment contracts are properly monitored and tested, and are adequate. This includes a formal process of testing at the level of homogeneous product groups at each reporting date. The tests performed on 2009 year-end data confirmed the adequacy of the reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to life investment contracts was not material in 2009 and 2008.

27 Liabilities related to unit-linked contracts

The liabilities related to unit-linked contracts are broken down into insurance and investment contracts as follows:

	31 December 2009	*31 December 2008*
Insurance contracts	1,647	1,362
Investment contracts	19,126	16,716
Total	**20,773**	**18,078**

The following table shows the changes in liabilities related to unit-linked insurance contracts.

	2009	*2008*
Balance as at 1 January	1,362	12,453
Balance of discontinued operations as at 1 January		(10,632)
Balance of continuing operations as at 1 January	1,362	1,821
Gross inflow	223	261
Time value	118	(225)
Payments due to surrenders, maturities and other	(88)	(126)
Transfer between liabilities	(26)	(65)
Foreign exchange differences	(1)	1
Net changes in group contracts	84	(326)
Other changes, including risk coverage	(25)	21
Balance as at 31 December	1,647	1,362

The following table shows the changes in liabilities related to unit-linked investment contracts.

	2009	*2008*
Balance as at 1 January	16,716	19,335
Gross inflow	2,748	3,051
Time value	1,967	(2,864)
Payments due to surrenders, maturities and other	(2,339)	(3,231)
Transfer between liabilities	(7)	467
Foreign exchange differences	(8)	(22)
Net changes in group contracts		(20)
Other changes, including risk coverage	49	
Balance as at 31 December	19,126	16,716

28 Liabilities arising from Non-life insurance contracts

The following table provides an overview of the liabilities arising from Non-life insurance contracts as at 31 December.

	31 December 2009	*31 December 2008*
Claims reserves	4,002	3,535
Unearned premiums	960	782
Reserve for policyholder profit sharing	9	8
Before eliminations	**4,971**	4,325
Eliminations	(37)	(36)
Gross	**4,934**	4,289
Reinsurance	(255)	(224)
Net	**4,679**	4,065

Changes in the liabilities arising from insurance contracts for Non-life insurance contracts (gross of reinsurance and before eliminations) are shown below.

		2009		*2008*
Balance as at 1 January		**4,325**		8,696
Balance of discontinued operations as at 1 January				(4,234)
Balance of continuing operations as at 1 January		**4,325**		4,462
Acquisitions/divestments of subsidiaries		426		
Addition to liabilities current year	1,921		1,874	
Claims paid current year	(1,027)		(986)	
Change in liabilities current year	894		888	
Addition to liabilities prior years	(115)		(87)	
Claims paid prior years	(673)		(695)	
Change in liabilities prior years	(788)		(782)	
		106		106
Change in unearned premiums		28		13
Transfer between liabilities		10		32
Foreign exchange differences		81		(304)
Other changes		(5)		16
Balance as at 31 December		**4,971**		4,325

A liability adequacy test (LAT) was carried out at year end to assess whether the recognised liabilities were adequate, using current portfolio yields to estimate future cash flows. A similar LAT, applying the current market yields of the investment portfolio, excluding unrealised capital gains, was carried out to determine future cash flows.

The Fortis LAT policy includes harmonised processes and tests to ensure that liabilities arising from non-life insurance contracts are properly monitored and tested, and are adequate. This includes a formal process of testing at the level of homogeneous product groups at each reporting date. The tests performed on 2009 year-end data confirmed the adequacy of reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to non-life insurance contracts was not material in 2009 and 2008.

29 Debt certificates

The following table shows the types of debt certificates (EMTN) issued by Fortis and the amounts outstanding as at 31 December.

	31 December 2009	*31 December 2008*
Held at amortised cost	661	3,617
Held at fair value through profit or loss	254	1,053
Total debt certificates	**915**	**4,670**

Fortis has not pledged any assets against debt certificates outstanding. The nominal value of debt securities held at fair value through profit or loss was EUR 251 million as at 31 December 2009 (2008: EUR 1,053 million) as the debt securities are directly demandable.

The maturity of the balance of debt certificates outstanding as at 31 December is shown below. Since the EMTN programme is in default as a result of the events of October 2008, the note holders can request direct redemption at any moment.

	2009	*2008*
2009		4,670
2010	915	
Total debt certificates	**915**	**4,670**

30 Subordinated liabilities

The following table provides a specification of the subordinated liabilities as at 31 December.

	31 December 2009	31 December 2008
FRESH	1,250	1,229
Liability component of subordinated convertible securities	1,250	1,229
- Hybrone	494	494
- Nitsh I	531	550
- Nitsh II	546	568
Fortis Hybrid Financing	1,571	1,612
Other subordinated liabilities	29	67
Total subordinated liabilities	**2,850**	**2,908**

30.1 FRESH

On 7 May 2002, Fortfinlux S.A. issued undated Floating Rate Equity-linked Subordinated Hybrid capital securities (FRESH) for a total principal amount of EUR 1,250 million and with a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly in arrears, at a variable rate of 3 month Euribor + 135 basis points.

The FRESH was issued by Fortfinlux S.A., with Fortis SA/NV and Fortis N.V. acting as co-obligors. The principal amount of the securities will not be repaid in cash. The sole recourse of the holders of the FRESH against any of the co-obligors with respect to the principal amount are the 39,682,540 Fortis shares that Fortfinlux S.A. pledged in favour of such holders. Pending the exchange of the FRESH against Fortis shares, these Fortis shares do not have any dividend rights or voting rights (the reported number of outstanding Fortis shares as at 31 December 2009 already includes the 39,682,540 Fortis shares issued for the purpose of such exchange).

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield less than 0.5%) and in certain other exceptional circumstances, payment of coupons will be made in accordance with the so-called Alternative Coupon Settlement Method (ACSM). The ACSM implies that new Fortis shares will be issued and delivered to the holders of the FRESH. If the ACSM is triggered and there is insufficient available authorised capital to enable Fortis N.V. and Fortis SA/NV to meet the ACSM obligation, the coupon settlement will be postponed until such time as the ability to issue shares is restored. Because of these characteristics the FRESH is treated as part of Fortis' regulatory qualifying capital.

Fortis' announcement on 15 March 2009 that it would not declare a dividend for the 2008 financial year would have triggered the ACSM. However, on 27 May 2009 Fortis announced its intention to resume the payment of a dividend for the 2009 financial year in 2010, whereby the dividend will be equal to or in excess of the above stated threshold dividend yield of 0.5%. As a result the coupons due during 2009 were paid in cash instead of through the ACSM.

The FRESH has no maturity date, but may be exchanged for Fortis shares at a price of EUR 31.50 per share at the discretion of the holder. The FRESH will automatically be converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty consecutive stock exchange business days.

The FRESH is recorded in the statement of financial position as at 31 December as follows:

	2009	2008
Equity component as at 1 January	**266**	**266**
Liability component		
Balance as at 1 January	1,229	1,169
Finance costs	59	136
Interest paid	(38)	(76)
Balance as at 31 December	**1,250**	**1,229**

The net amounts collected were divided into a liability and an equity component at the date of issuance of the FRESH. The equity component is related to the embedded derivative included in the FRESH. The liability component was calculated in 2002 based on the then estimated net discounted value of the expected cash flows related to the instrument and the anticipated exchange value of the Fortis shares at EUR 31.50. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax.

30.2 Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named Fortis Hybrid Financing S.A., which issued perpetual deeply subordinated and pari passu ranking securities, and invested the proceeds thereof in instruments issued by (former) Fortis operating companies which qualified as solvency for those entities. The securities issued by Fortis Hybrid Financing have the benefit of a support agreement and a subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

Fortis Hybrid Financing issued EUR 500 million of securities called 'Hybrone' in 2006, at an interest rate of 5.125% until 20 June 2016 and 3 month Euribor + 200 basis points thereafter. In 2008 it issued USD 750 million of securities called 'Nitsh I' at an interest rate of 8.25% and EUR 625 million of securities called 'Nitsh II' at an interest rate of 8.0%. The first call date of these two instruments is in 2013.

The proceeds of these securities were on-lent to AG Insurance for EUR 750 million and to Fortis Bank nv-safor EUR 375 million and USD 750 million. Under the support agreement Fortis SA/NV and Fortis N.V. are obliged to contribute to Fortis Hybrid Financing such funds as are necessary to allow it to pay the coupon in any year that Fortis declares a dividend or, alternatively, to pay the coupon through the ACSM if the entities which received the proceeds fail to pay the coupons on their on-loans in cash due to a breach of the applicable regulatory minimum solvency levels.

In the event that Fortis fails to achieve the regulatory minimum solvency level or if consolidated assets are less than the sum of liabilities, excluding liabilities not considered senior debt, or if Fortis Hybrid Financing so elects, the cash coupon will be replaced by settlement through the ACSM.

30.3 Other subordinated liabilities

The EUR 29 million reported under other subordinated liabilities at year end 2009 (2008: EUR 67 million) includes subordinated private loans, maturing in 2012; the average interest rate is 6%.

31 Borrowings

The table below shows the components of borrowings as at 31 December.

	31 December 2009	31 December 2008
Due to banks	2,483	8,759
Due to customers	96	148
Other borrowings	195	179
Total borrowings	**2,774**	**9,086**

31.1 Due to banks

The table below shows the components of Due to banks.

	31 December 2009	31 December 2008
Deposits from banks:		
Demand deposits	549	2,285
Time deposits		285
Other deposits	107	120
Total deposits	**656**	**2,690**
Repurchase agreements	1,654	1,184
Other	173	4,885
Total due to banks	**2,483**	**8,759**

As at 31 December 2008, the item Other included a 10-year loan of EUR 4,750 million from Fortis Bank Belgium; this loan was redeemed in 2009. Fortis has pledged certain assets (i.e. investments and trading assets) to the value of EUR 355 million (2008: EUR 1,100 million) against Due to bank amounts. As at 31 December 2008, the item Demand deposits included a current account of EUR 1,660 million between Fortis Bank Netherlands and Fortis Insurance N.V. This current account was redeemed in 2009.

Contractual terms of deposits held by banks

Deposits held by banks by year of contractual maturity as at 31 December are as follows:

	2009	2008
2009		2,601
2010	570	
2011		
2012	86	89
Total deposits	**656**	**2,690**

31.2 Due to customers

The components of Due to customers are as follows:

	31 December 2009	*31 December 2008*
Deposits	1	1
Other borrowings	5	5
Funds held under reinsurance agreements	90	113
Held at fair value through profit or loss		29
Total due to customers	**96**	**148**

31.3 Other borrowings

The table below shows the components of other borrowings as at 31 December.

	2009	*2008*
Finance lease obligations	29	9
Other	166	170
Total other borrowings	**195**	**179**

The Other item relates mainly to the financing of real estate investments.

Finance lease obligations

Fortis' obligations under finance lease agreements are detailed in the table below.

	Minimum lease payments		*Present value minimum lease payments*	
	2009	*2008*	*2009*	*2008*
Less than 3 months		1		1
3 months to 1 year	2	5	1	4
1 year to 5 years	10	2	5	1
More than 5 years	68	4	23	3
Total	**80**	**12**	**29**	**9**
Future finance charges	50	3		

Other

Other borrowings, excluding financial lease obligations, are classified by remaining maturity in the table below.

	2009	*2008*
Less than 3 months	19	8
3 months to 1 year	12	19
1 year to 5 years	82	69
More than 5 years	53	74
Total	**166**	**170**

32 Current and deferred tax assets and liabilities

The components of deferred tax assets and deferred tax liabilities as at 31 December are shown below.

	Statement of financial position		*Income statement*	
	2009	*2008*	*2009*	*2008*
Deferred tax assets related to:				
Financial investments (available for sale)		6	(2)	(2)
Investment property	6	6		1
Property, plant and equipment	19	11	7	(3)
Insurance policy and claim reserves	345	233	40	(36)
Provisions for pensions and post-retirement benefits	45	57	(12)	(10)
Other provisions	4	51	(46)	8
Accrued expenses and deferred income	1	1	1	
Unused tax losses	261	144	121	48
Other	159	55	89	1
Gross deferred tax assets	**840**	**564**	**198**	7
Unrecognised deferred tax assets	(268)	(124)	(146)	(48)
Net deferred tax assets	**572**	**440**	**52**	(41)
Deferred tax liabilities related to:				
Derivatives held for trading (assets)	5	(14)	(18)	18
Financial investments (available for sale)	464	181	4	(19)
Investment property	110	84	(2)	(13)
Loans to customers	3	3		
Property, plant and equipment	226	230	3	9
Intangible assets (excluding goodwill)	71	83	11	12
Deferred policy acquisition costs	43	38	(6)	1
Deferred expense and accrued income	2	2		
Tax exempt realised reserves	46	48	2	2
Other	574	277	(296)	37
Total deferred tax liabilities	**1,544**	**932**	**(302)**	47
Deferred tax income (expense)			**(250)**	6
Net deferred tax	**(972)**	**(492)**		

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts offset in the statement of financial position are:

	2009	*2008*
Deferred tax asset	53	117
Deferred tax liability	1,025	609
Net deferred tax	**(972)**	**(492)**

At 31 December 2009, the aggregate deferred and current tax relating to items that are charged to equity amounted to EUR 378 million and EUR 25 million respectively (2008: EUR 135 million and EUR 12 million respectively).

Deferred tax assets are recognised to the extent that it is probable that there will be sufficient future taxable profit against which the deferred tax asset can be utilised. No deferred tax assets have been recognised on unused tax losses and unused tax credits of EUR 292 million (2008: EUR 412 million) that can be carried forward indefinitely.

Deferred tax assets depending on future taxable profits in excess of profits arising from the reversal of existing taxable temporary differences amount to EUR 23 million (2008: EUR 123 million) and have been recognised based on the expectation that sufficient taxable income will be generated in future years to utilise these deferred tax assets.

33 RPN(I)

The RPN(I) is a financial instrument that results in quarterly payments being made to, or received from, Fortis Bank SA/NV.

Mechanism. Each quarterly payment is determined as the average over the quarter of the interest payments at an annual rate of 3-month EURIBOR plus 20 bps to be made on a reference amount as calculated on each trading day.

The reference amount is defined as:
- The difference between EUR 3,000 million and the market value of the CASHES as quoted by the Luxembourg stock exchange, less
- The difference between EUR 2,350 million and the market value of 125,313,283 Fortis shares.

If the reference amount is positive, Fortis Bank SA/NV pays interest on the reference amount to Fortis. If it is negative, Fortis pays interest on the reference amount to Fortis Bank SA/NV.

State guarantee. The Belgian State has issued a state guarantee on the RPN(I) interests paid by Fortis, to the benefit of Fortis Bank SA/NV. The annual guarantee fee amounts to 70 bps to be paid on the reference amount. To secure the payment of the fee and recourse of the Belgian State in case of default Fortis granted the Belgium State a pledge on a maximum of 20% of the shares of AG Insurance.

Reference values. On 31 December 2009, the CASHES closed at 54.4% and the Fortis share price at EUR 2.62. The reference amount was therefore EUR 654 million, negative on that date. On 30 December 2009, 3-month EURIBOR stood at 0.7%.

In total, Fortis paid EUR 3.0 million interest on the RPN(I) in 2009 (period starting on 12 May 2009).

Valuation approach and assumptions. Fortis records the RPN(I) at fair value through profit or loss. As no observable market price of the RPN(I) is available, Fortis estimates the fair value of the RPN(I) using a level 3 valuation technique (discounted cash flow model). The valuation approach was refined in the course of Q4 2009, based on valuation techniques traditionally used to value financial derivative instruments: arbitrage-free pricing and Monte-Carlo simulations.

Fortis made the following key assumptions to determine the fair market value of the RPN(I) on 31 December 2009:
- Fortis share prices have been projected using a standard geometric Brownian motion (Black Scholes model), assuming an initial share price of EUR 2.62 (closing price on 31 December 2009), an average dividend yield of 3% over the expected term of the instrument consistent with the dividend policy proposed by Fortis, and a share price volatility of 42% estimated based on market data for the last three months of 2009.
- The price of CASHES has been projected based on stochastic interest rates and forward spread curves applicable to CASHES with an additional stochastic perturbation, calibrated on the market value of the CASHES of 54.4% on 31 December 2009. For modeling purposes, the CASHES have been assumed to have a constant maturity of 50 years at any point in the future, beyond which the contribution of discounted free cash flows becomes negligible.
- The current and future risk-free rates have been calibrated on market data as at 31 December 2009 and projected through a standard arbitrage-free interest rate model.
- The valuation model also accounts for the conversion option embedded in the CASHES at prices of EUR 23.94 (optional) and EUR 35.91 (automatic), as well as for the payment of a one-off extraordinary dividend in 2016 of the value of the BNP Paribas option.
- Projected future interest payments have been discounted at a discount rate reflecting the risk associated with Fortis liabilities such as the RPN(I), consistent with a fixed spread of 545 basis points.

The fair value of the RPN(I) is the average net present value of the projected future payments based on the above assumptions in 750 different stochastic scenarios.

Conclusion. At year end 2009, the RPN(I) was accounted for as a liability with a fair value amounting to EUR 316 million.

Sensitivities. The sensitivity of the fair value of the RPN(I) to changes in the parameters are as follows, assuming that other parameters remain unchanged:

- An increase in the initial price of the Fortis share to EUR 2.90 decreases the fair value by EUR 11 million to EUR 305 million; a decrease in the starting value to EUR 2.30, increases the fair value by EUR 11 million to EUR 327 million.
- An increase in the market value of the CASHES to 60% increases the fair value by EUR 69 million to EUR 385 million; a decrease to 48% reduces the value by EUR 75 million to EUR 241 million.
- A steepening of the risk free interest curve leading to an increase of 100bps of the 30-year risk-free rate increases the fair value by EUR 26 million to EUR 342 million; a flattening of the curve leading to a decrease of 100 bps of the 30-year risk-free rate reduces the value by EUR 36 million to EUR 280 million.
- A decrease in the discount rate of 100 bps increases the fair value by EUR 34 million to EUR 350 million; an increase of 100 bps reduces the fair value by EUR 28 million to EUR 288 million.

Assuming more favourable conditions for the four key parameters in the model (initial Fortis share price of EUR 2.90, CASHES at 48%, flatter risk-free yield curve and discount rate 100 bps higher), the fair value of the RPN(I) decreases to EUR 180 million.

Assuming less favourable conditions for the four key parameters in the model (initial Fortis share price of EUR 2.30, CASHES at 60%, steeper risk-free yield curve and discount rate 100 bps lower), the fair value of the RPN(I) increases to EUR 493 million.

The fair value of the RPN(I) shows no material sensitivity to the assumed share price volatility and dividend yield of the Fortis share. This is essentially attributed to the fact that the conversion option embedded in the CASHES remains very much out of the money in nearly all scenarios.

34 Accrued interest and other liabilities

The composition of Accrued interest and other liabilities as at 31 December is as follows:

	31 December 2009	31 December 2008
Deferred revenues	45	23
Accrued finance costs	188	364
Accrued other expenses	87	126
Defined benefit pension liabilities	283	288
Defined benefit liabilities other than pension	50	42
Termination benefits	32	39
Other long-term employee benefit liabilities	9	10
Short-term employee benefit liabilities	99	90
Accounts payable	185	205
Due to agents, policyholders and intermediaries	593	329
VAT and other taxes payable	91	85
Dividends payable	36	44
Due to reinsurers	32	43
Derivatives held for trading	25	165
Other liabilities	454	459
Total	**2,209**	**2,312**

Details of employee benefit liabilities can be found in Note 9 Post-employment benefits, other long-term employees benefits and termination benefits.

Derivatives held for trading are valued based on broker quotes in active markets (level 1). All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument.

35 Provisions

Provisions consist of provisions for tax litigation and legal litigation. The tax and legal litigation provisions are based on best estimates available at the year end based on the opinion of legal and tax advisors. The timing of the outflow of cash related to these provisions is by nature uncertain given the unpredictability of the outcome and the time involved in concluding litigation.

Changes in provisions during the year are as follows:

	2009	*2008*
Balance as at 1 January	**71**	**899**
Balance of discontinued operations as at 1 January		(869)
Balance of continuing operations as at 1 January	**71**	**30**
Acquisition and divestment of subsidiaries	2	
Increase in provisions	7	52
Reversal of unused provisions	(49)	(1)
Utilised during the year		(10)
Other	3	
Balance as at 31 December	**34**	**71**

36 Fair value of financial assets and financial liabilities

The following table shows the carrying amounts and fair value of those classes of financial assets and financial liabilities not reported at fair value on the Fortis consolidated statement of financial position. A description of the methods used to determine the fair value of financial instruments is given below.

	2009		2008	
	Carrying value	*Fair value*	*Carrying value*	*Fair value*
Assets				
Cash and cash equivalents	5,636	5,621	5,933	5,933
Loans to banks	1,816	1,816	13,893	13,893
Loans to customers	2,316	2,477	2,511	2,643
Reinsurance and other receivables	1,264	1,296	1,154	1,146
Total financial assets	**11,032**	**11,210**	**23,491**	**23,615**
Liabilities				
Debt certificates	915	915	4,670	4,670
Subordinated liabilities	2,850	1,839	2,908	1,901
Loans from banks	2,483	2,483	8,759	8,759
Loans from customers	96	95	148	148
Other borrowings	195	189	179	179
Total financial liabilities	**6,539**	**5,521**	**16,664**	**15,657**

Fair value is the amount for which an asset could be exchanged, a liability could be settled or an equity instrument granted could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fortis uses the following methods, in the order listed, when determining the fair value of financial instruments:
- quoted price in an active market
- valuation techniques
- cost.

When a financial instrument is traded in an active and liquid market, its quoted market price or value provides the best evidence of fair value. No adjustment is made to the fair value of large holdings of shares, unless there is a binding agreement to sell the shares at a price other than the market price. The appropriate quoted market price for an asset held or a liability to be issued is the current bid price, and for an asset to be acquired or a liability held, the ask price. Mid-market prices are used as a basis for establishing the fair value of assets and liabilities with offsetting market risks.

If no active market price is available, fair values are estimated using present value or other valuation techniques based on market conditions existing at the reporting date. If there is a valuation technique commonly used by market participants to price an instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, Fortis applies that technique.

Valuation techniques that are well established in financial markets include recent market transactions, discounted cash flows and option pricing models. An acceptable valuation technique incorporates all factors that market participants would consider when setting a price, and should be consistent with accepted economic methodologies for pricing financial instruments.

The basic principles for estimating fair value are:

- maximise market inputs and minimise internal estimates and assumptions
- change estimating techniques only if an improvement can be demonstrated or if a change is necessary because of changes in the availability of information.

The fair value presented is the 'clean' fair value, which is the total fair value or 'dirty' fair value less interest accruals. Interest accruals are reported separately.

Methods and assumptions used in determining fair value are largely dependent on whether the instrument is traded on financial markets and the information that is available to be incorporated into the valuation models. A summary of different financial instrument types along with the fair value treatment is included below.

Quoted market prices are used for financial instruments traded on a financial market with price quotations.

Non-exchange-traded financial instruments are often traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable.

Quotations are available from various sources for many financial instruments traded regularly in the OTC market. Those sources include the financial press, various publications and financial reporting services, and also individual market makers.

Quoted market prices provide the most reliable fair value for derivatives traded on a recognised exchange. Fair value of derivatives not traded on a recognised exchange is considered to be the value that could be realised through termination or assignment of the derivative.

Common valuation methodologies for an interest rate swap incorporate a comparison of the yield of the swap with the current swap yield curve. The swap yield curve is derived from quoted swap rates. Dealer bid and offer quotes are generally available for basic interest rate swaps involving counterparties whose securities are investment grade.

Factors that influence the valuation of an individual derivative include the counterparty's credit rating and the complexity of the derivative. If these factors differ from the basic factors underlying the quote, an adjustment to the quoted price may be considered.

The fair value (FV) calculation of financial instruments not actively traded on financial markets can be summarised as follows:

Instrument Type	Fortis Products	FV Calculation
Instruments with no stated maturity	Current accounts, saving accounts, etc.	Nominal value.
Instruments without optional features	Straight loans, deposits, etc.	Discounted cash flow methodology; discounting yield curve is the swap curve plus spread (assets) or the swap curve minus spread (liabilities); spread is based on commercial margin computed based on the average of new production during last 3 months.
Instruments with optional features	Mortgage loans and other instruments with option features	Product is split and linear (non-optional) component is valued using a discounted cash flow methodology and option component valued based on option pricing model.
Subordinated liabilities	Subordinated liabilities	Valuation is based on broker quotes in an in-active market (level 3).
Private equity	Private equity and non-quoted participations investments	In general based on the European Venture Capital Association's valuation guidelines, using enterprise value/EBITDA, price/cash flow and price/earnings, etc.
Preference shares (non-quoted)	Preference shares	If the share is characterised as a debt instrument, a discounted cash flow model is used.

Fortis pursues a policy aimed at quantifying and monitoring pricing uncertainties related to the calculation of fair values using valuation techniques and internal models. Related uncertainties are a feature of the 'model risk' concept.

Model risk arises when the product pricing requires valuation techniques which are not yet standardised or for which input data cannot be directly observed in the market, leading to assumptions about the input data themselves.

The introduction of new, sophisticated products in the market has resulted in the development of mathematical models to price them. These models in turn depend on assumptions regarding the stochastic behaviour of underlying variables, numerical algorithms and other possible approximations needed to replicate the complexity of the financial instruments.

Furthermore, the underlying hypotheses of a model depend on the general market conditions (e.g. specific interest rates, volatilities) prevailing at the time the model is developed. There is no guarantee that the model will continue to yield adequate results should market conditions change drastically.

Any related model uncertainty is quantified as accurately as possible and is the basis for adjusting the fair value calculated by the valuation techniques and internal models.

Notes to the consolidated income statement

37 Insurance premiums

The following table provides an overview of the composition of gross inflow and net earned premiums for the year ended 31 December.

	2009	*2008*
Gross inflow Life	9,365	8,919
Gross inflow Non-life	2,654	2,693
Eliminations	(1)	(28)
Total gross inflow	**12,018**	**11,584**

	2009	*2008*
Net premiums Life	6,527	5,732
Net earned premiums Non-life	2,497	2,519
Eliminations	(1)	
Total net earned premiums	**9,023**	8,251

Life

The table below shows the details of Life premiums for the year ended 31 December.

	2009	*2008*
Unit-linked insurance contracts		
Single written premiums	11	7
Periodic written premiums	127	120
Group business total	*138*	*127*
Single written premiums	44	84
Periodic written premiums	41	50
Individual business total	*85*	*134*
Total unit-linked insurance contracts	**223**	**261**
Non unit-linked insurance contracts		
Single written premiums	350	320
Periodic written premiums	742	699
Group business total	*1,092*	*1,019*
Single written premiums	956	675
Periodic written premiums	758	749
Individual business total	*1,714*	*1,424*
Total non unit-linked insurance contracts	**2,806**	2,443
Investment contracts with DPF		
Single written premiums	3,173	2,706
Periodic written premiums	393	386
Total investment contracts with DPF	**3,566**	3,092
Gross premium income Life insurance	**6,595**	5,796
Single written premiums	2,553	2,895
Periodic written premiums	217	228
Premium inflow deposit accounting	**2,770**	3,123
Total gross inflow Life	**9,365**	8,919

Total premium inflow Life insurance is gross premiums received by insurance companies for issued insurance and investment contracts. Premium inflow of insurance contracts and investment contracts with DPF is recognised in the income statement. Premium inflow of investment contracts without DPF, mainly unit-linked contracts, is – after deduction of fees – directly recognised as liabilities (deposit accounting). Fees are recognised as fee income in the income statement.

	2009	*2008*
Gross premium income Life	6,595	5,796
Ceded reinsurance premiums	(68)	(64)
Net premiums Life	**6,527**	**5,732**

Non-life

The table below shows the details of Non-life insurance premiums for the year ended 31 December. Premiums for motor, fire and other damage to property and other are grouped in Property & Casualty.

	Accident & Health	*Property & casualty*	*Total*
2009			
Gross written premiums	641	2,013	2,654
Change in unearned premiums, gross	(4)	(28)	(32)
Gross earned premiums	**637**	**1,985**	**2,622**
Ceded reinsurance premiums	(27)	(112)	(139)
Reinsurers' share of unearned premiums	(1)	15	14
Net earned premiums Non-Life insurance	**609**	**1,888**	**2,497**
2008			
Gross written premiums	631	2,062	2,693
Change in unearned premiums, gross	(1)	(12)	(13)
Gross earned premiums	**630**	**2,050**	**2,680**
Ceded reinsurance premiums	(37)	(121)	(158)
Reinsurers' share of unearned premiums	1	(4)	(3)
Net earned premiums Non-Life insurance	**594**	**1,925**	**2,519**

Below is a breakdown of the net earned premiums by operating segment.

	Accident & Health	*Property & casualty*	*Total*
2009			
AG Insurance	424	1,045	1,469
Fortis Insurance International	185	843	1,028
Net earned premiums Non-Life insurance	**609**	**1,888**	**2,497**
2008			
AG Insurance	423	1,001	1,424
Fortis Insurance International	171	924	1,095
Net earned premiums Non-Life insurance	**594**	**1,925**	**2,519**

38 Interest, dividend and other investment income

The table below provides details of Interest, dividend and other investment income for the year ended 31 December.

	2009	2008
Interest income		
Interest income on cash equivalents	200	309
Interest income on loans to banks	98	406
Interest income on investments	2,124	1,932
Interest income on loans to customers	154	219
Interest income on derivatives held for trading	71	216
Other interest income	12	7
Total interest income	**2,659**	3,089
Dividend income from equity securities	37	119
Rental income from investment property	126	110
Revenues parking garage	242	242
Other investment income	59	100
Total interest, dividend and other investment income	**3,123**	3,660

39 Realised and unrealised gains and losses

For the year ended 31 December, Realised and unrealised gains and losses for the year ended 31 December are broken down as follows:

	2009	*2008*
Debt securities classified as available for sale	36	(15)
Equity securities classified as available for sale	(21)	(145)
Derivatives held for trading	91	(201)
Capital gain on sale AGI shares	697	
Investments in associates	18	
Property, plant and equipment		12
Assets and liabilities held at fair value through profit or loss	100	(174)
Hedging results		(8)
Other	32	23
Total realised and unrealised gains and losses	**953**	**(508)**

Derivatives held for trading are initially recognised at acquisition cost, including any transaction costs to acquire the financial instrument. Subsequent measurement is at fair value with changes in fair value recorded in the income statement.

All changes in fair value of the assets and liabilities held at fair value through profit or loss are reported above. This includes unrealised gains and losses from revaluations and realised gains and losses upon derecognition of the assets or liabilities.

Hedging results contain the changes in fair value attributable to the hedged risk – mainly interest-rate risk – of hedged assets and liabilities and the changes in fair value of the hedging instruments.

40 Share of result of associates

Share of result of associates for the year ended 31 December is specified in the table below, for the main associates.

	Total income (100% interest)	*Total expenses (100% interest)*	*% Fortis interest*	*Share of result of associates (Fortis share)*
2009				
Mayban Fortis Holdings	759	(575)	30.95%	57
Muang Thai Holdings	615	(546)	31%/12%	12
Tai Ping Holdings	2,836	(2,840)	24.90%	2
Royal Park Investments	912	(912)	44.71%	
IDBI Fortis Life Insurance	86	(99)	26.00%	(4)
Other				(4)
Total share of result of associates				**63**
2008				
Mayban Fortis Holdings	970	(934)	30.95%	11
Muang Thai Holdings	436	(416)	40%/15%	5
Tai Ping Holdings	2,156	(2,125)	24.90%	11
IDBI Fortis Life Insurance	41	(53)	26.00%	(3)
Other				3
Total share of result of associates				27

The result of Mayban Fortis Holding includes a one-time gain from the reassement of the life liabilities to a risk based capital approach.

41 Fee and commission income

Fee and commission income for the year ended 31 December is specified in the table below.

	2009	*2008*
Fee and commission income		
Reinsurance commissions	52	58
Insurance and investment fees	189	217
Asset management	33	33
Other service fees	101	124
Total fee and commission income	**375**	**432**

42 Other income

Other income includes the following elements for the year ended 31 December.

	2009	*2008*
Other income		
Proceeds of sale of buildings held for sale	145	45
Other	177	188
Total other income	**322**	**233**

43 Insurance claims and benefits

The details of insurance claims and benefits for the year ended 31 December are shown in the table below.

	2009	*2008*
Life insurance	7,457	6,414
Non-life insurance	1,769	1,690
Eliminations	(1)	(4)
Total insurance claims and benefits, net	**9,225**	**8,100**

Details of Life insurance claims and benefits, net of reinsurance, are shown below.

	2009	*2008*
Benefits and surrenders, gross	3,907	4,016
Change in liabilities arising from insurance and investment contracts, gross	3,578	2,422
Total Life insurance claims and benefits, gross	**7,485**	**6,438**
Reinsurers' share of claims and benefits	(28)	(24)
Total Life insurance claims and benefits, net	**7,457**	**6,414**

Details of Non-Life insurance claims and benefits, net of reinsurance, are shown in the following table.

	2009	*2008*
Claims paid, gross	1,700	1,681
Change in liabilities arising from insurance contracts, gross	106	106
Total Non-life insurance claims and benefits, gross	**1,806**	**1,787**
Reinsurers' share of change in liabilities	11	(11)
Reinsurers' share of claims paid	(48)	(86)
Total Non-life insurance claims and benefits, net	**1,769**	**1,690**

44 Finance costs

The following table shows the breakdown of finance costs by product for the year ended 31 December.

	2009	2008
Finance costs		
Debt certificates	71	413
Subordinated liabilities	180	233
Borrowings - due to banks	157	405
Borrowings - due to customers		33
Other borrowings	7	11
Derivatives	52	218
Other liabilities	31	30
Total finance costs	**498**	1,343

45 Change in impairments

The Change in impairments for the year ended 31 December is as follows:

	2009	2008
Change in impairments of:		
Investments in debt securities	9	80
Investments in equity securities and other	82	443
Investment property	11	10
Loans to banks		1
Loans to customers		2
Reinsurance and other receivables	355	21
Property, plant and equipment	6	
Goodwill and other intangible assets	2	1
Accrued interest and other assets	2	
Total change in impairments	**467**	**558**

The impairment on Reinsurance and other receivables relates mainly to the impairment on FCC (see note 20 Reinsurance and other receivables).

46 Fee and commission expenses

The components of fee and commission expenses for the year ended 31 December are as follows:

	2009	*2008*
Fee and commission expenses		
Securities	1	10
Intermediaries	903	859
Asset management fees	19	2
Custodian fees	7	4
Other fee and commission expenses	42	37
Total fee and commission expenses	**972**	**912**

47 Staff expenses

Staff expenses for the year ended 31 December are as follows:

	2009	*2008*
Staff expenses		
Salaries and wages	456	475
Social security charges	110	110
Pension expenses relating to defined benefit plans	9	27
Defined contribution plan expenses	18	15
Share based compensation	8	14
Other	39	3
Total staff expenses	**640**	**644**

Other includes the cost of termination benefits and restructuring costs and non-monetary benefits such as medical costs.

Note 9 Post-employment benefits, other long-term employees benefits and termination benefits contains further details of post-employment benefits and other long-term employee benefits, including pension costs related to defined benefit plans and defined contribution plans.

48 Other expenses

Other expenses for the year ended 31 December are as follows:

	2009	2008
Depreciation on tangible assets		
Buildings held for own use	40	27
Leasehold improvements	4	2
Investment property	44	44
Equipment	20	19
Amortisation of intangible assets		
Purchased software	3	5
Internally developed software	11	4
Value of business acquired (VOBA)	55	58
Other intangible assets	10	14
Other		
Operating lease rental expenses and related expenses	50	46
Operating and other direct expenses relating to investment property	40	36
Professional fees	79	124
Capitalised deferred acquisition costs	(463)	(194)
Depreciation deferred acquisition costs	420	153
Marketing and public relations costs	47	75
Information technology costs	100	77
Other investment charges	143	153
Maintenance and repair expenses	9	10
Cost of sale of buildings held for sale	120	32
Other	283	309
Total other expenses	**1,015**	**994**

Other includes expenses for travel, post, telephone, temporary staff and training.

49 Income tax expenses

The components of income tax expenses for the year ended 31 December are:

	2009	*2008*
Current tax expenses for the current period	176	122
Adjustments recognised in the period for current tax of prior periods	(108)	(7)
Total current tax expenses	**68**	**115**
Deferred tax arising from the current period	107	(28)
Impact of changes in tax rates on deferred taxes		(1)
Deferred tax arising from the write-down or reversal of a write-down of a deferred tax asset	146	48
Previously unrecognised tax losses, tax credits and temporary differences reducing deferred tax expense	(3)	(26)
Total deferred tax expenses	**250**	**(7)**
Tax expense (income) relating to changes in accounting policies and errors included in profit and loss		
Total income tax expenses	**318**	**108**

Below is a reconciliation of expected and actual income tax expense. The expected income tax expense was determined by relating the profit before taxation to the weighted average statutory income tax rates in Belgium and the Netherlands.

	2009	*2008*
Profit before taxation	1,630	(477)
Applicable tax rate	29.7%	29.7%
Expected income tax expense	485	(141)
Increase (decrease) in taxes resulting from:		
Tax exempt income including capital losses	(203)	68
Share in result of associates	(21)	(1)
Disallowed expenses	18	35
Previously unrecognised tax losses and temporary differences	(3)	(31)
Write-down and reversal of write-down of deferred tax assets	142	49
Foreign tax rate differential	46	149
Adjustments for tax payable in respect of previous years	(108)	(7)
Notional interest deduction	(39)	(39)
Other	1	26
Actual income tax expenses	**318**	**108**

Notes to items not recorded on the Consolidated statement of financial position

50 Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

While some ongoing legal proceedings and investigations do not trigger any immediate risk of (material) monetary consequences for Fortis, it cannot be ruled out that they could lead to such negative impact at a later stage. This is the case for (i) the investigations conducted by court-appointed experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financing of the offer on ABN AMRO, the public statements from Fortis since the offer on ABN AMRO and on the September/October transactions (for the Dutch experts) and (ii) investigations conducted by supervisory authorities in the Netherlands (Authority for the Financial Markets - AFM) and Belgium (Banking, Finance and Insurance Commission - BFIC), as well as the criminal investigation conducted in Belgium.

On 5 February 2010, the AFM has levied a fine on Fortis SA/NV and Fortis N.V. of EUR 576.000 for breaches of the Dutch Securities Act ('Wet op het financieel toezicht'). The AFM alleges that on 5 June 2008 certain statements would have been incorrect or misleading in respect of the solvency situation of Fortis and that on 14 June 2008 Fortis should have made public that the required EC remedies would imply that the financial objectives for 2008 and later could not be achieved without additional measures. This might imply that, for the period of 5 to 25 June 2008, investors may allege to have traded on not fully correct information. Fortis challenges any allegations of wrongdoing and has appealed the decision of the AFM.

Any negative findings of these ongoing investigations may lead to new proceedings against Fortis, including claims for compensatory damages being initiated against Fortis at a later stage. This may in particular be the case for the findings by the AFM which, subject to successful appeal by Fortis, have led the AFM to impose a fine as described above.

Ongoing lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of court decisions to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- Various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding (i) the annulment of decisions taken by the Fortis Board in September/October 2008 or alternative compensatory damages and/or (ii) the payment of monetary damages based on alleged miscommunication and/or market abuse committed by Fortis over the period between May 2007 and October 2008. Such proceedings include:
  - proceedings initiated before the Brussels Commercial Court by a number of individuals represented by Mr. Modrikamen; the request for provisional measures against Fortis has been dismissed on 8 December 2009 and Mr. Modrikamen has announced that he would now pursue the procedure on the merits
  - proceedings initiated by a number of individuals gathered around Deminor International, which are pending before the Brussels Commercial court
  - proceedings initiated before the Amsterdam District Court by the VEB and Deminor as well as proceedings initiated by a number of individuals represented by Mr. De Gier; these proceedings are still pending; and
  - proceedings before the Utrecht District Court initiated by a number of individuals represented by Mr. Bos, which are also still pending. In this context, some former directors and top executives of Fortis have requested the court to acknowledge the alleged obligation of Fortis, under termination agreements entered into in 2008 and/or rules of Dutch civil law, to hold such persons harmless against damages resulting from or relating to the legal proceedings initiated against them and which would originate from their functions within the Fortis group. Fortis is contesting the validity of the mentioned statutory and contractual hold harmless commitments.
- A class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between 17 September 2007 and 14 October 2008. This action has been dismissed on 19 February 2010 on the basis of lack of jurisdiction, and is subject to appeal.

Should any of these proceedings result in the annulment of (part of) the decisions taken by the Fortis Board and of the resulting agreements (which is highly unlikely, amongst others taking into account that Mr Modrikamen has announced that he would drop such claim and that Deminor has not formulated such a claim), this would have consequences on the financial position of Fortis that are unquantifiable at this stage. In the event that any court decisions were to order Fortis to pay monetary damages, this could have a severe negative impact on its financial position.

In respect of legal proceedings initiated against Fortis and Fortfinlux by investors in relation with the FRESH instrument issued in 2002, Fortis remains convinced, after consultation with its legal advisors, that its legal position is sound and is not likely to be successfully challenged in court.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis and the amount can be reasonably estimated.

Without prejudice to any specific comments made above, given the various stages and continuously evolving nature as well as inherent uncertainties and complexity of the current proceedings and investigations, management is not in a position to determine whether any claims or actions brought against Fortis in connection with these proceedings and investigations are without merit or can be successfully defended or whether the outcome of these actions or claims may or may not result in a significant loss in the Fortis Consolidated Financial Statements.

In 2008, the Fortis parent companies granted to some former executives and directors at the time of their departure a contractual hold harmless protection covering legal expenses and, in some cases, also the financial consequences of any judicial decisions in the event that legal proceedings were brought against such persons on the basis of their mandates exercised in the company. In respect of some of these persons, Fortis is contesting the validity of the contractual hold harmless commitments to the extent they relate to the financial consequences of any judicial decisions.

Contingent liabilities for hybrid instruments of former subsidiaries

Fortis' former operating entities issued a number of hybrid instruments that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these former parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

1. CASHES

CASHES (Convertible And Subordinated Hybrid Equity-linked Securities) is a EUR 3 billion instrument issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as co-obligors. According to the terms and conditions of this instrument it will only be reimbursed by Fortis Bank by means of an exchange against already issued Fortis shares, owned by Fortis Bank (the reported number of outstanding Fortis shares as at 31 December 2009 already includes the 125,313,283 Fortis shares issued for the purpose of such exchange). Pending the exchange of the CASHES against Fortis shares, these Fortis shares do not have any dividend rights or voting rights.

The principal amount of the CASHES will not be repaid in cash. The sole recourse of the holders of the CASHES against any of the co-obligors with respect to the principal amount are the 125,313,283 Fortis shares that Fortis Bank pledged in favour of such holders.

The CASHES have no maturity date, but may be exchanged for Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the CASHES will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days. Coupons on the securities, in principle payable by Fortis Bank, are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield less than 0.5%), and in certain other circumstances, coupons will mandatorily need to be settled by Fortis SA/NV and Fortis N.V. in accordance with the so called Alternative Coupon Settlement Method (ACSM), while Fortis Bank would need to issue instruments that qualify as hybrid Tier 1 instruments to Fortis as compensation for the coupons so paid by Fortis SA/NV and Fortis N.V. If the ACSM is triggered and there is insufficient available authorised capital to enable Fortis SA/NV and Fortis N.V. to meet the ACSM obligation, the coupon settlement will be postponed until such time as the ability to issue shares is restored.

Fortis' announcement on 15 March 2009 that it would not declare a dividend for the 2008 financial year would have triggered the ACSM. However, on 27 May 2009 Fortis announced its intention to resume the payment of a dividend for the 2009 financial year in 2010, whereby the dividend will be equal to or in excess of the above stated threshold dividend yield of 0.5%. As a result the coupons due during 2009 were paid in cash instead of through the ACSM.

2. MCS

On 7 December 2007, Fortis Bank Nederland, with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued mandatory convertible securities (MCS) for a total principal amount of EUR 2 billion. A breach of minimum solvency levels at Fortis Bank Nederland would lead to accelerated conversion using an ACSM for unpaid coupons.

Coupon payments on the MCS are paid by Fortis Bank Nederland; coupon payments are at the discretion of the issuers if Fortis has not declared or paid a dividend in the 12 months prior to the coupon date. Although this situation applied at the semi annual coupon dates in 2009, Fortis Bank Nederland continued to pay the coupons.

The MCS will be converted mandatorily on 7 December 2010 into Fortis shares the exact number of which will depend on the then prevailing share price, with a minimum of 88,928,413 and a maximum of 106,723,586 Fortis shares (the reported number of outstanding Fortis shares as at 31 December 2009 does not yet include these shares). According to agreements entered into between the parties, Fortis Bank Nederland N.V. should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. at conversion; this compensation is disputed by the Dutch State, after it took over control of Fortis Bank Nederland N.V.

At conversion of the MCS, Fortis will record a EUR 2 billion increase of its equity against a EUR 2 billion receivable for new Fortis Bank Nederland N.V. shares to be received from Fortis Bank Nederland N.V. In the event that the Dutch State successfully disputes this claim, Fortis SA/NV and Fortis N.V. will need to record an impairment on this receivable, subject to the level of compensation that will be agreed upon.

3. Fortis Capital Company

Fortis Capital Company Limited (FCC) issued EUR 450 million of non-cumulative, non-voting, perpetual preference shares in 1999, with a Support Agreement granted by Fortis Bank, Fortis SA/NV and Fortis N.V. Fortis Capital Company announced on 26 March 2009 that it would not call the instruments. In June 2009. Given the non-call and in accordance with the support agreement, holders of these preference shares had a one-time right to exchange their preference shares for Fortis ordinary shares, and Fortis in turn could redeem the preference shares in cash instead of issuing the required shares.

Preference shareholders representing EUR 362 million of principal amount to exchange their preference shares, and Fortis elected to pay the redemption of these preference shares in cash. Since Fortis Bank Nederland (the entity to which Fortis Capital Company on-lent the proceeds) is no longer part of Fortis, Fortis believes it is entitled to compensation for this redemption. On 24 August 2009, Fortis initiated legal proceedings on the merits of the case before the Amsterdam Commercial Court against Fortis Capital Company Limited, Fortis Bank Nederland and the Dutch State to claim full compensation for the EUR 362 million cash redemption. Fortis claim is included under reinsurance and other receivables. Due to the fact that the claim is contested by the counterparty, the amount is fully impaired as shown in Note 45 Change in impairments.

Investors in the remaining EUR 88 million of preference shares no longer have any stock settlement rights against Fortis SA/NV and Fortis N.V.

Under the terms of the Support Agreement, Fortis is still required to support the annual dividend (3-month Euribor + 2.60%) on the remaining EUR 88 million of preference shares in the event that any of the supporting companies (Fortis SA/NV, Fortis N.V. or Fortis Bank) pays a dividend while Fortis Bank Nederland for solvency reasons is unable to pay the dividend on its preference shares.

4. Fortis Bank Tier 1 debt securities 2001

Fortis Bank nv-sa issued EUR 1,000 million of redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3 month Euribor + 2.37% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V, via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V. by issuing ordinary shares or profit-sharing certificates.

The Support Agreement also gives holders the option, in the event that Fortis Bank does not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, Fortis SA/NV and Fortis N.V. have the option to settle the principal amount of the securities in cash instead. In both cases, Fortis would be compensated for this settlement by the receipt of Tier 1 debt securities of Fortis Bank.

5. Fortis Bank Tier 1 debt securities 2004

Fortis Bank nv-sa issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 4.625% until 27 October 2014 and 3 month Eurobor + 1.70% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V. via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V. by issuing ordinary shares.

51 Lease agreements

Fortis has entered into lease agreements to provide for office space, office equipment and vehicles. The following table reflects future commitments to non-cancellable operating leases as at 31 December.

	2009	*2008*
Less than 3 months	7	6
3 months to 1 year	24	18
1 year to 5 years	65	61
More than 5 years	58	66
Total	**154**	**151**
Annual rental expense:		
Lease payments	19	19

52 Assets under management

Assets under management include investments for own account, unit-linked investments on behalf of insurance policyholders and funds under management. Funds under management include investments that are managed on behalf of clients, either private or institutional, and on which Fortis earns a management or advice fee. Discretionary capital (capital actively managed by Fortis) as well as advisory capital are included in funds under management.

The following table provides a breakdown of assets under management by investment type and origin.

	31 December 2009	*31 December 2008*
Investments for own account:		
- Debt securities	51,355	43,585
- Equity securities	1,554	1,297
- Real estate	1,653	1,290
- Other	1,332	444
Total investments for own account	**55,894**	**46,616**
Investments related to unit-linked contracts	**20,695**	**18,040**
Funds under Management:		
- Debt securities	3,770	3,682
- Equity securities	2,789	2,651
- Real estate	1,930	1,757
Total funds under management	**8,489**	**8,090**
Total assets under management	**85,078**	**72,746**

Changes in funds under management are shown below.

Balance as at 1 January 2009	**8,090**
In-/outflow	(229)
Market gains/losses	628
Balance as at 31 December 2009	**8,489**

53 Events after the date of the statement of financial position

General

There have been no material events since the date of the Consolidated statement of financial position that would require adjustment to the Consolidated Financial Statements as at 31 December 2009.

Tesco Personal Finance Plc (TPF) ('Tesco') and Fortis will form a new partnership providing motor and household insurance. In the partnership, Tesco will be responsible for retail pricing, sales and marketing, customer service and new products. Fortis will use its considerable expertise to provide underwriting and claims management. The partnership involves the creation of a new entity to underwrite and manage claims. Known as Tesco Insurance Limited, the new entity will be 49.9% owned by TPF and 50.1% by Fortis. Tesco will start underwriting policies towards the end of 2010.

Statement of the Board of Directors

The Board of Directors of Fortis is responsible for preparing the Fortis Consolidated Financial Statements as at 31 December 2009 in accordance with International Financial Reporting Standards as adopted by the European Union as well as with the European Transparency Directive (2004/109/EC).

The Board of Directors reviewed the Fortis Consolidated Financial Statements on 9 March 2010 and authorised their issue.

The Board of Directors of Fortis declares that, to the best of its knowledge, the Fortis Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of Fortis, and of the uncertainties that Fortis is facing and that the information contained herein has no omissions likely to modify significantly the scope of any statements made.

However, due to circumstances beyond the control of the Board of Directors, Fortis was not able to apply IFRS in all their detail to the 2008 financial year, since the divested subsidiaries of Fortis were not able to provide auditable figures on the operating result up to the moment of sale. Fortis could not provide the IFRS-required split of the results of discontinued operations into results of divestment and some details of the 2008 operating result or the required information in the Cash Flow Statement on discontinued operations.

The Board of Directors of Fortis also declares that the Annual Review gives a fair overview of the development and performance of the businesses of the Group.

The Fortis Consolidated Financial Statements will be submitted to the Annual General Meetings of Shareholders for approval on 28 April and 29 April 2010.

Brussels/Utrecht, 9 March 2010

Board of Directors

Chairman	Jozef De Mey
Vice-Chairman	Guy de Selliers de Moranville
Chief Executive Officer	Bart De Smet
Directors	Jan Zegering Hadders
	Frank Arts
	Roel Nieuwdorp
	Lionel Perl
	Jin Shaoliang

Independent auditor's report

To the General Meetings of Shareholders of Fortis SA/NV and Fortis N.V.

Report on the Consolidated Financial Statements

We have audited the Consolidated Financial Statements, which include the financial statements of Fortis SA/NV and Fortis N.V. and their respective subsidiaries ("Fortis"), as set out on pages 7 to 163 of the Fortis Financial Statements 2009, which comprise the consolidated statement of financial position as at 31 December 2009, the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium and with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the Consolidated Financial Statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the Consolidated Financial Statements give a true and fair view of the consolidated financial position of Fortis as at 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and in accordance with the legal and regulatory requirements applicable in Belgium and with Part 9 of Book 2 of the Netherlands Civil Code.

Emphasis of Matter

Without qualifying our opinion for the matters below, we draw attention to the following:

1. As described in note 50 to the Consolidated Financial Statements as at 31 December 2009, Fortis is involved in a number of legal proceedings as well as administrative and criminal investigations in connection with certain events and developments having occurred between May 2007 and October 2008, some of which could result in financial liabilities for the company. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the Consolidated Financial Statements as at 31 December 2009.

2. As described in note 2.1 to the Consolidated Financial Statements as at 31 December 2009, no disclosure has been provided in the corresponding figures 2008 in respect of the 'Net result on discontinued operations' to distinguish between the net results of operations of the entities concerned until the date of their disposal and the net gains or losses on such disposals. In addition, no 2008 details have been provided in the Consolidated Statement of Cash-flow and related notes thereon for cash flows from the discontinued operations. The missing details in the corresponding figures have no significant effects on the comparability of the current and corresponding figures in the Consolidated Financial Statements.

Report on Other Dutch Legal and Regulatory Requirements

The Board of Directors of Fortis N.V. is responsible for the preparation of the management report in accordance with the Netherlands Civil Code. The management report is set forth in the document entitled "Annual Review 2009" accompanying the Consolidated Financial Statements. Pursuant to article 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Annual Review 2009 is consistent with the Consolidated Financial Statements as required by article 2:391 sub 4 of the Netherlands Civil Code.

Report on Other Belgian Legal and Regulatory Requirements

The Board of Directors of Fortis SA / NV is responsible for the preparation and content of the management report on the Consolidated Financial Statements, in accordance with article 119 of the Belgian Companies' Code. Our responsibility is to include in our report the following additional remark, which does not have any effect on our opinion on the Consolidated Financial Statements:

- The management report, which consists of the document entitled "Annual Review 2009" accompanying the Consolidated Financial Statements and the Report of the Board of Directors of Fortis SA/NV and Fortis NV, deals with the information required by the law, and is consistent with the Consolidated Financial Statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

Amstelveen, 9 March 2010

KPMG ACCOUNTANTS N.V.
Represented by

S.J. Kroon RA

Brussels, 9 March 2010

KPMG Réviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

M. Lange

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairman	Jozef De Mey
Vice Chairman	Guy de Selliers de Moranville
Chief Executive Officer	Bart De Smet
Directors	Frank Arts Shaoliang Jin Roel Nieuwdorp Lionel Perl Jan Zegering Hadders
Statutory auditor of Fortis SA/NV	Klynveld Peat Marwick Goedeler Réviseurs d'Entreprises SCRL Civile Bedrijfsrevisoren burg. CVBA Represented by Olivier Macq and Michel Lange
Statutory auditor of Fortis N.V.	KPMG Accountants N.V. Represented by Stef Kroon

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head Fortis, which in turn comprises a number of subsidiary companies engaged in Insurance.

Developments

The year 2009 was marked by renewed negotiations and the subsequent approval and closing of the transactions with BNP Paribas, Fortis Bank and the Belgian State's company SFPI/FPIM. The renewed negotiations involved the sale of Fortis Bank and part of the Belgian insurance activities as well as the establishment of Royal Park Investments SA/NV (RPI), a special purpose vehicle which has acquired a portion of the structured credits portfolio of Fortis Bank and in which Fortis made an equity investment of EUR 760 million, representing a stake of 44.7%.

The original agreement, dating from 5 and 6 October 2008, to sell Fortis Bank and the Belgian insurance activities was renegotiated following a court ruling on 12 December 2008 and the publication of a report by a panel of Belgium experts. The revised transaction, announced on 31 January 2009, was rejected by the shareholders' meeting of Fortis SA/NV on 11 February 2009. On 6 March 2009, an agreement was reached on revised terms for the transaction. On 28 April and 29 April 2009, the general meetings of respectively Fortis SA/NV in Ghent, Belgium, and Fortis N.V. in Utrecht, the Netherlands, approved the transactions, which were then closed on 12 May 2009. Based on the approval of the shareholders on 28 April and 29 April 2009 the doubt on Fortis' ability to continue on a going concern basis does not exist any longer in Fortis' view.

As a result of the agreement finalised on 12 May 2009 related to the funding of Royal Park Investments and the purchase by RPI of part of the structured credit portfolio of Fortis Bank, the risk for Fortis which existed under the fall back provision regarding the financing of the SPV, in the Share Purchase Agreement with the SFPI/FPIM of 10 October 2008 (as amended), and which Fortis was not able to value at the end of 2008, has ceased to exist. The total exposure for Fortis is now limited to an equity investment of EUR 760 million in Royal Park Investments, representing a stake of 44.7%. For further details of the transactions, please refer to the shareholder circular published on 16 March 2009 and press release published on 13 May 2009 on www.fortis.com.

Since 12 May 2009, Fortis consists of:

- 75% - 1 share of AG Insurance (previously Fortis Insurance Belgium);

- Fortis Insurance International which consists of a number of Life and Non-Life insurance activities in Europe and Asia, some of which are fully owned by Fortis, while others are in the form of subsidiaries and affiliates with local partners;

- General Account comprises: (i) the holding companies and various financing vehicles that have been used to issue debt to finance Fortis' (former) banking and insurance activities; (ii) the equity stake in Royal Park Investments SA/NV (RPI) mentioned above; (iii) the liability related to the quarterly interest payments on the relative performance note (RPN(I)) related to the CASHES, and (iv) the value of the call option linked to the BNP Paribas shares, granted by SFPI/FPIM.

Fortis is fully aware of the uncertainties it faces with regard to the legal proceedings started as a result of the events and developments occurred between May 2007 and October 2008 and the approval of the transactions agreed with BNP Paribas and SFPI/FPIM by the shareholders.

Results

2009 has been another memorable year for Fortis and the financial sector in general. Markets remained turbulent for everyone. Despite less than optimal market conditions, we maintained business momentum and remained well capitalised. In a difficult environment, the commercial performance has remained solid and total gross inflows went up. Life inflows reached higher levels in both Belgium and the International businesses. Non-Life inflows were negatively impacted by adverse exchange rates but still remained stable.

The net profit of the insurance operations improved sharply on last year. Life insurance operations returned to profitability after the year 2008 that was marked by substantial losses due to adverse financial markets. Non-Life net profit after non-controlling interests suffered from higher claims in both Motor and Fire. The General Account had an important contribution to net profit, which was driven by a number of exceptional items such as the capital gain on the sale of 25% of AG Insurance to Fortis Bank and other items related to the transaction with BNP Paribas, the Belgian State and Fortis Bank.

An explanation on the balance sheet and income statement of Fortis SA/NV can be found on the pages 194 and 195.

Statement of continuity of Fortis SA/NV (relating to art. 95.6 of the Belgium Company Law)

Fortis SA/NV suffered for the second time in a row a loss. However, the Board of Directors is of the opinion that Fortis SA/NV has sufficients funds and capital to continue its activities.

Amendments to the Articles of Association of Fortis SA/NV

Fortis SA/NV had end 2008 carried forward losses of EUR 22,507 million. These losses resulted from an impairment of the participating interests of Fortis SA/NV. As a consequence, the company's net assets fell below the sum of the subscribed capital and the non distributable reserves, prohibiting the payment of any dividend. Moreover, as the par value of the Fortis SA/NV share was fixed at EUR 4.284, i.e. substantially higher than the market value of the Fortis share at that time, the Board of Directors of Fortis SA/NV was barred from using the authorised capital pursuant to article 606 2° of the Belgian Companies' Code, which prohibits the use of authorised capital for issuing shares at a value below their par value.

In order to restore Fortis SA/NV' capacity to pay dividends in the future and to re-allow the Board to make use of the authorised capital, it was proposed to reduce the par value of the Fortis SA/NV shares to EUR 0.42 to the General meeting of shareholders of 28 April 2009. The shareholders of Fortis SA/NV voted in favour of reducing the par value of the shares.

Due to the reduction of the par value the share capital and share premium reserve of Fortis SA/NV were reduced by respectively EUR 9,724 million and EUR 9,240 million.

Hold harmless commitments for certain former directors and executives

In 2008, the Fortis parent companies granted to some former executives and directors at the time of their departure a contractual hold harmless protection covering legal expenses and, in some cases, also the financial consequences of any judicial decisions in the event that legal proceedings were brought against such persons on the basis of their mandates exercised in the company.

In respect of some of these persons, Fortis is contesting the validity of the contractual hold harmless commitments to the extent they relate to the financial consequences of any judicial decisions, based, inter alia, on the violation of article 523 of the Belgian Company Code and/or because the internal decision making process was not complied with.

Directors & Officers liability insurance and hold harmless commitments for current and future directors and officers

During each of the years 2007 and 2008 the former Fortis group entered into a Directors & Officers (D&O) policy for a total amount of EUR 225 million. After the events of 3 October 2008 the insurers have declared this D&O policy in 'run-off', meaning that the policy did no longer cover new events occurring after that date. This affected the position of the members of both the new Board and the existing Board.

As it appeared that no insurer was willing to provide Fortis with a new D&O policy at that time, the Fortis Board in its meeting of 11 January 2009 decided that Fortis SA/NV would provide a hold harmless commitment for the future directors (and Messrs. De Boeck and Cheung who were appointed in December 2008). For Messrs. De Boeck and Cheung this decision was taken in accordance with art. 523 of the Belgian Code of Companies.

Extract of the minutes of the Board meeting of 11 January 2009:

'With a view to ensuring (i) that the candidate Directors proposed for appointment at the upcoming Shareholders' Meetings of 11 and 13 February 2009 accept their mandate and (ii) that the Directors appointed at the Shareholders' Meetings of 1 and 2 December 2008 remain in function, the Chairman explained that the Company should consider granting an undertaking to its Directors that the Company will hold them harmless for any legal costs or damages resulting from legal proceedings initiated against them for actions taken in their capacity as Directors.
In the situation Fortis SA/NV is currently facing where there is uncertainty on the strategy going forward and the future structure of the Fortis group, no insurer is willing to provide D&O coverage. The need for such an indemnification commitment derives from this lack of protection of the Directors.'

In accordance with art. 523 of the Belgian Code of Companies, Messrs. De Boeck and Cheung informed the Board that they have a conflicting personal interest in the topic discussed, as they would benefit from the same hold harmless commitment of the Company as will be proposed for the new directors incoming after 13 February 2009. Messrs. De Boeck and Cheung requested the Company Secretary to duly inform the Company's external auditors of this conflicting interest in the 2009 annual report.

Mr. De Boeck and Mr. Cheung did not participate in the deliberation and vote on the resolution of the Board in connection with this item of the agenda.

Mr. Pottier (Linklaters) then presented a solution for the cover for new Board members (including Messrs. De Boeck and Cheung) as from 11 February 2009 (or the date on which new Board members are appointed). Under Belgian law, it is possible that the company, acting through its Board, holds the Directors harmless for costs and damages relating to Directors' liabilities provided this does not cover costs or damages related to the liability claim brought on behalf of the company (the so-called actio mandati). Linklaters then presented to the Board proposed language for a hold harmless commitment by the company that provides protection for any action initiated by third parties. On this basis the Board, after extensive discussion (Messrs. De Boeck and Cheung not participating in the deliberation or vote), decided that language along the following lines will be included in the assignment contracts of the new Board members (including Messrs. De Boeck and Cheung).

' The Company hereby irrevocably and unconditionally undertakes to indemnify and hold harmless the members of the Board of Directors, to the fullest extent permitted by law, and for a maximum amount of EUR 225m, against all actions, proceedings and claims brought against them by any third party whatsoever (including for the avoidance of doubt a shareholder acting for his own account), and all liability, loss, cost, expense (including reasonable legal expenses) or damage whatsoever relating thereto where the action, proceeding or claim in any way relates to or concerns or is connected with acts or omissions in the performance of their tasks as of [the date of appointment of the new directors] (i) as member of the board of directors or (ii) in any other function they fulfil at the request of the Company.'

The present undertaking does not apply to:

- *criminal sanctions (including settlements relating to such sanctions) incurred by any member of the Board of Directors; for the avoidance of doubt, this undertaking covers, however, the legal fees related to and the civil consequences of such criminal sanction;*
- *any liability, loss, cost, expense (including legal expenses) or damage whatsoever resulting from a fraud ("bedrog / dol") or wilful misconduct ("opzettelijke fout / faute intentionnelle") committed by any member of the Board of Directors;*
- *any liability, loss, cost, expense (including legal expenses) or damage whatsoever actually covered by insurance.*

In the event an action, proceeding or claim is brought against any member of the Board of Directors by a qualified minority of shareholders (representing 1% of the votes or shares with a total par value of EUR 1,250,000) in their own name but on behalf of the company, the company shall advance the reasonable legal costs incurred by such member of the Board of Directors for his/her defense (the 'Legal Costs'). However, should the liability of such member of the Board of Directors vis-àvis the company be admitted by a final Court decision, such member of the Board of Directors shall immediately reimburse the Legal Costs to the company'.

The Board (excluding Messrs. De Boeck and Cheung) believes that this decision is in the corporate interest of the company as it is the only manner to attract new Directors on the Board of Fortis SA/NV – which would be possible only by providing them the comfort that there will be a fair liability coverage – and to retain the Directors appointed in December 2008. Without D&O coverage, the Directors have indeed no protection against liability. As set out by the Chairman, no insurer is willing to provide D&O coverage to the Company in the current situation. The indemnification commitment derives from this lack of protection of the Directors and would provide the level of comfort that any Director may expect in performing his/her directorship.

The Board further acknowledged that there should be no financial consequences for the company arising from this indemnity other than those resulting from any payment made by the company there under."

In the next Board meeting of 14 January 2009 it was decided that a similar hold harmless commitment would be provided by the Dutch company Fortis N.V. for a maximum amount of 100 million Euro, and that this limit of 100 million Euro would also apply to the hold harmless undertaking approved by the Board of Fortis SA/NV. This meant that a global cover of 200 million Euro was approved: 100 million by Fortis SA/NV and 100 million by Fortis N.V. However, the hold harmless commitment by Fortis N.V. was only possible by means of a change to the articles of association of Fortis N.V. , which was rejected by its shareholders in the meeting of 29 April 2009. This reduced the hold harmless to 100 million Euro (by Fortis SA/NV), which in the meantime has been extended to also cover the members of the Executive Committee (within the same global limit).

In the meantime the situation on the D&O market has changed which enabled Fortis to obtain again D&O insurance cover for its directors and officers. The amount of D&O cover is currently EUR100 million.

Dividend

Fortis' Board of Directors proposes a gross dividend of 8 Eurocent per share subject to approval by the shareholders at the Annual Shareholders' meetings of 28 and 29 April 2010. This equals a payout ratio of 41% of insurance profits, in line with the announced dividend policy end of September 2009,

The number of outstanding Fortis shares carrying voting rights and entitled to a dividend was 2,351,661,425, at the end of 2009, unchanged from the previous year.

Fortis Board of Directors

On 11 and 13 February 2009, the shareholders' meetings of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive board members until the end of the Annual General Meetings of Shareholders in 2011. The Board of Directors elected Jozef De Mey as its Chairman on 13 February. Georges Ugeux resigned on the effective date of his appointment, i.e. 13 February.

All incumbent members of the Board of Directors, with the exception of Karel De Boeck, stepped down effective on 13 February 2009: Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Clara Furse, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk. Louis Cheung had resigned as non-executive director on 1 February 2009.

On 28 and 29 April 2009, the shareholders' meetings of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Frank Arts, Guy de Selliers de Moranville, Roel Nieuwdorp, Lionel Perl and Shaoliang Jin as non-executive board members until the end of the Annual General Meetings of Shareholders of 2011. Guy de Selliers de Moranville was elected Vice-Chairman by the Board of Directors on 8 May 2009.

Effective 1 July 2009 Karel De Boeck stepped down as CEO and executive director.

On 1 July 2009, Bart De Smet was co-opted by the Board of Directors of Fortis SA/NV as an executive member. Since (i) Bart De Smet was at that time however not yet appointed as member of the Board of Directors of Fortis N.V., (ii) article 13 c) of the Articles of Association of Fortis SA/NV provides that any appointment as member of the Board of Directors of Fortis SA/NV only takes effect until such member has been appointed a member of the Board of Directors of Fortis N.V. and (iii) the shareholders of Fortis N.V. approved the appointment of Bart De Smet as executive member of the Board of Directors of Fortis N.V. on 18 September 2009, the appointment of Bart De Smet as executive member of the Board of Directors of Fortis SA/NV only became effective from 18 September 2009. In order to cover the period between 1 July and 18 September 2009, the Board of Directors granted Bart De Smet a proxy as acting CEO of Fortis. A proposal to confirm the co-optation as an executive member of the Board of Directors of Fortis SA/NV for a period of three years will be submitted to the next General Meeting of Shareholders of Fortis SA/NV.

The Audit Committee is composed of Jan Zegering Hadders, Lionel Perl, Frank Arts and Shaoliang Jin. Sufficient experience and skills with regard to audit and accounting are available among the members of the audit committee based upon their past and current positions.

Remuneration of Directors

Total remuneration paid to non-executive directors both at the level of the parent companies and at the level of its subsidiaries in 2009 was EUR 0.43 million. Total remuneration paid to non-executive members of the Board of Directors as directors of Fortis amounted to EUR 1.8 million in 2008. Compensation of the CEO relates solely to his position as CEO. The remuneration paid to the CEO in 2009 amounted to EUR 250,000. In 2009, CEO Bart De Smet was granted Fortis restricted shares as part of his remuneration package.

Further details on the remuneration paid to individual Directors are included in note 11 of the Fortis Consolidated Financial Statements.

Consolidated information related to the implementation of the EU Takeover Directive and the Fortis Annual Report

For legal purposes, the Board of Directors hereby declares that the Fortis Annual Report 2009 has been prepared in accordance with the statutory rules implementing the EU Takeover Directive that came into force in the Netherlands on 31 December 2006 and in Belgium on 1 January 2008. The Board hereby gives the following explanations concerning the respective elements to be addressed under the new rules:

- A comprehensive overview of the prevailing capital structure can be found in notes 4 and 30 of the Fortis Consolidated Financial Statements 2009.
- Restrictions on the transfer of shares extend only to preference shares (if issued) and the securities described in note 30 of the Fortis Consolidated Financial Statements 2009.
- Fortis lists under the heading 'Shareholder Information' in the Fortis Annual Review 2009 any major shareholdings of third parties that exceed the threshold laid down by law in Belgium and the Netherlands and by the Articles of Association of Fortis SA/NV.
- No special rights are attached to issued shares other than those mentioned in notes 4 and 30 of the Fortis Consolidated Financial Statements 2009.

- Share option and share purchase plans, if any, are outlined in note 10 of the Fortis Consolidated Financial Statements 2009. The Board of Directors decides on the issuance of shares and options, as applicable, subject to local legal constraints.
- Except for the information provided in notes 4, 13 and 30 of the Fortis Consolidated Financial Statements 2009, Fortis is unaware of any agreement among shareholders that may restrict either the transfer of shares or the exercise of voting rights.
- Board members are elected or removed by a majority of votes cast at the General Meetings of both Fortis SA/NV and Fortis N.V. Any amendment to the Articles of Association requires the General Meetings to pass a resolution to that effect. If fewer than 50% of the shareholders are represented, a second meeting must be convened which will be able to adopt the resolution with 75% of the votes regardless of the quorum. For amendments to the Articles of Association related to the twinned share principle, the General Meetings of both Fortis SA/NV and Fortis N.V. must comply with the quorum and majority requirements laid down in those articles.
- The Fortis Board is entitled both to issue and to buy back shares, in accordance with authorisations granted by the General Meetings of Fortis SA/NV and Fortis N.V. The present authorisations will expire on 28 October 2010 as far as Fortis SA/NV is concerned and on 18 March 2011 for Fortis N.V.
- Neither Fortis SA/NV nor Fortis N.V. is a party to any major agreement that would either become effective, be amended and/or be terminated due to any change of control over the company as a result of a public takeover bid.
- Neither Fortis SA/NV nor Fortis N.V. has entered into an agreement with its Board members or employees, which would allow the disbursement of special severance pay in the case of termination of employment as a result of a public takeover bid.

Fortis shareholders are under an obligation to meet certain notification requirements when their participation exceeds or drops below certain thresholds, as prescribed by Belgian and Dutch law and by the articles of association of Fortis SA/NV. For Fortis SA/NV, shareholders are to notify the Company as well as the Belgian Banking, Finance and Insurance Commission when their participation exceeds or drops below the thresholds of 3% or 5% of the voting rights or any multiple of 5%. For Fortis N.V., shareholders at least have to notify the Dutch Authority for the Financial Markets (which will inform the Company) when their participation (shares or voting rights) exceeds or drops below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Fortis publishes such information on its website.

Outlook

2010 will be another important year for Fortis. We must maintain business momentum and meet the expectations of our customers, while simultaneously managing our legacy issues. Any decisions taken will always be in the interests of the long term future of our company.

Although the markets are beginning to show modest signs of recovery, we are under no illusion, this will be a challenging year. We are nevertheless determined to reinforce the fortunes and reputation of Fortis.

Brussels/Utrecht, 9 March 2010

Board of Directors

Fortis SA/NV
Financial Statements 2009

Fortis SA/NV

Rue Royale 20

1000 Brussels, Belgium

General information

1. Foreword

Most of the 'General information' is included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. This section of general information contains solely information on Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred to anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels register of legal entities under no. 0451.406.524.

3. Incorporation and publication

The company was incorporated on 6th November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the Registry of the Commercial Court at Brussels and at the company's registered office.

The financial statements are filed with the National Bank of Belgium. Decisions on the appointment and withdrawal of Board members of the companies are published, amongst others in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The financial statements of the company are available at the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these financial statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet before profit appropriation

	31 December 2009	31 December 2008
Assets		
FIXED ASSETS	4,092	4,092
Incorporation expenses		
Intangible fixed assets		
Tangible fixed assets		
Financial fixed assets	**4,092**	**4,092**
Affiliated companies	4,092	4,092
- Participating interests	4,092	4,092
CURRENT ASSETS	82	63
Amounts receivable after more than one year		
Stocks and contracts in progress		
Amounts receivable within one year	**43**	**28**
- Trade accounts receivable	2	1
- Other amounts receivable	41	27
Short-term investments	**13**	**15**
- Own shares	13	15
Liquid assets	**26**	**20**
Prepayments and accrued income		
Total assets	**4,174**	**4,155**

	31 December 2009	31 December 2008
Liabilities		
Shareholders' equity	3,909	4,103
Capital	**1,057**	**10,781**
- Subscribed capital	1,057	10,781
Share premium reserve		**9,240**
Capital gains due to revaluations		
Reserves	**3,045**	**6,589**
- Legal reserve		660
- Reserves not available for distribution	569	571
- For own shares	13	15
- Other	556	556
- Tax-free reserves		
- Reserves available for distribution	2,476	5,358
Profit carried forward	**(193)**	**(22,507)**
Provisions and deferred taxes		
Provisions for risks and charges		
- Pensions and similar commitments		
- Taxes		
- Major renovation and maintenance projects		
- Other risks and charges		
Deferred taxes		
Amounts payable	265	52
Amounts payable after more than one year		
Amounts payable within one year	**265**	**51**
- Current portion of amounts payable after more than one year		
- Financial debts	226	
- Commercial debts	2	5
- Suppliers	2	5
Advance payments received on account of contracts in progress		
Amounts payable in respect of taxes, remuneration and social charges		
- Taxes		
- Remuneration and social charges		
Other amounts payable	37	46
Accruals and deferred income		**1**
Total liabilities	4,174	4,155

Income statement

	2009	2008
Operating income		
Turnover :		
- Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods		
- Own construction capitalised		
- Other operating income	1	
Operating expenses	194	20
- Goods for resale, raw and ancillary materials		
- Purchases		
- Increase (-), decrease (+) in stocks		
- Services and miscellaneous goods	13	7
- Remuneration, social charges and pensions		
- Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets		13
- Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable		
- Increase (+), decrease (-) in provisions for risks and charges		
- Other operating expenses	181	
- Operating expenses capitalised as restructuring costs		
Operating loss	(193)	(20)
Financial income		1,183
- Income from financial fixed assets		1,180
- Income from current assets		3
- Other financial income		
Financial charges		(47)
- Interest in respect of amounts payable		1
- Increase (+), decrease (-) in amounts written down on current assets other than stocks, contracts in progress and trade		
- Other financial charges		46
Profit on ordinary activities, before taxes	(193)	**1,116**

	2009	2008
Extraordinary income		
Extraordinary charges		25,163
Profit for the financial year before taxes	(193)	(24,047)
Tax on profits		
Taxes		
Adjustment of taxes and write-back of tax provisions		
Profit for the financial year	(193)	(24,047)
Transfer from tax-exempt reserves		
Transfer to tax-exempt reserves		
Profit for the financial year available for appropriation	(193)	(24,047)

	2009	2008
Appropriation of profit		
Profit to be appropriated	(22,699)	(24,047)
Profit for the financial year available for appropriation	(193)	(24,047)
Profit carried forward from the previous financial year	(22,506)	1,541
Transfers from shareholders' equity	24,982	
From the capital and share premium reserves	18,964	
From the reserves	6,018	
Transfer to shareholders' equity	2,476	
To the capital and share premium reserve		
To the legal reserve		
To the other reserves	2,476	
Result to be carried forward	(193)	(22,506)
Shareholders' contribution in respect of losses		
Profit to be distributed		
Dividends		
Directors' entitlements		
Other allocations		

Notes

	2009	2008
Statement of incorporation expenses		
Net book value as at the end of the preceding financial year		
Change during the financial year:		
- New expenses incurred		13
- Depreciation		13
- Other		
Net book value as at the end of the financial year, comprising:		
- Incorporation expenses and capital increase expenses,		
- Loan issuance expenses and other formation expenses		
- Restructuring costs		

	2009	2008
Status of financial fixed assets		
Affiliated companies - Participating interests, equity securities		
Acquisition value as at the end of the preceding financial year	29,255	28,005
Changes during the financial year:		
- Acquisitions		1,250
- Disposals and asset retirements		
- Reclassification		
Acquisition value as at the end of the financial year	4,092	29,255
Capital gains		
Depreciation and amounts written off	25,163	25,163
Uncalled amounts		
Net book value at the end of the financial year	4,092	4,092
Receivables from related parties		
Net book value at the end of the preceding financial year	43	28
Change during the financial year		
Receivables at the end of the financial year		
Accumulated amounts written off		

Participating interests and entitlements in other companies

The following list comprises the companies in which Fortis SA/NV holds a participating interest, as well as the other companies in which Fortis SA/NV holds entitlements representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE
In case of a company governed
by Belgian law, the V.A.T. or NATIONAL NUMBER

	Entitlements held by			*Information derived from the latest available financial statements*			
	The company (directly)		subsidiaries	Financial statements as at	Currency code	Shareholders equity	Net Resullt
	Number	%	%			(+) or (-) *(in millions of monetary units)*	
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 0476.301.276*				31/12/2008	EUR	4,609	(31,994)
Ordinary shares	810,551,285	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, NEDERLAND*				31/12/2008	EUR	4,176	(1,055)
Ordinary shares	500,000,001	50.00					

	2009	2008
Specification of equity and structure of the shareholder group		
Equity		
Subscribed capital		
- At previous year end		10,781
- At year end	1,056	
	Amounts	*Number of shares*
Changes during the financial year		
- Write down	(9,724)	
Capital represented by		
Types of shares		
- Ordinary shares	1,056	2,516,657,248
- Registered shares	xxxxxxxxxx	154,161,705
- Bearer shares	xxxxxxxxxx	2,362,495,543
Unpaid capital		
Own shares held by:		
- The company itself		
- Amounts	13	
- Number of shares	493,458	
- Its subsidiaries		
- Amounts		
- Number of shares	35,893	
Commitments to issue shares		
- In connection with conversion rights		
- Amount of outstanding convertible notes		
- Amount of capital to be subscribed		
- Maximum number of shares to be issued		
- In connection with subscription rights		
- Number of outstanding subscription rights	30,232,060	
- Amount of capital to be subscribed	13	
- Maximum number of shares to be issued	30,232,060	
Capital authorised but not subscribed	2,022	
Shares issued not representing capital		

Structure of the shareholder group of the company as at the closing date of the financial year, as shown by the notices received by the company

As far as known by Fortis SA/NV, the structure of the company's stable shareholders at 31 December 2009, was as follows:	Number of shares	%
Fortis Bank	125,313,283	4.98
Ping An Life Insurance Company of China, Ltd	120,996,265	4.81
Black Rock Inc	85,221,130	3.39

On 31 December, the members of the Board of Directors of Fortis SA/NV jointly held 198,676 shares, 177,099 options, and 13,150 restricted shares.

	2009	2008
Status of liabilities		
Amounts payable originally due after more than one year, according to their remaining term to maturity		
Guaranteed amounts payable		
Amounts payable in respect of taxes, remuneration and social charges		
Taxes		
- Taxes due		
- Taxes not yet due		
- Estimated taxes payable		
Remuneration and social charges		
- Amounts due to the National Social Security Office		
- Other amounts payable in respect of remuneration and social charges		
Transitory accounts		
- Cost of shareholders meetings		1

	2009	2008
Financial results		
Other financial income		
Amounts written down on loan issuance costs and from risks		
Capitalised interest		
Amount written down on current assets		
Other financial charges		
Provisions of a financial nature		
Breakdown of other financial charges		
- Expenses related to own funds		46
- Other expenses in respect of own funds		

	2009	2008
Income taxes and other taxes		
Income taxes		
Taxes on the result for the financial year		
- Income taxes due or paid		
- Surplus on prepaid taxes or activated withholding tax		
- Estimated additional charges for income taxes		
Taxes on the result for previous years		
- Additional charges for income taxes due or paid		
- Estimated additional charges for income taxes or provisioned		
Main sources of differences between the profit before taxes, as stated in the financial statements, and the estimated taxable profit		
Dividends of subsidiaries, of which 95% not taxable		1,180
Impact of the extraordinary results on the level of taxation on the result for the financial year		
Sources of deferred taxes		
- Deferred tax assets	243	45
- Loss carried forward, deductible from future taxable profits	193	45
- Other deferred tax assets	50	

	2009	2008
Taxes on value added and taxes to the debit of third parties		
Amount of value added tax charged during the financial year:		
Amounts withheld to the debit of third parties in the form of:		
- Advance levy withheld from wage, salaries and benefits		
- Withholding tax	61	61

	2009	2008
Rights and commitments not reflected in the balance sheet		
Personal security provided or irrevocably pledged by the company by way of surety		
For amounts payable by or commitments of third parties, of which		
- Outstanding bills of exchange endorsed by the company		
- Bills drawn or guaranteed by the company		
- Maximum amount for which other debts or commitments of third parties are guaranteed by the company		

Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

While some ongoing legal proceedings and investigations do not trigger any immediate risk of (material) monetary consequences for Fortis, it cannot be ruled out that they could lead to such negative impact at a later stage. This is the case for (i) the investigations conducted by court-appointed experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financing of the offer on ABN AMRO, the public statements from Fortis since the offer on ABN AMRO and on the September/October transactions (for the Dutch experts) and (ii) investigations conducted by supervisory authorities in the Netherlands (Authority for the Financial Markets - AFM) and Belgium (Banking, Finance and Insurance Commission - BFIC), as well as the criminal investigation conducted in Belgium.

On 5 February 2010, the AFM has levied a fine on Fortis SA/NV and Fortis N.V. of EUR 576,000 for breaches of the Dutch Securities Act ('Wet op het financieel toezicht'). The AFM alleges that on 5 June 2008 certain statements would have been incorrect or misleading in respect of the solvency situation of Fortis and that on 14 June 2008 Fortis should have made public that the required EC remedies would imply that the financial objectives for 2008 and later could not be achieved without additional measures. This might imply that, for the period of 5 to 25 June 2008, investors may allege to have traded on not fully correct information. Fortis challenges any allegations of wrongdoing and has appealed the decision of the AFM.

Any negative findings of these ongoing investigations may lead to new proceedings against Fortis, including claims for compensatory damages being initiated against Fortis at a later stage. This may in particular be the case for the findings by the AFM which, subject to successful appeal by Fortis, have led the AFM to impose a fine as described above.

Ongoing lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of court decisions to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- Various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding (i) the annulment of decisions taken by the Fortis Board in September/October 2008 or alternative compensatory damages and/or (ii) the payment of monetary damages based on alleged miscommunication and/or market abuse committed by Fortis over the period between May 2007 and October 2008. Such proceedings include:
  - proceedings initiated before the Brussels Commercial Court by a number of individuals represented by Mr. Modrikamen; the request for provisional measures against Fortis has been dismissed on 8 December 2009 and Mr. Modrikamen has announced that he would now pursue the procedure on the merits
  - proceedings initiated by a number of individuals gathered around Deminor International, which are pending before the Brussels Commercial court
  - proceedings initiated before the Amsterdam District Court by the VEB and Deminor as well as proceedings initiated by a number of individuals represented by Mr. De Gier; these proceedings are still pending; and
  - proceedings before the Utrecht District Court initiated by a number of individuals represented by Mr. Bos, which are also still pending. In this context, some former directors and top executives of Fortis have requested the court to acknowledge the alleged obligation of Fortis, under termination agreements entered into in 2008 and/or rules of Dutch civil law, to hold such persons harmless against damages resulting from or relating to the legal proceedings initiated against them and which would originate from their functions within the Fortis group. Fortis is contesting the validity of the mentioned statutory and contractual hold harmless commitments.
- A class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between 17 September 2007 and 14 October 2008. This action has been dismissed on 19 February 2010 on the basis of lack of jurisdiction, and is subject to appeal.

Should any of these proceedings result in the annulment of (part of) the decisions taken by the Fortis Board and of the resulting agreements (which is highly unlikely, amongst others taking into account that Mr Modrikamen has announced that he would drop such claim and that Deminor has not formulated such a claim), this would have consequences on the financial position of Fortis that are unquantifiable at this stage. In the event that any court decisions were to order Fortis to pay monetary damages, this could have a severe negative impact on its financial position.

In respect of legal proceedings initiated against Fortis and Fortfinlux by investors in relation with the FRESH instrument issued in 2002, Fortis remains convinced, after consultation with its legal advisors, that its legal position is sound and is not likely to be successfully challenged in court.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis and the amount can be reasonably estimated.

Without prejudice to any specific comments made above, given the various stages and continuously evolving nature as well as inherent uncertainties and complexity of the current proceedings and investigations, management is not in a position to determine whether any claims or actions brought against Fortis in connection with these proceedings and investigations are without merit or can be successfully defended or whether the outcome of these actions or claims may or may not result in a significant loss in the Fortis Consolidated Financial Statements.

In 2008, the Fortis parent companies granted to some former executives and directors at the time of their departure a contractual hold harmless protection covering legal expenses and, in some cases, also the financial consequences of any judicial decisions in the event that legal proceedings were brought against such persons on the basis of their mandates exercised in the company. In respect of some of these persons, Fortis is contesting the validity of the contractual hold harmless commitments to the extent they relate to the financial consequences of any judicial decisions.

Contingent liabilities for hybrid instruments of former subsidiaries

Fortis' former operating entities issued a number of hybrid instruments that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these former parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

1. CASHES

CASHES (Convertible And Subordinated Hybrid Equity-linked Securities) is a EUR 3 billion instrument issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as co-obligors. According to the terms and conditions of this instrument it will only be reimbursed by Fortis Bank by means of an exchange against already issued Fortis shares, owned by Fortis Bank (the reported number of outstanding Fortis shares as at 31 December 2009 already includes the 125,313,283 Fortis shares issued for the purpose of such exchange). Pending the exchange of the CASHES against Fortis shares, these Fortis shares do not have any dividend rights or voting rights.

The principal amount of the CASHES will not be repaid in cash. The sole recourse of the holders of the CASHES against any of the co-obligors with respect to the principal amount are the 125,313,283 Fortis shares that Fortis Bank pledged in favour of such holders.

The CASHES have no maturity date, but may be exchanged for Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the CASHES will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days. Coupons on the securities, in principle payable by Fortis Bank, are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield less than 0.5%), and in certain other circumstances, coupons will mandatorily need to be settled by Fortis SA/NV and Fortis N.V. in accordance with the so called Alternative Coupon Settlement Method (ACSM), while Fortis Bank would need to issue instruments that qualify as hybrid Tier 1 instruments to Fortis as compensation for the coupons so paid by Fortis SA/NV and Fortis N.V. If the ACSM is triggered and there is insufficient available authorised capital to enable Fortis SA/NV and Fortis N.V. to meet the ACSM obligation, the coupon settlement will be postponed until such time as the ability to issue shares is restored.

Fortis' announcement on 15 March 2009 that it would not declare a dividend for the 2008 financial year would have triggered the ACSM. However, on 27 May 2009 Fortis announced its intention to resume the payment of a dividend for the 2009 financial year in 2010, whereby the dividend will be equal to or in excess of the above stated threshold dividend yield of 0.5%. As a result the coupons due during 2009 were paid in cash instead of through the ACSM.

2. MCS

On 7 December 2007, Fortis Bank Nederland, with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued mandatory convertible securities (MCS) for a total principal amount of EUR 2 billion. A breach of minimum solvency levels at Fortis Bank Nederland would lead to accelerated conversion using an ACSM for unpaid coupons.

Coupon payments on the MCS are paid by Fortis Bank Nederland; coupon payments are at the discretion of the issuers if Fortis has not declared or paid a dividend in the 12 months prior to the coupon date. Although this situation applied at the semi annual coupon dates in 2009, Fortis Bank Nederland continued to pay the coupons.

The MCS will be converted mandatorily on 7 December 2010 into Fortis shares the exact number of which will depend on the then prevailing share price, with a minimum of 88,928,413 and a maximum of 106,723,586 Fortis shares (the reported number of outstanding Fortis shares as at 31 December 2009 does not yet include these shares). According to agreements entered into between the parties, Fortis Bank Nederland N.V. should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. at conversion; this compensation is disputed by the Dutch State, after it took over control of Fortis Bank Nederland N.V.

At conversion of the MCS, Fortis will record a EUR 2 billion increase of its equity against a EUR 2 billion receivable for new Fortis Bank Nederland N.V. shares to be received from Fortis Bank Nederland N.V. In the event that the Dutch State successfully disputes this claim, Fortis SA/NV and Fortis N.V. will need to record an impairment on this receivable, subject to the level of compensation that will be agreed upon.

3. Fortis Capital Company

Fortis Capital Company Limited (FCC) issued EUR 450 million of non-cumulative, non-voting, perpetual preference shares in 1999, with a Support Agreement granted by Fortis Bank, Fortis SA/NV and Fortis N.V. Fortis Capital Company announced on 26 March 2009 that it would not call the instruments In June 2009. Given the non-call and in accordance with the support agreement, holders of these preference shares had a one-time right to exchange their preference shares for Fortis ordinary shares, and Fortis in turn could redeem the preference shares in cash instead of issuing the required shares.

Preference shareholders representing EUR 362 million of principal amount to exchange their preference shares, and Fortis elected to pay the redemption of these preference shares in cash. Since Fortis Bank Nederland (the entity to which Fortis Capital Company on-lent the proceeds) is no longer part of Fortis, Fortis believes it is entitled to compensation for this redemption. On 24 August 2009, Fortis initiated legal proceedings on the merits of the case before the Amsterdam Commercial Court against Fortis Capital Company Limited, Fortis Bank Nederland and the Dutch State to claim full compensation for the EUR 362 million cash redemption. Fortis claim is included under reinsurance and other receivables. Due to the fact that the claim is contested by the counterparty, the amount is fully impaired as shown in Note 45 Change in impairments.

Investors in the remaining EUR 88 million of preference shares no longer have any stock settlement rights against Fortis SA/NV and Fortis N.V.

Under the terms of the Support Agreement, Fortis is still required to support the annual dividend (3-month Euribor + 2.60%) on the remaining EUR 88 million of preference shares in the event that any of the supporting companies (Fortis SA/NV, Fortis N.V. or Fortis Bank) pays a dividend while Fortis Bank Nederland for solvency reasons is unable to pay the dividend on its preference shares.

4. Fortis Bank Tier 1 debt securities 2001

Fortis Bank nv-sa issued EUR 1,000 million of redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3 month Euribor + 2.37% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V, via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V. by issuing ordinary shares or profit-sharing certificates.

The Support Agreement also gives holders the option, in the event that Fortis Bank does not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, Fortis SA/NV and Fortis N.V. have the option to settle the principal amount of the securities in cash instead. In both cases, Fortis would be compensated for this settlement by the receipt of Tier 1 debt securities of Fortis Bank.

5. Fortis Bank Tier 1 debt securities 2004

Fortis Bank nv-sa issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 4.625% until 27 October 2014 and 3 month Eurobor + 1.70% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V. via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V by issuing ordinary shares.

Related Parties

	2009	2008
Relationships with affiliated companies and companies in which the company holds participating interests		
Affiliated companies		
Financial fixed assets	**4,092**	**4,092**
-Participating interests	4,092	4,092
Amounts receivable	**1**	
Maximum 1 year	1	
Short-term investments		
Amounts payable		

	2009	2008
Personal and collateral security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	**4,306**	**7,629**
Personal and collateral security provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
Other significant financial commitments		
Financial results		**1,180**
- Income from financial fixed assets		1,180
- Income from current assets		
- Other financial income		
- Interest in respect of amounts payable		
- Other financial charges		
Realisation of fixed assets		

Financial relationships with

Managing directors and managers, persons or legal entities who/which control the company directly or indirectly but who are not affiliated companies or other companies that are controlled directly or indirectly by these persons

	2009	2008
Amounts receivable from these persons or entities		
Sureties provided on their behalf		
Other significant commitments undertaken on their behalf		
Direct and indirect remuneration and pensions charged to the income statement, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:		
- managing directors and managers		1
- former managing directors and former managers		

	2009	2008
Fees of the statutory auditors		1
Fees for exceptional performances or particular assignments within the company		
- Other assignments		
- Tax advisory assignments		
- Assignments other than the statutory audit		
Fees for exceptional projects or particular assignments within the company by persons who are related to the statutory auditors		
- Other assignments		
- Tax advisory assignments		
- Assignments other than the statutory audit		

Remarks as required by article 133, paragraph 6 of the Company Law

Exception to the rule 1:1: Fortis SA/NV is not bound to the rule 1:1 because the Fortis consortium, to which Fortis SA/NV belongs, is audited by a common overall audit. In addition, the audit committee of the Fortis consortium follows a systematic approach for the approval of requests for particular or exceptional audit assignments.

Summary of valuation principles

Incorporation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, excluding acquisition costs.

Amounts receivable and liquid assets

Amounts receivable and liquid assets are accounted for at face value or at acquisition price.

The three items above are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

Short-term investments

Securities are recorded at their acquisition price.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition price of the securities.

Conversion of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are converted in EUR at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the income statement.

Social balance

Fortis SA/NV does not employ any staff as at 31 December 2009.

Additional disclosure on items in the balance sheet and income statement

ASSETS

Fixed assets: EUR 4,092 million

As at 31 December 2009, Financial fixed assets concern Fortis Utrecht (EUR 1,777 million) and Fortis Brussels (EUR 2,314 million).

Amounts receivable within one year: EUR 43 million

This amount relates mainly to taxes Fortis will recover from the Belgian State. These taxes have been paid to the Belgian Tax Authorities but in the same time claimed back in the frame of the Cobelfret arrest.

Short-term investments: EUR 13 million

This amount relates to Fortis shares that are being held as hedging for the restricted share plans in favour of Executive Managers and (ex-)members of the Board of Directors of Fortis Brussels.

LIABILITIES and Shareholders' equity

Shareholders' equity: EUR 1,057 million

Subscribed share capital

It was decided at the general meeting of shareholders of Fortis SA/NV on 28 april 2009 to restructure the shareholders' equity in the company. The company's share capital was reduced from EUR 10,781 million to EUR 1,057 million in the first instance in order to clear the losses carried forward.

Share premium reserve: EUR 0

At the same General Meeting referred to above, it was decided, in the context of the restructuring of shareholders' equity, to reduce the 'share premium reserve' on the balance sheet from EUR 9,240 million to EUR 0.

Unavailable reserves: EUR 569 million

This amount relates on the one hand to Fortis shares that are being held as hedging for the restricted share plans in favour of Executive Managers and (ex-)members of the Board of Directors of Fortis Brussels EUR 13 million) and on the other hand unavailable reserves created on the occasion of former legal restructuring of the groups' structure (EUR 556 million).

Reserves available for distribution: EUR 2,476 million

At the same General Meeting referred to above, it was decided, in the context of the restructuring of shareholders' equity, to first reduce the balance sheet item 'reserves available for distribution' and later increase it to an amount of EUR 2,476 million.

Profit/loss carried forward: EUR (193) million

After the restructuring of the shareholders' equity in the company, the loss amounting to EUR 22,507 million carried forward from the previous financial year was completely cancelled out. The financial year closed with a loss of EUR 193 million, which can be mostly attributed to the EUR 362 million penalty Fortis SA/NV and Fortis N.V. had to pay; each for equal parts, to the Dutch State in the Fortis Capital Company Case.

Amounts payable within one year: EUR 265 million

The penalty relating to FCC was paid for 50% by Fortis SA/NV. As a result of this cash transfer, the current account of Fortis SA/NV became a negative balance which is included under amounts payable.

Other debts amounting to EUR 37 million relate to dividend attributed to shareholders during past years but not paid out yet.

INCOME STATEMENT

Operating income: EUR 1 million
This item concerns the re-charging of consultancy expenses already paid by Fortis Brussels to Fortis N.V.

Operating expenses: EUR 13 million
Operating expenses can be broken down as follows:

- Lawyers, consultants 8,313,282
- Annual meetings 4,463,253
- Directors' remuneration 275,097

Other operating expenses : EUR 181 million
This relates to the penalty Fortis SA/NV and Fortis NV had to pay; each for equal parts, to the Dutch State in the Fortis Capital Company Case.

Information on the Consolidated Financial Statements

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish Consolidated Financial Statements.

The Fortis Consolidated Financial Statements are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (the Netherlands).

Appropriation of profit

Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands together form the holding companies of Fortis. The listed shares of Fortis SA/NV and Fortis N.V. were twinned at the end of 2001 to form a new listed security, the Fortis share. One Fortis share comprises one ordinary share of Fortis SA/NV and one ordinary share of Fortis N.V. including all the rights attached to those shares, such as voting rights and dividend rights.

Fortis SA/NV and Fortis N.V. pursue the same dividend policy and shareholders may elect to receive dividend either from Fortis SA/NV or from Fortis N.V. Shareholders have to state their preferred source of dividend on a 'dividend election form' that is not available until after the Annual General Meetings of Fortis SA/NV and Fortis N.V.

Since shareholders cannot elect the source of their dividend payment until after the Annual General Meeting, it is impossible for Fortis SA/NV to present to this Annual General Meeting financial statements after appropriation of dividend. Because of this, the Minister has given permission for the company financial statements for 2008 and the years thereafter to be drawn up before appropriation of profit.

Statutory auditor's report to the general shareholders' meeting on the financial statements of the company Fortis SA/NV as of and for the year ended 31 December 2009

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the financial statements and the required additional disclosures and information.

Unqualified opinion on the financial statements with emphasis of matter paragraph

We have audited the financial statements of Fortis SA/NV as of and for the year ended 31 December 2009, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 4,174 million and a result for the year of EUR (193) million.

The company's board of directors is responsible for the preparation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the financial statements contain material misstatements, whether due to fraud or error. In making this risk assessment, we have considered the company's internal control relating to the preparation and fair presentation of the financial statements, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the financial statements taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's net worth and financial position as of 31 December 2009 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Without qualifying our opinion for the matter below, we draw attention to the following:

- As described in note 50 to the company's consolidated financial statements, the company is involved in various claims, disputes and legal proceedings and in a number of administrative and criminal investigations in connection with certain events and transactions having occurred between May 2007 and October 2008, which may result in financial liabilities for the company. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the financial statements.

Additional remarks and information

The company's board of directors is responsible for the preparation and content -of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association. Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the financial statements:

- The management report which consists of the document entitled "Annual Review 2009" accompanying the Consolidated Financial Statements and the Report of the Board of Directors of Fortis SA/NV and Fortis NV deals with the information required by the law and is consistent with the financial statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- As indicated in the Report of the Board of Directors of Fortis SA/NV, the Board of Directors has decided on 11 January 2009, in the absence of Mr. De Boeck and Mr. Cheung pursuant to article 523 of the Belgian Companies Code, to indemnify and hold harmless certain members of the Board of Directors against all actions, proceedings and claims brought against them by any third party. By a subsequent board decision, the coverage of the indemnification was capped at EUR 100 million. The Board indicated that there should be no financial consequences arising from this indemnity other than those resulting from any payment made by the Company thereunder. The Board also indicated that the maximum coverage of EUR 100 million relates to all claims made in any one specific calendar year in respect of any legal costs or damages resulting from legal proceedings initiated against them for their actions as directors during that year. However, while it is clear that the maximum exposure for the company is EUR 100 million on a yearly basis, we are not in a position to determine the potential costs that may be incurred by the Company on an accumulated basis over the period for which the indemnification arrangements will remain in force.

- As mentioned by the Report of the Board of Directors, the conflict of interest procedure (article 523 Belgian Companies Code) and/or the internal decision making procedure were not respected for decisions taken in the context of the departure of some directors and officers. Except as referred to above, we are not aware of any other violations of the Articles of association or of the Companies Code.

Brussels, 9 March 2010
The auditor
KPMG Réviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Olivier Macq
Réviseur d'Entreprises

Michel Lange
Réviseur d'Entreprises

Fortis N.V.
Financial Statements 2009

Fortis N.V.

Archimedeslaan 6

3584 BA Utrecht, the Netherlands

Balance sheet

(before appropriation of profit)

	31 December 2009	31 December 2008
Assets		
Financial fixed assets		
- Participating interests in group companies	4,107	3,483
Current assets		
- Other receivables and accrued interest		
Cash and cash equivalents		42
	4,107	3,525
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	1,057	1,057
- Share premium reserve	14,277	14,275
- Unrealised gains and losses	(1,294)	(1,475)
- Legal reserve participating interests	139	94
- Other reserves	(10,478)	3,666
- Retained result current financial year	264	(14,099)
	3,965	3,518
Current Liabilities		
- Liabilities to credit institutions	137	
- Other payables and accrued liabilities	5	7
	4,107	3,525

Income Statement

	2009	2008
Profit from group companies	443	(14,101)
Other results after taxation	(179)	2
Net profit	264	(14,099)

Explanatory notes to the balance sheet and income statement

General

Fortis is a company with a global presence.

The Fortis Consolidated Financial Statements 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS as adopted by the European Union). In accordance with section 2:362, subsection 8 of the Netherlands Civil Code, the Board of Directors of Fortis N.V. decided to prepare the Non-Consolidated Financial Statements based on accounting principles applied in the Fortis Consolidated Financial Statements.

Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements. The share in the results of participating interests in group companies is reported in accordance with the principles of valuation and profit determination that apply to the Fortis Consolidated Financial Statements.

Fortis N.V. has applied article 2:402 in preparing the income statement. All amounts stated in the tables of these Financial Statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including an explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less impairments where necessary.

Financial fixed assets

Participating interests in group companies

This item consists of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year end 2009 and year end 2008. Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements.

Movements in the balance sheet items are as follows:

	2009	2008
Balance as at 1 January	3,483	16,692
Capital increases		1,250
Share of profit from participating interests	443	(14,101)
Dividend received		(1,195)
Revaluation of participating interests	181	867
Foreign exchange differences		(38)
Other changes		8
Balance as at 31 December	4,107	3,483

Revaluation of participating interests is related to the revaluations of the investments of these participations.

Other changes relate to the decision made by shareholders to receive a Dutch or a Belgian sourced dividend. In connection with this choice, the dividend paid by Fortis Utrecht N.V. and Fortis Brussels SA/NV is not broken down on the basis of the ownership ratios (50% each). This item represents this difference.

Receivables from group companies

Receivables from group companies are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments. All receivables have a term shorter than one year.

Other receivables and accrued interest

This item concerns amounts to be received from operating companies relating to option plans, a receivable from the tax authorities regarding advances on dividend tax claims on ADRs, and interest to be received on liquid assets. All receivables have a maturity shorter than one year.

Other receivables and accrued interest include an amount of EUR 181 million related to a claim against Fortis Capital Company Limited, Fortis Bank Nederland N.V. and the Dutch State (the full claim amounts to EUR 362 million; however, 50% of this amount was paid by Fortis SA/NV). The claim is for full compensation for the payment in 2009 to Fortis Capital Company Limited to allow it to pay the above amount to the holders of preference shares. Due to the fact that the claim is contested by the counterparty, the amount is fully impaired.

Cash and cash equivalents

Cash and cash equivalents are carried at nominal value and are fully at the free disposal of the company.

Shareholders' equity

Movements in Shareholders' equity are as follows:

	2009	2008
Balance as at 1 January	3,518	16,742
Capital increases	2	739
Profit	264	(14,099)
Revaluation of participating interests, including foreign exchange differences	181	837
Other changes		(1)
Dividend paid		(700)
Balance as at 31 December	3,965	3,518

Fortis N.V. has a 50% interest in Fortis through its 50% interest in Fortis Utrecht N.V. and Fortis Brussels SA/NV. The shareholders' equity of Fortis N.V. equals approximately 50% of Fortis's consolidated shareholders' equity. Discrepancies arise through differences in the assets and liabilities of Fortis N.V. and Fortis SA/NV.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up as at 1 January 2008: 2,366,595,497 shares	**994**
Issue of 150,061,751 shares	63
Capital paid-up and called-up as at 31 December 2008: 2,516,657,248 shares	**1,057**
No issue of shares in 2009	
Capital paid-up and called-up as at 31 December 2009: 2,516,657,248 shares	**1,057**

At 31 December 2009 2,516,657,248 twinned shares are issued and fully paid up.

On 7 May 2002, 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. Further information on FRESH securities is provided in note 30 of the Fortis Consolidated Financial Statements.

Fortis N.V. issued on 19 December 2007 125,313,283 new shares in the amount of EUR 1,2 billion as part of the issue of CASHES (undated floating rate convertible and subordinated hybrid equity-linked securities) for which Fortis N.V. is Co-obligor. Further information on CASHES securities is provided in note 50 of the Fortis Consolidated Financial Statements.

Share premium reserve

Movements in Share premium reserve are as follows:

Balance as at 1 January 2008	**13,599**
Amounts received from group companies for options	1
Issue of 150,061,758 shares	675
Balance as at 31 December 2008	**14,275**
Amounts received from group companies for options	2
Balance as at 31 December 2009	**14,277**

In 2008 and 2007 a number of operating companies of Fortis granted options on Fortis shares to employees. The options were covered by Fortis SA/NV and Fortis N.V. The amount received from the operating companies for the options is recorded under share premium reserve. From 2008 on, the amount received is amortised over the vesting period (usually five years).

Unrealised gains and losses

This concerns a reserve related to the revaluation of participating interests. Movements in the Unrealised gains and losses reserve are as follows:

Balance as at 1 January 2008	**(2,304)**
Changes in 2008	829
Balance as at 31 December 2008	**(1,475)**
Changes in 2009	181
Balance as at 31 December 2009	**(1,294)**

Legal Reserve participating interests

- This is a reserve for unrealised gains from associates which are recognised in the income statement and for which there is no liquid market
- retained earnings from associates.

Balance as at 1 January 2008	74
Changes in 2008	20
Balance as at 31 December 2008	94
Changes in 2009	45
Balance as at 31 December 2009	139

Other reserves

Movements in Other reserves are as follows:

Balance as at 1 January 2008	2,241
From profit appropriation 2007	2,138
Dividend 2007	(663)
Additional amounts paid related to CASHES and FRESH	(37)
Changes in legal reserve participating interests	(20)
Acquisition of own shares	(1)
Other changes	8
Balance as at 31 December 2008	3,666
From profit appropriation 2008	(14,099)
Changes in legal reserve participating interests	(45)
Other changes	
Balance as at 31 December 2009	(10,478)

Other changes relate to the valuation of participating interests. See the note on the item Participating interests in group companies.

Retained result current financial year

Movements in the retained profit current financial year are as follows:

Balance as at 1 January 2008	2,138
Profit appropriation	(2,138)
Profit current financial year	(14,099)
Balance as at 31 December 2008	(14,099)
Profit appropriation	14,099
Result current financial year	264
Balance as at 31 December 2009	264

Current liabilities

Other liabilities

These concern the amount related to option plans that has to be amortised against the share premium reserve.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in the notes 10 and 11 of the Fortis Consolidated Financial Statements.

Income statement

General

The result is made up primarily of the share in the profit from participating interests.

Other results consist mainly of interest income, interest expenses on receivables from and debts and the impairment of the claim on FCC (see also under Other receivables and accrued interest).

Due to the activities of the company, it is not expected that the company will generate sufficient taxable profits in the future to compensate taxable losses. Consequently no tax income has been recognised on the loss for the year.

No corporation tax is owed on the pre-taxation result in connection with carry-back losses from previous years.

Details of the total remuneration paid to the Board of Directors are provided in note 11 of the Fortis Consolidated Financial Statements.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis SA/NV and Fortis N.V. have each extended guarantees with respect to liabilities and credit facilities of Fortis subsidiaries in various currencies. The total amount of current outstanding debt is EUR 941 million (2008: EUR 7,012 million).

Fortis (former-) operating entities issued a number of hybrid instruments and senior debt securities that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of its business, which since the divestment of its banking activities in October 2008 is limited to insurance activities.

In addition, as a result of the events and developments occurred between May 2007 and October 2008 (capital increase and acquisition of parts of ABN AMRO in October 2007, announcement of the accelerated solvency plan in June 2008, divestment of banking activities and Dutch insurance activities in September/October 2008), Fortis is involved or may still become involved in a number of legal proceedings as well as administrative and criminal investigations in Belgium, the Netherlands and the USA, some of which could result in substantial but currently unquantifiable future liabilities for Fortis.

While some ongoing legal proceedings and investigations do not trigger any immediate risk of (material) monetary consequences for Fortis, it cannot be ruled out that they could lead to such negative impact at a later stage. This is the case for (i) the investigations conducted by court-appointed experts in Belgium and the Netherlands to report on the September/October transactions (for the Belgian experts) and on the financing of the offer on ABN AMRO, the public statements from Fortis since the offer on ABN AMRO and on the September/October transactions (for the Dutch experts) and (ii) investigations conducted by supervisory authorities in the Netherlands (Authority for the Financial Markets - AFM) and Belgium (Banking, Finance and Insurance Commission - BFIC), as well as the criminal investigation conducted in Belgium.

On 5 February 2010, the AFM has levied a fine on Fortis SA/NV and Fortis N.V. of EUR 576,000 for breaches of the Dutch Securities Act ('Wet op het financieel toezicht'). The AFM alleges that on 5 June 2008 certain statements would have been incorrect or misleading in respect of the solvency situation of Fortis and that on 14 June 2008 Fortis should have made public that the required EC remedies would imply that the financial objectives for 2008 and later could not be achieved without additional measures. This might imply that, for the period of 5 to 25 June 2008, investors may allege to have traded on not fully correct information. Fortis challenges any allegations of wrongdoing and has appealed the decision of the AFM.

Any negative findings of these ongoing investigations may lead to new proceedings against Fortis, including claims for compensatory damages being initiated against Fortis at a later stage. This may in particular be the case for the findings by the AFM which, subject to successful appeal by Fortis, have led the AFM to impose a fine as described above.

Ongoing lawsuits brought against Fortis in Belgium, the Netherlands and the US expose Fortis to the risk of court decisions to pay monetary damages to compensate the shareholders for some of their losses suffered since September 2007:

- Various proceedings have been initiated by individual shareholders and shareholder organizations in Belgium and the Netherlands demanding (i) the annulment of decisions taken by the Fortis Board in September/October 2008 or alternative compensatory damages and/or (ii) the payment of monetary damages based on alleged miscommunication and/or market abuse committed by Fortis over the period between May 2007 and October 2008. Such proceedings include:
  - proceedings initiated before the Brussels Commercial Court by a number of individuals represented by Mr. Modrikamen; the request for provisional measures against Fortis has been dismissed on 8 December 2009 and Mr. Modrikamen has announced that he would now pursue the procedure on the merits
  - proceedings initiated by a number of individuals gathered around Deminor International, which are pending before the Brussels Commercial court
  - proceedings initiated before the Amsterdam District Court by the VEB and Deminor as well as proceedings initiated by a number of individuals represented by Mr. De Gier; these proceedings are still pending; and
  - proceedings before the Utrecht District Court initiated by a number of individuals represented by Mr. Bos, which are also still pending. In this context, some former directors and top executives of Fortis have requested the court to acknowledge the alleged obligation of Fortis, under termination agreements entered into in 2008 and/or rules of Dutch civil law, to hold such persons harmless against damages resulting from or relating to the legal proceedings initiated against them and which would originate from their functions within the Fortis group. Fortis is contesting the validity of the mentioned statutory and contractual hold harmless commitments.
- A class action has been filed in the US District Court of the Southern District of New York to demand damages based on alleged securities fraud committed in the period between 17 September 2007 and 14 October 2008. This action has been dismissed on 19 February 2010 on the basis of lack of jurisdiction, and is subject to appeal.

Should any of these proceedings result in the annulment of (part of) the decisions taken by the Fortis Board and of the resulting agreements (which is highly unlikely, amongst others taking into account that Mr Modrikamen has announced that he would drop such claim and that Deminor has not formulated such a claim), this would have consequences on the financial position of Fortis that are unquantifiable at this stage. In the event that any court decisions were to order Fortis to pay monetary damages, this could have a severe negative impact on its financial position.

In respect of legal proceedings initiated against Fortis and Fortfinlux by investors in relation with the FRESH instrument issued in 2002, Fortis remains convinced, after consultation with its legal advisors, that its legal position is sound and is not likely to be successfully challenged in court.

In respect of all legal proceedings and investigations of which management is aware, Fortis will make provisions for such matters if and when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis and the amount can be reasonably estimated.

Without prejudice to any specific comments made above, given the various stages and continuously evolving nature as well as inherent uncertainties and complexity of the current proceedings and investigations, management is not in a position to determine whether any claims or actions brought against Fortis in connection with these proceedings and investigations are without merit or can be successfully defended or whether the outcome of these actions or claims may or may not result in a significant loss in the Fortis Consolidated Financial Statements.

In 2008, the Fortis parent companies granted to some former executives and directors at the time of their departure a contractual hold harmless protection covering legal expenses and, in some cases, also the financial consequences of any judicial decisions in the event that legal proceedings were brought against such persons on the basis of their mandates exercised in the company. In respect of some of these persons, Fortis is contesting the validity of the contractual hold harmless commitments to the extent they relate to the financial consequences of any judicial decisions.

Contingent liabilities for hybrid instruments of former subsidiaries

Fortis' former operating entities issued a number of hybrid instruments that create a contingent liability for Fortis N.V. and Fortis SA/NV, because these former parent companies acted as guarantor, co-obligor or provided support agreements. The following chapters describe the contingent liabilities linked to these instruments.

1. CASHES

CASHES (Convertible And Subordinated Hybrid Equity-linked Securities) is a EUR 3 billion instrument issued by Fortis Bank nv-sa, with Fortis SA/NV and Fortis N.V. acting as co-obligors. According to the terms and conditions of this instrument it will only be reimbursed by Fortis Bank by means of an exchange against already issued Fortis shares, owned by Fortis Bank (the reported number of outstanding Fortis shares as at 31 December 2009 already includes the 125,313,283 Fortis shares issued for the purpose of such exchange). Pending the exchange of the CASHES against Fortis shares, these Fortis shares do not have any dividend rights or voting rights.

The principal amount of the CASHES will not be repaid in cash. The sole recourse of the holders of the CASHES against any of the co-obligors with respect to the principal amount are the 125,313,283 Fortis shares that Fortis Bank pledged in favour of such holders.

The CASHES have no maturity date, but may be exchanged for Fortis shares at a price of EUR 23.94 per share at the discretion of the holders. From 19 December 2014, the CASHES will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 35.91 on twenty consecutive stock exchange business days. Coupons on the securities, in principle payable by Fortis Bank, are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 2.0%.

In the event that dividends are not paid on the Fortis shares, or that the dividends to be declared are below a threshold with respect to any financial year (dividend yield less than 0.5%), and in certain other circumstances, coupons will mandatorily need to be settled by Fortis SA/NV and Fortis N.V. in accordance with the so called Alternative Coupon Settlement Method (ACSM), while Fortis Bank would need to issue instruments that qualify as hybrid Tier 1 instruments to Fortis as compensation for the coupons so paid by Fortis SA/NV and Fortis N.V. If the ACSM is triggered and there is insufficient available authorised capital to enable Fortis SA/NV and Fortis N.V. to meet the ACSM obligation, the coupon settlement will be postponed until such time as the ability to issue shares is restored.

Fortis' announcement on 15 March 2009 that it would not declare a dividend for the 2008 financial year would have triggered the ACSM. However, on 27 May 2009 Fortis announced its intention to resume the payment of a dividend for the 2009 financial year in 2010, whereby the dividend will be equal to or in excess of the above stated threshold dividend yield of 0.5%. As a result the coupons due during 2009 were paid in cash instead of through the ACSM.

2. MCS

On 7 December 2007, Fortis Bank Nederland, with Fortis Bank nv-sa, Fortis SA/NV and Fortis N.V. acting as co-obligors, issued mandatory convertible securities (MCS) for a total principal amount of EUR 2 billion. A breach of minimum solvency levels at Fortis Bank Nederland would lead to accelerated conversion using an ACSM for unpaid coupons.

Coupon payments on the MCS are paid by Fortis Bank Nederland; coupon payments are at the discretion of the issuers if Fortis has not declared or paid a dividend in the 12 months prior to the coupon date. Although this situation applied at the semi annual coupon dates in 2009, Fortis Bank Nederland continued to pay the coupons.

The MCS will be converted mandatorily on 7 December 2010 into Fortis shares the exact number of which will depend on the then prevailing share price, with a minimum of 88,928,413 and a maximum of 106,723,586 Fortis shares (the reported number of outstanding Fortis shares as at 31 December 2009 does not yet include these shares). According to agreements entered into between the parties, Fortis Bank Nederland N.V. should compensate Fortis by issuing new shares to Fortis SA/NV and Fortis N.V. at conversion; this compensation is disputed by the Dutch State, after it took over control of Fortis Bank Nederland N.V.

At conversion of the MCS, Fortis will record a EUR 2 billion increase of its equity against a EUR 2 billion receivable for new Fortis Bank Nederland N.V. shares to be received from Fortis Bank Nederland N.V. In the event that the Dutch State successfully disputes this claim, Fortis SA/NV and Fortis N.V. will need to record an impairment on this receivable, subject to the level of compensation that will be is agreed upon.

3. Fortis Capital Company

Fortis Capital Company Limited (FCC) issued EUR 450 million of non-cumulative, non-voting, perpetual preference shares in 1999, with a Support Agreement granted by Fortis Bank, Fortis SA/NV and Fortis N.V. Fortis Capital Company announced on 26 March 2009 that it would not call the instruments In June 2009. Given the non-call and in accordance with the support agreement, holders of these preference shares had a one-time right to exchange their preference shares for Fortis ordinary shares, and Fortis in turn could redeem the preference shares in cash instead of issuing the required shares.

Preference shareholders representing EUR 362 million of principal amount to exchange their preference shares, and Fortis elected to pay the redemption of these preference shares in cash. Since Fortis Bank Nederland (the entity to which Fortis Capital Company on-lent the proceeds) is no longer part of Fortis, Fortis believes it is entitled to compensation for this redemption. On 24 August 2009, Fortis initiated legal proceedings on the merits of the case before the Amsterdam Commercial Court against Fortis Capital Company Limited, Fortis Bank Nederland and the Dutch State to claim full compensation for the EUR 362 million cash redemption. Fortis claim is included under reinsurance and other receivables. Due to the fact that the claim is contested by the counterparty, the amount is fully impaired as shown in Note 45 Change in impairments.

Investors in the remaining EUR 88 million of preference shares no longer have any stock settlement rights against Fortis SA/NV and Fortis N.V.

Under the terms of the Support Agreement, Fortis is still required to support the annual dividend (3-month Euribor + 2.60%) on the remaining EUR 88 million of preference shares in the event that any of the supporting companies (Fortis SA/NV, Fortis N.V. or Fortis Bank) pays a dividend while Fortis Bank Nederland for solvency reasons is unable to pay the dividend on its preference shares.

4. Fortis Bank Tier 1 debt securities 2001

Fortis Bank nv-sa issued EUR 1,000 million of redeemable perpetual cumulative coupon debt securities in 2001, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V., at an interest rate of 6.50% until 26 September 2011 and 3 month Euribor + 2.37% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V, via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V. by issuing ordinary shares or profit-sharing certificates.

The Support Agreement also gives holders the option, in the event that Fortis Bank does not call the instrument in 2011, to ask Fortis SA/NV and Fortis N.V. to settle the principal amount of the instrument through the issue of Fortis shares. In turn, Fortis SA/NV and Fortis N.V. have the option to settle the principal amount of the securities in cash instead. In both cases, Fortis would be compensated for this settlement by the receipt of Tier 1 debt securities of Fortis Bank.

5. Fortis Bank Tier 1 debt securities 2004

Fortis Bank nv-sa issued EUR 1,000 million perpetual securities in 2004, which benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V. at an interest rate of 4.625% until 27 October 2014 and 3 month Eurobor + 1.70% thereafter.

Under the parental support agreement if Fortis Bank's solvency drops below the threshold level or if Fortis Bank so elects, the coupon will be settled through the issue of ordinary shares by Fortis SA/NV and Fortis N.V. via an ACSM, for which Fortis Bank would need to compensate Fortis SA/NV and Fortis N.V by issuing ordinary shares.

Utrecht, 9 March 2010

Board of Directors

Other information

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 25. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes 8 Eurocent dividend for 2009 (2008: EUR 0.00).

Auditor's report

To the General Meeting of Shareholders of Fortis N.V.

Report on the company financial statements

We have audited the 2009 company financial statements of Fortis N.V. as set out on pages 199 to 210, which comprise the balance sheet as at 31 December 2009 and the income statement for the year then ended and explanatory notes.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the Report of the Board of Directors, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of Fortis N.V. as at 31 December 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Emphasis of matter

We draw attention to the note "Commitments not reflected in the balance sheet" to the company financial statements. The company is involved in a number of legal proceedings as well as administrative and criminal investigations in connection with certain events and developments having occured between May 2007 and October 2008, some of which could result in financial liabilities for the company. However, the ultimate outcome of these matters cannot presently be determined, and no financial liabilities that may result have been recognised in the company financial statements. Our opinion is not qualified in respect of this matter.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Board of Directors is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 9 March 2010

KPMG ACCOUNTANTS N.V.

Represented by: S.J. Kroon RA

Other information

Forward-looking statements to be treated with caution

Some of the statements contained in this Annual Report, including but not limited to the statements made in the sections entitled Message to the Shareholders, Description of Activities and Report of the Executive Committee and in Note 7 Risk management, refer to future expectations and other forward-looking perceptions that are based on management's current views, estimates and assumptions concerning future events. These forward-looking statements are subject to certain risks and uncertainties that may mean actual results, performance or events differ substantially from what those statements express or imply, including but not limited to our expectations regarding the level of provisions relating to our credit and investment portfolios. Other more general factors that may impact our results include but are not limited to:

- general economic conditions, particularly in our core market Belgium
- changes in interest rates and the performance of financial markets
- the frequency and severity of insured loss events
- mortality, morbidity and persistency levels and trends
- foreign exchange rates, including euro / US dollar exchange rate
- changes in competitive and pricing environments, including increasing competition in Belgium
- changes in domestic and foreign legislation, regulations and taxes
- regional or general changes in asset valuations
- occurrence of significant natural or other disasters
- inability to economically reinsure certain risks
- adequacy of loss reserves
- regulatory changes relating to the insurance, investment and/or securities industries
- changes in the policies of central banks and/or foreign governments
- general competitive factors on a global, regional and/or national scale.

Availability of company documents for public inspection

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the Registry of the Commercial Court in Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Financial Statements are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Resolutions on the (re)election and removal of Fortis Board Members are published in annexes to the Belgian Law Gazette (Fortis SA/NV), the Euronext Amsterdam Daily Official List (Fortis N.V.) and elsewhere.

Financial reports on the companies and notices convening AGMs and EGMS are published in the financial press, and other newspapers and periodicals. The Financial Statements are available from Fortis' registered offices in Brussels and Utrecht and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares
Fortis shares are currently listed on Euronext Brussels, NYSE Euronext Amsterdam and the Luxembourg Stock Exchange. Fortis also has a sponsored ADR programme in the United States. Fortis SA/NV VVPR strips are listed only on Euronext Brussels.

Types of shares
Shares in Fortis may be registered or bearer shares.

Dematerialisation and registration of bearer shares

Fortis offers its shareholders the opportunity to register their shares in dematerialised form. These registered shares remain dematerialised and are administered at no cost. Holders of registered shares may arrange, on request and free of charge, for their shares to be converted into bearer shares. Holders of bearer shares may arrange, on request and free of charge, for their shares to be dematerialised and registered. Fortis has devised a procedure for the rapid dematerialisation of shares, facilitating rapid delivery.

Corporate Administration Fortis SA/NV,
Rue Royale 20, 1000 Brussels, Belgium

Or:

Board of Directors Secretariat
Fortis N.V.
P.O. Box 2049, 3500 GA Utrecht, Netherlands

Information and communication

Fortis sends out notices, including those relating to the quarterly and annual results, and to the Fortis Annual Report, free of charge to holders of both bearer shares and registered shares. Fortis sends all holders of both bearer and registered shares a personal invitation to attend the AGMs, and encloses the agenda, proposed resolutions and a form by means of which shareholders can nominate a proxy to vote on their behalf at the AGMs. When dividend becomes payable, Fortis automatically credits the dividend accruing to the holders of both bearer and registered shares to those bank accounts of which it has previously received details from the pertinent shareholders.

Glossary and abbreviations

Amortised cost
The amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation/accretion of any premium/discount, and minus any write-down for impairment.

Asset backed security
A bond or a note backed by debt instruments (not being mortgages) or accounts receivable.

Associate
A company on which Fortis has significant influence but which it does not control.

Basis point (bp)
One hundredth of a percentage point (0.01%).

Cash-flow hedge
A hedge to mitigate exposure to fluctuations in the cash flow of a recognised asset or liability, or forecasted transaction, as a consequence of movements in variable rates or prices.

Clean fair value
The fair value excluding the unrealised portion of the interest accruals.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Deferred acquisition cost
The cost of acquiring new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business.

Derivative
A financial instrument such as a swap, a forward, a future contract or an option (both written and purchased). This financial instrument has a value that changes in response to changes in various underlying variables. It requires little or no net initial investment, and is settled at a future date.

Disability insurance
Insurance against the financial consequences of long-term disability.

Discounted cash flow method
An approach to valuation, whereby projected future cash flows are discounted at an interest rate that reflects the time value of money and a risk premium that reflects the extra return investors demand for the risk that the cash flow might not materialise after all.

Discretionary participation feature
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:
(a) that are likely to be a significant portion of the total contractual benefits; (b) whose amount or timing is contractually at the discretion of the issuer; and (c) that are contractually based on: (i) the performance of a specified pool of contracts or a specified type of contract; (ii) realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or (iii) the profit or loss of the company, fund or other entity that issues the contract.

Embedded derivative
A derivative instrument that is embedded in another contract – the host contract. The host contract might be a debt or equity instrument, a lease, an insurance contract or a sale or purchase contract.

Employee benefits
All forms of considerations given by an entity in exchange for service rendered by employees, in addition to their pay or salary.

Fair value
The amount for which an asset (liability) can be bought (incurred) or sold (settled), between knowledgeable, willing parties in an arm's length transaction.

Fair value hedge
A hedge of an exposure to changes in the fair value of a recognised asset or liability (or a portion thereof) or a firm commitment. The exposure is attributable to a particular risk and will affect reported net income.

Finance lease
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Goodwill
This represents the amount by which the fair value of the assets acquired, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business, exceeds Fortis' interest in the fair value of assets acquired and liabilities and contingent liabilities assumed.

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or accepted during a specific period, without deduction for premiums ceded.

Hedge accounting
Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

IFRS
International Financial Reporting Standards have been used as the standard for all listed companies within the European Union since 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Insurance contract
A contract under which one party (Fortis) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.

Investment contract
A life insurance policy contract that transfers financial risk without transferring significant insurance risk.

Intangible asset
An identifiable non-monetary asset which is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

Investment property
Property held by Fortis to earn rental income or for capital appreciation.

ISO Currency code list

AUD	Australia, Dollars
CAD	Canada, Dollars
CHF	Switzerland, Francs
CNY	China, Yuan Renminbi
DKK	Denmark, Kroner
GBP	Britain (United Kingdom), Pounds
HKD	Hong Kong, dollar
JPY	Japan, Yen
MYR	Malaysia, Ringgits
SEK	Sweden, Kronor
THB	Thailand, Baht
TRY	Turkey, New Lira
TWD	Taiwan, New Dollars
USD	United States of America, Dollars
ZAR	South Africa, Rand

Market capitalisation
Value attributed to the company by the stock market. Market capitalisation corresponds to the number of shares outstanding multiplied by the share price at a given time.

Net-investment hedge
A hedge used to reduce the financial risks of a reporting entity's share in the net assets of a foreign entity by entering into transactions that give an offsetting risk profile.

Notional amount
Amount of currency units, number of shares, a number of units of weight or volume or other units specified in a derivative contract.

Operating lease
A contract that allows the use of an asset in return for periodic payments, but does not convey rights similar to legal ownership of the asset and where the financial risks related to the asset are borne by the lessor.

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed price during a certain period of time or on a specific date.

Private equity
Equity securities of companies that are not listed on a public exchange. Investors wishing to sell their stake in a private company have to find a buyer themselves owing to the lack of a marketplace.

Provision
Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the date of the statement of financial position.

Reverse repurchase agreement
The purchase of securities with an agreement to resell them at a higher price at a specific future date.

Shadow accounting
According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Securities lending transaction
A loan of a security from one counterparty to another who must eventually return the same security as repayment. The loan is often collateralised. Securities lending allows an entity in possession of a particular security to earn enhanced returns.

Structured credit instruments
Securities created by repackaging cash flows from financial contracts and encompassing asset-backed securities (ABS), mortgage-backed securities (MBS) and collateralised debt obligations (CDO).

Subordinated bond (loan)
A loan (or security) that ranks below other loans (or securities) with regard to claims on assets or earnings.

Subsidiary
Any company, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from its activities ('control').

Trade date
The date when Fortis becomes a party to the contractual provisions of a financial asset.
Value of business acquired (VOBA)
The present value of future profits from acquired insurance contracts. VOBA is recognised as an intangible asset and amortised over the period in which the premiums or gross profits of the policies are recognised.

VaR
Abbreviation of value at risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Abbreviations

AFS	Available for sale
ALM	Asset and liability management
CASHES	Convertible and subordinated hybrid equity-linked securities
CDS	Credit default swap
CGU	Cash generating unit
DPF	Discretionary participation features
EPS	Earnings per share
Euribor	Euro interbank offered rate
EV	Embedded value
FRESH	Floating rate equity linked subordinated hybrid bond
HTM	Held to maturity
IBNR	Incurred but not reported
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LAT	Liability adequacy test
MCS	Mandatory convertible securities
OTC	Over the counter
SPV	Special purpose vehicle

Together with the 2009 Fortis Annual Review these Financial Statements constitute the Annual Report of Fortis. The Financial Statements contain the Fortis Consolidated Financial Statements, the Fortis SA/NV Financial Statements and the Fortis N.V. Financial Statements.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 25 25 304, Fax +31 (0)30 25 25 310

Internet address: www.fortis.com E-mail address: info@fortis.com


Mixed Sources
Productgroep uit goed beheerde bossen en andere gecontroleerde bronnen.
www.fsc.org Cert no. SGS-COC-2605
© 1996 Forest Stewardship Council
FSC

Together, the Annual Review 2009 and the Financial Statements 2009 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: **www.fortis.com**.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2009 in het Nederlands. Het Jaaroverzicht 2009 en de Jaarrekeningen 2009 vormen samen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Nederlandse en Franse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de Nederlandse en Franse versie. Het Jaarverslag is ook te vinden op internet: **www.fortis.com**.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2009 en français. Le Synopsis de l'année 2009 et les Comptes annuels 2009 constituent ensemble le Rapport annuel de Fortis. La partie "Comptes annuels" présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise.
Vous pouvez également consulter le Rapport annuel sur Internet : **www.fortis.com**.

FORTIS
Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

info@fortis.com
www.fortis.com


FORTIS

Annual Review 2009

Partners in insurance

Index A-Z

Where to find it

The Financial Statements for 2009 are available as a separate volume.

Our profile

Fortis is an international insurance group with a heritage spanning more than 180 years.

Ranked among the top 20 insurers in Europe, Fortis has chosen to concentrate its business activities in Europe and Asia, which together make up the largest share of the global insurance market. It is an undisputed leader in the Belgian market for individual life and employee benefits, as well as a leading non-life player through AG Insurance. Internationally, Fortis has a strong presence in the UK, where it is the second largest private car insurer. The company also has subsidiaries in France, Germany, Turkey, Ukraine and Hong Kong. Fortis has a strong track record in developing partnerships with key distributors in different markets and successfully operates partnerships in Luxembourg, Italy, Portugal, China, Malaysia, India and Thailand. Fortis employs more than 11,000 people and has annual gross inflows of around EUR 16 billion.

Fortis's assets include a 75% stake in AG Insurance; 100% of Fortis Insurance International; a 45% stake in Royal Park Investments; and other financial assets and liabilities of various financing vehicles.

Key figures

These key figures refer to the scope of Fortis at 31 December 2009.

Net profit
(in EUR million)


2008
2009
-28,022
1,192
Total
736
90
366
6
-616
-27,412
Insurance Belgium
Insurance International
General
Result discontinued operations

Insurance Belgium

(in EUR million)	2008	2009
Gross inflow		
• Life	4,817	5,352
• Non-life	1,465	1,515
Operating costs	403	427
Net profit	6	366
Combined ratio (non-life)	100.9%	103.2%
FTEs (year end)	5,542	5,635

Insurance International

(in EUR million)	2008	2009
Gross inflow		
• Life	4,102	4,013
• Non-life	1,228	1,139
Operating costs	393	392
Net profit	0	90
Combined ratio (non-life)	98.4%	107.8%
FTEs (year end)	4,718	4,940

Number of employees
(in FTE)


114
38
Total
10,374
Total
10,613
4,718
5,542
4,940
5,635
2008
2009
Insurance Belgium
Insurance International
General

Insurance Belgium: life
(in EUR million)


+11.10%
4,817
5,352
313
316
-77
-85
2008
2009
Gross inflow
Operating margin
Net profit

Insurance Belgium: non-life
(in EUR million)


+3.41%
1,465
1,515
117
91
-45.3%
-45.1%
64
50
2008
2009
Gross inflow
Operating margin
Net profit

Insurance International: life
(in EUR million)


-2.17%
4,102
4,013
69
-57
2008
2009
Gross inflow
Operating margin
Net profit

Insurance International: non-life
(in EUR million)


-7.24%
1,228
1,139
104
65
23
24
2008
2009
Gross inflow
Operating margin
Net profit



Jozef De Mey
Chairman of the Board

The company has prioritised Europe and Asia as its key target markets reflecting a strong record of success and achievement in both regions and based on an assessment of where the greatest opportunities lie. Fortis naturally has a strong foothold in Belgium, but equally important it has a strong market position in other key markets around the world giving the company every reason to feel very confident in its future.

My mantra on corporate strategy is quite simple. It's about making the right choices and executing them well and consistently. No more than that. Of course one must take time to carefully evaluate those choices, and if necessary be willing to make adjustments along the way if they turn out to be not appropriate. But making no choice at all is simply not an option in business and shows a lack of leadership.

Dear Shareholders,

2009 has been another memorable year for Fortis and the financial sector in general. Markets remained turbulent for everyone, and exceptional events made it a particularly tough start to the year for our company.

Our first priority was to renegotiate an agreement with BNP Paribas, the Belgian state and Fortis Bank that would be acceptable to our shareholders. The approval process was fraught and protracted, but we are confident that, in difficult circumstances, the best possible deal was ultimately achieved for our shareholders.

We set ourselves a number of goals in 2009, the most critical of which was to stabilise the company as quickly as possible. In so doing we took steps to strengthen our Board of Directors, put in place a new management structure and carried out a comprehensive strategic review that allowed us to focus on and evaluate our insurance activities and to validate our business strategy. At the same time, we introduced some important enhancements to the Fortis corporate governance model to reflect the current scope and structure of Fortis and to ensure that we are closely aligned with the current corporate governance codes of Belgium and the Netherlands.

This was a lot of change within a very short period of time. However, it also demonstrated our determination to deliver what we promised and to start rebuilding our position as a strong international insurance group.

We concluded from our strategic review that we should continue to focus on Europe and Asia, where we can benefit from a solid and leading home market position in Belgium and strong footholds in other countries within these regions. We decided to build on our successful partnership model, with a view to consolidating our position as the insurance partner of choice for local distributors. In that regard we were proud to announce several excellent examples in recent months, including a partnership between Fortis and Tesco in the UK and a partnership in Italy with BNP Paribas. We also announced our clear intention to manage the assets of the so-called General Account proactively, in order to maximise shareholder value over time.

In the final months of 2009 we began the effective streamlining of our portfolio with the sale of our non-life activities in Luxembourg and the discontinuation of our business in Russia. Despite less than optimal market conditions, we maintained business momentum and completed the year with net earnings in our insurance operations of EUR 456 million and well capitalised.

We have enjoyed the loyal support of our customers, employees, shareholders and other stakeholders and we intend to do everything in our power to repay that loyalty and to increase the value of their investment as quickly as possible.

2010 will be another crucial year for Fortis. We must maintain business momentum and meet the expectations of our customers, while simultaneously managing our legacy issues. Clearly any decisions taken will always be in the interests of the long-term future of our company.



From a sector perspective, there are a number of key trends that we and others will have to respond to in the coming year within the context of a challenging interest-rate environment. This includes a need to adapt to a change in customer behaviour; higher claims ratios in non-life and a competitive pricing environment in some of our main markets. In the regulatory area, we need to address challenges like the new Solvency II regulations, which, according to the most recent developments, should be implemented by 2012. The current financial crisis has provided fresh impetus for insurers to improve their management of capital and to further tighten their risk management practices. In response, we have prioritised each of these disciplines in respect of management oversight, process and accountability.

We appreciate that the market will judge Fortis on delivery and execution rather than on aspiration. We have embarked on a journey from which there is no turning back. An important next step in this journey will be to change our name from Fortis to ageas and to create a new brand for our company. We will be seeking your approval for the new name at the April shareholders' meeting.

We have come through the darkest days in our history and have learned important lessons. We remain focused on restoring our reputation and regaining your trust and confidence, and we know this will take time. We will continue our efforts to communicate with all of you in a transparent and consistent way.

Although the markets are beginning to show modest signs of recovery, we are under no illusion; this will be a tough year. We are nevertheless determined to restore the fortunes and reputation of Fortis.

We would like to thank all our employees, without whose continued efforts, belief and professionalism we would not be where we are today. We are particularly grateful to Karel De Boeck, our former CEO, who led the company through a very difficult period at the beginning of the year.

Finally, we thank you, our shareholders, for your continuous support.

Bart De Smet
CEO

Jozef De Mey
Chairman of the Board

A look back over 2009

SUMMARY

2009 was a year of mixed emotions and mixed fortunes. It was also a year of significant change culminating in an opportunity for a new start. The April 2009 approval by the shareholders of the revised transaction with BNP Paribas, Fortis Bank and the Belgian state after months of uncertainty was a key defining moment and one which allowed the company to move forward as an international insurance group. Fortis moved swiftly to install a strengthened Board of Directors, an enhanced governance model, and a new management team under the leadership of Bart De Smet. A strategic plan was developed focusing on Europe and Asia, leveraging Fortis's strengths in partnerships, and work began on streamlining the company's existing portfolio against strict criteria. Despite the environment, Fortis maintained business momentum, reporting a solid financial performance and confirming a decision to reintroduce a dividend distribution. Fortis is now focused on rebuilding the company in a disciplined way, delivering maximum value for shareholders.

A difficult beginning but important progress made

2009 will be remembered as a roller-coaster year for Fortis. It was a year of significant change, a game of two halves and a period of high emotion. It was a year when Fortis was finally able to start a new chapter. While still addressing the issues from the past, Fortis was able to look forward once more.

The year began with a continuation of the uncertainty that plagued Fortis in the prior 12 months. The Court of Appeal in Brussels ruled in mid-December 2008 that the decisions of the Board in early October 2008 and the agreements entered into should be submitted to an Expert Committee appointed to investigate the circumstances and conditions in which the transactions were concluded and that a General Meeting of Shareholders of Fortis SA/NV should be held.

The Expert Committee published its interim report at the end of January 2009. This led to the negotiation of a new agreement with BNP Paribas, the Belgian state and Fortis Bank. The Expert Committee's conclusions were presented to the General Meeting of Shareholders of Fortis SA/NV on 11 February 2009. The report confirmed that the decisions taken in September and October 2008 had been logical and reasonable considering the circumstances, and that they did not violate the corporate interest of the Fortis companies involved. The revised transaction was submitted for approval to the shareholders' meeting of Fortis SA/NV on 11 February 2009, but was rejected.

At the meeting held on the same day, the shareholders of Fortis SA/NV appointed Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive directors. On 13 February, the shareholders of Fortis N.V. appointed Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive directors of Fortis N.V. On the same day, Jozef De Mey was appointed Chairman and formed, together with Karel De Boeck, CEO, and Jan Zegering Hadders, the new Board of Directors of Fortis; Mr Ugeux subsequently resigned.

Fortis negotiated long and hard for the best transaction for shareholders

Following the rejection by the General Meeting of Shareholders of Fortis SA/NV of the revised transaction on 11 February, Fortis resumed discussions with BNP Paribas and the Belgian state, negotiating hard for improved terms. A third, further improved agreement was finally reached on 6 March for submission to the shareholders. Under this revised transaction, Fortis would sell 25% of Fortis Insurance Belgium to Fortis Bank. In addition, RPI would buy a somewhat larger structured credit portfolio from Fortis Bank. At the same time, Fortis's exposure was limited to an equity investment of EUR 760 million (45% of the equity of RPI). Fortis also retained the opportunity to benefit from a potential upside of these assets at a future date. Furthermore, Fortis would no longer be required to make an upfront payment of EUR 2.35 billion related to the settlement of the CASHES financial instrument (as this was replaced by an interest payment mechanism), and would have the benefit of a cash-settled option granted by the Federal Participation and Investment Corporation (SFPI/FPIM), linked to the BNP Paribas shares owned by the SFPI/FPIM (replacing the 'Coupon 42' mechanism).

'Coupon 42'

The publication of the law of 22 December 2009 concerning tax and various provisions (Belgian Law Gazette 31 December 2009) effectively rendered 'Coupon 42' valueless, since the chapter confirming the existence of 'Coupon 42' and its specific treatment was removed from the law (Article 91).

'Coupon 42' has been removed from shareholders' custody accounts and from the shareholders' register for holders of registered shares. Shareholders who still hold physical shares may detach and destroy 'Coupon 42', since it no longer has any value.



▲ *Senior Management Forum - Brussels*

2009

31 JANUARY

The Belgian state, Fortis and BNP Paribas agree to amend the Protocol signed on 10 October 2008.

11 FEBRUARY

The General Meeting of Shareholders of Fortis SA/NV rejects the proposals to approve the transactions with the Dutch state and those with the Belgian state and BNP Paribas. It approves the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive members of the Board of Directors.

Shareholder approval and a new dawn for Fortis

The General Meetings of Shareholders of Fortis SA/NV and Fortis N.V. were held on 28 and 29 April 2009 respectively in Ghent and Utrecht. After a very long and protracted process, shareholders of Fortis SA/NV and Fortis N.V. finally voted in favour of the revised transaction with the Belgian state and BNP Paribas.

Approval of these transactions and their subsequent closing on 12 May marked a new beginning for the company and the starting point for defining a strategy for the future.

Strengthened Board with greater accountability

The Board of Directors was further strengthened at the same shareholders' meetings by the appointment of Frank Arts, Guy de Selliers de Moranville, Roel Nieuwdorp, Lionel Perl and Shaoliang Jin, who were appointed non-executive directors. They joined the Board alongside Jozef De Mey, Karel De Boeck and Jan Zegering Hadders. Guy de Selliers de Moranville was subsequently appointed Vice-Chairman of Fortis.

The newly structured Board implemented a new governance model, illustrating its clear intention to strengthen the company's corporate governance principles. This included the composition of the Audit & Risk Committee and Remuneration Committee, and the installation of a new Corporate Governance Committee. The main tasks of the latter are to develop a proactive and transparent dialogue with shareholders, to ensure that the Board operates effectively and in full compliance with its fiduciary responsibilities and, lastly, that the proposed management structure ensures a competent and motivated senior management team.

A solid commercial and financial performance

Fortis posted a net profit attributable to shareholders in the first quarter of EUR 13 million for its insurance operations, despite a negative impact on the investment portfolio of some EUR 96 million. Gross inflows showed double-digit growth, with the commercial franchise staging a very encouraging rebound – especially in Belgium – following a difficult final quarter in 2008. Expenses declined and overall solvency remained strong. Given the uncertainty in the first quarter of the year, this was an encouraging result, demonstrating the ongoing support of a loyal distribution and customer base.

Fortis Insurance Belgium changed its name to AG Insurance in June 2009, while Fortis began working on its new corporate brand strategy. This is part of the repositioning of the group and culminated in the new name 'ageas', which will be put to the shareholders' meetings for approval in April 2010, with a view to global implementation during the course of the year.

In May, the Board of Fortis announced its decision to resume dividend payments for the 2009 financial year. On 25 September, Fortis announced its intention to distribute 40–50% of the net profit of its insurance activities as a dividend to its shareholders. In addition, and in line with European Commission requirements, it will propose to its shareholders a distribution in the form of a

2009

13 FEBRUARY

The General Meeting of Shareholders of Fortis N.V. approves the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive members of the Board of Directors. Georges Ugeux decides to step down as Board Member after the meeting.

6 MARCH

Fortis, BNP Paribas and the SFPI/FPIM reach an agreement on the revised terms of the Protocol of 10 October 2008, subject to the approval of shareholders in April 2009.

28 - 29 APRIL

The General Meetings of Shareholders of Fortis SA/NV and Fortis N.V. approve the project with BNP Paribas; Frank Arts, Guy de Selliers de Moranville, Roel Nieuwdorp, Lionel Perl and Shaoliang Jin are elected to the Board of Directors.

dividend of any gains from the exercise or monetisation – partially or in full – of the option on the BNP Paribas shares.

New leadership for a new Fortis

On 15 June, Bart De Smet was appointed the new CEO of Fortis. A highly experienced insurance professional, Bart De Smet was considered the ideal candidate to take Fortis forward as a stand-alone insurance group. He replaced Karel De Boeck, to whom Fortis owes a debt of gratitude for his personal contribution towards achieving the terms of an acceptable transaction with BNP Paribas and the Belgian state, and for his excellent work during many years at Fortis.

In the weeks that followed, Fortis further strengthened the management team, appointing Bruno Colmant as Deputy CEO and Kurt De Schepper as Chief Risk Officer together with Bart De Smet to form the Executive Committee. At the same time a newly structured Management Committee was announced, composed of the three members of the Executive Committee plus Patrick Depovere, CFO, and the heads of the four future business segments: Steven Braekeveldt, CEO Continental Europe; Antonio Cano, CEO AG Insurance; Barry Smith, CEO United Kingdom, and Dennis Ziengs, CEO Asia. The new structure has been fully operational since 1 January 2010.

With key appointments made and the strategic planning process in full swing, Fortis was back in business mode and fully focused on delivering value for its customers and shareholders.

The company reported a half-year group net profit attributable to shareholders of EUR 886 million, including an insurance net profit of EUR 228 million. Inflows in insurance were in line with the same period in 2008. Considering market conditions, this represented a solid performance that continued in the third quarter and led to a full-year net profit of EUR 456 million, generating a full-year net profit of EUR 1,192 million for the group.

A clear strategy focused on partnerships in Europe and Asia

A promising new insurance partnership with Tesco in the UK was also announced, representing some 500 new jobs in the UK and expected to generate more than EUR 570 million of additional annual gross written premiums from the first year. This transaction was quickly followed by a strategic partnership in Italy with BNP Paribas Assurance and UBI Banca. The decision to partner with UBI Banca, a leader in non-life insurance distribution via banks in Italy, will allow Fortis to deploy its growth plans in this important market.

The conclusions of Fortis's strategic review were announced on 25 September 2009 and presented at an Investor Day. The key elements were that Fortis, as an international insurance group, plans to excel in partnerships with leading local distribution partners in Europe and Asia. This is a core competence of Fortis, making it the foundation of the company's growth. Fortis will continue to capitalise on its strong market positions in stable and cash-generative core markets in which it is a leader, while at the same time seeking a presence in a number of selected

12 MAY

Closing of the transactions between Fortis, the Belgian state, Fortis Bank and BNP Paribas.

15 JUNE

Bart De Smet is appointed CEO from 1 July.

27 AUGUST

The new organisational structure, supervised by the Board of Directors, consists of an Executive Committee and a Management Committee.

11 SEPTEMBER

Tesco Personal Finance PLC and Fortis UK Ltd conclude a new partnership providing motor and household insurance.

high-growth potential markets. The review also concluded that it would be necessary to streamline the current portfolio against specific performance-related criteria. Fortis reaffirmed its clear intention to carefully manage the General Account with a view to maximising value. Finally, around half of the capital held in the General Account, amounting to EUR 1.3 billion, was confirmed as 'discretionary' providing a prudential buffer, but also representing available resources for potential investments.

Fortis defines discretionary capital as the lower of the available cash and the total capital of the General Account, corrected for (contingent) illiquid assets and existing investment commitments.

The calculation of the discretionary capital of the General Account is as follows:

Total capital (equity plus FRESH)	EUR 4.0 billion
Illiquid investments (RPI, call option BNP, AG Loan)	(EUR 1.4 billion)
Contingent asset (related to Fortis Bank loan 2011)	(EUR 1.0 billion)
Already committed (Tesco + dividend)	(EUR 0.3 billion)
Discretionary capital	EUR 1.3 billion

The decision to withdraw from the Luxembourg non-life market and to discontinue operations in Russia reflects the swift execution of the announced strategy.

Fortis ended the year in a stronger position than it started. The company performed well in very difficult circumstances. It has made a significant number of important changes to the way it operates, put in place a strong management team, announced its strategy and is now in execution mode.

In summary, 2009 was a mixed year. The turning point was the closing of the transactions approved by the shareholders at the end of April 2009. Since that time Fortis has been firmly focused on its future as an international insurance group, moving full steam ahead to deliver value to shareholders.

2009

17 SEPTEMBER

Fortis and BNP Paribas Assurance enter into a strategic partnership in non-life bancassurance with UBI Banca in Italy.

25 SEPTEMBER

Fortis reports outcome of strategic review.

9 NOVEMBER

Fortis Insurance International NV, KASIKORNBANK and other shareholders of Muang Thai Group Holding sign agreements for KASIKORNBANK to increase its shareholding in Muang Thai from 10% to 51%.

Fortis in 2009


Belgium
Ownership: 75%
Gross inflow life: EUR 5,352 million
Gross written premiums non-life:
EUR 1,515 million
United Kingdom
Ownership: 100%
Gross inflow life: EUR 10 million
Gross written premiums non-life:
EUR 903 million
Luxembourg
Ownership: 50%
Gross inflow life: EUR 1,102 million
Germany
Ownership: 100%
Gross inflow life: EUR 41 million
Ukraine
Ownership: 100%
Gross inflow life: EUR 2 million
China
Ownership: 24.90%
Gross inflow life*: EUR 2,371 million
Hong Kong
Ownership life: 100%
Gross inflow life: EUR 297 million
France
Ownership: 100%
Gross inflow life: EUR 335 million
Portugal
Ownership: 51%
Gross inflow life: EUR 2,163 million
Gross written premiums non-life:
EUR 214 million
Turkey
Ownership: 100%
Gross inflow life: EUR 62 million
Italy
Ownership: 25%
Gross written premiums non-life: greenfield
operation
India
Ownership: 26%
Gross inflow life*: EUR 67 million
Malaysia
Ownership: 30.95%
Gross inflow life*: EUR 498 million
Gross written premiums non-life*:
EUR 293 million
Thailand
Ownership life: 31%
Ownership non-life: 12%
Gross inflow life*: EUR 456 million
Gross written premiums non-life*:
EUR 89 million

* Based on 100%

Rebuilding our company

Following his appointment as CEO of Fortis, Bart De Smet confirmed the start of a strategic review to validate the business model and establish a road map for Fortis's future as an international insurance group. He elaborates here on the key findings.

SUMMARY

Fortis conducted a thorough strategic review of its business with the intention of leveraging its inherent strengths and capabilities. At the same time Fortis wants to improve its operational performance on an ongoing basis. Fortis enjoys a market leading position in Belgium and has a strong presence elsewhere in Europe, specifically the UK and Portugal. Fortis also has a significant and long-standing presence in Asia, with strong positions in Malaysia, China and Thailand. On this basis the decision to grow and develop further as an 'international' insurance group was a logical one, with the intention to focus strongly on partnerships reflecting a strong track record.

What was the outcome of your strategic review and how do you intend to move forward?

Let me start by stressing that this was a very thorough exercise that will allow us to validate our strengths and define what kind of company we want to be in the future. To summarise, we intend to grow as an international insurance group on the basis of our existing strengths and proven capabilities, excelling in partnerships in Europe and Asia. We have a market-leading position in our Belgian home market, a strong market position in Europe including the UK and Portugal, and a significant presence in the Asian growth markets such as Malaysia, China and Thailand. Together these two regions represent around 70% of the world life market and 53% of the non-life market and offer a good balance between mature markets and growth markets with the potential to create substantial value. Partnerships will remain the cornerstone of our business model, and as such we will look to team up with strong local champions in distribution.

What are your key priorities in 2010?

Our number one priority overall is to increase the value of our company for all stakeholders. To achieve that, we must execute effectively against our strategy and maintain strong discipline in respect of our fundamentals including exploring ways to optimise the operational performance of our core businesses. We have begun streamlining our portfolio to ensure that all our businesses contribute positively to the bottom line, meeting the key performance criteria established within the strategic framework. We will continue to grow our core businesses organically and through small add-on acquisitions. Finally, we know that we have legacy issues to manage in the years ahead, but we will not allow this to distract us from our core business objectives.

Having concluded this review are you satisfied with the company's financial performance?

We are solidly capitalised with government bonds representing an important part of our asset portfolio and we have a strong liquidity position. We aim to maintain a conservative risk profile

"I feel very confident that we are well positioned to continue to build our franchise as a solid and conservatively managed international insurer with a good balance between stable cash-generative activities and exciting growth opportunities founded on our established expertise and partnership skills."

Bart De Smet, CEO Fortis



▲ *Transaction Closing Ceremony - Thailand*

and our commercial performance has demonstrated its resilience this past year. This should be seen in the context of a very challenging market environment, which also impacted customer behaviour. Low investment income has brought into question the attractiveness of life product offerings, and we saw higher claims in the non-life sector. Despite a sound performance, there is certainly no room for complacency and we must always strive to do better. We believe there is a lot of growth potential in the company and so we expect continued improvement in our financial performance over time. Given the uncertain start to 2009, we are particularly pleased that we have been able to stabilise the company and that we have created strong fundamentals for a solid company going forward.

Why do you place so much emphasis on partnerships?
A company should always play to its strengths. Partnerships are a proven core competence for Fortis, and we believe it to be a strong basis for growth. We have the advantage of being able to transfer successes and learnings between markets. In many markets we represent the gold standard for partnerships so this was an obvious area of concentration for us. Given that we no longer own our main global distribution channel, our future success will be determined by our ability to team up with best-in-class local distribution partners.

Is Fortis in a position to make acquisitions?
Fortis is very well capitalised with EUR 1.3 billion of discretionary capital available to fund growth, among other things. We have confirmed that we will grow organically and through selective acquisitions, but we will only embark on the latter if they meet strict financial criteria. We do not anticipate large-scale acquisitions in the near future and we intend to proceed prudently. So the emphasis is on finding the right opportunities, but not at any cost.

What other aspects of the strategy have yet to be finalised?
The strategy exercise is not a static process with a beginning and an end. It will continue to evolve over time and will be reviewed on an ongoing basis in the context of opportunities we identify or other external factors. The markets remain volatile and we must stay alert at all times. We are exploring ways to further simplify the group's structure. The management of the General Account, with the aim to extract as much value as possible from the remaining legacy issues, is another priority. This would also contribute to a clearer understanding of the group as I notice that a lot of investors and analysts have refrained from looking at Fortis because of this perception of complexity. Finally, we have also embarked on the process of developing a new brand to mark our new beginning as a group.

What improvements have been made regarding the organisational structure?
We have simplified the management structure significantly and imported new talent into the company. We have structured the management in a way that allows us to manage legacy issues separately, reducing the risk of disrupting our day-to-day business operations. At the same time, we have increased the accountability of management in the field, elevating the regional CEOs to Management Committee level, which recognises our international strategy and decentralised approach. Our lean management structure will shorten the communication lines between the business and corporate centre. This will facilitate our decision-making process, allowing us to act more quickly and with greater efficiency.

Has Fortis finally put its problems behind it?
While we have made good progress on a number of fronts, there is no room for complacency. The closing of the revised transaction with BNP Paribas and the Belgian state was, of course, an important turning point, in that it allowed us to take back control of our destiny. But a lot of work remains to be done. We stabilised the company, strengthened our financial position, announced a new strategy and put in place a seasoned team to deliver on that strategy. But legacy issues remain, and we fully intend to face up to them.

A challenging year for the insurance sector

2009 proved to be another tough year for the insurance sector, with a series of challenges and significant market-related events having a structural impact on the business.

SUMMARY

The environment for the financial sector in 2009 remained volatile – and the insurance sector certainly was not immune. With traditional bancassurance dissipating and a desire for more simplified business models, the insurance landscape is going through a period of fundamental change. In addition, and faced with the reality of new capital adequacy regulations, Fortis, along with its competitors, is focused on meeting the requirements of Solvency II by 2012. The underperformance of the equity markets and concerns over the state of public debt in some countries are forcing the insurance sector to rethink its investment strategies. At the same time customer behaviours are changing in response to the current economic and financial environment.

The gradual unwinding of the integrated bancassurance model, which had already begun to develop in recent years, was perhaps one of the most fundamental trends. This bancassurance concept was first adopted by banking and insurance groups in the early 1990s, driven by a number of factors. Bancassurance created the opportunity for an integrated business platform with counter-cyclical earnings streams and a positive diversification impact on capital. From a business perspective this model created synergies in respect of distribution and cross-sell potential beyond banking and insurance, including asset management and other complementary product portfolios.

An increasing number of bancassurers today are reassessing whether they are the best owners of each asset they hold. More and more financial groups have concluded that it is better to separate the ownership and rely on other business models such as the establishment of long-term distribution contracts between insurers and banks or the creation of joint ventures.

EU requirements affecting beneficiaries of state aid, stronger capital requirements driven by new regulations and a desire to simplify current business models are just some of the factors driving this process. The trend is likely to be the catalyst for fundamental change in the insurance landscape in many European countries, specifically in markets such as Belgium and the Netherlands, which have historically been at the forefront of bancassurance. A number of new players or old players under a new name will begin to emerge.

In addition, insurance companies have once again been facing volatile financial markets. While equity and structured credit markets were a big source of concern in 2008, the significant recovery in 2009 should have resulted in some interesting returns on investment portfolios. However, as most insurance companies structurally divested equities in 2008 and remained very prudent in taking new equity positions, the positive impact of this trend has been quite limited.

By the end of the year, concerns were growing about the financial reliability and potential risk of default of a number of sovereign countries, including Dubai and Greece. With public debt burdens running at levels of around 90% of GDP and even higher in countries like Greece and Ireland, the expectation is one of notably lower growth. Even in the EU, the critical state of public finances in some countries has led to uncertainty about the capacity of these nations to refinance their outstanding debt. This has resulted in a significant increase in risk premium on outstanding government bonds. Insurers, as significant buyers of these bonds, have been forced to rethink their investment policies and to assess the best response to this changed risk environment. At the same time insurers are faced with the need to identify attractive investment opportunities with acceptable risk levels, in order to remain competitive in terms of product offerings. The need for many countries to balance their budgets over time could result in higher taxation and lower disposable income for their citizens.


FORTIS

▲ *Team Meeting - Turkey*

Looking specifically at the life business, it is interesting to note that concerns have shifted away from balance-sheet issues, such as capital adequacy, towards operational and commercial challenges. The latter translate into volume issues, but also the necessity for competitive product offerings.

Life insurers are also confronted in the current economic and financial environment with the need to adapt to changing consumer behaviour. The crisis has led, for instance, to increased savings ratios in most of the developed economies. Life insurance products with guaranteed rates remain attractive to policyholders because returns are generally higher than savings or deposit accounts. What's more, the dilemma of ageing populations has pushed the financing of pensions back onto the public agenda in most developed countries. Present market conditions also provide opportunities, such as the simplification and standardisation of product portfolios.

In the non-life market - and particularly the non-life segment – insurers were faced with 'large loss' claims in the first half and with an increasing frequency, and this will remain a challenge in 2010. Fierce competition and the recession have caused pricing pressure, resulting in a general deterioration of combined ratios across borders. In certain non-life segments and countries, overhangs from prior-year loss provisions have had a positive impact on earnings. Going forward, it is expected that the industry will have to adjust prices to address a number of structural changes in risks, while claims management requires a continuous focus.

Finally, insurance companies will have to make progress in 2010 on Solvency II – the new capital adequacy framework expected to become effective as of 2012. The regulations are still being discussed, and so the final impact on the solvency ratio's of insurance companies remains uncertain.

Our business activities

Management's desire to be close to the business was reflected in 2009 in the decision to reorganise Fortis's management structure. As of 2010, the financial reporting of the international insurance activities will be fully aligned with the new organisational structure. As such, Fortis Insurance International will be split over three business segments: the UK, Continental Europe and Asia.

SUMMARY

Despite a testing environment, Fortis has continued to make good progress in its business activities. A new simplified organisational structure was put in place to support the company's operations in Belgium, the UK, Continental Europe and Asia. Fortis maintained its reputation as a product innovator picking up a number of high-profile industry awards. Within Belgium, AG Insurance also extended its market lead in both the life and non-life sectors. Internationally Fortis continued to grow through joint ventures with important partners including Tesco and Toyota in the UK and in Italy through an international partnership with UBI Banca in the non-life sector. In Asia key relationships in Malaysia, China, Thailand, Hong Kong and India were further solidified providing strong endorsement for the strategic plan.

AG Insurance

The Belgian insurance activities, operating since June 2009 under the name of AG Insurance, have a long-standing history. In 2009, total gross inflow amounted to nearly EUR 7 billion and the company served more than 2.5 million customers. Some 75–80% of this income related to life insurance and 20–25% to non-life. AG Insurance currently employs more than 4,000 people (excluding Fortis Real Estate), located mainly in Brussels and in the regional offices in Antwerp and Charleroi.

AG Insurance delivers a comprehensive range of life and non-life products. It operates a multichannel strategy by selling its products to private individuals and to small and medium-sized enterprises (SMEs) via over 3,000 independent brokers and via the bank channel of BNP Paribas Fortis branches, the branches of its subsidiary the Belgian Post Office Bank (Banque de La Poste/Bank van De Post) and the branches of its second brand Fintro. AG Employee Benefits is the dedicated business unit selling group life and health-care products, mainly to larger enterprises.

AG Insurance extends its market leadership

In 2009, in difficult market circumstances, AG Insurance strengthened its market leadership position in life (both retail and group life), while consolidating its market share in non-life. In life, AG Insurance's market share at the end of the third quarter stood at 32% in terms of inflow, compared to 26% in 2008 – a net improvement and confirmation of its number one position in life.

In non-life, AG Insurance reinforced its number two position with a market share of about 15% in terms of gross written premiums at the end of the third quarter 2009.

Our business activities - AG Insurance
Inflow per distribution channel (EUR million)


2,967 3,708 2,102 1,834 1,211 1,324 Total
226
2,741
229
3,479
1,046
1,056
1,084
750
191
1,020
202
1,122
2008 2009
Bank
2008 2009
Broker
2008 2009
Employee Benefits
Individual life
Non-life
Group life
Health care

Our business activities - AG Insurance
2008 market shares based on 2009 Assuralia publication


23.8%
Others
25%
AG Insurance
Dexia
13.2%
AXA
KBC
12.2%
Ethias
Life
21.8%
AXA
32.2%
Others
17.2%
AG Insurance
Fortis Corporate Insurance included
13.3%
Ethias
6.1%
P&V
KBC
Non-life



▲ *Team building - Belgium*

Fortis Real Estate

The real estate activities of AG Insurance are performed by Fortis Real Estate, a fully-owned subsidiary. Fortis Real Estate is the largest and most versatile real estate group in Belgium, active in asset management, development and public car park management.

Assets under management totalled EUR 5.2 billion at the end of 2009 and include the real estate investments of AG Insurance as well as third-party investments.

In 2009 Fortis Real Estate completed real estate investments worth EUR 324 million on behalf of the group, including a 50% stake in the Brussels Trade Mart, the retail centre Centre Monnaie in Brussels, the Carrefour distribution centre in Kontich, the mixed use complex in Ghent South and several public car parks, thanks to which we reinforced our position in Western Continental Europe, chiefly Italy and Spain.

"I'm delighted that Fortis's core values include a belief in 'solid partnerships'; above all because that aligns perfectly with our own strategy."

Antonio Cano, CEO AG Insurance

Operational highlights

Fortis Insurance Belgium was successfully rebranded as AG Insurance on 22 June 2009.


INSURANCE

As Belgium's foremost Insurance company, AG Insurance occupies an essential position in the Belgian societal and economic environment, enabling its retail and business customers to protect themselves against risks related to life and to their activities.

To that end, AG Insurance paid compensation amounting to EUR 0.9 billion in non-life insurance in 2009. In addition, more than EUR 4.9 billion was paid within the framework of life insurance contracts, including guaranteed returns and profit sharing.

AG Insurance pursued its strategy of product and service innovation in both life and non-life in 2009. Here are some examples:

- The spotlight in individual life was on savings products with a guaranteed interest rate. Given the steep yield curve with low interest rates, this type of product offers successful alternatives for traditional bank savings accounts. A continuous flow of capital-guaranteed unit-linked products was launched, anticipating increasing customer demand for such funds.
- AG Insurance continued its development in group life and health-care in the fast-growing market for sector-wide pensions and health-care plans. Successes included realising the group health-care contract for the transportation and construction sector, taking the number of insured over the one million threshold. Initiatives reinforcing the provisions of defined benefit plans contributed to strong growth in group life. 'Pension@work' – a product that exploits untapped potential in the SME group life market, and which was already offered through brokers – was rolled out through the bank channel.

In non-life, AG Insurance pursued its product innovation strategy with the launch of several new products in the retail market, such as the new 'Franchise 0-Click' for comprehensive motor insurance and the 'Turbo Bonus' in TPL[1] motor insurance. Product innovation also continued in the SME market, with the launch of the new products 'TPL D&O' (directors and officers liability insurance) and 'Transport'. The range of non-life 'packs' has been extended to include specific covers for physiotherapists. Flexible multicover concepts like 'Familis' and 'Modulis' sustained a solid growth rate. At the end of 2009, there were almost 470,000 Familis policies in portfolio, while the number of Modulis policies stood at 75,000.

Two independent Belgian surveys, conducted by ICMA and AT Kearney, show that, notwithstanding the fact that AG Insurance's image suffered from news related to Fortis, it has nevertheless maintained its leading position as the privileged partner to brokers. The customer satisfaction survey for AG Employee Benefits also confirmed the maintained confidence of its customers despite the situation of Fortis and the economical and financial environment.

In collaboration with UCL (Université catholique de Louvain), AG Employee Benefits launched a chair on the security of pensions (Pension Valuation and Solvency).

In addition to its innovative approach and actions to reinforce its operational excellence, AG Insurance continued to leverage cross-selling and multichannel expertise:

- The distribution agreement with BNP Paribas Fortis, which stipulates that AG Insurance is the exclusive insurance provider for the bank, was confirmed in 2009 and will continue until at least 2020.
- Modulis VIP, the unique synergy distribution model between the banking and broker channel, is well on track. In less than two years, more than 20,000 leads have been generated, involving more than 1,000 BNP Paribas Fortis branches and 3,000 brokers. Today, more than 45% of leads have been converted into Modulis VIP contracts.
- The cross-sell approach in group life between AG Insurance Employee Benefits and BNP Paribas Fortis Commercial Banking has been reinforced.

1 TPL: Third Party Liability

The disentanglement of the former Fortis group required AG Insurance to embark on a repositioning project, which will continue in 2010. This project aims to prepare AG Insurance to operate as a successful stand-alone insurance company in the future.

AG Insurance SRI Funds

Socially Responsible Investments funds (SRI) are funds invested in companies that respect human rights and the International Labour Organisation Treaties. Companies that lack a socially responsible approach are excluded from the SRI funds. AG Insurance compiles its SRI portfolios on the same basis as its Multi-Enterprise portfolios. Companies with activities in the field of weapons, animal-testing, tobacco, gambling, pornography, nuclear energy or chemical products are then excluded. The SRI funds privilege companies that belong to the Ethibel Excellence Investment Register.


RIAS
Where insurance
ets better with age
M S

▲ *RIAS sponsored charity show – United Kingdom*

Fortis Insurance International

United Kingdom

Fortis UK is a leading national provider of non-life and life protection insurance solutions. The company's successful customer-focused strategy aligns its activities with how customers want to buy insurance. The approach is based on the delivery of high-quality and innovative products and services, manufactured at costs better than market norms. Fortis is the affinity partner of a number of very strong brands such as Marks & Spencer, Tesco, John Lewis Partnership, Toyota, the Post Office, AA and many others.

Our business activities - Fortis UK
Business Mix


15%
Commercial Lines
1%
Protection
84%
Personal Lines
Product Mix (GWP)
23%
Owned
25%
Affinities
52%
Brokers
Distribution Mix (GWP)

RIAS – a subsidiary of Fortis UK that targets customers over the age of 50 – was ranked in the top two car insurance providers in the UK for customer communication, helpfulness, value for money and performance, as voted by 20,000 *Auto Express* readers in the 2009 'Driver Power' survey. RIAS itself has over a million customers in a growing market segment.

Fortis UK recorded a gross written premiums inflow of around EUR 920 million – a substantial year-on-year increase of 6%. It also benefited from strong capitalisation levels, with EUR 392 million reported in 2009, or 269% of the minimum capital required by the FSA.

Fortis UK serves some seven million customers and employs nearly 3,000 people.

"In these uncertain times general insurance professionals are not immune to the impact of public confidence, making it more important than ever that we adopt the highest standards of professionalism and are clearly seen to be adopting such standards."

Barry Smith, CEO Fortis UK

New joint ventures fuel growth in UK

Despite the global financial crisis, Fortis UK was able to maintain its position as eighth biggest personal general insurer in the UK. In addition, the recently announced partnerships with Tesco, Toyota (GB) PLC and its insurance partner in the UK, Aioi Motor and General Insurance Company of Europe Limited, reinforce Fortis as one of the leading insurance solutions providers and are set to make Fortis UK the second largest car insurer in the UK.[1]

Fortis UK Market Position

Top Car Insurers (by # cars insured)


RBS 6,482
Aviva 1,835
Fortis 1,704
HBOS 1,322
RSA 1,181
AXA 903
Zurich 783
0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000

Aside from its partnerships, Fortis saw very good progress in the development of its new life protection business, which not only grew market share to 3.8% from a standing start, but has also continued to win awards for its innovative customer-centric products and service delivery.

Fortis is also a market leader in operational efficiency – Datamonitor ranked Fortis 'most efficient insurer for motor claims in 2008' for the sixth consecutive year and 'most efficient insurer for household claims in 2008'.[2]

Operational highlights

Fortis UK continued to implement its strategy of building sustainable partnerships by providing award-winning products, servicing capabilities and a range of innovative distribution channels. This ensured effective growth in 2009 and built a strong platform for further growth in 2010. Here are some examples:

- Significant new partnerships, including a new contract with Tesco (Tesco Insurance, in which Fortis has a 50.1% stake), beginning in 2010, and Toyota (GB) PLC, generating over 500 new jobs in the UK. These partnerships will add a further 1.5 million motor and household customers to its current 7 million customer base.
- Fortis Life saw a successful first year of trading in the life protection market. It currently receives more than 600 applications a day and provides cover to 38,500 customers. Products are distributed through Independent Financial Advisers (IFAs) and affinity partners. By the end of 2010, it is planned that Fortis UK protection products will be available to the whole of the IFA market.
- The existing partnership with the Post Office for private car, household and travel insurance has been expanded to the UK SME market. A new five-year transaction with Post Office Financial Services (POFS) to launch a suite of commercial products was agreed and implemented during 2009.
- Expansion occurred into the UK commercial SME market, based on further investment in broker relationships, electronic trading platforms to maximise service efficiency and strengthening the breadth and depth of our product range. This included the delivery of a number of new commercial proposition developments including the launch of fleet insurance.
- A new underwriting partnership with personal lines and niche insurance provider UK Underwriting, as part of a five-year partnership, gave Fortis access to a wider range of products and services.
- Fortis UK's Chief Executive Officer, Barry Smith, was elected president of the Chartered Institute of Insurance.
- Fortis UK built on its reputation as a product innovator, by introducing new and enhanced product offerings including further enhancements to its online travel platform 'Broker Travel Web' for brokers which resulted in the number of policies purchased via this system doubling in the last half of 2009 compared to the same period in 2008. On the basis of this innovation Fortis UK was named as a finalist by Insurance Times for its E-Business award.
- A unique and dynamic approach to protection underwriting including a signature-free process, no automatic requirement for GP reports, and no ongoing duty of disclosure has been positively received by the industry. The Innovation Award for Real Life Cover highlighted the attractiveness of incorporating all essential protection needs into a single plan.

1 Based on EMB Analysis of FSA Returns 2008 (published August 2009).
2 Based on the top ten largest motor insurance providers by GWP and the top 20 largest household insurance providers by GWP.

The Green Insurance Company

'The Green Insurance Company' (TGIC) is a wholly-owned subsidiary of Kwik-Fit. In 2007, Kwik-Fit launched a proposition for 'Green Insurance' taking customers further down the 'green' path by providing a 'green' community, offering ongoing education and through which those interested could network and share ideas. The product is unique in providing 100% carbon offset free of charge and low emissions discounts. Fortis Insurance Limited's underwriting protocols aim to reward 'green' cars and environmentally friendly procedures were already in place across the organisation. End 2009, the results are impressive: 4,000 customers since launch with 1,500 new customers joining per month.

- Winner of the Incisive Media 'Gold Standard Award' for the second consecutive year. This significant recognition assessed the company's performance across the five elements of trust, fair value, financial strength, service and its capability to conduct business well. Such is the high standard demanded of Gold Standard Award nominees that only a few companies are accredited each year. Fortis UK is the only general insurer to have won this award.
- Top insurer for 'personal line underwriting' and 'personal lines claims service' (Professional Broking Sentiments Survey, May and October 2009).
- Top insurer in terms of service levels compared with ten other major insurers (Institute of Insurance Brokers (IIB) Survey, April 2009).
- Winner of the *ifs* Financial Innovation Award for 'Most Effective Insurance Initiative or New Product' for 'YourLife Plan' and 'Real Life Cover' propositions.
- Datamonitor ranked Fortis as the most efficient insurer for motor claims in 2008 for the sixth consecutive year, and the most efficient insurer for household claims in 2008.

Continental Europe

The Continental Europe segment consisted of insurance activities in seven countries at the end of 2009: Portugal, Luxembourg, France, Germany, Turkey, Ukraine and the recently launched operation in Italy. This segment operates through a mix of leading positions in mature markets with smaller positions in fast-growing markets. These generated premium income of around EUR 3.9 billion in 2009, of which 94% was realised in life, and 6% in non-life. The workforce numbered close to 1,400 people at 2009 year end.

As part of Fortis's global strategic review, the Continental Europe segment took a number of initiatives in 2009 to align its portfolio to the changed economic and corporate environment. Each entity was assessed in terms of its position in the market, its critical size and its ability to generate a meaningful contribution within three to five years. This led to the decision in the second half of 2009 to sell the Luxembourg non-life activities and to place the life business in Russia in run-off. Going forward, a three-stage approach will be applied to actively manage Fortis Continental Europe's portfolio. First of all, the focus will be on Fortis's core competencies, including strengthening partnerships, expanding multichannel distribution, and innovating the product offering. Secondly, the current portfolio is continuously being assessed, to determine where sub-scale activities will be strengthened or divested. And thirdly, selective investments in areas of growth will be made – no greenfields, adherence to investment criteria and in line with strategic purposes.

Fortis aligns activities with new strategy

- The joint venture with Millenniumbcp in Portugal is a top tier player, active in both life and non-life insurance.
- In Luxembourg, Fortis offers life insurance through the network of BGL (formerly Fortis Banque Luxembourg), and enjoys a leading position in cross-border life insurance.
- Life insurance is sold in Turkey via Fortis Bank and agents.
- Life products are offered in Germany via independent brokers, telemarketing, fee-based advisers and Von Essen Bank.
- In Italy, Fortis (together with BNP Paribas Assurance) has agreed an international partnership in non-life insurance with UBI Banca, the country's number four bank, serving four million banking customers. The European and local regulatory authorities approved the transaction at the end of December 2009 and the company enters the consolidation scope as of 1 January 2010.

"The challenge of constantly creating new solutions, of surpassing expectations, of doing more, of doing different, of doing better, was and will continue to be the Company's path to remain in the first line of innovation in the Portuguese insurance market, building on Millenniumbcp distribution skills and on Fortis know-how."

Francisco Lino, CEO Millenniumbcp Fortis

- Fortis is a smaller life player in France, focused on small businesses and self-employed and affluent retail customers.
- In Ukraine, Fortis sells life insurance mainly through agents.

Operational highlights

- Fortis responded swiftly to shifting customer demand in Portugal with, on the life side, an innovative new pension product that addresses customers' increased risk aversion. Non-life saw the launch of new motor and pet insurance products. The specialised agent pool set up in 2008 to promote non-life products in the small business segment was further developed and now consists of around 300 agents and brokers.
- New guaranteed-return products were successfully launched in Luxembourg.
- In Germany, Fortis introduced the innovative HonorarKonzept distribution concept. This fee-based adviser network provides customers with specialised financial advice in a transparent and objective way, as the consultants' fees are paid by the customer directly rather than via commissions.
- The recently signed distribution agreement with the online provider Sicavonline in France has broadened the distribution of Fortis France's life products and will serve as a lead-generator for the agent network.
- The agency channel created in Turkey in 2008 now works with around 100 of the top 250 agents. A new initiative focusing on subagents was launched in 2009, in which the strongest agents are offered support in hiring talented new salespeople and building the necessary infrastructure.



▲ *Joint venture agreement - Italy*

Recognition by customers and sector organisations of Fortis's efforts to constantly improve its products is reflected in the numerous awards received by the different businesses:

- Médis (Portugal) received the 'Superbrand' award for the fourth time in a row, and the 'Brand of Excellence', both presented by Readers' Digest.
- Germany received high marks for its supplementary disability insurance from Morgen & Morgen.
- Occidental Vida (Portugal) was awarded the prize for 'Best Large Life Insurance Company' by Exame.
- France won the 'Label d'Excellence' – awarded by *Les Dossiers de l'Épargne* – for its new retirement product 'Forticiel Génération 2'.

Our business activities - Continental Europe
Business breakdown (Gross inflows FY 09: EUR 4 billion)


6%
Non-life
94%
Life
1%
Germany
2%
Turkey
France
28%
Luxembourg
60%
Portugal
Product Mix
Regional breakdown

Our business activities - Continental Europe
Distribution breakdown (Gross inflows FY 09: EUR 4 billion)


5%
Agents
5%
Others
23%
Brokers
67%
Bancassurance
6%
Agents
9%
Others
16%
Brokers
69%
Bancassurance
Life
Non-life

Doctors of the World

Since 2008, Fortis Insurance International has supported the international humanitarian organisation **Doctors of the World**. Doctors of the World has an international network with charity projects in all the countries in which Fortis has its operating companies and joint ventures. This organisation gives medical and humanitarian support to people who cannot afford to pay for it or who have been overlooked or excluded. That's something that speaks strongly to an insurance company active in health plans and life insurance and which is ultimately concerned with the wellness of people.

In 2009, Continental Europe decided to continue to support Doctors of the World. Its example was followed by Fortis Lebensversicherungen Deutschland and Millenniumbcp Fortis.

Asia

Since 2001, Fortis has selectively entered high-growth markets in Asia, where it has successfully built high-value-added insurance operations. Fortis is active in five countries in the region, through a fully-owned subsidiary in Hong Kong, and partnerships with local operators in China, Malaysia, Thailand and India, offering a full range of insurance products through multichannel distribution platforms.

Strategy confirms Asia as key market for growth

- Mayban Fortis has been active since 2001 in Malaysia's life and non-life insurance markets, as well as asset management. It has achieved leading positions in new business for life insurance, gross written premiums for non-life, and family takaful. Fortis holds a 31% stake in Mayban Fortis. The operating companies were rebranded at the end of 2007 as eTiQa, which has since grown into a leading brand.
- In China, Fortis owns a 24.9% stake in Taiping Life, the country's seventh largest life insurer. Products are distributed through Taiping Life's national network of more than 600 offices and over 60,000 insurance agents, and by way of distribution agreements with several major Chinese banks, which jointly have a network of over 20,000 branches.

Our business activities - Asia
Distribution and regional mix 2009 (%)



Other
34%
Agents
55%
Bancassurance
7%
21%
58%
India
Hong Kong
Thailand
Malaysia
China
2009

- In Thailand, Fortis has been a major shareholder in Muang Thai Group Holding since 2004. It currently has an economic interest of 31% in Muang Thai Life Assurance, and 12% in Muang Thai Insurance Public Company Ltd, which is listed on the Stock Exchange of Thailand. Muang Thai Life Assurance ranks number three in the life insurance market, while Muang Thai Insurance Public Company Ltd is number five in the non-life market. The operating companies have developed into a fully-fledged and significant multichannel distributor with market leadership positions in bancassurance and agency productivity. In November, KASIKORNBANK (Thailand's number three bank) increased its stake in the joint venture in Muang Thai Group Holding to 51%, becoming a reference shareholder in the partnership.
- Fortis Insurance Company (Asia) Ltd (FICA) has been Fortis's wholly-owned subsidiary in Hong Kong since 2007. Distribution occurs primarily via the company's in-house agency sales force, which is the fifth largest in Hong Kong. FICA is also an active participant in the Independent Financial Adviser channel. The company ranks among the top ten life insurers in terms of new business premium income in Hong Kong.
- In India, Fortis owns 26% of IDBI Fortis Life Insurance Company Ltd, a joint venture with Industrial Development Bank of India and Federal Bank since 2008. IDBI Fortis sells life insurance through the partners' extensive networks of over 1,100 branches and also via agents. Alternative distribution channels are under development. The IDBI Fortis greenfield operation launched in March 2008 got off to the strongest start of any of the joint-venture insurers. The company passed the one per cent market share threshold among private insurers in India in the second half of 2009.

"Fortis Insurance International has contributed significantly in the areas of bancassurance, product development as well as insurance management. The strong synergy created between our organisations would be the key driver to achieve our objective, which is to be the leader in the Thai life insurance industry."

Sara Lamsam, CEO Muang Thai Life Assurance

Operational highlights

- Malaysia: Mayban Fortis successfully concluded the three-year merger programme that started in 2006 with the acquisition of MNI and Takaful Nasional. The corporate restructuring into two core entities – eTiQa Insurance and eTiQa Takaful – achieved a new milestone with the integration of the former Mayban General Assurance Bhd. The group embarked on a renewed three-year strategic plan with the goal of breaking away from the competition and becoming the 'National Insurance Champion' in Malaysia.
- China: Taiping Life maintained its solid position in China's life insurance industry with a premium income of almost EUR 2.4 billion and 2.8% market share. In the course of 2009, the company expanded its agency sales force to over 60,000 and a national network of more than 600 offices.
- Thailand: KASIKORNBANK forged closer ties with Muang Thai and Fortis by increasing its stake in Muang Thai Group Holding Company to 51%. This stronger and broader three-way partnership will further solidify Muang Thai's already highly successful business and will accelerate the growth of sales, revenue, and value creation.
- Hong Kong: the full launch of the Business Oriented Support System (BOSS) was an important milestone for FICA in 2009. The new service platform helps increase productivity and operational efficiency, while simultaneously enhancing the professionalism of our consultants. The customer experience has also benefited, as customers are now offered an e-portal they can use to access online data about their policies at any time, and to perform housekeeping tasks, such as changes of address and fund switches.
- India: the commercial operations of IDBI Fortis got off to a promising start, with distribution through agents and the networks of the joint venture partners.
- A number of "firsts" were introduced to the market in 2009 including the Multiple Critical Illness rider through Muang Thai Group in Thailand; and an innovative Incomesurance Endowment and Money Back Plan that offers unmatched transparency to the customer to customers of IDBI Fortis Life in India.
- In China one of the key life products available through Taiping Life, Fulu Shuang Zhi which provides accelerated death benefits on critical illness was named the Best Health Insurance Product in the Fourth Annual China Product Innovation Competition.
- With a view to tapping into the growing market of retirees and high net worth individuals in Hong Kong, 'Wealth Partner' was launched with high flexibility in terms of tenure and the broad range of investment choices available to policyholders.
- eTiQa in Malaysia followed up the launch of the Pesona Lady personal product with two new products targeted at the male segment within Maybank's customer base. The Hero 15 and Takaful Hero 15 products provide a range of benefits in the event of the death or permanent disability of the main breadwinner. A first of its type in Malaysia, the product resulted in 15,000 new policies in the first five months.

FCBEscola Hong Kong

As a corporate citizen, FICA believes in bringing joy and enriching the lives of children, their families and the community as a whole. FICA is the presenting sponsor of the FCBEscola Hong Kong – a youth football training academy established by European Champions, FC Barcelona and the leading local football club Kitchee. The academy provides a long-term training programme at no charge for young aspiring footballers with the training model based on FCBEscola, the youth football school of FC Barcelona.

FCBEscola HK has been invited to expand its programme to a number of local schools. Starting from September 2009, the programme has been extended to around 1,000 students free of charge. While the aim of the programme is to enhance the children's football skills, FCBEscola HK also seeks to encourage values such as tolerance, respect and companionship. The huge attraction of football and FCBEscola HK programme strengthens the communication links between the company, agents and clients, at the same time enhancing the positive image of FICA as a responsible corporate citizen in the community.

Partners in sport! FC Barcelona school in Hong Kong ▶


FCB
FCBESCOLA
HONG KONG
RTIS
FCB
FCBESCOLA
HONG KONG
RTIS

There were prestigious awards in 2009 for several entities in Asia:
- Muang Thai Life was honoured in Thailand with the first prize in the Prime Minister's Insurance Awards, organised by the Office of Insurance Commission. It also won the Prime Minister's Award 2008 for the 'Best Managed Insurance Company' for the third consecutive year.
- In Hong Kong, FICA dominated the insurance category in the SCMP/IFPHK Financial Planner Awards 2009 in terms of the number of successful entrants, and was named as the overall winner ('Industry Winner – Insurance'). The consumer award – 'My Favourite Financial Planner' – also went to one of FICA's agents.

General Account

Within Fortis's current scope, the General Account manages shareholders' equity, provides back-to-back funding to the operating entities and incorporates Fortis's corporate centre. It comprises the holding companies and various financing vehicles that have been used to issue debt to finance Fortis's activities.

In legal terms, the Fortis General Account consists of the following companies:
- Fortis SA/NV and Fortis N.V., the two listed holding companies ('Topcos');
- Fortis Brussels SA/NV and Fortis Utrecht N.V., two sub-holding companies ('Subcos') which primarily hold all the assets of Fortis SA/NV and Fortis N.V.;
- Fortis Insurance N.V. and Fortis Insurance International N.V., the holding companies for the insurance operations.

The financing vehicles are Fortis Finance N.V. (issuer of senior debt), Fortfinlux SA (issuer of the FRESH), Fortis Hybrid Financing S.A. (issuer of the Hybrone, NITSH I and II), GF Lux S.A. (issuer of a senior loan convertible into FGF Lux shares) and Fortinvestlux S.A. (holder of forward-purchased FGF Lux shares).

The General Account also includes assets and liabilities such as the investment in Royal Park Investments SA/NV, the call option on the BNP Paribas shares and the so-called RPN(I) related to the CASHES financial instrument.

Royal Park Investments

On 12 May 2009, Fortis acquired a 44.7% stake in Royal Park Investments (RPI), a company that took over part of Fortis Bank's structured credit portfolio. This stake has been accounted for using the equity method.

RPI acquired from Fortis Bank on 12 May 2009 a portfolio of structured credits for an agreed purchase price of EUR 11.7 billion. The corresponding face value of the portfolio amounted to EUR 20.5 billion at 12 May 2009. This purchase was funded by (i) EUR 1.7 billion equity (of which Fortis provided EUR 760 million (44.7% stake), the Federal Participation and Investment Corporation (SFPI/FPIM) EUR 740 million (43.5% stake) and BNP Paribas S.A. EUR 200 million (11.8% stake)), (ii) EUR 5 billion of super senior debt (provided by Fortis Bank) and (iii) EUR 5 billion of senior debt (10% of which was provided by BNP Paribas and 90% of which was provided by Fortis Bank (the portion provided by Fortis Bank was in the meantime refinanced by a commercial paper programme guaranteed by the Belgian state)). Any cash generated by RPI will first be used to repay the super senior debt.

Call option on BNP Paribas shares

Fortis SA/NV was granted a cash-settled call option by the Federal Participation and Investment Corporation (SFPI/FPIM) that allows it to benefit from any appreciation in the value of 121,218,054 BNP Paribas shares held by the SFPI/FPIM. This option entitles Fortis SA/NV to the difference between the strike price of EUR 66.672 and the market price of the BNP Paribas shares at the time of exercise of the option, or the selling price of the underlying BNP Paribas shares, at the discretion of SFPI/FPIM. After the expiration of a lock-up period on 10 October 2010, Fortis SA/NV can exercise the options for a period of six years ending 10 October 2016.

As it announced in its press release of 27 July 2009, Fortis has undertaken that, to the extent permitted by law and taking into account certain practical constraints, it will propose to its shareholders the distribution in the form of a dividend of any gains from the exercise or monetisation of the BNP Paribas option. Fortis SA/NV is looking for ways to receive any proceeds out of the option in a tax neutral way, in order to enhance the amount that can be distributed to the shareholders.

RPN(I)

The RPN(I) is a legacy financial instrument that finds its origins in the issuance of the CASHES by Fortis Bank SA/NV in 2007. The RPN(I) results in quarterly payments being made to, or received from, Fortis Bank SA/NV. Each quarterly payment is determined based on an annual rate of 3-month EURIBOR plus 0.20% to be made on a reference amount. The reference amount is defined as:

- the difference between EUR 3,000 million and the market value of the CASHES, a debt instrument issued by Fortis Bank SA/NV, as quoted by the Luxembourg stock exchange, less
- the difference between EUR 2,350 million and the market value of 125,313,283 Fortis shares held by Fortis Bank SA/NV.

If the reference amount is positive, Fortis Bank SA/NV pays interest on the reference amount to Fortis. If it is negative, Fortis pays interest on the reference amount to Fortis Bank SA/NV.

On 31 December 2009, the CASHES closed at 54.4% and the Fortis share price at EUR 2.62. The reference amount was therefore (EUR 654 million) on that date. In total, Fortis paid EUR 3.0 million interest on the RPN(I) in 2009 (period starting on 12 May 2009).

Considering the complex parameters that influence the value of the RPN(I) and the optionality embedded in the CASHES and in the RPN(I), Fortis has valued the RPN(I) using valuation techniques traditionally used to value financial derivative instruments and has determined the fair value of the RPN(I) to be EUR 316 million on 31 December 2009.

The Belgian state has issued a state guarantee on the RPN(I) interests paid by Fortis, to the benefit of Fortis Bank SA/NV. Fortis pays the Belgian state an annual fee of 0.70% of the reference amount for this guarantee.

Group Financing

In the period 2002–2008, Fortis Finance N.V. issued senior debt under parental guarantee that is in technical default as a result of the events of September/October 2008. This amounted to a total of EUR 9.3 billion outstanding as at 30 September 2008. Because of this technical default, note holders have been able to request early redemption of the debt. In addition, starting on 10 November 2009, Fortis Finance N.V. launched a voluntary cash bid on its remaining outstanding debt under its European Medium Term Notes (EMTN) programme, and on the outstanding Inflation Linked Notes. As a result of the bid, Fortis Finance redeemed an additional EUR 52.7 million. As at 31 December 2009 note holders representing EUR 915 million of senior debt decided to hold on to their bonds until further notice. This debt will be redeemed early or at the maturity dates, which range from 2010 to 2015.

In addition to senior debt, Fortis issued via Fortfinlux S.A. EUR 1.25 billion of deeply subordinated hybrid securities called FRESH. Fortis also issued EUR 1,125 million and USD 750 million of deeply subordinated hybrid securities – the so-called NITSH I & II and Hybrone – via its issuing entity Fortis Hybrid Financing S.A. The proceeds of these securities were on-lent by Fortis Hybrid Financing in hybrid format to Fortis Bank (EUR 375 million and USD 750 million) and AG Insurance (EUR 750 million) respectively.

The holding entities further granted a subordinated loan of EUR 150 million to AG Insurance and a EUR 76 million senior loan to Fortis Insurance UK.

Proceedings in relation to FCC and Fortis Bank Nederland

As announced in the press releases of 18 June and 26 June 2009, Fortis challenged in summary proceedings before the court of Amsterdam its alleged obligation to pay an amount of EUR 362.5 million to Fortis Capital Company Ltd (FCC) in relation to the redemption of Class A1 Preference Shares on 29 June 2009. Although the court ruled on 26 June 2009 that only a procedure on the merits can decide whether the alleged payment obligation can be challenged and hence ordered Fortis to pay, it also ruled that Fortis was to receive a double guarantee from FCC and Fortis Bank Nederland as security for its compensation claim against FCC[1].

On 24 August 2009, Fortis initiated legal proceedings against FCC and the Dutch state before the court in Amsterdam to claim compensation for an amount of EUR 362.5 million. These proceedings are ongoing.

1 Firstly, FCC and FBN guarantee that they will not make any payments under the Subordinated Note, other than payment for holders of the remaining preference shares. Secondly, FBN will guarantee with its assets an amount up to the value of the Subordinated Note in order to satisfy any judgement against FCC in respect of Fortis's claim for compensation.

Managing the legacy issues

SUMMARY

Fortis has taken a proactive approach to managing its legacy issues under the leadership and direction of Bruno Colmant, Deputy CEO. Announcing two distinct task forces to focus on financial and legal issues, supporting the Board, this structure allows the business to function without distraction while ensuring highest level management attention to these important issues.

Management of the legacy issues

On 12 August 2009, Fortis announced the appointment of Bruno Colmant as Deputy Chief Executive Officer. In addition to his responsibilities for Finance and Legal, he is specifically entrusted with the management of the legacy issues of the former Fortis.

In order to facilitate a fully informed and close dialogue between the management and the Board with regard to legacy issues, and as announced in the press release of 15 June 2009, the Board has created a Legal Task Force and a Financial Task Force. They are both made up of non-executive independent directors and report directly to the Board. The task forces are supported by the executives of the company, and meet on a regular basis. The task forces examine possible actions to be taken in order to improve the outcome of certain legacy files. In 2009 each task force met seven times.

Based on the reports and suggestions of these task forces, the Fortis Board extensively discussed in most of its meetings various aspects of the legacy. The following provides an overview of the ongoing proceedings and investigations.

Legal investigations

Administrative proceedings	Belgium & the Netherlands	AFM: decision 5 February 2010: fine imposed, appeal filed by Fortis CBFA: proceedings ongoing
Criminal proceedings	Belgium	Investigations ongoing
Expert investigations	Belgium	a) Experts appointed at request of individuals represented by Mr Modrikamen: 'Van Gerven' report filed with the court in June 2009 b) Experts appointed at request of Deminor International: ongoing and specifically investigating transactions of September/October 2008
	the Netherlands	Experts appointed at request of VEB: investigation of period August 2007 - October 2008
Civil lawsuits	Brussels, Belgium	a) Decision rendered in summary proceedings on 12 December 2008 at request of individuals represented by Mr Modrikamen: quashed by the Supreme Court on 18 February 2010 b) Procedure on the merits initiated by individuals represented by Mr Modrikamen: court decision 8 December 2009 on competence and provisional measures c) Procedure on the merits initiated by individuals represented by Deminor International: pending
	Amsterdam, the Netherlands	Initiated by VEB/Deminor Initiated by Stichting FortisEffect
	Utrecht, the Netherlands	Initiated by individuals represented by Mr Bos
	New York, USA	Class action: dismissed by decision rendered on 18 February 2010; motion for reconsideration filed on 8 March 2010
Financial instruments	Brussels, Belgium	Proceedings in relation to FRESH

People management

SUMMARY

Fortis is fortunate to have an extraordinary cadre of talent and a workforce that has proven its strength during the most difficult moments in the company's history. With the restructuring of the organisation complete, it is time now to move forward and re-enforce Fortis as an employer of choice within the insurance sector and an attractive career and development opportunity.

Human Resources

Fortis is an insurance group employing 10,613 people in 14 countries on 31 December 2009. Although the company was in transition throughout the year under review, this fortunately had very little effect on the quality of work performed by our personnel at the different operating companies, who were able to limit the impact of the year's events on clients, portfolios and staff. An HR transition project was launched to design a new organisation capable of meeting the company's strategic needs within its new scope. The new HR organisation will contribute positively to the company's efficiency and effectiveness through a clear, transparent and consistent structure, comprising a corporate dimension and four businesses.

The corporate functions have been fundamentally restructured to align with the group's new structure and strategy. The focus is on corporate tasks, leveraging on the group's substantial Belgian operating company and providing the necessary, value-added services to the different operating companies responsible for developing the business. This will in turn help manage and facilitate a high-performance company.

Fortis wants to position itself towards its staff as the employer of choice within the insurance sector, with the emphasis on providing attractive career and development opportunities within a challenging environment. International mobility is one of the levers that should allow this to be achieved.

Reporting continued in 2009 according to the old structure, with employees active in three domains: AG Insurance with its subsidiaries (5,635 FTEs), Fortis Insurance International (4,940 FTEs) and General (38 FTEs). The sharp increase in the number of FTEs in the UK reflects the development of the business, including Fortis Life activity, while the decrease on the part of General is a consequence of the aforementioned transition.

Geographical breakdown of FTEs

	2009		2008
Belgium	4,517[1]	42.6%	4,556
UK	2,827	26.6%	2,621
France	554	5.2%	614
Germany	576	5.4%	590
Portugal	451	4.2%	437
Turkey	295	2.8%	301
Hong Kong	299	2.8%	268
Other Countries	1,095	10.3%	987
	10,613		**10,374**

Business breakdown of FTEs

	2009		2008
Insurance Belgium	5,635	53.1%	5,542
Insurance International	4,940	46.5%	4,718
General	38[2]	0.4%	114
	10,613		**10,374**

1 Not including Interparking.
2 Not including employees with an AG Insurance or a Fortis Insurance International contract.

"What I see when I look around me is first and foremost a team of highly motivated people."

Bart De Smet, CEO Fortis

Risk management, a corporate priority

As an insurance services provider, managing and controlling risks is one of the most critical aspects of Fortis's operations. Sound risk management is a key component in the company's strategy of sustainable profitable growth and therefore one of our core competences.

SUMMARY

Risk management has been and will be very important in the challenging economic environment in which Fortis operates. The company will continue to strengthen its risk management framework with clear lines of responsibility and accountability and a transparent process designed to monitor every layer of risk from financial risks including credit, market, liquidity and concentration risks through to operational and strategic risks. As part of this process solvency is carefully monitored and Fortis's group target of 200% is deliberately high to ensure that Fortis maintains strong solvency at all times and under all scenarios.

It allows the trust and confidence of customers, shareholders, regulators, rating agencies and other stakeholders to be secured and preserved. As a result of the impact of the market turmoil on Fortis Bank and the subsequent intervention of the Dutch, Belgian and Luxembourg governments in September 2008, internal control at group level was severely impacted for a period during 2009. However, at operating company level, local management and boards remained firmly in place and continued to assume responsibility for their businesses.

The risk management framework we use today has been improved – and will continue to be as required under Solvency – to ensure that it builds on past strengths, while remaining adapted to the new Fortis and to the lessons learned during the extreme market conditions of recent years. The following elements are combined into a coherent framework:

- risk organisation and governance;
- core policies and guidance;
- measurement and modelling methods;
- risk appetite and reporting requirements.

Sponsorship supports children in Ukraine ▶


FORTIS

Organisation

The Risk Management organisation is designed to ensure:

- clear responsibility and accountability regarding risk management and a culture of risk awareness;
- independence of the risk management functions;
- transparent and coherent risk-related decision-making, covering the entire risk taxonomy;
- knowledge and best practice-sharing and high standards of risk management;
- consistency to enable aggregate risk reporting and oversight at group level.

The **Audit & Risk Committee** helps the Board to understand and monitor the key risks to which Fortis is exposed; to oversee the appropriate management of those risks; and to ensure the adequacy of Fortis's capital. At executive level, the **Group Risk Committee** ensures that the risk management framework is appropriate, monitors the key risks and makes recommendations to the Executive Committee on risk issues. The **Fortis Asset Liability & Investments Committee** provides oversight of the group investment policy and the group's overall market risk position. These remain the second level of control, with the operating entities remaining very much the first level of control for risks, with full responsibility for managing the risks within their business. Most of the companies have an Audit Committee at Board level and local Risk Committees. The General Account, which comprises legacy financial assets and liabilities, is managed separately from the insurance companies, under the leadership of the Deputy CEO, but is covered by the same governance and risk framework as the insurance companies. Group risk policies and limits are formulated together with the operations, and leverage their best practice. Once adopted at group level, approval is sought at local Board level to ensure that the policies and limits cascade down through the group respectful of local governance and regulatory requirements.

Policies and standards

The Board of Directors sets company policy on certain key operational areas. The Management Teams then establish specific operational and reporting standards for application across the whole of Fortis, a particular business or within a geographical region. Together, these policies and standards form an integral part of our internal control system. They will be regularly reviewed and updated, set out clearly in the form of manuals, and publicised using internal communications. The frequency of review will depend on the specific risk profile of the activity in question. Management's responsibility extends to the formulation of second-level controls; in other words, control procedures to ensure that the primary controls are functioning effectively and that significant failings are reported at the appropriate hierarchical and/or supervisory level and acted upon. As noted earlier, the turmoil severely impacted the management at group level and as a result some previously existing policies, such as the whistle-blower procedure, will need to be revalidated.

Fortis Audit Services (FAS) is centrally organised and provides an important additional third level of control which includes both systematic and ad hoc monitoring of governance effectiveness and risk and control processes across the whole of Fortis. Auditors evaluate the safeguarding of assets, the effectiveness of operations, compliance with applicable laws and regulations, and the reliability of financial and management information. They then present recommendations and follow them up to ensure they are implemented correctly. The Chief Auditor (Head of Audit) also has direct access to the Chair of the Audit and Risk Committee and to the Chairman of the Board.

Legal and Compliance advise on and monitor the legal, compliance and fraud aspects of Fortis's activities and regularly report to the Audit and Risk Committee on the risks they identify and on outstanding litigation in their respective fields.

Risks

A very specific risk Fortis is confronted with are the legacy issues, which have been described earlier in this review. The business risks faced by Fortis can be broken down into the following categories:

Financial risk encompasses all risks relating to the value and performance of financial assets including:

- credit risk, which arises from counterparty defaults and the impact on valuations of variations in credit spreads;
- market risk, which arises from the fluctuations in equity and property values and interest rates;
- liquidity risk, which arises from the unexpected need for cash and potential difficulties of obtaining it at short notice; and
- concentration risk, which arises because of individual exposures or a large aggregate exposure to potentially correlated investments. This can also affect credit and liquidity risk.

Financial risk is the most significant exposure for many of Fortis's operations. The risk frameworks in place for each operation combine a range of risk management processes, including investment policies, limits, stress tests and regular monitoring, to control the nature and level of financial risks.

Insurance risk refers to all insurance underwriting risks arising from the uncertainty and timing of claims, as well as changes to the underlying assumptions made at the start of the policy, such as expenses and lapses. Each business manages insurance risks through a combination of underwriting policy, pricing policy, provisioning and reinsurance. Particular attention is paid to ensuring that the segment of customers buying the product is consistent with the underlying assumptions made about those customers when the product was designed and priced.

Operational risk is faced by all companies through inadequately controlled internal processes or systems, human error or non-compliance, and through external events and the uncertainty inherent in all business undertakings. Each business is responsible for identifying, quantifying and managing its operational risks as part of the overall policies and requirements of its risk framework. The most significant risks are reported and monitored at group level. For certain operational risks such as financial losses due to fraud, computer crime, professional liability and personal liability, risk can be transferred to third parties through insurance arrangements.

Strategic risks also include changes in the regulatory or competitive landscape, and reputation risks. Business strategies need to take these risks into account by proactively identifying and responding to risks of this nature. The company's regular risk identification and assessment processes include strategic risks, which are also considered as part of the strategic review and planning processes, and are followed up as part of the regular performance dialogues.

Solvency

Solvency is carefully monitored at both local operational level and aggregate group level. The solvency targets of the insurance operations are managed by the local operating companies and are dependent on the local regulatory requirements, the risk profile, local stress tests, the required rating and any additional group requirements. At group level the aggregate solvency of the insurance operations (excluding the General Account) are monitored against group level targets. This target was set at 200% to ensure continued strong solvency.

Internal control

As part of the risk management framework, Fortis undertakes an annual group-wide control risk self-assessment process to identify forward-looking key risks that could impact strategic or financial objectives, and to assess the risk and control framework that is in place to ensure these risks are managed on an ongoing basis. Each business follows up on its key risks on at least a quarterly basis and the most significant risks are also monitored at group level. This process is described in control risk self-assessment reports and management control statements prepared by each business and signed at group level by the Fortis CEO. The Board uses this process, together with the regular risk, compliance and audit reports to evaluate the risk profile of Fortis as well as the design and operating effectiveness of the internal risk management and control systems and the effectiveness of remedial actions taken.

Our financial performance

SUMMARY

The market environment in 2009 was both challenging and unpredictable. Despite this Fortis managed to maintain the value of its commercial franchise and the financial performance of the company was solid. Fortis reported gross inflows exceeding levels reported in 2008, while also maintaining a robust capital position. The company continued to closely monitor and manage its risk profile and a number of measures were introduced to improve overall operational performance. Reflecting the company's confirmed intention to reintroduce a dividend, Fortis announced a proposed dividend payout of 8 eurocents per share subject to approval by shareholders at the April General Meeting of Shareholders.

Fortis's results for 2009 reflect for the first time the new focus of Fortis as a pure international insurance group with a balanced portfolio of mature and emerging activities in Europe and Asia.

Fortis's full year 2009 **net profit** attributable to shareholders amounted to EUR 1,192 million. The net profit of the insurance operations improved sharply on last year and reached EUR 456 million. The General Account contributed EUR 736 million, driven by a number of exceptional items such as the capital gain on the sale of 25% + 1 share of AG Insurance to Fortis Bank and other items related to the transaction with BNP Paribas, the Belgian state and Fortis Bank, closed on 12 May 2009.

Net profit of the second half 2009 amounted to EUR 306 million. The insurance net profit remained stable compared to the first half of 2009, notwithstanding the increase of minority interests due to the sale of the 25% + 1 share stake in AG Insurance. Net profit of the General Account of EUR 78 million was driven by an increase of the value of the call option on BNP Paribas shares and a lower negative fair value of RPN(I).

Insurance

Net profit

The Insurance net profit attributable to shareholders amounted to EUR 456 million in 2009 compared to EUR 6 million in 2008. Life insurance operations returned to profitability of EUR 382 million after the year 2008 that was marked by substantial losses due to adverse financial markets. Non-life net profit after minority interests more than halved to EUR 74 million due to higher claims in both Motor and Household.

Compared to last year, **life** activities investment income improved as financial income was much less impacted by the financial markets, a trend noticed in all countries in which Fortis is active. Nevertheless, the results remained affected by lower investment yields and a decrease in fee revenues related to, on average, lower unit-linked funds under management.

In **non-life**, the main activity areas, Belgium and the UK, suffered from an adverse claims experience and in Belgium specifically, increased costs related to rebranding and separation. This led to an increase in combined ratio's and lower operating margins and fully explains the decrease in net result to EUR 74 million, well below previous years' levels.

On a segment basis, net profit attributable to shareholders of **AG Insurance** amounted to EUR 366 million. The net profit attributable to the minority interests amounted to EUR 69 million and are mainly related to the 25% + 1 share stake acquired by Fortis Bank in May 2009. In line with the general trend of our life activities, the improved result was driven by more benign financial markets.

However, lower financial yields and fees related to unit-linked have weighed on the net profit. In non-life, increased frequency and severity of weather-related events affected Household results while claims in Motor were higher than previous year. The combined ratio 2009 amounted to 103.2% compared to 100.9% in the previous year, mainly due to a higher current year claims ratio and higher costs. Finally, the 2009 result benefited from a one-off (DRD)[1] tax recovery of EUR 94 million in the first half, largely offset by a EUR 77 million impact of the financial markets on the investment portfolio, both impacts having mainly occurred in the first half of the year.

Higher insurance results in the second half of 2009 were offset by higher minority interests related to the 25% stake acquired by Fortis Bank, resulting in stable net profit levels compared to the first half of 2009.

Net profit of **Fortis Insurance International (FII)** after minority interests was EUR 90 million compared to a zero result in 2008. The net profit attributable to minority interests amounted to EUR 51 million, essentially driven by the net profit in Portugal. The net contribution of the non-life activities suffered from the lower contribution of the UK Motor business mainly due to a higher frequency of bodily injury claims. This contributed to a combined ratio for FII of 107.8% in 2009 compared to 98.4% in 2008.

FII's net result was marked by a strong second half with a net profit of EUR 57 million driven by better investment margins, the absence of investment losses and a net positive one-off result of EUR 15 million.

1 Dividend received deduction (DRD): tax recovery based on the amendment to Belgian legislation concerning the tax exemption of certain dividends.

Gross inflows

In a difficult environment, the commercial performance has remained solid. The strong performance in the first half of the year has been replicated in the second half: total gross inflows in 2009 reached EUR 15.8 billion, up 8% compared to 2008, with an equal inflow of EUR 7.9 billion in both semesters. Life inflows reached higher levels in both Belgium and the International businesses, up 10% globally on last year to EUR 12.8 billion. Non-life inflows were negatively impacted by adverse exchange rates but still remained stable at EUR 3 billion.

Gross inflow levels were supported by a strong recovery of the commercial franchise in Belgium in both life and non-life after a difficult second half of the year 2008. The international activities were marked by an excellent performance in the Asian partnerships and a strong pick-up of inflows in Luxembourg in the fourth quarter. In both segments, **AG Insurance** and **Fortis Insurance International**, unit-linked product sales were under pressure, in line with general market trends due to clients' preference for life insurance products with guaranteed rates.

Total gross inflow at **AG Insurance** amounted to EUR 6.9 billion, up 9% compared to last year. Life inflows increased 11% to EUR 5.4 billion, while non-life increased by 3% to EUR 1.5 billion. In life, sales were mainly driven by solid inflows through the bank channel and a strong performance of Employee Benefits.
The inflow in non-life grew more than the overall estimated market growth in 2009, an increase of 3%, above average market growth of 1%.

This was partly due to new business intake but also related to tariff increases especially in the Motor segment. In both life and non-life, the most recent Assuralia market study reconfirmed AG Insurance's leading market positions. Both in Individual and Group Life, AG Insurance remains the uncontested market leader in Belgium with a market share close to 30%. In non-life, it remains the #2 player with a market share above 15%.

Total gross inflow at **Fortis Insurance International**, including non-consolidated partnerships at 100%, amounted to EUR 8.9 billion, up 7% compared to 2008. Life inflows were EUR 7.4 billion and non-life EUR 1.5 billion. Non-consolidated partnerships recorded inflows of EUR 3.8 billion in 2009 up 25% year on year, driven by an increase in all countries, especially in China. The Asian activities exceeded the EUR 4 billion inflow



mark for the first time. In the fully consolidated entities, Luxembourg Life operations delivered a strong performance in the second half thanks to a strong Freedom Of Service (FOS) underwriting in December 2009. French operations recovered in the second half but could not fully compensate for the weak performance in the first half. The Portuguese activity remained a steady contributor with inflows close to EUR 2.4 billion. Finally, the UK non-life activities recorded a 6% increase in inflows at constant exchange rates, but slightly below 2008 levels at current exchange rates, due to unfavourable currency rates.

Investment portfolio

The profile of Fortis's investment portfolio and the way it is managed reflect the long-term nature of the liabilities. The majority of assets are invested in fixed income securities with high ratings and relative long durations and are managed according to a Buy and Hold philosophy.

Fortis's investment portfolio as at 31 December 2009 increased to EUR 56.4 billion thanks to new inflows and a revaluation of assets. The composition didn't change significantly over the year with more than 90% invested in fixed income securities and around 3% in equities. The credit quality of the portfolio remained high with 99% investment grade and about 90% of the total portfolio rated A or higher. 65% or some EUR 33.4 billion is investment in government bonds and EUR 17.4 billion in corporate bonds.

The increased uncertainty on some sovereign European countries impacted negatively the value of amongst others our South European investments, reducing our unrealised capital gains. As a result Fortis reduced its exposure on Greece end 2009 with about EUR 850 million and in the first months of 2010 it sold another EUR 1.5 billion, mainly Italian bonds with relative short durations (situation until 3 March 2010). The direct impact of the re-balancing of the investments on results will be limited. The corporate bond portfolio remained mainly investment grade, with EUR 8.4 billion financials-related and EUR 6.5 billion in government agencies and supra-nationals.

End 2009 Fortis Real Estate, 100% owned by AG Insurance managed EUR 3.9 billion of assets. Total investments in 2009 amounted to EUR 400 million, mainly in Belgium but also a parking facility in Spain (accounted in 2010).

Embedded Value and Value Added by New Business (VANB)

At year end the Embedded Value increased from EUR 4.3 billion to EUR 4.9 billion mainly driven by interest rates, solid operating cash flows and a recovery of financial markets during 2009. End 2008 figures have been restated to reflect, among others, the changed scope due to the sale of 25% + 1 share of AG Insurance to Fortis Bank in 2009 and modelling enhancements. The scope of the Embedded Value reporting includes the consolidated businesses but excludes the Asian joint ventures and the General Account, reflecting the holding activities.

Value Added by New Business (VANB) came down to EUR 69 million compared to EUR 81 million as at 31 December 2008. The decrease is mainly related to a lower Present Value of New Business Premiums (PVNBP) in Fortis Insurance International while at AG Insurance the increase of VANB is due to the improved financial markets while 2008 was substantially impacted by defaulting bonds.

General Account

Net profit

Fortis's General Account reported a net profit of EUR 736 million. This mainly reflects recurring and non-recurring elements.

Among the **non-recurring elements**, the main contribution to the net result of the General Account comes from the capital gain of EUR 697 million related to the sale of 25% + 1 share of AG Insurance to Fortis Bank in May 2009.

In addition, the General Account net result includes a number of items, related to certain financial instruments and to the transactions with BNP Paribas, the Belgian state and Fortis Bank, which nearly compensates : the charge of EUR 301 million (net-of-tax) related to the write-down of the claim on Fortis Bank Nederland and Fortis Capital Company Ltd (FCC). Fortis believes it should be compensated for this payment and therefore it started a procedure on the merits against the Dutch State, Fortis Bank Nederland and FCC on 24 August 2009. Furthermore it includes a EUR 581 million positive net-of-tax amount for the value of the call option on the BNP Paribas shares held by SFPI/FPIM, and the negative fair value of EUR 316 million related to RPN(I).

Matilda Sedan Chair Race - Hong Kong

The **recurring** elements of the General Account mainly relate to net interest income and corporate expenses (EUR 91 million). The latter relates to staff expenses and corporate costs but also include a material amount of one-off separation related and legal costs.

The EUR 760 million equity investment in Royal Park Investments, remained unchanged as at 31 December 2009.

Contingent liabilities

The AFM has levied a fine on Fortis SA/NV and Fortis N.V. of EUR 576,000 for breaches of the Dutch Securities Act. The AFM alleges that on 5 June 2008 certain statements would have been incorrect or misleading in respect of the solvency situation of Fortis and that on 14 June 2008, Fortis should have made public that the required EC remedies would imply that the financial objectives for 2008 and later could not be achieved without additional measures. This might imply that, for the period of 5 to 25 June 2008, investors may allege to have traded on not fully correct information. Fortis challenges any allegations of wrongdoing and has appealed the decision of the AFM.

Group

Shareholders' equity

Shareholders' net equity increased from EUR 6.8 billion as at 31 December 2008 to EUR 8.4 billion at 31 December 2009, due to the 2009 net profit and the increase in unrealised gains and losses recognised in shareholders' equity (EUR 348 million). The insurance operations represent EUR 5.5 billion, of which AG Insurance accounted for EUR 2.9 billion and Fortis Insurance International EUR 2.7 billion, while EUR 2.8 billion is allocated to the General Account.

Capital

Fortis's core equity amounted to EUR 8.6 billion end of December 2009, exceeding the total consolidated regulatory minimum requirement for the insurance activities by EUR 5.8 billion. Total available capital of the insurance entities amounted to EUR 6.4 billion, 231% of the regulatory required minimum. The total solvency ratio as at 31 December 2009 was 205% for AG Insurance and 300% for Fortis Insurance International.

Net cash position

The **net cash** position of the General Account as at 31 December 2009, assuming full redemption of the European Medium-Term Notes (EMTN) and commercial paper debt programmes, was EUR 3.0 billion, virtually stable compared to the level end of June 2009. As per 31 December 2009, the amount outstanding on the EMTN programme was EUR 915 million. (compared to an original amount of EUR 9.0 billion).

At the time of the publication of its strategic review at the end of September 2009, Fortis introduced the concept of **discretionary capital**[1]. At the end of December 2009 discretionary capital remained constant compared to end of June 2009 at EUR 1.3 billion.

Dividend

Fortis's Board of Directors proposes a gross dividend of 8 eurocent per share subject to approval by the shareholders at the Annual Shareholders' meetings of 28 and 29 April 2010. This equals an expected payout ratio of around 41% of insurance profits, in line with the announced dividend policy end of September 2009.

FTEs

Fortis employed 10,613 FTEs on 31 December 2009, of which 5,635 were at AG Insurance (including 1,746 FTEs at Fortis Real Estate), 4,940 at Fortis Insurance International and 38 for General.

1 Discretionary capital is defined as the lower of the available cash and the total capital of the General Account corrected for (contingent) illiquid assets and existing investment commitments.

Fortis's scope of activities

In December 2008 the Court of Appeal of Brussels ruled Fortis to submit the decisions of the Board and the agreements of 5 and 6 October 2008 to the shareholders' meeting of Fortis SA/NV and to an appointed Expert Committee. This committee had to investigate the circumstances under which the transactions were concluded. This resulted in a revised agreement end of January 2009, subsequently rejected by a shareholders' meeting of Fortis SA/NV on 11 February 2009. On 6 March 2009, a third agreement was reached for submission to the shareholders.

The main components of this new transaction were:
- sale of 25% + 1 share of Fortis Insurance Belgium to Fortis Bank;
- an equity investment limited to EUR 760 million into Royal Park Investments (RPI) for a stake of 44.7% – the company that would acquire part of the structured credit portfolio of Fortis Bank;
- no upfront payment of EUR 2.35 billion related to the CASHES financial instrument, but instead a Belgian state guaranteed quarterly interest compensation mechanism between Fortis and Fortis Bank, the so-called RPN(I);
- the granting of a cash settled call option, linked to the BNP Paribas shares owned by the SFPI/FPIM. These rights superseded the so-called 'Coupon 42' mechanism, created under the original agreement of October 2008, which has now been annulled.

On 28 and 29 April 2009, the General Meetings of respectively Fortis SA/NV in Ghent, Belgium and of Fortis N.V. in Utrecht, the Netherlands approved the new transactions. Closing took place on 12 May 2009.

Since 12 May 2009, Fortis has consisted of:
- 75% - 1 share of AG Insurance, previously called Fortis Insurance Belgium;
- Fortis Insurance International, a number of international life and non-life insurance activities in Europe and Asia;
- General Account comprising the holding companies and various financing vehicles. Furthermore, the General Account includes the equity stake in Royal Park Investments, the cash settled call option on the BNP Paribas shares and the fair value of future quarterly interest payments, based on the value of the Relative Performance Note linked to the CASHES financial instrument, the so-called RPN(I).



▲ *New Partnerships*

In the context of the execution of the streamlining of its insurance portfolio, Fortis announced in the course of September and October 2009, the sale of the non-life activities in Luxembourg to La Bâloise and the discontinuation of its greenfield Russian operations.

Simultaneously, Fortis announced two new partnerships in September 2009:
- In the UK, Tesco and Fortis UK concluded negotiations to form a new partnership, providing motor and household insurance through a newly created entity. The partnership is expected to be operational end 2010 and will initially run until at least 2015. This partnership is expected to contribute EUR 570 million of gross written premiums on an annual basis.
- In Italy, Fortis and BNP Paribas Assurance announced the acquisition of a 50% + 1 share stake in UBI Assicurazioni, one of the leading non-life bancassurance companies in Italy. The transaction has been approved end 2009 by the local regulator and will be operational in the course of 2010.

Finally, in Thailand, Fortis and the other shareholders of the Muang Thai Group Holding signed agreements with KASIKORNBANK to enable the latter to increase its shareholding in Muang Thai to 51%. Fortis's economic interest in the life and non-life insurance activities of Muang Thai decreased from 40% to 31% and 15% to 12% respectively.

Corporate Governance Statement

Fortis had to digest the consequences in 2009 of the major changes in the composition and duties of the group's key administrative bodies and committees arising from the financial crisis in 2008.

SUMMARY

Fortis recognises the need for strong corporate governance and an enhanced structure was announced by the Board of Directors to reflect the group's new status. The Board of Directors takes its responsibilities seriously and a review of Fortis's Governance Charter was carried out taking into account new regulations and directives. On 9 March 2010 the Board of Directors approved a new version of the Fortis Governance Charter. The composition of the various Board committees was confirmed alongside the establishment of a new Corporate Governance Committee. A streamlined management structure was put in place with the (Group) Management Committee advising the (Group) Executive Committee and promoting closer coordination with country operations. In other words, a new model to mark a new beginning in the life of Fortis.

Following the shareholders' approval of the transactions with BNP Paribas and the Belgian state and the appointment of a new Board of Directors, Fortis took several important steps into a new era as an international insurance group.

The changed composition and character of the group had significant implications for Fortis's corporate governance. Fortis continues to attach great importance to effective governance and will continue in its efforts to adhere to the applicable codes.[1]

Fortis has completed its review of its Corporate Governance Charter to align it with the company's changed scope and new local and international regulations and directives that have been issued in the course of 2009. On 9 March 2010 the Board of Directors approved a new version of the Fortis Governance Charter.

1 This chapter in the Annual Review 2009 is the 'Corporate Governance Statement' as defined in the Belgian Corporate Governance Code 2009 Principle 9.3. and in the Dutch 'Besluit van 20 maart 2009 tot wijziging van het Besluit van 23 december 2004 tot vaststelling van nadere voorschriften omtrent de inhoud van het jaarverslag'.

Fortis's legal structure and shares

Since the closing of the transactions with BNP Paribas, the Belgian state via the Federal Participation and Investment Corporation (SFPI/FPIM) and Fortis Bank, Fortis (Fortis SA/NV and Fortis N.V.) now comprises:

- a 75% stake in AG Insurance;
- international insurance activities in Europe and Asia grouped under Fortis Insurance International;
- a 44.7% stake in Royal Park Investments – an entity holding a portfolio of structured credits;
- financial assets and liabilities linked to various financing instruments.

There were 2,516,657,248 Fortis shares issued as at 31 December 2009. Additional information on Fortis's structure and shares is set out in the Fortis Corporate Governance Charter and note 4 of the Fortis Consolidated Financial Statements.

Board of Directors

The Board of Directors operates within the framework defined by Belgian and Dutch legislation, the Articles of Association and normal practice in the two countries. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Corporate Governance Charter. That document also includes the independence criteria applying to non-executive board members.

Composition

On 11 and 13 February 2009, the shareholders' meetings of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Jozef De Mey, Georges Ugeux and Jan Zegering Hadders as non-executive board members until the end of the Annual General Meetings of Shareholders in 2011. The Board of Directors elected Jozef De Mey as its Chairman on 13 February. Georges Ugeux resigned on the effective date of his appointment, i.e. 13 February.


Fortis
50%
50%
Fortfinlux S.A.
44.7%
Fortis Hybrid Financing S.A.
Fortinvestlux S.A.
Fortis Insurance N.V.
75%
Royal Park Investments SA/NV
Fortis Finance N.V.
Fortis Insurance International SA/NV
FGF Lux S.A.
AG Insurance SA/NV

All incumbent members of the Board of Directors, with the exception of Karel De Boeck, stepped down with effect from 13 February 2009: Jan-Michiel Hessels, Philippe Bodson, Richard Delbridge, Clara Furse, Reiner Hagemann, Jacques Manardo, Aloïs Michielsen, Ronald Sandler, Rana Talwar and Klaas Westdijk. Louis Cheung had resigned as non-executive director on 1 February 2009.

On 28 and 29 April 2009, the shareholders' meetings of Fortis SA/NV and Fortis N.V. respectively approved the appointment of Frank Arts, Guy de Selliers de Moranville, Roel Nieuwdorp, Lionel Perl and Shaoliang Jin as non-executive board members until the end of the Annual General Meetings of Shareholders of 2011. Guy de Selliers de Moranville was elected Vice-Chairman by the Board of Directors on 8 May 2009.

Effective 1 July 2009 Karel De Boeck stepped down as CEO and executive director.

On 1 July 2009, Bart De Smet was co-opted by the Board of Directors of Fortis SA/NV as an executive member. Since (i) Bart De Smet had at that time not yet been appointed a member of the Board of Directors of Fortis N.V., (ii) article 13 c) of the Articles of Association of Fortis SA/NV provides that any appointment as member of the Board of Directors of Fortis SA/NV only takes effect when such member has been appointed a member of the Board of Directors of Fortis N.V. and (iii) the shareholders of Fortis N.V. approved the appointment of Bart De Smet as executive member of the Board of Directors of Fortis N.V. on 18 September 2009 until the end of the General Meeting of Shareholders of Fortis N.V., the appointment of Bart De Smet as executive member of the Board of Directors of Fortis SA/NV only became effective from 18 September 2009. In order to cover the period between 1 July and 18 September 2009, the Board of Directors granted Bart De Smet a proxy as acting CEO of Fortis SA/NV. A proposal to confirm the co-optation as an executive member of the Board of Directors of Fortis SA/NV for a period of three years will be submitted to the next General Meeting of Shareholders of Fortis SA/NV.

Meetings

The Board of Directors met on 33 occasions in 2009. The high number of meetings is directly related to the fundamental changes to the scope and structure of the company following the financial crisis of 2008. In principle, the Board of Directors meets once a month and holds one off-site meeting a year. Attendance details can be found on page 52.

Board meetings dealt with the following matters, among others:

- transactions with BNP Paribas and the Belgian state;
- preparation of the various General Meetings of Shareholders;
- the strategy pursued by Fortis as a whole and by each of the Fortis business units;
- the principal risks related to strategy and Fortis's risk appetite;
- ongoing development of each of the Fortis business units;
- quarterly financial statements;
- the 2010 budget, targets 2010–12;
- the evaluation of the design and operating effectiveness of the risk management and internal control systems;
- the solvency of the company;
- investor relations and corporate communication;
- reports of Board committees following each of their meetings;
- Fortis's organisational structure;
- nomination of board members for appointment by the General Meetings of Shareholders;
- the functioning of the Group Executive Committee and Group Management Committee;
- the remuneration of the CEO and Executive Committee members;
- status of legacy issues;
- directors and officers liability insurance;
- various M&A files;
- liquidation of Stichting Continuïteit Fortis.

In addition, the Board, under the leadership of the Chairman, conducted a self-assessment focusing on factors of Board effectiveness such as size, composition, performance of the Board, the structure of its Committees, and the performance of its individual members, as well as its interaction with Executive Management.

Corporate social responsibility policies and programmes are in place in each business unit. In 2010 the Board of Directors will further develop an overall, comprehensive Fortis corporate social responsibility (CSR) policy and programme.

All transactions in which there are conflicts of interest with board members are dealt with as required under Belgium and Dutch company law and are disclosed in the annual accounts in the section 'Report of the Board of Directors of Fortis SA/NV and Fortis N.V.'.

Remuneration

The remuneration of non-executive Board members consists of a basic annual salary plus attendance fees for Board committee meetings. Non-executive Board members can also receive remuneration in the Fortis subsidiaries in which they hold a non-executive Board position. Non-executive Board members do not receive any variable or profit-related incentives, option rights, shares or other fees. Total remuneration paid to non-executive directors both at the level of the parent companies and at the level of its subsidiaries in 2009 was EUR 0.46 million. Further information in this regard can be found in note 11 of the Fortis Consolidated Financial Statements.

The Board mandate as such is not remunerated in the case of executive directors, whose remuneration is linked to the executive functions they perform within Fortis. Further information in this regard can be found in note 11 of the Fortis Consolidated Financial Statements.

In accordance with Dutch and Belgian law and regulations, details and updates of stock options and shares held by all members of the Board of Directors are reported to the Banking, Finance and Insurance Commission in Belgium and the Authority for the Financial Markets in the Netherlands. On 31 December 2009, members of the Board of Directors held a total of 120,412 shares, 177,099 options and 13,150 restricted shares. Further information in this regard can be found in note 11 of the Fortis Consolidated Financial Statements.

Board committees

In line with the Fortis Corporate Governance Charter, each Board committee is composed of independent non-executive Board members and has a minimum of three and a maximum of five members. Due to the composition of the Board of Directors these conditions could only be met after the appointment of the new Board members at the end of April 2009. Upon their appointment, the Board of Directors reconsidered the composition and the terms of reference of the three existing board committees (the Nomination & Remuneration Committee, the Risk & Capital Committee and the Audit Committee). These changes became effective in June 2009.

In view of the strengthening of the corporate governance model, it was decided to establish a Corporate Governance Committee (CGC) to promote the highest standards of governance, in keeping with the expectations of all Fortis's stakeholders.

The stand-alone Risk & Capital Committee has been abolished. Risk issues are now addressed within the framework of the Audit & Risk Committee before being submitted to the Board, while capital management matters are directly addressed by the Board of Directors.

The nominations process is no longer the responsibility of the Nomination and Remuneration Committee, but is covered by the Corporate Governance Committee. The remuneration of executive and non-executive directors and executive management is handled by the Remuneration Committee.

The Board of Directors also decided to establish two ad hoc Board Committees to deal with the legacy issues of the old Fortis. The financial task force covers the financial aspects while the legal task force covers the legal aspects. They are both made up of non-executive and independent Board members and report directly to the Board. The activities of the two task forces are coordinated by the Chairman of the Board.

The sole function of all Board committees is to advise the Board of Directors, which remains the only body with decision-making powers.

The Corporate Governance Committee (CGC)

The role and responsibilities of the Corporate Governance Committee are described in detail in the Fortis Corporate Governance Charter.

As of its creation in June 2009, the CGC comprised the following members: Jozef De Mey (Chairman), Guy de Selliers de Moranville, Roel Nieuwdorp and Jan Zegering Hadders. The CGC met on six occasions in 2009. Attendance details can be found on page 52. The following matters were dealt with:

- organisational structure of the company;
- composition and terms of reference of the Board committees;
- nomination of a new CEO and appointment of other members of the Executive Management;
- the functioning of the Executive Committee as a decision-making body;
- targets of the CEO and the members of the executive management;
- the performance of the CEO and the other members of the executive management;
- disclosures regarding governance and the activities of the CGC in the Annual Report.

The Chairman of the CGC reported on these topics to the Board of Directors after each meeting and submitted the committee's recommendations to the Board for final decision-making.

The Audit & Risk Committee (ARC)

The role and responsibilities of the Audit & Risk Committee are described in detail in the Fortis Corporate Governance Charter. The Audit & Risk Committee is supported by Fortis Audit Services, Compliance and Risk Management, all of which had to be re-established at group level in the year under review.

As of June 2009 the Audit & Risk Committee comprised the following members: Jan Zegering Hadders (Chairman), Frank Arts, Shaoliang Jin and Lionel Perl. The Audit and Risk Committee met on four occasions in 2009. Attendance details can be found on page 52. The meetings were attended by the CEO, the Deputy CEO, the CRO, the CFO, the Chief Auditor and the external auditor. The following matters were considered:

- monitoring the integrity of interim and annual financial statements, including disclosures, consistent application of the valuation and accounting principles, consolidation scope, quality of the closure process, and significant issues brought forward by the CFO or the external auditors. The committee also reviewed the press releases on the quarterly and annual results;
- monitoring the design and operating effectiveness of the risk management and control systems, based on reports by management (management control in statements and their follow-ups), the compliance function and the Chief Auditor;
- monitoring the external audit process. This included the review of the external audit plan and the quarterly Auditor's Letter. The Audit & Risk Committee monitored the independence of the external auditor, based on factors such as its declaration of independence and fees, and by tracking the volume and nature of non-audit services pre-approved in line with Fortis's independence policy;
- reviewing the committee's terms of reference and executing an annual self-assessment of its performance;
- reviewing the disclosures regarding business risks, risk management and internal control and the Audit & Risk Committee's activities in the Annual Report.

The Chairman of the Audit & Risk Committee reported on the outcome of these deliberations to the Board of Directors after each meeting and presented the recommendations of the Audit & Risk Committee to the Board for decision-making.

The Remuneration Committee (RC)

The role and responsibilities of the Remuneration Committee are described in detail in the Fortis Corporate Governance Charter. The committee was assisted by Towers Watson, an external remuneration consultancy that provides market-related information and advice on commonly applied reward elements, best practice and expected developments. Towers Watson does not provide compensation or benefits-related services to the Executive Committee of Fortis, or to any other part of the Fortis organisation.

Since June 2009 the Remuneration Committee consisted of Roel Nieuwdorp (Chairman), Shaoliang Jin, Frank Arts and Lionel Perl. The CEO attended the meetings, other than during discussion of issues relating to his own remuneration. The committee met on eight occasions in 2009. Attendance details can be found on page 52. The matters discussed by the Remuneration Committee in 2009 included:

- Fortis's remuneration policy;
- remuneration of non-executive board members;
- the remuneration of the CEO, the Deputy CEO and other members of executive management;
- severance terms for members of the Executive Committee;

- disclosures regarding remuneration and the activities of the Remuneration Committee in the Annual Report.

The Chairman of the Remuneration Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making when required.

Executive management

The Board of Directors decided to change the company's executive management structure to reflect the new scope of Fortis as an international insurance group. The new structure, which was announced on 27 August 2009, is designed to facilitate the sharing of best practices and to help capture potential synergies between the businesses.

Fortis's executive management is composed of the CEO, the Group Executive Committee referred to in the Articles of Association and the Group Management Committee. The role of the Executive Committee is to manage Fortis in keeping with the values, strategies, policies, plans and budgets endorsed by the Board.

Group Executive Committee

The Group Executive Committee meets once a week according to a predetermined timetable. Further meetings are held whenever necessary.

At the end of 2009, the Executive Committee was composed of:

- Bart De Smet, CEO, overall responsibility for the Business Units, Strategy & Development, Audit, Investor Relations, Communications and the Company Secretariat;
- Bruno Colmant, Deputy CEO, responsible for Finance, Legal and Legacy Issues;
- Kurt De Schepper, CRO, responsible for Risk, Compliance, Support Functions (Human Resources, IT and Facility) and Separation Issues.

Bart De Smet succeeded Karel De Boeck as CEO on 1 July 2009. Bruno Colmant and Kurt De Schepper were appointed members of the Executive Committee with effect from 1 September 2009. Peer van Harten was a member of the Executive Committee until 1 July 2009.

Details of the remuneration of these persons and their exit arrangements can be found in note 11 of the Consolidated Financial Statements.

Remuneration

The remuneration of Executive Committee members consists of a fixed base salary, a variable annual incentive and a variable long-term incentive. No long-term incentive was paid to executive managers in 2009. The variable remuneration depends on factors like individual performance, the performance of the business relative to predefined targets, and Fortis's performance relative to several of its peers in the insurance sector.

Details of the remuneration paid to members of the Group Executive Committee are provided in note 11 of the Fortis Financial Statements.

Group Management Committee

The Group Management Committee advises the Group Executive Committee on issues related to defining and implementing corporate strategy, business plans and budgets and for the company's operational activities. The Group Executive Committee discusses these topics extensively and seeks the advice of the Group Management Committee on the matters above. The Group Management Committee meets twice a month according to a predetermined timetable. Further meetings are held whenever necessary. At the end of 2009, the Group Management Committee was composed of:

- the three members of the Executive Committee;
- Patrick Depovere, CFO;
- the heads of the four business segments: Steven Braekeveldt, CEO Continental Europe; Antonio Cano, CEO AG Insurance (Belgium); Barry Smith, CEO United Kingdom, and Dennis Ziengs, CEO Asia.

Stock and option plans

No options on Fortis shares have been granted in 2009. Note 10 of the Fortis Financial Statements contains a review of the existing stock and option plans.



Internal risk management and control systems

The Board is responsible for approving appropriate systems for internal risk management and control and reviewing the implementation thereof. These systems are described on page 30 to 33 of this report. The Fortis internal risk management and control systems are designed to provide the Board and management with a reasonable level of assurance that:

- they are made aware, in a timely manner, of the extent to which the entity is moving toward achievement of the company's strategic, financial and operational objectives while implementing the Fortis strategy;
- the operations are executed efficiently and effectively;
- the financial and non-financial reporting is reliable;
- the company acts in compliance with laws and regulations and with internal policies with respect to the conduct of business; and
- the assets are safeguarded and liabilities are identified and managed.

Even a sound system of internal risk management and control cannot eliminate all possibility of poor judgement in decision-making, control processes being deliberately circumvented by employees and others, management overriding controls, and the occurrence of unforeseeable circumstances. The internal risk management and control systems are intended to provide reasonable, but not absolute, assurance that the company will not be hindered in achieving its business objectives in the orderly and legitimate conduct of its business by circumstances which may reasonably be foreseen, and that the financial statements are free of material misstatement.

The Board has evaluated the risk profile of Fortis as well as the design and operating effectiveness of the Fortis internal risk management and control systems. It has also considered the effectiveness of remedial actions taken.

For the purpose of best practice provision II.1.5 in the Dutch Corporate Governance Code and based on the evaluation performed, the Board considers that to the best of its knowledge, the internal risk management and control systems relating to financial reporting risks worked properly in the year under review and provide a reasonable assurance that the Fortis Financial Statements 2009 do not contain any errors of material importance.

This statement cannot be construed as a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act, which is not applicable to Fortis.

The Board will continue its commitment to further strengthen the Fortis internal risk management and control systems. In 2010 the Board will give specific attention to the legal uncertainties and risks around Fortis Group as a consequence of the break-up of Fortis in 2008, as well as to the possible continued longer-term dependency of AG Insurance operations on the IT mainframe systems of Fortis Bank.

The corporate governance reference codes

Fortis's international structure, headed by two listed parent companies, one Dutch and one Belgian, means it has to comply with two corporate governance systems that refer to two separate codes. While the principles underlying these codes are largely similar, there are a number of differences too.

Because of the specific Belgo-Dutch context in which Fortis operates, the company has developed its own 'single tier' governance structure. The structure is described in detail in the Fortis Corporate Governance Charter.

Those aspects of corporate governance at Fortis that require additional explanation in the light of the Dutch or Belgian Corporate Governance Codes can be found below.

Fortis and the Belgian Corporate Governance Code

The Belgian Corporate Governance Code was published on 9 December 2004 (the 2004 Code) and came into effect on 1 January 2005. It applies to all companies incorporated under Belgian law, the shares of which are traded on a regulated market. The Code uses the 'comply or explain' concept, which means that if a company chooses to deviate from any of the Code's principles, it must explain its reasons for doing so in the 'Corporate Governance Statement' section of its annual review.

◀ *AG Insurance staff in action*

In 2008, the Corporate Governance Commission announced proposals to amend the Belgian Corporate Governance Code. The proposed changes were presented for public consultation. The final version of the amended Code was published on 12 March 2009 (the 2009 Belgium Code) and applies to reporting years beginning on or after 1 January 2009. The text of this Code can be downloaded from *www.corporategovernancecommittee.be*. Fortis has adopted the 2009 Code as its reference code.

As a matter of policy, Fortis aims to comply with all principles of the Belgian Corporate Governance Code 2009. As a result of the very specific governance context of 2009 however, where the Fortis Board was entirely re-constituted in May 2009, and working under intense time pressure to deal with substantial changes in the group's structure, the Board did not satisfy the standard (see Belgian Governance Code Principle 4.12) to have at least one executive session, i.e. one meeting with only non-executive Board members present. In addition Fortis did not comply with the principle to have an independent non-executive member of the Board and/or its committees as chairman. Jozef De Mey was appointed Chairman of the Board of Directors on 13 February 2009. He is also Chairman of the Corporate Governance Committee. He has a profound knowledge of, and extensive experience in, the insurance industry and is very well respected in the sector both in Belgium as abroad. Jozef De Mey's professional profile meets the requirements needed for being chairman of Fortis as a company active in the insurance business.

Fortis was otherwise fully compliant with the Belgian Corporate Governance Code 2009.

Fortis and the Dutch Corporate Governance Code

Since 2004, listed companies incorporated under Dutch law have been legally required to declare in their annual reports that they have adhered to the Dutch Corporate Governance Code, or to explain any instances in which they have deviated from it. The Dutch Corporate Governance Code Monitoring Committee presented the revised Dutch Corporate Governance Code (the 'Frijns Code') on 10 December 2008. This revised Dutch Corporate Governance Code came into force on 1 January 2009 as it was embedded in Dutch company law through a decree of 3 December 2009. The text of this Code can be downloaded from *www.commissiecorporategovernance.nl*. Fortis stated in its Annual Reports for 2004–08 that the principles and best practice provisions of the Dutch Corporate Governance Code had been met in those financial years, with certain substantiated exceptions. Fortis's respective statements were discussed at the Annual General Meetings of Shareholders in May 2005, May 2006, May 2007, April 2008 and April 2009. The Board is of the opinion that Fortis complied with the principles and best practice provisions of the revised Dutch Corporate Governance Code in 2009 – subject to the following qualifications and exceptions.

Qualifications

Fortis aims to comply with the Dutch Corporate Governance Code to the maximum possible extent. It cannot, however, meet all of the Code's provisions. Some of them conflict with the internal coherence of Fortis's governance structure, which has been carefully developed over the years to meet the challenges facing a bi-national group. What is more, Fortis's single-tier Board structure creates a specific framework that is not customary in the Netherlands and which did not act as the primary frame of reference for the Dutch Corporate Governance Code.

When applying the Dutch Code, therefore, Fortis has been obliged to translate the various provisions to fit its single-tier structure. Provisions aimed at the supervisory board or the management board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the supervisory board have been applied to Fortis's non-executive board members and provisions for individual members of the management board have been applied to its CEO.

Some provisions could not, however, be translated into the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (respectively III.6.6 and III.6.7 of the Dutch Corporate Governance Code). These provisions are geared specifically to supervisory board members and the supervisory tasks they perform, and so cannot be reconciled with the single-tier board model.

Several provisions of the Dutch Corporate Governance Code do not, moreover, apply to Fortis. This is the case with the following sections: II.2.5. (refers to shares conditionally awarded to management board members – Fortis did not offer conditional shares in 2009), III.2.1 (all supervisory board members, with the exception of one person only, must be independent – III.8.4 sets out the practice at Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2 – IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt).

Lastly, the provisions regarding the 'Selection and Appointment committee' have been interpreted as applying to Fortis's Corporate Governance Committee.

Other exceptions[1]

BP II.1.7: The management board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company to the chairman of the management board or to an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board. The arrangements for whistle-blowers shall be posted on the company's website.

- Fortis has introduced a whistle-blower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external disclosure would not enhance its effectiveness, but could have undesirable repercussions in countries where procedures of this nature can be subject to legal and/or cultural objections.

BP II.2.5: Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of challenging targets specified beforehand.

- Under the long-term incentive plan, shares can be awarded to Executive Managers. These shares may not be sold for a period of five years or until six months after termination of their relationship with Fortis. Exception is made for a sale of maximum 50% in order to pay the tax incurred on the grant.

1 'BP' refers to the 'Best Practice' sections of the Dutch Corporate Governance Code.

BP II.2.8: The remuneration in the event of dismissal may not exceed one year's salary (the fixed component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for severance pay not exceeding twice the annual salary.

- As from 1 January 2010, and in line with the Belgian Corporate Governance Code, the contracts provide for a maximum severance pay in case of termination without cause for CEO and other members of the Group Executive Committee of 12 months total cash compensation (fixed plus variable). In specific circumstances such as seniority in excess of 20 years, circumstances related to health and others to be determined by the Remuneration Committee, a higher severance pay (up to max. 18 months of basic and variable remuneration) is allowed upon recommendation by the Remuneration Committee.

Stichting Continuïteit Fortis

The Board of Directors of the Stichting Continuïteit Fortis (SCF) decided on 13 March 2009 to discontinue and liquidate the SCF, having obtained the prior approval of the Board of Directors of Fortis N.V. Due to the significant changes in the organisation of the Fortis group, it was deemed no longer in Fortis's interest to maintain the corporate structure set up around the SCF.

The purpose of the SCF was to guarantee the continuity and maintain the identity of Fortis N.V. and, more generally, the companies belonging to the Fortis group. To achieve this goal, the SCF had entered into a call option agreement enabling it to subscribe to preferred shares in the share capital of Fortis N.V. and hence to exercise the rights attached to such shares, including voting rights. The agreement between Fortis N.V. and the SCF has been terminated.

Board of Directors

Jozef De Mey
(1943 - Belgian)
Chairman of the Board of Directors, Chairman of the Corporate Governance Committee. First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within the Fortis Group: Chairman of the Board of Directors of Fortis Brussels, Fortis Utrecht, Fortis Insurance, Fortis Insurance International, AG Insurance and FiCa (Hong Kong) and non-executive Board member of Taiping Life (China) and Muang Thai Fortis Holding Co., Ltd (Thailand).
Positions held with other listed companies: none.
Other positions held: non-executive member of the Board of Directors of Credimo Holding N.V., Credimo N.V., De Eik N.V., and NV J. Zinner.

Guy de Selliers de Moranville
(1952 – Belgian – Independent)
Vice-Chairman of the Board of Directors, Member of the Corporate Governance Committee and Chairman of the Financial Task Force.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: Chairman of the Board of Directors of Fortis UK, Ltd, non-executive board member of Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International.
Positions held with other listed companies: Board member of Solvay. Non-executive Board member of Advanced Metal Group and Wimm Bill Dann.
Other positions held: Member of the Advisory Board of Pamplona. Chairman of the Board of Trustees of Partners in Hope.

Bart De Smet
(1957 – Belgian – Executive)
Chief Executive Officer.
First appointed 2009. Term runs until the shareholders' meetings of 2013.
Other mandates within Fortis: executive Board Member of Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International, Chairman of Millenniumbcp Fortis (Portugal), Vice-Chairman of AG Insurance, F&B Insurance Holding, Etiqa/Maybank FH (Malaysia), IDBI (India), Fortis (UK) Ltd and FiCa (Hong Kong), board member of Fortis Luxembourg Vie S.A.
Positions held with other listed companies: none.
Other positions held: Director of Aviabel, Willemot and Credimo. Chairman of Assuralia.

Frank Arts
(1943 – Belgian – Independent)
Member of the Board of Directors, Member of the Remuneration Committee and of the Audit and Risk Committee.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: non-executive Board Member of AG Insurance, Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International.
Positions held with other listed companies: none.
Other positions held: none.

Shaoliang Jin
(1960 – Chinese – Independent)
Member of the Board of Directors, Member of the Audit and Risk Committee and member of the Remuneration Committee.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: non-executive Board Member of Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International.
Positions held with other listed companies: none.
Other positions held: Head of the Office of the Board of Directors at Ping An Group.

Roel Nieuwdorp
(1943 – Dutch – Independent)
Member of the Board of Directors, Chairman of the Remuneration Committee and the Legal Task Force, Member of the Corporate Governance Committee.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: non-executive Board Member of Fortis UK, Ltd, Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International.
Positions held with other listed companies: none.
Other positions held: Professor at the University of Antwerp in Company Law. Non-executive Board Member of Groep T, practicing attorney.




1
2
3
4
5
6
7
8

1 Roel Nieuwdorp
2 Guy de Selliers de Moranville
3 Jan Zegering Hadders
4 Bart De Smet
5 Jozef De Mey
6 Shaoliang Jin
7 Frank Arts
8 Lionel Perl

Lionel Perl
(1948 – Belgian – Independent)
Member of the Board of Directors, Member of the Audit and Risk Committee, Member of the Remuneration Committee and Member of the Financial Task Force.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: Non-executive Board Member of the AG Insurance, Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International, Member of the Audit Committee of AG Insurance.
Positions held with other listed companies: none.
Other positions held: member of the Board of Directors of Urbina SA and Fenway Group SA.

Jan Zegering Hadders
(1946 – Dutch – Independent)
Member of the Board of Directors, Chairman of the Audit and Risk Committee and Member of the Corporate Governance Committee and the Legal Task Force.
First appointed 2009. Term runs until the shareholders' meetings of 2011.
Other mandates within Fortis: Non-executive Board Member of Fortis UK, Ltd, Fortis Brussels, Fortis Utrecht, Fortis Insurance and Fortis Insurance International, Member of the Audit Committee of Fortis UK Ltd.
Positions held with other listed companies: member of the Supervisory Board of Grontmij N.V.
Other positions held: member of the Supervisory Board of GE Artesia.

Dimitri Van Eenoo
Company Secretary

Attendance at Board and Committee meetings

Name	Board meetings		Audit and Risk Committee meetings		Corporate Governance Committee meetings		Remuneration Committee meetings		Ad hoc Board Committees: Legal Task Force		Ad hoc Board Committees: Financial Task Force	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Jozef De Mey	26	26	-	-	6	6	-	-	-	-	-	-
Guy de Selliers de Moranville	13	12	-	-	6	6	-	-	-	-	8	8
Bart De Smet	8	8	-	-	-	-	-	-	-	-	-	-
Frank Arts	13	12	3	3	-	-	8	5	-	-	-	-
Shaoliang Jin	13	3	3	3	-	-	8	0	-	-	-	-
Roel Nieuwdorp	13	13	-	-	6	6	8	8	7	7	-	-
Lionel Perl	13	13	3	3	-	-	8	8	-	-	8	8
Jan Zegering Hadders	26	26	4	4	6	6	-	-	7	7	-	-
Jan-Michiel Hessels	7	6	-	-	-	-	-	-	-	-	-	-
Karel De Boeck	25	21	-	-	-	-	-	-	-	-	-	-
Philippe Bodson	7	7	-	-	-	-	-	-	-	-	-	-
Louis Cheung	6	4	-	-	-	-	-	-	-	-	-	-
Richard Delbridge	7	6	-	-	-	-	-	-	-	-	-	-
Clara Furse	7	4	-	-	-	-	-	-	-	-	-	-
Reiner Hagemann	7	5	-	-	-	-	-	-	-	-	-	-
Jacques Manardo	7	6	-	-	-	-	-	-	-	-	-	-
Aloïs Michielsen	7	5	-	-	-	-	-	-	-	-	-	-
Ronald Sandler	7	3	-	-	-	-	-	-	-	-	-	-
Rana Talwar	7	3	-	-	-	-	-	-	-	-	-	-
Klaas Westdijk	7	5	-	-	-	-	-	-	-	-	-	-
Georges Ugeux	1	1	-	-	-	-	-	-	-	-	-	-

Executive Committee

Bart De Smet
(1957 – Belgian)
Chief Executive Officer.
Member of the Board of Directors.
Other details: see Board of Directors, page 50.

Bruno Colmant
(1961 – Belgian)
Deputy CEO, responsible for Finance, Legal and Legacy issues.
Positions held with other listed companies: none.
Other positions held: non-executive Board Member of Alcopa, Union Wallonne des Entreprises, Brussels Enterprises Commerce and Industry, GUBERNA and Vlerick Management School.
Professor at Vlerick Management School and UCL.

Kurt De Schepper
(1956 – Belgian)
Chief Risk Officer, responsible for Risk, Compliance, Support Functions (Human Resources, IT and Facility) and Separation issues.
Positions held with other listed companies: none.
Other positions held: none.




1
2
3

1 Kurt De Schepper
2 Bart De Smet
3 Bruno Colmant

Communication with our shareholders

The efforts of Fortis Investor Relations were focused in the first part of 2009 on explaining to investors and analysts the ongoing sequence of events impacting the company, including the evolution of negotiations with BNP Paribas, Fortis Bank and the Belgian state.

SUMMARY

In 2009 Fortis embraced a more proactive approach to communication with the investor community in particular to ensure that shareholders were kept well informed. This involved an intensive round of road shows and meetings culminating in an investor day in September to explain the new strategy and scope of the company. Fortis recognised the need to improve communication and the company will continue to pay special attention to this in the future.

Following the closing of the transactions in mid-May, efforts were intensified towards the financial markets, in order to communicate the new scope of Fortis, the ongoing activities of the group and the new strategy, which was presented to investors on 25 September 2009.

Share data

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaced the former Fortis (B) and Fortis (NL) shares and was first listed on 17 December 2001.

The number of outstanding Fortis shares carrying voting rights and entitled to a dividend was 2,351,661,425, at the end of 2009, unchanged from the previous year.

The total number of Fortis shares issued was 2,516,657,248 at the end of 2009, the difference compared to the aforementioned number of outstanding shares being 164,995,823 shares. This consists of 39,682,540 treasury shares related to the Fortis shares held by Fortfinlux S.A. in respect of the FRESH securities and the Fortis shares held by Fortis Bank SA/NV (125,313,283) in respect of the CASHES securities. These shares are not entitled to a dividend or capital, have no voting rights and have been deducted from shareholders' equity.

At the end of 2009, the Fortis share closed at EUR 2.62 per share compared to EUR 0.93 per share at the end of 2008, giving a positive absolute performance of 282% in 2009. This compares to an annual performance of the Dow Jones Insurance Index of 8.9% and of the Bel 20 index of 31.6% for the same period.

In 2009, the daily average number of Fortis shares traded on both Euronext Brussels and Euronext Amsterdam was 19.3 million, representing an average amount of EUR 41.7 million.

Ticker symbols

	Bloomberg	Reuters
Euronext	FORB BB	FOR.BR
ISIN code BE0003801181		

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and a secondary listing in Luxembourg. In the United States, Fortis has a sponsored ADR programme.

Euronext introduced a single order book as of 14 January 2009, as a result of which companies with a dual listing had to choose a market of reference. Fortis has chosen Euronext Brussels. However, Fortis investors can still trade on both Euronext Brussels and Euronext Amsterdam.

The Fortis share continues to be quoted in the Belgian Bel 20 index. Euronext Amsterdam withdrew the Fortis share from the AEX index as of 2 March 2009.

As of 21 September 2009, Fortis is no longer part of the Euro Stoxx 50 index. Reflecting its change in scope, Fortis is now part of the main European insurance indices such as the Dow Jones Euro Stoxx Insurance index.

Fortis share performance


EUR
4
3.5
3
2.5
2
1.5
1
0.5
0
▲ Fortis share
▲ DJ Euro Stoxx Insurance
Jan
2009
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Key figures

(year end)	2009	2008	2007	2006	2005
Share price (in EUR):					
• Year high	3.38	18.17	29.59	28.05	22.73
• Year low	0.85	0.57	16.22	21.03	17.04
• Year average	2.34	10.45	24.39	24.75	19.32
• At year end	2.62	0.93	18.05	27.06	22.54
Volume traded:					
• Average daily (in million shares)	19.3	30.0	17.2	5.9	5.6
• Average daily (in EUR million)	41.7	313	420	173	130
Number of shares (in millions):					
• Issued	2,517	2,517	2,367	1,343	1,341
• Carrying voting rights, entitled to dividend	2,351	2,352	2,202	1,303	1,301
Price/earnings[1]	5.46	(0.1)	7.8	9.6	8.8
Price/equity[1]	0.78	0.3	1.2	2.0	1.8
Earnings per share (in EUR)	0.48	(12.21)	2.30	2.83	2.57
Net equity per share (in EUR)	3.37	2.70	15.08	13.38	12.35
Gross dividend per share (in EUR)[2]	0.08	0.00	1.18	1.17	0.97

[1] Based on year-end share price.
[2] Proposed dividend for approval at shareholders' meeting of 28 and 29 April 2010.

Investor Relations

Since the closing of the transactions with BNP Paribas, the Belgian state and Fortis Bank, Fortis has undertaken substantial efforts to meet institutional investors in the main financial centres in Europe and the United States. Fortis was also present in 2009 at a number of retail investor events in Belgium. The primary objective was to provide detailed information on the new scope of activities, i.e. the principal assets and liabilities now associated with Fortis.

On 25 September 2009, Fortis organised an Investor Day in Brussels at which the main conclusions of the strategic review were presented. The review in question began immediately after the approval and closing of the transactions with BNP Paribas, the Belgian state and Fortis Bank.

The table below provides an overview of institutional shareholders that meet the statutory disclosure threshold of 3% and the geographical breakdown of the shareholder base within the main regions. Retail shareholders are estimated at around 25% of the total shareholding.

(At year end 2009)

Ping An Insurance		4.81%
Fortis Bank[1]		4.98%
BlackRock Inc.[2]		3.39%
UBS AG		3.10%
Other shareholders in:	Belgium/ Luxembourg[3]	31%
	the Netherlands[3]	8%
	United Kingdom	18%
	Germany	5%
	Rest of World	22%
Total (rounded figures)		100%

1 The 125,313,283 shares linked to the CASHES will not carry voting or dividend rights until the CASHES are exchanged for the underlying Fortis shares.
2 On 1 December 2009, Barclays Global Investors (BGI) was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following the acquisition triggered this disclosure requirement.
3 Based on an extrapolation of an external shareholders' identification survey based on data at end of December 2009.

As of the end of February 2010, 20 sell-side analysts actively cover Fortis. The analyst base is spread widely across London, Brussels, Amsterdam and Paris. Some internal analyst changes occurred during the year as a result of the change in scope to insurance activities. In addition, a number of new analysts initiated coverage on Fortis during the year.

An overview of the main analysts following Fortis as at 28 February 2010 is shown below.

Autonomous Research	Farquhar Murray	London	United Kingdom
Bank Degroof	Ivan Lathouders	Brussels	Belgium
Bank of America Merrill Lynch	Frank Stoffel	London	United Kingdom
Citi	William Elderkin	London	United Kingdom
CA Cheuvreux	Hans Pluijgers	Amsterdam	The Netherlands
Credit Suisse	Merryleas Head	London	United Kingdom
Deutsche Bank	Robin Buckley	London	United Kingdom
Evolution Securities	Jaap Meijer	London	United Kingdom
Exane BNP Paribas	François Boissin	Paris	France
Goldman Sachs International	Johnny Vo	London	United Kingdom
ING Financial Markets	Albert Ploegh	Amsterdam	The Netherlands
JP Morgan	Duncan Russell	London	United Kingdom
KBC Securities	Dirk Peeters	Brussels	Belgium
Keefe, Bruyette & Woods	Chris Hitchings	London	United Kingdom
Kempen & Co	Ryan Palacek	Amsterdam	The Netherlands
Kepler Capital Markets	Benoit Pétrarque	Amsterdam	The Netherlands
Oddo Securities	Scander Bentchikou	Paris	France
Petercam	Marc Debrouwer	Brussels	Belgium
Rabo Securities	Cor Kluis	Amsterdam	The Netherlands
RBS	Thomas Nagtegaal	Amsterdam	The Netherlands

Dividend

2009 dividend

On 15 March 2009, Fortis announced that the statutory loss carried forward of EUR 22.5 billion at Fortis SA/NV had resulted in a depletion of the amounts available for distribution at year end 2008. Consequently, the Board of Directors concluded that no dividend would be proposed for the 2008 financial year. The proposal to restore the level of distributable reserves was approved at the General Meeting of Shareholders of Fortis SA/NV on 28 April 2009.

On 27 May 2009, the Board of Directors confirmed its intention to resume the payment of a dividend for the 2009 financial year.

On 9 March 2010, Fortis decided to announce its decision to propose to the General Meetings of Shareholders of Fortis SA/NV and Fortis N.V. on 28 and 29 April 2010 the approval of the payment of an annual dividend for 2009 of 8 eurocents per share.

Dividend policy

Fortis published its new dividend strategy on 25 September 2009. This reflects its intention to pay a regular annual cash dividend based on the net profit of the insurance activities. Fortis is targeting a dividend pay-out ratio of 40 - 50%.

Furthermore, and as part of the global agreement between Fortis, BNP Paribas and the Federal Participation and Investment Corporation (SFPI/FPIM), Fortis SA/NV has been granted a non-standard cash-settled call option that allows it to benefit from the appreciation in the value of the BNP Paribas shares held by the SFPI/FPIM.

In order to comply with all the requirements of the European Commission, and in addition to its regular dividend policy, Fortis announced on 27 July 2009 that it will propose to its shareholders the distribution in the form of a dividend of any gains from the exercise or monetisation of the call option.

Dividend election procedure

Each Fortis share represents one share in each of the two Fortis parent companies, i.e. Fortis N.V. and Fortis SA/NV. Shareholders can decide from which parent company they wish to receive the dividend. They can choose Fortis N.V. and receive the dividend from the Dutch source, or Fortis SA/NV and receive the dividend from the Belgian source. Shareholders must make their choice known before the given deadline.

Financial calendar 2010

10 March	Annual results 2009
28 April	Annual General Meeting of Shareholders in Brussels
29 April	Annual General Meeting of Shareholders in Utrecht
3 May	Ex-dividend date – Start of dividend election period
12 May	Trading update first three months 2010
21 May	End of dividend election period
1 June	Payment of 2009 dividend
25 August	Half-year results 2010
10 November	Trading update first nine months 2010

Glossary

ADR shares
American Depository Receipt shares. These represent shares of a foreign company that can be purchased in the US, with transactions settled and dividends paid in dollars.

Annual premium equivalent (APE)
A broadly comparable measure across companies to allow for differences between regular and single premium business. APE is calculated as total new business regular premium plus 10% of new business single premium.

CASHES
Convertible And Subordinated Hybrid Equity-linked Securities. A EUR 3 billion financial instrument issued by Fortis Bank SA/NV at the end of 2007 in the context of the financing of the acquisition of ABN AMRO assets.

Combined ratio
The ratio between the insurer's total expenses (claims burden, commissions and general expenses) and premiums received. The combined ratio is only applied to non-life insurance.

DPF
Discretionary Participation Feature. This relates to the right of holders of certain insurance contracts and/or financial instruments to receive a supplemental return (in addition to guaranteed benefits). Its amount and/or term is contractually at the discretion of the issuers.

Embedded Value and Market Consistent Embedded Value
Embedded Value represents the present value of shareholders' interests in the earnings distributable from assets allocated to the life business after sufficient allowance for the aggregate risks. Only value arising from the in-force business with existing policyholders is included, value from potential future business is excluded. Market Consistent Embedded Value is the term applied to the embedded value when the valuation techniques used for the assets and liabilities (including the allowance for risk) are consistent with how the market would value them.

FRESH
Floating Rate Equity-linked Subordinated Hybrid capital securities. A EUR 1.25 billion financial instrument issued by Fortfinlux S.A. in 2002.

Gross inflow
Sum of gross written premiums and investment contracts without DPF (Discretionary Participation Feature).

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

HYBRONE
Innovative Tier-1 hybrid securities. This instrument is a EUR 500 million non-equity-linked, perpetual and subordinated financial instrument issued by Fortis Hybrid Financing S.A. in 2006, with a step-up in 2016 and on-lent in hybrid format to AG Insurance.

IFRS
International Financial Reporting Standards, previously International Accounting Standards (IAS), used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

NITSH
Non-Innovative Tier-1 Subordinated Hybrid securities. These instruments are non-equity-linked, perpetual and subordinated financial instruments issued by Fortis Hybrid Financing S.A. without a step-up. In 2008, Fortis issued NITSH I for USD 750 million (on-lent in hybrid format to Fortis Bank) and NITSH II for EUR 625 million (on-lent in hybrid format to AG Insurance for EUR 250 million and to Fortis Bank for EUR 375 million).

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Reserves/Premium ratio
In non-life insurance, the ratio of reserves to premiums. It can be calculated gross or net of reinsurance, and is a measure of reserve strength.

RPN(I)
Relative Performance Note (Interest)
An instrument concluded between Fortis Bank SA/NV and Fortis SA/NV resulting in a quarterly cash payment of interest between these parties, based on 3 months Euribor + 20 basis points over the face value of a Relative Performance Note, that serves as reference amount. The reference amount is defined as the difference between EUR 2.35 billion and the market value of 125 million Fortis shares less the difference between EUR 3 billion and the market value of the CASHES securities issued by Fortis Bank SA/NV.

Solvency II
Solvency II is a fundamental review of the capital adequacy regime for the European insurance industry. It aims to establish a revised set of EU-wide capital requirements and risk management standards that will replace the current Solvency I requirements.

Technical result
The result generated by the underwriting of insurance contracts including financial revenues and capital gains related to these contracts.

Value Added by New Life Business (VANB)
The discounted present value of the future distributable shareholder net cash flows expected from the block of new business written in a specified period.

VOBA
Value Of Business Acquired. The present value of future profits from acquired insurance contracts. VOBA is recognised as an intangible asset and amortised over the period in which the premiums or gross profits of the policies are recognised.

Key figures Fortis

in EUR million	FY 09	FY 08	H2 09	H2 08	H1 09
Net profit Insurance before non-controlling interests	**576**	**31**	**314**	**(318)**	**262**
• AG Insurance	435	12	229	(239)	206
• Fortis Insurance International	141	19	84	(80)	57
Net profit Insurance attributable to shareholders	**456**	**6**	**227**	**(313)**	**229**
• AG Insurance	366	6	171	(242)	195
• Fortis Insurance International	90	(0)	57	(71)	33
Net profit General Account (incl. eliminations)	**736**	**(616)**	**78**	**(322)**	**658**
• Net profit General Account excl. value call option	155	(616)	(21)	(322)	176
Net profit attributable to shareholders*	**1,192**	**(28,022)**	**306**	**(635)**	**886**
• Net profit attributable to shareholders excl. value call option	611	(28,022)	207	(635)	404
Funds under management (in EUR bn)	**73.0**	**65.8**	**73.0**	**65.8**	**68.5**
Operating cost Life/ FUM Life ratio	**0.59%**	**0.59%**	**0.59%**	**0.59%**	**0.59%**
Combined ratio	**105.1%**	**99.8%**	**104.3%**	**100.0%**	**105.8%**
Total solvency ratio Insurance (%)	**231%**	**202%**	**231%**	**202%**	**229%**
Embedded Value	**4,898**	**4,271**	*	*	*
Value of new business (VANB)	**69**	**81**	*	*	*
Weighted average number of ordinary shares (in million)	2,475	2,296	2,475	2,396	2,475
Earnings per share (in EUR)	**0.48**	**(12.21)**	**0.12**	**(12.38)**	**0.36**
• Earnings per share excl. value call option (in EUR)	0.24	(12.21)	0.08	(12.38)	0.16
• Before net result on discontinued operations	0.48	(0.27)	0.12	(0.31)	0.36
Net equity per share (in EUR)	**3.37**	**2.75**	**3.37**	**2.75**	**3.11**
• Net equity per share excl. value call option (in EUR)	3.14	2.75	3.14	2.75	2.91
Dividend per share (in EUR)	**0.08**	-	-	-	-
Return on equity	**15%**	**(97%)**	**9%**	-	**6%**
• Return on equity per share excl. value call option	7.8%	-	5%	2.8%	-

* The 2008 net profit includes a loss on discontinued operations of EUR 27.4 billion.

Published and edited by **Fortis**
Photography **Lieve Blancquaert and Fortis**
Concept and design **The Crew, Brussels**
Printed by **Kunstdrukkerij Mercurius, Westzaan**
Binding **Binderij Hexspoor, Boxtel**

Together, the Annual Review 2009 and the Financial Statements 2009 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: **www.fortis.com.**

Op uw verzoek zenden wij u graag het Jaaroverzicht 2009 in het Nederlands. Het Jaaroverzicht 2009 en de Jaarrekeningen 2009 vormen samen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Nederlandse en Franse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de Nederlandse en Franse versie. Het Jaarverslag is ook te vinden op internet: **www.fortis.com.**

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2009 en français. Le Synopsis de l'année 2009 et les Comptes annuels 2009 constituent ensemble le Rapport annuel de Fortis. La partie "Comptes annuels" présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise.
Vous pouvez également consulter le Rapport annuel sur Internet : **www.fortis.com.**

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